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As filed with the Securities and Exchange Commission on April 16, 2014

Registration No. 333-194505

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 6
to
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Leju Holdings Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	7380 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

15/F Floor, Shoudong International Plaza, No. 5 Building, Guangqu Home
Dongcheng District, Beijing 100022
People's Republic of China
+86 10 5895 1000

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017
+1 (212) 750-6474

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen's Road Central Hong Kong +852 3740-4700	David J. Johnson, Jr., Esq. O'Melveny & Myers 31 Floor, AIA Central 1 Connaught Road, Central Hong Kong +852 3512-2300	David Roberts, Esq. Ke Geng, Esq. O'Melveny & Myers LLP Yin Tai Centre, Office Tower, 37th Floor No. 2 Jianguomenwai Ave. Chao Yang District Beijing 100022 People's Republic of China +86-10-6563-4200

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(2)(3)	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee

Ordinary Shares, par value US$0.001 per share(1)	11,500,000	US$12.00	US$138,000,000	US$17,774(4)

(1)
American depositary shares issuable upon deposit of ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333-195067). Each American depositary share represents one ordinary share.

(2)
Includes ordinary shares that are issuable upon the exercise of the underwriters' over-allotment option. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

(4)
Previously paid.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus Dated

April 16, 2014

10,000,000 American Depositary Shares

Leju Holdings Limited

Representing 10,000,000 Ordinary Shares

        This is an initial public offering of American depositary shares, or ADSs, of Leju Holdings Limited, or Leju.

        We are offering 10,000,000 ADSs. Each ADS represents one of our ordinary share, par value $0.001 per share.

        Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We anticipate that the initial public offering price per ADS will be between $10.00 and $12.00. We have applied to list the ADSs on The New York Stock Exchange, or the NYSE, under the symbol "LEJU."

        We are an "emerging growth company" under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements. Following the completion of this offering and taking into account the ordinary shares we will issue and sell to Tencent in the concurrent private placement, we will be a "controlled company" as defined under the Corporate Governance Rules of the NYSE because E-House (China) Holdings Limited, or E-House, will hold 76.3% of our then outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option, or 75.5% of our then outstanding ordinary shares if the underwriters exercise their over-allotment option in full. See "Principal Shareholders."

        Investing in our ADSs involves risks. See "Risk Factors" beginning on page 14.

        Neither the United States Securities and Exchange Commission, or the SEC, nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Leju	$	$

        The underwriters have an option to purchase up to an additional 1,500,000 ADSs from us at the initial public offering price less the underwriting discount to cover over-allotments.

        The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about                                        ,  2014.

Joint Bookrunners
Credit Suisse	J.P. Morgan

China Renaissance	Macquarie Capital	China Merchants Securities (HK)

Prospectus dated                                        , 2014

Online Advertising
Listing
E-Commerce

Your home connection

LEJU 乐居 LEJU.COM

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

        Until                        , 2014 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

 PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under "Risk Factors," before deciding whether to buy our ADSs.

Our Business

        We are a leading online-to-offline, or O2O, real estate services provider in China. We offer real estate e-commerce, online advertising and online listing services through our online platform, which comprises local websites covering over 250 cities and various mobile applications. We integrate our online platform with complementary offline services to facilitate residential property transactions. In addition to our own websites, we also operate various real estate and home furnishing websites of SINA Corporation, or SINA, and Baidu Inc., or Baidu.

        E-Commerce.    We offer e-commerce services primarily in connection with new residential property sales. Our O2O services for new residential properties include selling discount coupons and facilitating online property viewing, physical property visits and pre-sale customer support. We earn revenue primarily from the sale of discount coupons used for property purchases.

        Online Advertising.    We sell advertising primarily on the SINA and Baidu new residential properties and home furnishing websites, each of which is operated by us. In addition, we are the exclusive advertising agent for the SINA home page and non-real estate websites with respect to advertising sold to real estate and home furnishing advertisers. We also have the exclusive right to sell Baidu's Brand-Link product for real estate related advertising.

        Listing.    We offer fee-based online property listing services to real estate agents and free services to individual property sellers. We operate the SINA and Baidu real estate websites for listings of existing residential properties for sale or lease.

        We have experienced substantial growth in recent years. Our total revenues have increased from $137.1 million in 2011 to $171.3 million in 2012 and to $335.4 million in 2013. We incurred net losses of $438.3 million in 2011 and $43.8 million in 2012 and generated net income of $42.7 million in 2013. We had adjusted net income of $11.6 million in 2011, adjusted net loss of $9.6 million in 2012 and adjusted net income of $63.4 million in 2013. Substantially all of our operations are in China. For information regarding adjusted net income (loss), see "—Summary Consolidated Financial Data—Non-GAAP Financial Measures."

Our Industry

        Real estate developers in China increasingly rely on online advertising to gain exposure to consumers. According to iResearch Consulting Group, or iResearch, a third-party market research firm, online advertising spending in China related to the real estate industry grew from approximately RMB0.8 billion in 2009 to RMB3.0 billion in 2012, representing a compound annual growth rate, or CAGR, of 53.6%. Historically, there were limited sources of comprehensive information on China's real estate market conveniently accessible by buyers, developers and other principal industry participants. However, technology is changing the way that consumers search for homes and real estate developers market new projects. Real estate information websites attract developers and sellers to list their properties online to gain maximum exposure to buyers, while buyers and agents are attracted to search for properties on these websites due to the vast amounts of information and services available, complemented by the ability to tailor search preferences.

        As internet access and functionality improve, more and more consumers in China are purchasing products and services online. The growing population of paying users and greater spending per paying user in China is expected to drive growth in the e-commerce sector in China from RMB1.9 trillion in 2013 to RMB3.6 trillion in 2016, representing a projected CAGR of 24.8%, according to iResearch. Total online retail gross merchandise value, or GMV, in China as a percentage of total consumer spending in China is estimated to reach 10.8% in 2016 from 7.7% in 2013. In today's market, an effective combination of online information and marketing with strong offline services and transaction support is crucial to a successful e-commerce platform.

        O2O real estate services integrate online information and marketing with offline promotion and transaction support. On the online side, O2O real estate services offer a vast amount of internet user information and marketing tools to real estate industry players, while potential buyers have access to accurate property purchasing information and services, benefits such as discounts, and a reliable transaction platform. On the offline side, O2O real estate services include sales of discount coupons to potential property purchasers, co-ordination of property and showroom visits, property inspections and ratings issued by reliable third parties, as well as on-site transaction support.

Competitive Strengths

        Our key competitive strengths include the following:

  •
  pioneer in China's O2O real estate services industry;

  •
  comprehensive online real estate platform attracting customers from major internet entry points in China;

  •
  scalable business model with high operating efficiency;

  •
  nationwide geographic coverage with strong local presence, coupled with extensive membership base; and

  •
  experienced and motivated management team.

Our Strategies

        We seek to maintain and strengthen our position as a leading O2O real estate services provider in China by pursuing the following strategies:

  •
  continue to innovate through new service offerings;

  •
  expand strategic partnerships with leading internet companies;

  •
  further enhance our mobile applications;

  •
  strategically strengthen our geographic coverage; and

  •
  continue to attract and retain talent.

Our Challenges

        Our ability to execute our strategies is subject to risks and uncertainties, including:

  •
  fluctuations in China's real estate market;

  •
  the highly regulated nature of, and government measures affecting, the real estate and internet industries in China;

  •
  our ability to compete successfully against current and future competitors;

  •
  our ability to continue to develop and expand our content, service offerings and features, and to develop or incorporate the technologies that support them;

  •
  our limited operating history and lack of experience as a stand-alone public company, given our recent carve-out from our parent company E-House and prior reliance on E-House for various corporate services;

  •
  our reliance on SINA, Baidu and others with which we have developed, or may develop in the future, strategic partnerships;

  •
  substantial revenue contribution from a limited number of real estate markets, including Beijing, Shanghai, Guangzhou and Tianjin;

  •
  complexities resulting from our ongoing relationships with E-House, such as potential conflicts of interest, less favorable terms in agreements with related parties and lack of control of the outcomes of shareholder actions, due to E-House's controlling ownership in our company;

  •
  effectiveness of our contractual arrangements in providing operational control over our consolidated VIEs in China; and

  •
  our ability to receive distributions from, and to make loans to, and direct investments in, our operating entities in China.

        Please see "Risk Factors" and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Corporate History and Structure

        Leju Holdings Limited was incorporated as our holding company in November 2013 by our parent company, E-House, a leading real estate services company in China listed on the NYSE. E-House will remain our parent company and controlling shareholder after this offering. Substantially all of our operations are conducted through the PRC subsidiaries and consolidated VIEs under China Online Housing Technology Corporation, or China Online Housing, Omnigold Holdings Limited, or Omnigold, China E-Real Estate Holdings Limited, or E-Real, and E-House China (Tianjin) Holdings Limited, or E-House Tianjin, each of which became our subsidiary in December 2013 as part of a restructuring by E-House. China Online Housing was incorporated as a joint venture of SINA and E-House in 2008 to operate the SINA real estate and home furnishing websites and related business, including online advertising services. China Online Housing became a consolidated subsidiary of E-House in 2009 and a wholly owned subsidiary of E-House in 2012. Omnigold was incorporated by E-House in October 2010 to operate the home furnishing services business and is currently 84% owned by us. E-Real and E-House Tianjin were incorporated by E-House in June 2011 and March 2012, respectively, and are wholly owned by us. E-Real was incorporated to operate the real estate e-commerce business. E-House Tianjin supports our real estate e-commerce business.

        Due to PRC legal restrictions on foreign ownership and investment in the internet information services and advertising businesses, we conduct such activities through contractual arrangements with our consolidated VIEs in China. Our e-commerce business with respect to new residential properties is operated through our contractual arrangements with Shanghai Yi Xin and its shareholders. Our e-commerce business with respect to home furnishing is operated through our contractual arrangements with Beijing Jiajujiu and its shareholders. Our online advertising business for new residential properties websites and our secondary listings business are operated through our contractual arrangements with Beijing Leju and its shareholders. We have entered into, through our PRC subsidiaries, Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng, a series of contractual arrangements with Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective shareholders. These contractual arrangements enable us to (i) direct the activities that most significantly affect the economic performance of Beijing

Leju, Shanghai Yi Xin, Beijing Jiajujiu and their subsidiaries and branches; (ii) receive substantially all of the economic benefits from the three consolidated VIEs and their subsidiaries in consideration for the services provided by our PRC subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in the consolidated VIEs, when and to the extent permitted by PRC law, or request any existing shareholder of the consolidated VIEs to transfer all or part of the equity interest in the consolidated VIEs to another PRC person or entity designated by us at any time in our discretion. These agreements make us their "primary beneficiary" for accounting purposes under accounting principles generally accepted in the Unites States of America, or U.S. GAAP. For descriptions of these contractual arrangements, see "Related Party Transactions—Contractual Arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu (the consolidated VIEs)."

        As a result of these contractual arrangements, Leju Holdings Limited, through PRC subsidiaries, is the primary beneficiary of these PRC entities and accounts for them as VIEs, and consolidates the financial results of these entities into our financial statements in accordance with U.S. GAAP. If our consolidated VIEs and their shareholders fail to perform their obligations under these contractual arrangements, we could be limited in our ability to exercise effective control over our consolidated VIEs. Further, if we are unable to maintain effective control over our consolidated VIEs, we would not be able to continue to consolidate our consolidated VIEs' financial results in our consolidated financial statements. We rely on dividends and service fees paid to us by our PRC subsidiaries and our consolidated VIEs in China. Entities apart from our consolidated VIEs contributed in aggregate 15.1%, 4.7% and 5.7% of our total net revenues in 2011, 2012 and 2013, respectively. Our operations not conducted through contractual arrangements with the consolidated VIEs primarily consist of outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. In 2011, 2012 and 2013, the total amount of service fees that our PRC subsidiaries received from our consolidated VIEs under all the service agreements between our PRC subsidiaries and consolidated VIEs was $16.1 million, $7.6 million and $24.5 million, respectively. As of December 31, 2013, the amount of service fees payable to us by the consolidated VIEs was $48.1 million, of which $22.5 million has been paid to us during the first two months of 2014. We are subject to foreign exchange control restrictions and restrictions on foreign investment into our PRC subsidiaries and consolidated VIEs, and the payment of dividends by our PRC subsidiaries to our Cayman holding company is subject to certain restrictions under the PRC laws and regulations, all of which may restrict our ability to access the revenues and cash of our PRC subsidiaries and consolidated VIEs. For a description of these contractual arrangements and certain related risks, see "Related Party Transactions—Contractual Arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu (the consolidated VIEs)" and "Risk Factors—Risks Related to Our Corporate Structure."

        The following diagram illustrates our corporate structure, including our principal operating subsidiaries and consolidated VIEs as of the date of this prospectus.

Notes:

(1)
Beijing Yisheng Leju Information Services Co., Ltd., or Beijing Leju, is a VIE established in China in 2008 and is 80% owned by Mr. Xudong Zhu and 20% owned by Mr. Zuyu Ding, and each of Shanghai Yi Xin E-Commerce Co., Ltd., or Shanghai Yi Xin and Beijing Jiajujiu E-Commerce Co., Ltd., or Beijing Jiajujiu is a VIE established in China in 2011 and is 70% owned by Mr. Zuyu Ding and 30% owned by Mr. Weijie Ma. We effectively control Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu through contractual arrangements. See "Related Party Transactions—Contractual Arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu (the consolidated VIEs)."

(2)
The registered business scope of each of Shanghai Yi Yue Information Technology Co., Ltd., or Shanghai Yi Yue, Shanghai Xiangle Information Technology Limited, or Shanghai Xiangle, Shanghai SINA Leju Information Technology Co., Ltd., or Shanghai SINA Leju, Shanghai Fangxin Information Technology Co., Ltd., or Shanghai Fangxin, and Beijing Maiteng Fengshun Science and Technology Co., Ltd., or Beijing Maiteng contains the business of development of computer software which falls in the encouraged category for foreign investment in the Foreign Investment Industrial Guidance Catalogue. The registered business scope of each of E-House City Rehouse Real Estate Broker (Shanghai) Co., Ltd., or City Rehouse, and all its subsidiaries contains the business of real estate brokerage service which falls in the restricted category for foreign investment in the Foreign Investment Industrial Guidance Catalogue. Under PRC law, foreign investors are allowed to own 100% of PRC subsidiaries with a registered business scope which includes real estate brokerage services so long as they obtain necessary approval from the relevant government authorities. Currently, City Rehouse and all its subsidiaries provide supporting services to our e-commerce business and no longer provide any secondary real estate brokerage services. The other businesses listed in the registered business scope of each of Shanghai Yi Yue, Shanghai Xiangle, Shanghai SINA Leju, Shanghai Fangxin, Beijing Maiteng, and City Rehouse and all its subsidiaries are not listed in the Foreign Investment Industrial Guidance Catalogue and thus fall in the permitted category for foreign investment under PRC law.

(3)
We are in the process of deregistering Shanghai Xiangle.

Recent Developments

        On March 10, 2014, we entered into a strategic cooperation agreement with Tencent, a provider of comprehensive internet services serving the largest online community in China. Pursuant to the strategic cooperation agreement, we and Tencent have agreed to jointly develop software and tools for use on Tencent's social communication platform, Weixin, to facilitate our opening of Weixin public accounts associated with real estate projects, which we believe will provide real estate information to Weixin users, enable us to better connect with our users through such accounts and expand payment solutions provided to users. We have agreed to adopt Weixin payment solutions as the default payment method for real estate O2O e-commerce transactions conducted by our users on Weixin. We and Tencent have also agreed to explore and pursue additional opportunities for potential cooperation, including but not limited to cooperation involving Tencent's social communications platform, including Weixin, "QQ" and "mobile QQ;" the social media service, "Tencent Weibo;" the social networking service, "Qzone;" and/or certain other Tencent wholly-owned internet properties in China.

        On March 21, 2014, we entered into a share purchase and subscription agreement with E-House and Tencent, pursuant to which Tencent has acquired from E-House 19,201,800 of our ordinary shares, or 15% of our total outstanding shares on a fully diluted basis, including all options and restricted shares and any other rights to acquire our shares that are granted and outstanding, for $180 million in cash. Concurrent with the consummation of this offering, Tencent will subscribe for an additional number of our ordinary shares, at a price per ordinary share equal to the initial public offering price per ordinary share, sufficient for Tencent to maintain a 15% equity interest in us on a fully diluted basis as of the consummation of this offering. In connection with the sale of shares to Tencent, we have entered into an investor rights agreement with E-House and Tencent, which grants E-House and Tencent certain registration rights with respect to our ordinary shares owned by them, grants certain board representation rights to Tencent and places certain restrictions on the transfer of our ordinary shares by E-House or Tencent.

        See "Related Party Transactions—Transactions and Agreements with Tencent" for more information.

Our Relationship with E-House

        We are a subsidiary of E-House, which will remain our parent company and controlling shareholder after this offering. E-House first reported its real estate online services business as a separate segment in its annual report on Form 20-F for the year ended December 31, 2009. Prior to this offering, E-House has provided us with accounting, administrative, marketing, internal control, customer service and legal support, and has also provided us with the services of a number of its executives and employees. Upon completion of this offering, E-House will hold 76.3% of our then outstanding ordinary shares, including 2,029,420 ordinary shares we will issue and sell in the private placement to Tencent concurrently with this offering and assuming the underwriters do not exercise their over-allotment option. Upon becoming a stand-alone public company, we will contract with third parties to provide certain services to us associated with our being a public company, the costs of which may be higher than our current cost allocation with E-House for the same services.

        We have entered into agreements with E-House with respect to various ongoing relationships between us. These include a master transaction agreement, an offshore transitional services agreement, an onshore transitional services agreement, a non-competition agreement and an onshore cooperation agreement. See "Our Relationship with E-House" and "Risk Factors—Risks Related to Our Carve-out from E-House and Our Relationships with E-House."

Corporate Information

        Our principal executive offices are located at 15/F, Beijing Shoudong International Plaza, No. 5 Building, Guangqu Home, Dongcheng District, Beijing 100022, People's Republic of China. Our telephone number at this address is +86 10 5895 1000. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. In addition, we have 53 branch offices in mainland China and a branch office in Hong Kong.

        Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is leju.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

Conventions that Apply to this Prospectus

        Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

  •
  "Leju," "we," "us," "our company" and "our" are to Leju Holdings Limited, its subsidiaries and its consolidated VIEs;

  •
  "ADSs" are to our American depositary shares, each of which represents one ordinary share;

  •
  "Beijing Leju" are to Beijing Yisheng Leju Information Services Co., Ltd.;

  •
  "Beijing Jiajujiu" are to Beijing Jiajujiu E-Commerce Co., Ltd.;

  •
  "Beijing Maiteng" are to Beijing Maiteng Fengshun Science and Technology Co., Ltd.;

  •
  "China" or the "PRC" are to the People's Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

  •
  "China Online Housing" are to China Online Housing Technology Corporation;

  •
  "consolidated VIE" are to each of our consolidated variable interest entities, namely each of Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu;

  •
  "CITIC" are to CITIC Bank Corporation Limited;

  •
  "E-House" are to E-House (China) Holdings Limited, a Cayman Islands exempted company with limited liability, and its predecessor entities;

  •
  "O2O services" are to online to offline services, including in connection with the marketing of new residential properties by developers;

  •
  "ordinary shares" prior to the completion of this offering are to our ordinary shares, par value $0.001 per share;

  •
  "RMB" and "Renminbi" are to the legal currency of China;

  •
  "Shanghai SINA Leju" are to Shanghai SINA Leju Information Technology Co., Ltd.;

  •
  "Shanghai Yi Xin" are to Shanghai Yi Xin E-Commerce Co., Ltd.;

  •
  "Shanghai Yi Yue" are to Shanghai Yi Yue Information Technology Co., Ltd.;

  •
  "Tencent" are to Tencent Holdings Limited or certain of its affiliates which have entered into agreements with us as described under "Related Party Transactions—Transactions and Agreements with Tencent," as applicable; and

  •
  "U.S. dollars," "$," and "dollars" are to the legal currency of the United States.

        Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

The Offering

Offering price	We currently estimate that the initial public offering price will be between $10.00 and $12.00 per ADS.
ADSs offered by us	10,000,000 ADSs (or 11,500,000 ADSs if the underwriters exercise their over-allotment option in full).
Concurrent private placement
Concurrently with, and subject to, the completion of this offering, Tencent, our existing shareholder, has agreed to purchase from us such number of ordinary shares, at a price per ordinary share equal to the initial public offering price per ordinary share, sufficient for Tencent to maintain a 15% equity interest in us (on a fully diluted basis, including all options and restricted shares and any other rights to acquire our shares that are granted and outstanding, and assuming the underwriters exercise their over-allotment option to purchase additional ADSs in full) as of the consummation of this offering. As a result, Tencent will purchase 2,029,420 additional ordinary shares from us upon the completion of this offering. Our proposed issuance and sale of ordinary shares to Tencent are being made through a concurrent private placement pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under Regulation S of the Securities Act. Tencent has agreed not to, without a prior written consent, directly or indirectly, sell, transfer or dispose of any ordinary shares acquired in the private placement for six months after the completion of this offering.
ADSs outstanding immediately after this offering	10,000,000 ADSs (or 11,500,000 ADSs if the underwriters exercise their over-allotment option in full).
Ordinary shares outstanding immediately after this offering	132,029,420 ordinary shares (including 2,029,420 ordinary shares we will issue and sell in the private placement to Tencent concurrently with this offering).
The ADSs	Each ADS represents one ordinary share, par value $0.001 per share.

The depositary will hold ordinary shares underlying your ADSs and the depositary or its nominee will actually be the registered owner of the shares. As an ADS holder, you will not have any shareholder rights and your rights will be limited to those of an ADS holder, according to the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in proportion to the number of ordinary shares your ADSs represent, unless the depositary determines in its discretion that it is impractical or unlawful to make a distribution available to any ADS holder. If the depositary determines any dividends or distributions to be not practicable to any specific registered ADS holder, the depositary may choose any method of distribution that it deems practicable for such ADS holder, or the depositary may do nothing, in which case such ADS holder will receive nothing.

As an ADS holder, you will not be able to directly exercise your right to vote with respect to the underlying shares and you must vote by giving the depositary voting instructions. Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions. There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you will not have the opportunity to exercise a right to vote.
You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.
Over-allotment option	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 1,500,000 additional ADSs.
Use of proceeds
We estimate that we will receive net proceeds from this offering of approximately $97.3 million, or approximately $112.6 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and the estimated offering expenses payable by us. In addition, we expect to receive net proceeds of approximately $20.8 million from the concurrent private placement to Tencent, after deducting estimated fees and expenses payable by us in connection with the private placement. These estimates are based upon an assumed initial public offering price of $11.00 per ADS, the midpoint of the price range shown on the front cover page of this prospectus.

We plan to use the net proceeds of this offering as follows:
• approximately $40.0 million to enhance our technology infrastructure and develop new products and services for our online platform;
• approximately $30.0 million for geographic expansion, including adding new business lines in existing cities and converting outsourced operations to direct operations in select cities; and

•

the balance for general corporate purposes, including funding potential acquisitions of complementary businesses and strategic investments, although we are not currently negotiating any such transactions.

See "Use of Proceeds" for more information.
Lock-up
We, our directors, executive officers and our existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See "Shares Eligible for Future Sale" and "Underwriting."

The share purchase and subscription agreement entered into between us, E-House and Tencent on March 21, 2014, provides for certain restrictions on the transfer of the ordinary shares purchased pursuant to the share purchase and subscription agreement. For an 18-month lock-up period that commenced on the purchase date, Tencent may not directly or indirectly transfer or pledge any of the ordinary shares purchased from E-House without our prior written consent. For a six-month lock-up period that will commence upon the purchase of the ordinary shares for which Tencent will subscribe concurrently with the consummation of this offering, Tencent may not directly or indirectly transfer or pledge any of such ordinary shares without our prior written consent. See "Related Party Transactions—Transactions and Agreements with Tencent."
Reserved ADSs
At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 800,000 ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.
Listing	We have applied to have the ADSs listed on the NYSE under the symbol "LEJU." Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.
Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company, or DTC, on , 2014.
Depositary	JPMorgan Chase Bank, N.A.

Summary Consolidated Financial Data

        The following summary consolidated statements of operations data and summary consolidated statement of cash flow data for the years ended December 31, 2011, 2012 and 2013 and summary consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. Our summary consolidated financial data also includes certain non-GAAP measures, which are not required by, or presented in accordance with, U.S. GAAP, but are included because we believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Year Ended December 31,
	2011	2012	2013
	(in thousands of $, except share and per share data)
Summary Consolidated Statement of Operations Data
Revenues
E-commerce	—	26,996	170,205
Online advertising	132,076	138,767	145,445
Listing	5,015	5,533	19,772

Total revenues	137,091	171,296	335,422
Cost of revenues	(37,583)	(54,118)	(63,991)
Selling, general and administrative expenses	(121,610)	(163,535)	(226,143)
Goodwill impairment charge	(417,822)	—	—
Other operating income	14	153	600

Income (loss) from operations	(439,911)	(46,203)	45,888
Income (loss) before taxes and equity in affiliates	(440,261)	(47,926)	45,785
Net income (loss)	(438,252)	(43,849)	42,650
Net income (loss) attributable to Leju shareholders	(438,831)	(44,759)	42,525
Earnings (loss) per share:
Basic	(3.66)	(0.37)	0.35
Diluted	(3.66)	(0.37)	0.35
Weighted average numbers of shares used in computation:
Basic	120,000,000	120,000,000	120,000,000
Diluted	120,000,000	120,000,000	120,000,000

	As of December 31,
	2012	2013
	(in thousands of $)
Summary Consolidated Balance Sheet Data
Cash and cash equivalents	71,090	98,730
Accounts receivable	86,652	87,316
Total current assets	178,968	222,788
Intangible assets, net	163,204	128,530
Total assets	393,867	402,938
Amounts due to related parties	83,143	4,501
Total current liabilities	159,661	123,584
Total liabilities	200,588	151,148
Total Leju equity	190,173	248,706

	Year Ended December 31,
	2011	2012	2013
	(in thousands of $)
Summary Consolidated Statement of Cash Flows Data
Net cash provided by operating activities	11,175	3,325	83,423
Net cash used in investing activities	(26,618)	(18,159)	(16,657)
Net cash provided by (used in) financing activities	26,809	21,504	(41,360)
Net increase in cash and cash equivalents	12,709	6,836	27,639
Cash and cash equivalents at the beginning of the year	51,545	64,254	71,090
Cash and cash equivalents at the end of the year	64,254	71,090	98,730

Non-GAAP Financial Measures

        The following table sets forth, for the periods specified, our adjusted income (loss) from operations, our adjusted net income (loss), and our adjusted net income (loss) attributable to Leju shareholders. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. These non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including share-based compensation expense, amortization of intangible assets resulting from business combinations and goodwill impairment charge. We also believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry. These non-GAAP measures of our performance are not required by, or presented in accordance with, U.S. GAAP. Such measures are not a measurement of financial performance or liquidity under U.S. GAAP and should not be considered as an alternative to income from operations, net income or any other performance measures derived in accordance with U.S. GAAP or an alternative to cash flows from operating activities as a measure of liquidity. Our presentation of such measures may not be comparable to similarly titled measures presented by other companies. You should not compare such measures as presented by us with the presentation of such measures by other companies because not all companies use the same definition.

        We define adjusted income (loss) from operations as income (loss) from operations before share-based compensation expense, amortization of intangible assets resulting from business combinations and goodwill impairment charge.

        We define adjusted net income (loss) as net income (loss) before share-based compensation expense (net of tax), amortization of intangible assets resulting from business combinations (net of tax) and goodwill impairment charge (net of tax).

        We define adjusted net income (loss) attributable to Leju shareholders as net income (loss) before share-based compensation expense (net of tax and non-controlling interests), amortization of intangible assets resulting from business combinations (net of tax and non-controlling interests) and goodwill impairment charge (net of tax and non-controlling interests).

        The use of the above non-GAAP financial measures has material limitations as an analytical tool, as they do not include all items that impact our income (loss) from operations, net income (loss), and net income (loss) attributable to Leju shareholders for the period. We compensate for these limitations by providing the relevant disclosure of our share-based compensation expense, amortization of intangible assets results from business acquisitions, and goodwill impairment charge both in our reconciliations to the financial measures under U.S. GAAP, and in our consolidated financial statements, all of which should be considered when evaluating our performance.

        The following table reconciles our adjusted income (loss) from operations, adjusted net income (loss) and adjusted net income (loss) attributable to Leju shareholders in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP:

	Year Ended December 31,
	2011	2012	2013
	(in thousands of $)
Income (loss) from operations	(439,911)	(46,203)	45,888
Share-based compensation expense(1)	13,542	15,134	6,311
Amortization of intangible assets resulting from business acquisitions	21,321	22,079	22,017
Goodwill impairment charge	417,822	—	—

Adjusted income (loss) from operations	12,774	(8,990)	74,216

Net income (loss)	(438,252)	(43,849)	42,650
Share-based compensation expense (net of tax)(1)	13,542	15,134	6,311
Amortization of intangible assets resulting from business acquisitions (net of tax)	18,535	19,082	14,482
Goodwill impairment charge (net of tax)	417,822	—	—

Adjusted net income (loss)	11,647	(9,633)	63,443

Net income (loss) attributable to Leju shareholders	(438,831)	(44,759)	42,525
Share-based compensation expense (net of tax and non-controlling interests)(1)	13,542	15,134	6,311
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	18,342	18,719	14,197
Goodwill impairment charge (net of tax and non-controlling interests)	417,822	—	—

Adjusted net income (loss) attributable to Leju shareholders	10,875	(10,906)	63,033

(1)
Share-based compensation expense includes share-based compensation expenses recorded by us as well as share-based compensation expenses allocated from E-House to us.

RISK FACTORS

        An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our business is susceptible to fluctuations in China's real estate industry, which may materially and adversely affect our results of operations.

        We conduct our real estate services business primarily in China. Our business depends substantially on conditions in China's real estate industry and more particularly on the volume of new property transactions in China. Demand for private residential real estate in China has grown rapidly in recent years but such growth is often coupled with volatility and fluctuations in real estate transaction volume and prices. Fluctuations of supply and demand in China's real estate industry are caused by economic, social, political and other factors. For example, the announcement and implementation of restrictive measures in early 2011, combined with further credit tightening, resulted in a severe downturn in the real estate industry with a fall in overall transaction volume in many major cities in 2011 and 2012. In its continuing efforts to control real estate prices, the PRC government released further restrictive policies in 2012 and early 2013. These measures have affected and continue to affect the growth of China's real estate market. See "—Our business may be materially and adversely affected by government measures aimed at China's real estate industry." Furthermore, there may be situations in which China's real estate industry is so active that real estate developers see a reduced need for marketing initiatives and reduce their spending on such initiatives, which could potentially adversely affect our result of operations. To the extent fluctuations in China's real estate industry adversely affect spending on real estate marketing, our financial condition and results of operations may be materially and adversely affected.

Our business may be materially and adversely affected by government measures aimed at China's real estate industry.

        The real estate industry in China is subject to government regulations, including measures that are intended to control real estate prices.

        Since January 2011, PRC government agencies have issued a number of rules to cool down the real estate market, which include:

  •
  minimum down payments for the first self-use housing unit purchased by a family with a gross construction area of more than 90 square meters must be no less than 30% of the purchase price;

  •
  minimum down payments for the second housing unit purchased by a family was increased from 40% to 50%, and then further increased to 60%, and the loan interest rate must be no less than 110% of benchmark lending interest rate;

  •
  all municipalities directly under the central government, all provincial capitals and other cities where the local housing prices are deemed to be too high or to have risen too fast, are required to temporarily suspend the sale of housing units to families with registered local permanent residences that already own two or more housing units, families without registered local permanent residences that already own one or more housing units, and families without registered local permanent residences that cannot provide evidence of their local payment of taxes or social insurance premiums for a required period;

  •
  business tax is imposed and calculated on the full sales revenues for the sale of all housing units held for less than five years, and on the difference between the sales revenues and the amount paid for the housing unit for the sale of non-ordinary housing units which were purchased five or more years ago;

  •
  real estate property tax pilot projects were launched in Shanghai and Chongqing. Local regulations require a real property tax to be imposed on certain local housing units purchased on or after January 28, 2011, at a current tax rate of 0.6% in Shanghai and at a tax rate ranging from 0.5% to 1.2% in Chongqing; and

  •
  governments of most major cities are required to set up and make public their target for controlling the price of local, newly built, residential housing units for the current year within the first season. Accordingly, many cities, including Shanghai, Beijing, Chongqing and Shenzhen, have started such exercise to announce their respective price control targets for each year since 2011.

        In late February and March 2013, the PRC government issued the "New Five Policies" for administration of the housing market and detailed implementation rules, which revealed the PRC government's strong determination to curb the increase of housing prices by requiring more stringent implementation of housing price control measures. For example, in cities where housing unit sales have already been subject to restrictions, if the local housing supply is not sufficient so that the housing prices are rising too fast, local governments are required to take more stringent measures to restrict housing units from being sold to those families who own one or more housing units. In cities where the housing prices are rising too fast, the minimum down payment for the second housing unit purchased by a family may be further increased from 60% and the loan interest rate may be raised to be more than 110% of benchmark lending interest rate, as the local housing price control measures require. Following the request of the central government, Beijing, Shanghai and other major cities in China have announced detailed regulations for the New Five Policies in late March 2013, to further cool down local real estate markets. Such measures and policies by the government have caused a reduction in transactions in the real estate market. While these measures and policies remain in effect, they may continue to depress the real estate market, dissuade would-be purchasers from making purchases, reduce transaction volume, cause a decline in average selling prices, and prevent developers from raising the capital they need and increase developers' costs to start new projects.

        In addition, we cannot assure you that the PRC government will not adopt new measures in the future that may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may result from government policies.

We may fail to compete effectively, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.

        We face competition in each of our primary business activities. Our primary competitor at the national level is soufun.com. Other competitors at the national level include Sohu.com Inc.'s subsidiary, focus.cn. In addition, we have faced and may continue to face competition from regionally focused websites providing regional real estate listings together with localized services. We have various regional competitors, such as house365.com in the Nanjing market, and we compete with various providers in the market for paid online property listings, including anjuke.com. Our competitors may have more established brand names, larger visitor numbers and more extensive distribution channels than we do, either overall, or in specific regions in which we operate.

        The business of providing online real estate services in China is becoming increasingly competitive. The barriers to entry for establishing internet-based businesses are low, thereby allowing new entrants to emerge rapidly. As the online real estate services industry in China is relatively new and constantly evolving, our current or future competitors may be able to better position themselves to compete as the industry matures.

        We also face competition from companies in other media that offer e-commerce, advertising, listing and similar services. Any of these competitors may offer products and services that provide significant advantages over those offered by us in terms of performance, price, scope, creativity or other advantages. These products and services may achieve greater market acceptance than our service offerings, and thus weaken our brand. Increased competition in the online real estate services industry in China could make it difficult for us to retain existing customers and attract new customers, and could lead to a reduction in our revenues.

        Any of our current or future competitors may also receive investments from or enter into other commercial or strategic relationships with larger, well-established and well-financed companies and obtain significantly greater financial, marketing and content licensing and development resources than us. Furthermore, some of our competitors receive support from local governments, which may place us at a disadvantage when competing with them in their local markets. We cannot assure you that we will be able to compete successfully against our current or future competitors. Any failure to compete effectively in the real estate internet services market in China would have a material adverse effect on our business, financial condition and results of operations.

Failure to continue to develop and expand our content, service offerings and features, and to develop or incorporate the technologies that support them, could jeopardize our competitive position.

        As a company providing online services, we participate in an industry characterized by rapidly changing technology and new products and services. We rely in part on attracting customers to our platform by providing attractive and helpful content and tools on our websites to assist customers seeking to purchase residential properties and home furnishings. In addition, our ability to continue to generate and maintain online advertising service revenues depends on our ability to innovate. To remain competitive, we must continue to develop and expand our content and service offerings. We must also continue to enhance and improve the user interface, functionality and features of our websites. These efforts may require us to develop internally, or to license, increasingly complex technologies. In addition, many of our competitors are continually introducing new internet-related products, services and technologies, which will require us to update or modify our own technology to keep pace. New internet-related products, services and technologies developed by competitors could render our products and services obsolete if we are unable to update or modify our own technology. Developing and integrating new products, services and technologies into our existing businesses could be expensive and time-consuming. Furthermore, such new features, functions and services may not achieve market acceptance or serve to enhance our brand loyalty. We may not succeed in incorporating new internet technologies, or, in order to do so, we may incur substantial expenses. If we fail to develop and introduce or acquire new features, functions, services or technologies effectively and on a timely basis, we may not continue to attract new users and may be unable to retain our existing users. If we are not successful in incorporating new internet technologies, our business, results of operations and growth prospects could be materially and adversely affected.

Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position.

        As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We compete with other companies engaged in online real estate services and internet-related businesses and with print media for qualified personnel. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. There may be a limited supply of qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must also provide continued training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline in one or more of the markets where we operate, which in turn, may cause a negative perception of our brand and adversely affect our business. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

        In addition, we place substantial reliance on the real estate industry experience and knowledge of our senior management team as well as their relationships with other industry participants. For example, Mr. Xin Zhou, our chairman, and Mr. Yinyu He, our chief executive officer, are both particularly important to our future success. We do not carry key person insurance on any member of our senior management team. The loss of one or more members of our senior management team could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult as competition for such talent is intense.

        If we fail to successfully attract new personnel, retain and motivate our current personnel, or retain our senior management, we may lose competitiveness and our business and results of operations could be materially and adversely affected.

Our business faces risks associated with the application of the e-commerce business model to the real estate industry and our new products and services may not perform as expected.

        Our e-commerce business was established in 2011 and became an integral part of our online real estate service operations following its rapid growth in 2012 and 2013. The business of providing these e-commerce services is still relatively new and evolving, and its growth depends on our ability to manage it effectively. Although we generally have been able to maintain contractual arrangements with third-party property developers who allow us to sell discount coupons to prospective real estate purchasers on acceptable terms, there can be no assurance that we will continue to be able to do so in the future. Customer complaints or negative publicity about our services could diminish consumer confidence in and use of our services.

        We may also explore new real estate e-commerce products and these new products may involve various risks. For example, in November 2013, CITIC introduced Leju Loan through our online platform, which is an innovative financial product that aims to provide added liquidity and improve the overall purchasing power of home purchasers. This product may subject us to risks associated with China's financial services sector, in addition to typical risks related to new product launches. Pursuant to the Notice on Issues concerning the Improvement of Differential Housing Credit Policies jointly promulgated by the People's Bank of China and China Banking Regulatory Commission in September 2010, all commercial banks in China have compliance obligations under the regulation to strengthen the management of consumption loans, and prohibit such loans from being used for purchasing houses. Although the Leju Loan product was introduced through our online platform to facilitate the loan application process, since the loans for this product are funded and provided by CITIC, CITIC has the obligation to comply with the relevant regulations of China's financial services sector relating to such loans. We believe we are not subject to such regulations in connection with our role for the Leju Loan product. However, if the relevant PRC regulatory authorities find that CITIC's provision of loans for the Leju Loan product does not comply with the relevant regulations, they may require CITIC to discontinue or restrict the loans provided by it, which may materially and adversely impact our ability to offer the Leju Loan product. Furthermore, there can be no assurance that our Leju Loan product will perform as expected or be well received by customers, or that we will be able to maintain our strategic venture with CITIC. We may face similar challenges for any other new initiatives we pursue in the future. Any of the foregoing could materially and adversely affect our business, results of operations and revenue growth prospects.

We derive a significant amount of revenue from our operation of SINA websites and there can be no assurance that our relationship with SINA will continue on satisfactory terms.

        Through an agreement in 2009 entered into between SINA and E-House, our parent company, we own SINA's real estate operations. SINA is a substantial shareholder in E-House, our parent company. To a large extent, the operations and revenues of our business rely on SINA's cooperation with us. The domain names of some major websites of our business are owned by SINA and licensed to us through agreements which we initially entered into with SINA in 2009 with terms through 2019 and which we recently amended and restated to extend through 2024. A significant number of users of these websites are linked through other SINA websites. Pursuant to an advertising inventory agency agreement with SINA, we are the exclusive agent of SINA for selling advertising to the real estate advertisers through 2024. To a certain extent, we rely on SINA's continued cooperation on an ongoing basis to enjoy our rights pursuant to our agreements with SINA. SINA could at any time reduce its support for our business. In addition, SINA's dual role as our substantial indirect shareholder and contractual counterparty could result in conflicts of interest. If for any reason SINA does not fulfill its obligations in accordance with the advertising inventory agency agreement or any of the other agreements or otherwise reduces its support for our online real estate operations, our business may be materially and adversely affected.

If we fail to maintain our relationship with Baidu, our business and results of operations could be materially and adversely affected.

        We are the exclusive real property advertising partner of Baidu, China's leading search engine platform. In August 2010, we launched Baidu's real estate website, house.baidu.com, and home furnishing website, jiaju.baidu.com, to offer search-based advertising for China's real estate industry. Pursuant to our strategic cooperation agreement with Baidu, we have the exclusive right, through March 2015, to build and operate all of Baidu's websites related to real estate and home furnishing, and to retain all revenues generated from these websites in exchange for a fixed fee that we pay to Baidu. In August 2011, we expanded our strategic partnership with Baidu, pursuant to which we are now Baidu's premier strategic online real estate partner and we obtained the exclusive right, through March 2015, to sell Baidu's real estate Brand-Link product, a form of keyword advertising. In addition, we and Baidu have also continued our cooperation in several other Baidu products to further expand the online search-based advertising market for China's real estate industry. If we are unable to renew our agreements with Baidu when they expire on favorable terms, or at all, or if Baidu reduces or terminates its support for, or cooperation with respect to, our real estate online operations, our business may be materially and adversely affected.

We derive a substantial portion of our revenues from several major urban centers in China, and we face market risk due to our concentration in these major urban areas.

        We derive a substantial portion of our revenues from several major urban centers in China, including Beijing, Shanghai, Guangzhou and Tianjin. In each of the years ended December 31, 2011, 2012 and 2013, a majority of our revenues was derived from Beijing, Shanghai, Guangzhou and Tianjin, and more than one third of our total revenues were derived from Beijing. We expect these four urban centers to continue to be important sources of revenues. If any of these major urban centers experiences an event that negatively impacts the local real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and growth prospects could be materially and adversely impacted.

A severe or prolonged downturn in the global or PRC economy could materially and adversely affect our business and our financial condition.

        The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and continues to face challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of China's economy in 2012 and 2013. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world's leading economies. There are also ongoing concerns over unrest in the Middle East and Africa, which could negatively impact China's economy in numerous ways. Any severe or prolonged slowdown in China's economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Failure to maintain or enhance our brands or image or failure of SINA or Baidu to maintain their respective brands or images could have a material and adverse effect on our business and results of operations.

        We believe the "Leju" brand is associated with a leading real estate online platform in China and they are important for the continued success of our business. The success of the websites we operate on the platforms of SINA and Baidu is also dependent on the respective brands and images of SINA and Baidu. These brands are integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brands and image depends to a large extent on our ability to satisfy customer needs by further developing and maintaining quality of services across our operations, as well as our ability to respond to competitive pressures.

We may not be able to successfully execute our strategy of strengthening our geographic coverage.

        We plan to further enhance our presence in cities covered by our direct operations, especially provincial capitals and other strategically important urban areas, to capture real estate service demand in such markets. In addition, we intend to expand our business by operating directly in select cities where we currently outsource operations to local outsourcing partners. There have been instances in the past when, upon our decision to directly operate a website that we had previously outsourced to a third party, the third party failed to pay all or a portion of the fixed fees owed to us under the outsourcing arrangement. There can be no assurance that the costs of implementing our strategy, whether due to uncollected fees or otherwise, will not be substantial. Furthermore, when we attempt to enhance our presence in markets or enter new markets, we may face intense competition from companies with greater experience or a more established presence in the targeted geographical areas or from other companies with similar expansion targets. In addition, our business model and services may not be successful in untested markets and markets with a different legal and business environment. If we are unable to execute our strategy of strengthening our geographic coverage, our growth prospects could be materially and adversely affected.

If we cannot manage our growth effectively and efficiently, our results of operations or profitability could be adversely affected.

        We have experienced substantial growth in recent periods. Our revenues increased 95.8% to $335.4 million in 2013 from $171.3 million in 2012. We intend to continue to expand our operations. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified real estate service professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our quality of service may deteriorate and our results of operations or profitability could be adversely affected.

Our results of operations may fluctuate or otherwise be materially and adversely affected due to seasonal variations.

        Our operating income and earnings have historically been substantially lower during the first quarter than other quarters. The first quarter of each year generally contributes the smallest portion of our annual revenues due to reduced real estate transactions, advertising and marketing activities of our customers in the PRC real estate industry during and around the Chinese Lunar New Year holiday, which generally occurs in January or February of each year and due to the cold winter weather in northern China. In contrast, the third and fourth quarters of each year generally contribute a larger portion of our annual revenues due to increased real estate transactions, advertising and marketing activities during the months of September and October. For this reason, our results of operations may not be comparable from quarter to quarter.

Unexpected network interruptions or security breaches, including "hacking" or computer virus attacks, may cause delays or interruptions of service, resulting in reduced use and performance of our websites and damage our reputation and brands.

        Our business depends heavily on the performance and reliability of China's internet infrastructure, the continued accessibility of bandwidth and servers on our service providers' networks and the continuing performance, reliability and availability of our technology platform. Any failure to maintain the satisfactory performance, reliability, security and availability of our computer and hardware systems may cause significant harm to our reputation and our ability to attract and maintain customers and visitor traffic. Major risks related to our network infrastructure include:

  •
  any breakdown or system failure resulting in a sustained shutdown of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware;

  •
  any disruption or failure in the national backbone network, which would prevent our customers and users from accessing our websites;

  •
  any damage from fire, flood, earthquake and other natural disasters; and

  •
  computer viruses, hackings and similar events.

        Computer viruses and hackings may cause delays or other service interruptions and could result in significant damage to our hardware, software systems and databases, disruptions to our business activities, such as to our e-mail and other communication systems, breaches of security and inadvertent disclosure of confidential or sensitive information, inadvertent transmissions of computer viruses and interruptions of access to our websites through the use of denial-of-service or similar attacks. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. We maintain most of our servers and backup servers in Beijing, Shanghai, Guangzhou and Tianjin, and all information on our websites is backed up weekly. Any hacking, security breach or other system disruption or failure that occurs in between our weekly backup procedures could disrupt our business or cause us to lose, and be unable to recover, data such as real estate listings, contact information and other important customer information.

        Ensuring secured transmission of confidential information through public networks is essential to maintaining the confidence of our customers and users. Our existing security measures may not be adequate to protect such confidential information. In addition, computer and network systems are susceptible to breaches by computer hackers. Security breaches could expose us to litigation and potential liability for failing to secure confidential customer information, and could harm our reputation and reduce our ability to attract customers and users. Future security breaches, if any, may result in a material adverse effect on our business, financial condition and results of operations.

        We also do not maintain insurance policies covering losses relating to our systems and do not have business interruption insurance. Moreover, the low coverage limits of our property insurance policies may not be adequate to compensate us for all losses, particularly with respect to any loss of business and reputation that may occur. To improve our performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or create one or more copies of our websites to mirror our online resources, either of which could increase our expenses and reduce our net income.

Any failure to protect our trademarks, copyrights and other intellectual property rights could have a negative impact on our business.

        We believe our trademarks, copyrights and other intellectual property rights are critical to our success. Any unauthorized use of our trademarks and other intellectual property rights could harm our business. Historically, China's track record for protection of intellectual property rights has been poor, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult and the measures we take to protect our intellectual property rights may not be adequate. For example, we currently have registered the software copyrights of all our mobile applications except "Fang Niu Jia," of which we expect to register the software copyright during 2014. While we do not envision any difficulty in registering the software copyright of "Fang Niu Jia," and software copyrights are still enforceable absent registration in China, registration by itself may not be adequate protection from potential misuse, infringement or other challenges from third parties claiming rights on our intellectual property.

        Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could expose us to risks. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially. We typically impose contractual obligations on employees and consultants and have taken other precautionary measures to maintain the confidentiality of our proprietary information and restricted the use of the proprietary information other than for our company's benefit. However, if our employees and consultants do not honor their contractual obligations or misappropriate our database and other proprietary information, our business would suffer as a result.

        As internet domain name rights are not rigorously regulated or enforced in China, other companies have incorporated in their domain names elements similar in writing or pronunciation to the "Leju" trademark or its Chinese equivalent. This may result in confusion between those companies and our company and may lead to the dilution of our brand value, which could adversely affect our business.

We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.

        Some of our competitors may own copyrights, trademarks, trade secrets and internet content, which they may use to assert claims against us. We provide training to our staff with respect to procedures designed to reduce the likelihood that we may use, develop or make available any content or applications without the proper licenses or necessary third party consents. However, these procedures may not be effective in completely preventing the unauthorized posting or use of copyrighted material or the infringement of other rights of third parties.

        The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, is uncertain and still evolving. For example, as we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. Pursuant to relevant laws and regulations, internet service providers may be held liable for damages if such providers have reason to know that the works uploaded or linked infringe the copyrights of others. In cases involving the unauthorized posting of copyrighted content by users on websites in China, there have been court proceedings but no settled court practice as to when and how hosting providers and administrators of a website can be held liable for the unauthorized posting by third parties of copyrighted material. Any such proceeding could result in significant costs to us and divert our management's time and attention from the operation of our business, as well as potentially adversely impact our reputation, even if we are ultimately absolved of all liability.

        In addition, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States, by virtue of our ADSs being listed on the NYSE, the ability of users to access, download and use our products and services in the United States and other jurisdictions, the ownership of our ADSs by investors in the United States and other jurisdictions, or the extraterritorial application of foreign law by foreign courts or otherwise, among other reasons. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to pay substantial penalties or other damages and fines, remove relevant content or enter into license agreements which may not be available on commercially reasonable terms or at all. Even though the allegations or claims could be baseless, defense against any of these allegations or claims would be both costly and time-consuming and could significantly divert the efforts and resources of our management and other personnel.

Regulation of the internet industry in China, including censorship of information distributed over the internet, may materially and adversely affect our business.

        China has enacted laws, rules and regulations governing internet access and the distribution of news, information or other content, as well as products and services, through the internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of applicable PRC laws, rules and regulations. In particular, under regulations promulgated by the State Council, the Ministry of Industry and Information Technology (formerly the Ministry of Information Industry), or MIIT, the General Administration of Press, Publication, Radio, Film and Television (established in March 2013 as a result of institutional reform integrating the former State Administration of Radio, Film and Television, and the former General Administration of Press and Publication), or GAPPRFT, and the Ministry of Culture, internet content providers and internet publishers are prohibited from posting or displaying content over the internet that, among other things: (i) opposes the fundamental principles of the PRC constitution; (ii) compromises state security, divulges state secrets, subverts state power or damages national unity; (iii) disseminates rumors, disturbs social order or disrupts social stability; (iv) propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes; or (v) insults or slanders a third party or infringes upon the lawful right of a third party.

        If any internet content we offer or will offer through our consolidated VIEs were deemed by the PRC government to violate any of such content restrictions, we would not be able to continue such offerings and could be subject to penalties, including confiscation of illegal revenues, fines, suspension of business and revocation of required licenses, which could have a material adverse effect on our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or affiliates or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be forced to cease operation of our websites in China.

If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions.

        The internet and online advertising industries in China are highly regulated by the PRC government. Various regulatory authorities of the PRC government, such as the State Council, MIIT, the State Administration of Industry and Commerce, or SAIC, the General Administration of Press, Publication, Radio, Film and Television, and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the internet and advertising industries. Moreover, new laws, rules and regulations may be adopted, or new interpretations of existing laws, rules and regulations may be released, to address issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of any current and future PRC laws, rules and regulations applicable to the internet and online advertising industries.

        Each of our consolidated VIEs, including Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, as well as their respective subsidiaries, is required to obtain and maintain a value-added telecommunications service operating License, or ICP License, from MIIT or its local counterpart in order to provide internet information services and a business license from SAIC or its local branches which specifically includes operating advertising business in order to engage in advertising activities in China, to the extent applicable to their respective business. Each of our consolidated VIEs is up to date on all of the requirements of these licenses applicable to their respective current business. Beijing Leju, Shanghai Yi Xin and Beijing Yisheng Leju Internet Technology Co., Ltd., a subsidiary of our consolidated VIE Beijing Jiajujiu, each holds a valid ICP license issued by the local provincial branch of MIIT, and the business scope of the business licenses of Beijing Leju and its subsidiaries which engage in the advertising business includes operating advertising business. These licenses are essential to the operation of our online real estate business. The ICP licenses are subject to annual review by the relevant government authorities. The annual review of ICP licenses and business licenses is for the government authorities to conduct an annual inspection of the status of compliance of the license-holding entity. At the time of and for the purpose of the annual review of these licenses, the relevant government authorities did not ask for disclosure of our full corporate structure and thus we did not provide such information. They have not so far expressed any opinion with respect to our corporate structure in connection with these annual reviews. Moreover, the regulations relating to ICP licenses also provide that an ICP license holder must first obtain approvals from, or make filings with, competent counterparts of MIIT in connection with subsequent updates to its shareholding structure or certain other matters relating to such ICP license holder. We cannot assure you that we will be able to successfully pass the annual review of our ICP licenses, or complete the updating and renewal of the filing records of our ICP licenses with local MIIT counterparts on a timely basis.

        In addition, Beijing Leju, Shanghai Yi Xin and/or Beijing Jiajujiu and their respective subsidiaries may be required to obtain additional licenses. For example, the release, broadcasting and transmission of graphics, video and audio programs or weblinks to such programs, other websites or data on the websites may be deemed as providing internet publication services as well as transmission of video and audio programs on the internet, which could require internet publication licenses and licenses for online transmission of audio-visual programs. During operation of our e-commerce business, we post information, including graphics, weblinks to videos, other websites or data on websites operated by us. Our consolidated VIEs and their subsidiaries do not have internet publication licenses and licenses for online transmission of audio-visual programs, and are not applying for, nor intend to apply for these licenses. For those video/audio programs and certain other forms of content that we believe are subject to the requirements of these licenses, such programs and content are hosted by SINA and Baidu, who possess all these licenses and permits, through our contractual arrangement with them. However, we cannot assure you that government would not require us to obtain these licenses separately for operation of our own websites and those websites licensed to us even if the underlying hosting of the relevant content may be provided by a qualified third party like SINA and Baidu. If we are required to apply for such licenses, we can provide no assurance that we will procure and maintain such additional licenses.

        Under applicable PRC laws, rules and regulations, the failure to obtain and/or maintain the licenses and permits required to conduct our business may subject our affected consolidated VIEs to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on their business operations, or the discontinuation of their operations. Any such disruption in the business operations of our consolidated VIEs could materially and adversely affect our business, financial condition and results of operations.

We are exposed to potential liability for information on our websites and for products and services sold over the internet and we may incur significant costs and damage to our reputation as a result of defending against such potential liability and could be subject to penalties or other severe consequences from PRC regulatory authorities as a result of such information.

        We provide third-party content on our websites such as real estate listings, links to third-party websites, advertisements and content provided by customers and users of our community-oriented services. In addition, our website, jiaju.com, is a platform for third party home furnishing distributors to offer their products and services to consumers. We could be exposed to liability with respect to such third-party information or the goods and services sold through our website. Among other things, we may face assertions that, by directly or indirectly providing such third-party content or links to other websites, we should be liable for defamation, negligence, copyright or trademark infringement, or other actions by parties providing such content or operating those websites. We may also face assertions that content on our websites, including statistics or other data we compile internally, or information contained in websites linked to our websites contains false information, errors or omissions, and users and our customers could seek damages for losses incurred as a result of their reliance upon or otherwise relating to incorrect information. We may also be subject to fines and other sanctions by the government for such incorrect information. Moreover, our relevant consolidated VIEs, as internet advertising service providers, are obligated under PRC laws and regulations to monitor the advertising content shown on our websites for compliance with applicable law. Violation of applicable law may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the offending advertisements and orders to publish advertisements correcting the misleading information. In case of serious violations, the PRC authorities may revoke the offending entities' advertising licenses and/or business licenses. In addition, our websites could be used as a platform for fraudulent transactions. The measures we take to guard against liability for third-party content or information may not be adequate to exonerate us from relevant civil and other liabilities. Any such claims, with or without merit, could be time-consuming to defend and result in litigation and significant diversion of management's attention and resources. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims and suffer damage to our reputation. Our general liability insurance may not cover all potential claims to which we are exposed to and may not be adequate to indemnify us for all liability that may be imposed.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

        China's economy has experienced increases in labor costs in recent years. China's overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

        In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees' probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Besides, pursuant to the Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and the fundamental form should be direct employment by enterprises and organizations that require employees. Further, it is expressly stated in the Interim Provisions on Labor Dispatch that became effective on March 1, 2014 that the number of seconded employees an employer uses may not exceed 10% of its total labor force and the employer has a two-year transition period to comply with such requirement. Some of our PRC subsidiaries, consolidated VIEs and their subsidiaries use seconded employees for their principal business activities. If the relevant PRC companies are deemed to have violated the limitation on the use of seconded employees under the relevant labor laws and regulations, we may be subject to fines and incur other costs to make required changes to our current employment practices.

        As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

The successful operation of our business depends upon the performance and reliability of the internet infrastructure and telecommunications networks in China.

        Our business depends on the performance and reliability of the internet infrastructure in China. Substantially all access to the internet is maintained through state-controlled telecommunication operators under the administrative control and regulatory supervision of MIIT. In addition, the national networks in China are connected to the internet through international gateways controlled by the PRC government. These international gateways are generally the only websites through which a domestic user can connect to the internet. We cannot assure you that a more sophisticated internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China's internet infrastructure. In addition, the internet infrastructure in China may not support the demands associated with continued growth in internet usage.

        We also rely on China Unicom and China Telecom to provide us with data communications capacity primarily through local telecommunications lines and internet data centers to host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of China Unicom or China Telecom, or if China Unicom or China Telecom otherwise fails to provide such services. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by China Unicom and China Telecom. If the prices that we pay for telecommunications and internet services rise significantly, our gross margins could be significantly reduced. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may cause our revenues to decline.

Any natural or other disasters, including outbreaks of health epidemics, and other extraordinary events could severely disrupt our business operations.

        Our operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. If any natural disaster or other extraordinary events were to occur in the area where we operate, our ability to operate our business could be seriously impaired. Our business could be materially and adversely affected by any outbreak of H7N9 bird flu, H1N1 swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. Any prolonged occurrence of swine influenza, avian influenza, SARS or other adverse public health developments in China could severely disrupt our business operations and adversely affect our results of operations.

Potential strategic investments, acquisitions or new business initiatives may disrupt our ability to manage our business effectively.

        Strategic investments, acquisitions or new business initiatives and any subsequent integration of new companies or businesses will require significant attention from our management, in particular to ensure that such changes do not disrupt any existing collaborations, or affect our users' opinion and perception of our services and customer support. In addition, in the case of acquisitions or new business initiatives our management will need to ensure that the acquired or new business is effectively integrated into our existing operations. The diversion of our management's attention and any difficulties encountered in integration could have a material adverse effect on our ability to manage our business. In addition, strategic investments, acquisitions or new business initiatives could expose us to potential risks, including:

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  risks associated with the assimilation of new operations, services, technologies and personnel;

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  unforeseen or hidden liabilities;

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  the diversion of resources from our existing businesses and technologies;

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  the inability to generate sufficient revenues to offset the costs and expenses of the transaction; and

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  potential loss of, or harm to, relationships with employees, customers and users as a result of the integration of new businesses or investment.

Certain of our leased office premises contain defects in the leasehold interests and if we are forced to relocate operations affected by such defects, our operations may be adversely affected.

        As of December 31, 2013, we had leased office premises in 53 cities in China, in addition to a branch office in Hong Kong and our principal executive offices in Beijing, China. A number of these leased properties contain defects in the leasehold interests. Such defects include the lack of proper title or right to lease with respect to 7 leased premises and the landlords' failure to duly register the leases with the relevant PRC government authority with respect to 68 leased premises.

        Under PRC regulations, in situations where a tenant lacks evidence of the landlord's title or right to lease, the relevant lease agreement may not be valid or enforceable and may also be subject to challenge by third parties. In addition, under PRC laws and regulations, while the failure to register the lease agreement does not affect its effectiveness between the tenant and the landlord, such lease agreement may be subject to challenge by and unenforceable against a third party who leases the same property from the landlord and has duly registered the lease with the competent PRC government authority. This risk may be mitigated if we continue to occupy the leased premises under our lease. Furthermore, the landlord and the tenant may be subject to administrative fines for such failure to register the lease.

        We have taken steps to cause our landlords to procure valid evidence as to the title or right to lease, as well as to complete the lease registration procedures. However, we cannot assure you that such defects will be cured in a timely manner or at all. Our operations may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects.

We have limited business insurance coverage.

        The insurance industry in China is still at an early stage of development and PRC insurance companies offer only limited business insurance products. As a result, we do not have any business disruption insurance or litigation insurance coverage for our operations in China. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and result in the diversion of our resources, as well as significantly disrupt our operations, and have a material adverse effect on our business, financial position and results of operations.

Risks Related to Our Carve-out from E-House and Our Relationships with E-House

We have no experience operating as a stand-alone public company.

        We have no experience conducting our operations as a stand-alone public company. We are controlled by E-House, which has provided us with accounting, administrative, marketing, internal control, customer service and legal support, and has also provided us with the services of a number of its executives and employees. As E-House will continue to be our controlling shareholder following this offering, we expect E-House to continue to provide us with certain support services, but to the extent E-House does not continue to provide us with these support services, we will need to provide such services on our own. For example, with respect to our sales of discount coupons for property developments in Beijing, for regulatory reasons the fees for such discount coupons are collected by E-House on our behalf and either remitted to us or used to offset amounts owed by us to E-House. In the past, E-House has not charged any fee or commission for its provision of this service to us. There can be no assurance that E-House will not charge a fee or commission for this services, or any similar service that E-House may provide to us in the future. We may encounter operational, administrative and strategic difficulties as we adjust to operating as a stand-alone public company, which may cause us to react slower than our competitors to industry changes, may divert our management's attention from running our business or may otherwise harm our operations.

        In addition, our management team will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and investor relations issues. While we were a wholly owned subsidiary of E-House, we were indirectly subject to requirements to maintain an effective internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. However, as a stand-alone public company, our management will have to evaluate our internal control system independently with new thresholds of materiality, and to implement necessary changes to our internal control system. We cannot guarantee that we will be able to do so in a timely and effective manner.

Our financial information included in this prospectus may not be representative of our financial condition and results of operations if we had been operating as a stand-alone public company.

        The consolidated financial statements included in this prospectus were prepared on a carve-out basis. We made numerous estimates, assumptions and allocations in our financial information because E-House did not account for us, and we did not operate, as a separate, stand-alone company for any period prior to the completion of this offering.

        Prior to the establishment of our holding company in November 2013, the operations of the online real estate business of E-House were carried out by various companies owned or controlled by E-House. For periods both before and after November 2013, our consolidated financial statements include the assets, liabilities, revenues, expenses and changes in shareholders' equity and cash flows that were directly attributable to our real estate online services whether held or incurred by E-House or by us. In cases involving assets and liabilities not specifically identifiable to any particular operation of E-House, only those assets and liabilities transferred to us are included in our consolidated balance sheets. Our financial statements included elsewhere in this prospectus include our direct expenses as well as allocations for various selling, general and administrative expenses of E-House that are not directly related to online services. These expenses consist primarily of share-based compensation expenses and shared marketing and management expenses including accounting, administrative, marketing, internal control, customer service and legal support. These allocations were made using a proportional cost allocation method and were based on revenues and headcount as well as estimates of actual time spent on the provision of services attributable to our Company. Although our management believes that the assumptions underlying our financial statements and the above allocations are reasonable, our financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone public company during the periods presented. See "Our Relationship with E-House" for our arrangements with E-House and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to our consolidated financial statements included elsewhere in this prospectus for our historical cost allocation. In addition, upon becoming a stand-alone public company, we will establish our own financial and other support systems or contract with third parties to replace E-House's systems, the cost of which could be significantly different from cost allocation with E-House for the same services. Therefore, you should not view our historical results as indicators of our future performance.

        Although we have entered into a series of agreements with E-House relating to our ongoing business partnership and service arrangements with E-House, we cannot assure you we will continue to receive the same level of support from E-House after we become a stand-alone public company. Our current clients and partners may react negatively to our carve-out from E-House. Any of the foregoing could materially and adversely affect our business.

Our agreements with E-House may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our non-competition agreement with E-House limits the scope of business that we are allowed to conduct.

        We have entered into a series of agreements with E-House prior to this offering and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the non-competition agreement we have entered into with E-House, we have agreed during a specified non-competition period not to compete with E-House in any business conducted by E-House as described in its periodic filings with the SEC, other than the business we are engaged in as described in this prospectus. Such contractual limitations restrict our ability to diversify our revenue sources. In addition, pursuant to our master transaction agreement with E-House, we have agreed to indemnify E-House for, among other things, liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our carve-out from E-House. The allocation of assets and liabilities between E-House and us may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as E-House continues to control us, we may not be able to bring a legal claim against E-House in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

Any negative development with respect to E-House may materially and adversely affect our business and brand.

        We are a subsidiary of E-House and will continue to be an affiliate of E-House after the offering. We have benefited significantly from E-House in marketing our services. For example, we have benefited from E-House by providing services to E-House's clients. If E-House loses its market position or suffers any negative publicity, it could have an adverse impact on our business, our marketing efforts, our relationships with strategic partners and customers, our reputation and brand.

E-House will control the outcome of shareholder actions of our company.

        Upon completion of this offering, assuming the underwriters do not exercise their over-allotment option and we issue and sell 2,029,420 ordinary shares in the private placement to Tencent concurrently with this offering, E-House will hold 76.3% of our ordinary shares and voting power. E-House has advised us that it does not anticipate disposing of its voting control in us in the near future. E-House's voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NYSE requirements, including the election and removal of a majority of our board of directors, significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

        E-House's voting control may cause transactions to occur that might not be beneficial to you as a holder of our ADSs, and may prevent transactions that would be beneficial to you. For example, E-House's voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. In addition, E-House is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. If E-House is acquired or otherwise undergoes a change of control, any acquirer or successor will be entitled to exercise the voting control and contractual rights of E-House, and may do so in a manner that could vary significantly from that of E-House.

We will be a "controlled company" within the meaning of the Corporate Governance Rules of the NYSE and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

        Upon the closing of this offering, assuming we issue and sell 2,029,420 ordinary shares in the private placement to Tencent concurrently with this offering, E-House will hold (i) 76.3% of our then outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option, or (ii) 75.5% of our then outstanding ordinary shares if the underwriters exercise their over-allotment option in full. As a result, we will be a "controlled company" within the meaning of applicable corporate governance standards. Under the Corporate Governance Rules of the NYSE, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

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  the requirement that we have a majority of independent directors on our board of directors;

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  the requirement that we have a nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

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  the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

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  the requirement for an annual performance evaluation of the nominating and compensation committees.

        Following this offering, we intend to utilize the foregoing exemptions from the applicable corporate governance requirements. As a result, we will not have a majority of independent directors nor a separate nominating committee. In addition, our compensation committee will not consist entirely of independent directors and we will not be required to have an annual performance evaluation of the compensation committee. See "Management." Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the applicable corporate governance requirements.

We may have conflicts of interest with E-House and, because of E-House's controlling ownership interest in our company, may not be able to resolve such conflicts on favorable terms for us.

        Conflicts of interest may arise between E-House and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest include the following:

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  Indemnification arrangements with E-House.  We have agreed to indemnify E-House with respect to lawsuits and other matters relating to our real estate online services business, including operations of that business when it was a business unit of E-House. These indemnification arrangements could result in our having interests that are adverse to those of E-House, for example, different interests with respect to settlement arrangements in a litigation matter. In addition, under these arrangements, we have agreed to reimburse E-House for liabilities incurred (including legal defense costs) in connection with any litigation, while E-House will be the party prosecuting or defending the litigation.

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  Non-competition arrangements with E-House.  We and E-House have each agreed not to compete in each other's core business. E-House has agreed not to compete with us in the business of providing real estate e-commerce, online advertising and listing services anywhere in the world. We have agreed not to compete with E-House in any other business conducted by E-House as described in its periodic filings with the SEC, other than the business we are engaged in as described in this prospectus.

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  Employee recruiting and retention.  Because both we and E-House are engaged in real estate services in China, we may compete with E-house in the hiring of new employees, in particular with respect to real estate information and research. We have a non-solicitation arrangement with E-House that would restrict either E-House or us from hiring any of the other's employees.

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  Our board members or executive officers may have conflicts of interest.  Mr. Xin Zhou, our chairman, is currently also serving as E-House's co-chairman and chief executive officer. Some of our board members and executive officers are also board members and executive officers of E-House and/or also own shares or options in E-House. E-House may continue to grant incentive share compensation to our board members and executive officers from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for E-House and us.

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  Sale of shares in our company.  E-House may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our shareholders, including our employees or our public shareholders.

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  Allocation of business opportunities.  Business opportunities may arise that both we and E-House find attractive, and which would complement our respective businesses. E-House may decide to take the opportunities itself, which would prevent us from taking advantage of the opportunity.

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  Developing business relationships with E-House's competitors.  So long as E-House remains our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other real estate services companies in China or other companies with which E-House does not want to conduct business. This may limit our ability to market our services for the best interest of our company and our other shareholders.

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  Application of proceeds.  Based on E-House's controlling interest in our Company, E-House will have the ability to direct the application of the net proceeds of this offering. There can be no assurance that such proceeds will be applied as set forth under "Use of Proceeds" or that such application will not conflict with your interests as a shareholder.

        Although our company is becoming a stand-alone public company, we expect to operate, for as long as E-House is our controlling shareholder, as an affiliate of E-House. E-House may from time to time make strategic decisions that it believes are in the best interests of its business and its shareholders. These decisions may be different from the decisions that we would have made on our own. E-House's decisions with respect to us or our business may be resolved in ways that favor E-House and therefore E-House's own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our advertising services business and real estate online business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information service industry, we could be subject to severe penalties.

        Leju Holdings Limited is a Cayman Islands company and a foreign person under PRC law. Due to PRC government restrictions on foreign investment in the internet and advertising industries, we conduct part of our business through contractual arrangements with our affiliated PRC entities. Our e-commerce business with respect to new residential properties is operated through our contractual arrangements with Shanghai Yi Xin and its shareholders. Our e-commerce business with respect to home furnishing is operated through our contractual arrangements with Beijing Jiajujiu and its shareholders. Our online advertising business for new residential properties websites and our secondary listings business are operated through our contractual arrangements with Beijing Leju and its shareholders. Beijing Leju and its subsidiaries, Shanghai Yi Xin, and Beijing Jiajujiu and its subsidiaries and branches hold the licenses and approvals that are essential for our business operations.

        We have entered into, through our PRC subsidiaries, Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng, a series of contractual arrangements with Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective shareholders. These contractual arrangements enable us to (i) direct the activities that most significantly affect the economic performance of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their subsidiaries and branches; (ii) receive substantially all of the economic benefits from the three consolidated VIEs and their subsidiaries in consideration for the services provided by our PRC subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in the consolidated VIEs, when and to the extent permitted by PRC law, or request any existing shareholder of the consolidated VIEs to transfer all or part of the equity interest in the consolidated VIEs to another PRC person or entity designated by us at any time in our discretion. These agreements make us their "primary beneficiary" for accounting purposes under U.S. GAAP. For descriptions of these contractual arrangements, see "Related Party Transactions—Contractual Arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu (the consolidated VIEs)."

        If the PRC government finds that these contractual arrangements do not comply with its restrictions on foreign investment in the internet business or advertising industry, or if the PRC government otherwise finds that we, Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu, or any of their subsidiaries and branches is in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, which regulates advertising companies, and the MIIT, which regulates internet information service companies, would have broad discretion in dealing with such violations, including:

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  revoking our business and operating licenses;

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  discontinuing or restricting our operations;

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  imposing fines or confiscating any of our income that they deem to have been obtained through illegal operations;

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  imposing conditions or requirements with which we or our PRC subsidiaries and affiliates may not be able to comply;

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  requiring us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;

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  restricting or prohibiting our use of the proceeds from this offering to finance the business and operations of the consolidated VIEs; or

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  taking other regulatory or enforcement actions that could be harmful to our business.

        The imposition of any of these penalties could have a material and adverse effect on our business, financial condition and results of operations. If any of these penalties results in our inability to direct the activities of any of Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu and their respective shareholders for a portion of our operations, which may not be as effective as direct ownership in providing operational control.

        We rely on contractual arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu and their respective shareholders to operate our online real estate business and our real estate advertising business. For descriptions of these contractual arrangements, see "Related Party Transactions—Contractual Arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu (the consolidated VIEs)." These contractual arrangements may not be as effective as direct ownership in providing us with control over Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu. These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If any of the other parties fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and we would have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you will be effective. Furthermore, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, and our ability to conduct our business may be negatively affected.

        In 2011, 2012 and 2013, Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries and branches contributed in aggregate 84.9%, 95.3% and 94.3% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

The shareholders of our consolidated VIEs may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

        We have designated individuals who are PRC nationals to be the shareholders of our consolidated VIEs in China, Beijing Leju, Shanghai Yi Xin, and Beijing Jiajujiu. These individuals may have conflicts of interest with us. Each of Shanghai Yi Xin and Beijing Jiajujiu is 70% owned by Mr. Zuyu Ding, E-House's co-president and 30% owned by Mr. Weijie Ma, our co-president and acting chief financial officer. Beijing Leju is 80% owned by Mr. Xudong Zhu, the head of E-House's offline advertising operations, and 20% owned by Mr. Zuyu Ding, E-House's co-president. None of Mr. Zhu, Mr. Ding and Mr. Ma has a significant equity stake in our company. We cannot assure you that when conflicts of interest arise, they will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, they may breach or cause our VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control our consolidated VIEs and their subsidiaries and receive economic benefits from them. Currently, we do not have arrangements to address potential conflicts of interest between the shareholders of our consolidated VIEs and our company. We rely on them to abide by the laws of the Cayman Islands and China, which provide that directors and/or officers owe a fiduciary duty to our company, which requires them to act in good faith and in the best interests of our company and not to use their positions for personal gain. If we cannot resolve any potential conflicts of interest or disputes between us and the individual shareholders of our consolidated VIEs which may arise, we would have to rely on legal proceedings to enforce our rights, which could be costly and unsuccessful.

Our ability to enforce the equity pledge agreements between us and the shareholders of Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu may be subject to limitations based on PRC laws and regulations.

        Pursuant to the equity pledge agreements relating to our consolidated VIEs, Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, the shareholders of the consolidated VIEs pledge their equity interest in the consolidated VIEs to our subsidiaries to secure their and the relevant consolidated VIEs' performance of the obligations under the relevant contractual arrangements. The equity pledges under these equity pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If any of the consolidated VIEs or its shareholders fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests in the relevant consolidated VIE in an auction or private sale and remit the proceeds to our subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in the relevant consolidated VIE. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach would be to ask our PRC subsidiary that is a party to the exclusive call option agreement with the consolidated VIE's shareholder, to designate another PRC person or entity to acquire the equity interest in the consolidated VIE and replace the existing shareholder pursuant to the exclusive call option agreement.

        In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our PRC subsidiaries was stated as the pledgor's portion of the registered capital of the consolidated VIE. The equity pledge agreements with the shareholders of the consolidated VIEs provide that the pledged equity interest constitute continuing security for any and all of the indebtedness, obligations and liabilities under the relevant contractual arrangements, and therefore the scope of pledge should not be limited by the amount of the registered capital of the consolidated VIEs. However, there is no guarantee that a PRC court will not take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court to be unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of the consolidated VIEs and their subsidiaries for the benefit of us or our PRC subsidiaries, although the consolidated VIEs grant our PRC subsidiaries options to purchase the assets of the consolidated VIEs and their equity interests in their subsidiaries under the exclusive call option agreement.

Contractual arrangements we have entered into with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu may be subject to scrutiny by the PRC tax authorities and a finding that we, Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu owe additional taxes could reduce our net income and the value of your investment.

        Under PRC laws and regulations, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. We could face material and adverse consequences if the PRC tax authorities determine that the contractual arrangements we have entered into with Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu do not represent an arm's-length price and adjust the taxable income of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu or their subsidiaries and branches in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu or their subsidiaries and branches, which could in turn increase their PRC tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our consolidated VIEs for underpayment of taxes. Our consolidated net income may be materially and adversely affected if our consolidated VIEs' tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Risks Related to Doing Business in China

Changes in PRC government policies could have a material and adverse effect on overall economic growth in China, which could adversely affect our business.

        We conduct substantially all of our business in China. As the real estate industry is highly sensitive to business spending, credit conditions and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject, to a significant degree, to economic developments in China. While China's economy has experienced significant growth in the past three decades, growth has been uneven across different periods, regions and among various economic sectors of China. The PRC government may implement measures that are intended to benefit the overall economy even if they would be expected to have a negative effect on the real estate industry. The real estate industry is also sensitive to credit policies. In recent years, the PRC government adjusted the People's Bank of China's statutory deposit reserve ratio and benchmark interest rates several times in response to various economic situations.

Any future monetary tightening may reduce the overall liquidity in the economy and reduce the amount of credit available for real estate purchase. Higher interest rates may increase borrowing costs for purchasers who rely on mortgage loans to finance their real estate purchase. These could negatively affect overall demand for real estate and adversely affect our operating and financial results. We cannot assure you that China will continue to have rapid or stable economic growth in the future or that changes in credit or other government policies that are intended to create stable economic growth will not adversely impact the real estate industry.

        While China's economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. The PRC government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the PRC economy has slowed down. Any prolonged slowdown in the PRC economy may reduce the demand for our products and services and adversely affect our results of operations and financial condition.

Uncertainties with respect to the PRC legal system could adversely affect us.

        We conduct our business primarily through our subsidiaries and consolidated VIEs in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. PRC legislation and regulations have gradually enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Governmental control of currency conversion may affect the value of your investment.

        The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Restrictions on currency exchanges between the Renminbi and other currencies may limit our ability to utilize our revenues and funds, in particular in relation to capital account transactions such as investments and loans. We receive substantially all of our revenues in the Renminbi. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our consolidated VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

        Under current PRC regulations, the Renminbi is convertible for "current account transactions," which include among other things dividend payments and payments for the import of goods and services, subject to compliance with certain procedural requirements. Although the Renminbi has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant PRC government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future.

        Conversion of the Renminbi into foreign currencies and of foreign currencies into the Renminbi, for payments relating to "capital account transactions," which principally include investments and loans, generally requires the approval of the State Administration of Foreign Exchange, or SAFE, and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries and affiliated PRC operating companies to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

        The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi has appreciated more than 30% against the U.S. dollar since then. However, the People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in the Renminbi exchange rates and achieve policy goals. It is difficult to predict how long the current currency exchange trend may last and when and how this relationship between the Renminbi and the U.S. dollar may change again.

        There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the Renminbi to appreciate against the U.S. dollar. Significant revaluation of the Renminbi may have a material adverse effect on your investment. As our costs and expenses are mostly denominated in the Renminbi, the appreciation of the Renminbi against the U.S. dollar would increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries and consolidated VIEs in China receive revenues in the Renminbi, any significant depreciation of the Renminbi against the U.S. dollar may have a material and adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into the Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. These and other effects on our financial data resulting from fluctuations in the value of the Renminbi against the U.S. dollar could have a material and adverse effect on the trading price of our ADSs.

        Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert the Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

        SAFE issued a public notice, commonly referred to as Circular 75, in October 2005 requiring PRC domestic residents to register with the local SAFE branch before establishing, or acquiring control of, any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an "offshore special purpose company." PRC residents who are beneficial owners of offshore special purpose companies and have completed round trip investments but did not make foreign exchange registrations for overseas investments before November 1, 2005 were retroactively required to register with the local SAFE branch before March 31, 2006. PRC resident beneficial owners are also required to amend their registrations with the local SAFE branch in certain circumstances. We are aware that our PRC resident beneficial owners subject to the SAFE registration requirements have registered with the Shanghai SAFE branch and will amend such registration to reflect the recent changes to our corporate structure.

        We cannot provide any assurances that all of our beneficial owners who are PRC residents will continue to make, obtain or amend any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident beneficial owners to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our ability to contribute additional capital into our PRC subsidiaries, or limit our PRC subsidiaries' ability to pay dividends or make other distributions to our company or otherwise adversely affect our business. Moreover, failure to comply with the SAFE registration requirements could result in liability under PRC laws for evasion of foreign exchange restrictions. Furthermore, pursuant to our agreements with Tencent, our PRC subsidiaries, Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng are restricted from paying dividends to us until each of our individual beneficial shareholders who are PRC residents and subject to SAFE registration as described above submits its application to SAFE and each of such PRC subsidiaries submits an application with SAFE as required. We intend to cause such applications to be submitted in the near future.

        As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, including the remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Under the applicable regulations and SAFE rules, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE in March 2007. Pursuant to the Stock Option Rules, if a PRC resident participates in any stock incentive plan of an overseas publicly-listed company, a qualified PRC domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participant holds. Such participating PRC residents' foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly-listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants. We and our PRC resident employees who have been granted stock options or other share-based incentives of our Company will be subject to the Stock Option Rules when our Company becomes an overseas listed company upon the completion of this offering. If we or our PRC resident participants fail to comply with these regulations, we and/or our PRC resident participants may be subject to fines and legal sanctions. See "Regulation—Regulations relating to Foreign Exchange Control and Administration—Foreign Exchange Registration of Employee Stock Incentive Plans."

PRC regulations relating to acquisitions in China require us to obtain certain approvals from the Ministry of Commerce and the failure to obtain such approvals could have a material and adverse effect on our business, results of operations, reputation and the trading price of our ADSs.

        The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, jointly issued by six PRC regulatory agencies and amended by the Ministry of Commerce in 2009, include provisions that purport to require the Ministry of Commerce's approval for acquisitions by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons. However, the interpretation and implementation of the M&A Rules remain unclear with no consensus currently existing regarding the scope and applicability of the Ministry of Commerce approval requirement on foreign acquisitions among related parties.

        We have entered into contractual arrangements with each of Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu and their respective shareholders, which provide us with substantial ability to control each of these entities. See "Related Party Transactions."

        If the Ministry of Commerce subsequently determines that their approval was required for such contractual arrangements, we may need to apply for a remedial approval. There can be no assurance that we will be able to obtain such approval or waiver of such approval from the Ministry of Commerce. Inability to obtain such approval or waiver from the Ministry of Commerce may have a material and adverse effect on our business. Further, we may be subject to certain administrative punishments or other sanctions from the Ministry of Commerce. The Ministry of Commerce or other regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of U.S. dollars into the PRC, or take other actions that could have further material and adverse effects on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

        The M&A Rules and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the PRC Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic

Enterprises, issued by the PRC Ministry of Commerce in August 2011, specify that mergers and acquisitions by foreign investors involved in "an industry related to national security" are subject to strict review by the PRC Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the PRC Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. We cannot preclude the possibility that the PRC Ministry of Commerce or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Our PRC subsidiaries and consolidated VIEs are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

        We are a holding company registered in the Cayman Islands. We rely on dividends from our PRC subsidiaries as well as service and other fees paid to our PRC subsidiaries by our consolidated VIEs for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur.

        Our consolidated VIEs are directly held by certain PRC individuals designated by us and thus are not able to make dividend payments to our PRC subsidiaries and holding companies outside the PRC. We have the right to charge our consolidated VIEs service fees through our relevant PRC subsidiaries pursuant to the exclusive technical support agreements entered into with our consolidated VIEs, which together with the other agreements with our consolidated VIEs and their respective shareholders, enable us to enjoy substantially all of the economic benefits of our consolidated VIEs. These contractual arrangements we have entered into with our consolidated VIEs may be subject to scrutiny by the PRC tax authorities. See "Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements we have entered into with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu may be subject to scrutiny by the PRC tax authorities and a finding that we, Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu owe additional taxes could reduce our net income and the value of your investment." Our consolidated VIEs have paid and will continue to pay the service fees to our relevant PRC subsidiaries pursuant to the exclusive technical support agreements between them.

        Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years' accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, at the discretion of each of our PRC subsidiaries, it may also allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends. In addition, the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated. We have not received any dividend payments or other distributions from our PRC subsidiaries, and as we currently intend to retain all of the available funds and any future earnings of our PRC subsidiaries to fund the development and growth of our business, we do not expect to receive any dividend payments or other distributions from our PRC subsidiaries in the foreseeable future.

        Furthermore, if our PRC subsidiaries and consolidated VIEs incur debt on their own behalf in the future, the instruments governing the debt may restrict the ability of our consolidated VIEs to pay service fees to our PRC subsidiaries or the ability of our PRC subsidiaries to pay dividends to us, which may restrict our ability to satisfy our liquidity requirements. Our contractual arrangements with our consolidated VIEs enable us to prevent them from entering into debt arrangements that may be detrimental to us because these contractual arrangements provide us with the ability to direct the activities that most significantly affect the economic performance of our consolidated VIEs. In addition, the exclusive call option agreements among our PRC subsidiaries, consolidated VIEs and their respective shareholders specifically provide that the applicable consolidated VIE shall not, and its shareholders shall ensure that the consolidated VIE does not, incur any loan or offer any guarantee without the prior written consent of our applicable PRC subsidiary. However, any limitation on the ability of our PRC subsidiaries or consolidated VIEs to pay dividends or make other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.

        As an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries and consolidated VIEs, or may make additional capital contributions to our PRC subsidiaries, subject to satisfaction of applicable governmental registration and approval requirements.

        Any loans we extend to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of the SAFE. The statutory limit for the total amount of foreign debt of a foreign-invested company is the difference between the amount of total investment and the amount of registered capital of such foreign-invested company as approved by the Ministry of Commerce or its local counterpart. The current statutory limit on the loans we may make to Beijing Maiteng, our PRC subsidiary, is HK$40 million ($5.2 million). The current total investment in each of our other PRC subsidiaries, namely, Shanghai SINA Leju, Shanghai Yi Yue, City Rehouse, Shanghai Xiangle Information Technology Limited and Shanghai Fangxin Information Technology Co., Ltd., is in the same amount of their respective registered capital. In order for us to make loans to any of our PRC subsidiaries, the subsidiary would need to apply to the Ministry of Commerce or its local counterpart to increase its total investment. The permitted maximum amount of foreign loans that the subsidiary is eligible to raise would be equal to the difference between the total investment and the registered capital. After the increase of total investment is approved by the Ministry of Commerce or its local counterpart, we may extend loans to the relevant PRC subsidiary in an amount that does not exceed the difference referenced above. Any loans we extend to our consolidated VIEs or other PRC operating companies that are domestic PRC entities, must be approved by the National Development and Reform Commission or its local counterpart and must also be registered with SAFE or its local branches.

        We may also decide to finance our PRC subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to approval by the Ministry of Commerce or its local counterpart. In addition, on August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. Circular 142 provides that the Renminbi fund converted from foreign currency registered capital of a foreign-invested enterprise can only be used for purposes within the approved business scope of such foreign-invested enterprise and cannot be used for equity investments within the PRC, unless otherwise provided by law. Moreover, SAFE strengthened its oversight of the flow and use of the Renminbi fund converted from foreign currency registered capital of a foreign-invested enterprise. The use of such Renminbi fund may not be altered without SAFE approval, and such Renminbi fund may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 could result in severe monetary or other penalties. Furthermore, SAFE promulgated a circular in November 2010 which tightens the regulations over settlement of net proceeds from overseas offerings like this offering and requires that the settlement of net proceeds must be consistent with the description in the prospectus for the offering. SAFE also promulgated a circular in November 2011, which prohibits a foreign-invested enterprise from using Renminbi funds converted from its foreign currency registered capital to provide entrustment loans or repay loans borrowed from non-financial enterprises. These circulars may limit our ability to transfer the net proceeds from this offering to our consolidated VIEs and the subsidiaries of our PRC subsidiaries, and we may not be able to convert the net proceeds from this offering into Renminbi to invest in or acquire any other PRC companies, or establish other consolidated VIEs in China. Despite the restrictions under these SAFE circulars, our PRC subsidiaries may use their income in Renminbi generated from their operations to finance the relevant consolidated VIEs through entrustment loans to the consolidated VIEs or loans to such VIEs' shareholders for the purpose of making capital contributions to such VIEs. In addition, our PRC subsidiaries can use Renminbi funds converted from foreign currency registered capital to carry out any activities within their normal course of business and business scope, including to purchase or lease servers and other relevant equipment and fund other operational needs in connection with their provision of services to the relevant consolidated VIEs under the applicable exclusive technical support agreements.

        In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or any consolidated VIE or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

The discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.

        Pursuant to a Circular on Enterprise Income Tax Preferential Treatments issued by the State Administration of Taxation and the Ministry of Finance effective as of February 22, 2008, as partially amended by a Circular on Enterprise Income Tax Policies for Further Encouraging the Development of the Software Industry and the Integrated Circuit Industry, a qualified software enterprise is eligible to be exempted from income tax for its first two profitable years, followed by a 50% reduction in income tax, to a rate of 12.5%, for the subsequent three years. Shanghai SINA Leju was recognized as a qualified software enterprise in February 2009 and was further approved by the local tax authority in June 2009, and, thus, became eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Another wholly owned subsidiary Shanghai Fangxin Information Technology Co. Ltd., or Shanghai Fangxin, was recognized as a qualified software enterprise and was further approved by the local tax authority in October 2012 to become eligible for being exempted from income tax for 2012 and 2013, followed by a 50% reduction in income tax from 2014 through 2016. Shanghai SINA Leju was granted status as a high and new technology enterprise and was entitled to enjoy a favorable statutory tax rate of 15% for 2013 and 2014. If Shanghai SINA Leju or Shanghai Fangxin fails to maintain software enterprise status or high and new technology enterprise status, their applicable enterprise income tax rate may increase to up to 25%, which could have a material and adverse effect on our financial condition and results of operations.

        Various local governments in China have also provided discretionary preferential tax treatments to us. However, at any time, these local governments may decide to reduce or eliminate these preferential tax treatments. Furthermore, these local implementations of tax laws may be found in violation of national laws or regulations, and as a consequence, we may be subject to retroactive imposition of higher taxes as a result. We are required under U.S. GAAP to accrue taxes for these contingencies. The change in accounting requirement for reporting tax contingencies, any reduction or elimination of these preferential tax treatments and any retroactive imposition of higher taxes could have an adverse effect on our results of operations.

We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

        We face uncertainties on the reporting and consequences on private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors who are non-PRC resident enterprises. According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, and its subsequent application rules, where a non-PRC resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-PRC resident enterprise, as the seller, shall report such Indirect Transfer to the competent tax authority of the PRC resident enterprise within 30 days of execution of the equity transfer agreement for such Indirect Transfer. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement without reasonable commercial purposes and for the purpose of avoiding or reducing PRC tax, they will disregard the existence of the overseas holding company that is used for tax planning purposes and re-characterize the Indirect Transfer. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us. SAT Circular 698 also points out that when a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authorities have the power to make a reasonable adjustment on the taxable income of the transaction.

Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to PRC withholding taxes under the EIT Law and our investors may be subject to PRC withholding tax on the transfer of our ordinary shares or ADSs.

        Under the EIT Law and its implementation rules, all domestic and foreign invested companies would be subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company will be subject to a withholding tax at the rate of 10%, unless such foreign parent company's jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding, or the tax is otherwise exempted or reduced pursuant to PRC tax laws.

        Under the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), effective on October 1, 2009, our Hong Kong subsidiaries need to obtain approval from the relevant local branch of the State Administration of Taxation in order to enjoy the preferential withholding tax rate of 5% in accordance with the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income. The PRC State Administration of Taxation further clarified in a circular that tax treaty benefits will be denied to "conduit" or shell companies without business substance and that a beneficial ownership analysis will be used based on a "substance-over-form" principle to determine whether or not to grant the tax treaty benefits. It is unclear at this stage whether this circular applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. However, it is possible that our Hong Kong subsidiaries might not be considered as "beneficial owners" of any dividends from their PRC subsidiaries and as a result would be subject to withholding tax at the rate of 10%. As a result, there is no assurance that our Hong Kong subsidiaries will be able to enjoy the preferential withholding tax rate.

        In addition, under the EIT Law, enterprises organized under the laws of jurisdictions outside of China with their "de facto management bodies" located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the EIT Law, "de facto management bodies" are defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. A subsequent circular issued by the State Administration of Taxation provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a "resident enterprise" with its "de facto management bodies" located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC; and (iv) more than half of the enterprise's directors or senior management with voting rights reside in the PRC.

        The EIT Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to resident enterprise issues. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the EIT Law and its implementation rules. If we were considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income; dividend income we receive from the PRC subsidiaries, however, may be exempt from PRC tax since such income is exempted under the EIT Law to a PRC resident recipient. However, as there is still uncertainty as to how the EIT Law and its implementation rules will be interpreted and implemented, and the PRC foreign exchange control authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as PRC resident enterprises, we cannot assure you that we are eligible for such PRC enterprise income tax exemptions or reductions. In addition, ambiguities also exist with respect to the interpretation of the provisions relating to identification of PRC-sourced income. If we were considered a PRC resident enterprise, any dividends payable to non-resident holders of our ordinary shares or ADSs, and the gains such investors may realize from the transfer of our ordinary shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax (or 20% in the case of non-resident individual holders), unless otherwise exempted or reduced pursuant to treaties or applicable PRC law.

        If we became a PRC resident enterprise under the new PRC tax system and received income other than dividends, our profitability and cash flows would be adversely affected due to our worldwide income being taxed in China under the EIT Law. Additionally, we would incur an incremental PRC dividend withholding tax cost if we distributed our profits to our ultimate shareholders. There is, however, not necessarily an incremental PRC dividend withholding tax on the piece of the profits distributed from our PRC subsidiaries, since they would have been subject to PRC dividend withholding tax even if we were not a PRC tax resident.

Foreign ownership of the real estate agency and brokerage business in China is subject to government approval, which may limit our ability to establish new PRC operating entities or to increase the registered capital of our existing entities in the future.

        Currently, we mainly use City Rehouse and its subsidiaries to provide support for our e-commerce business. Certain of the support services provided by City Rehouse and its subsidiaries may be regarded as real estate agency and brokerage services under PRC law. Pursuant to the latest Foreign Investment Industrial Guidance Catalogue, foreign ownership of the real estate agency and brokerage business in China is subject to government approval. Accordingly, the establishment of, or investment in any company with a registered business scope of, real estate agency and brokerage services in China by our PRC subsidiaries directly is, and by our PRC subsidiaries indirectly through their subsidiaries may be, subject to approval of the PRC Ministry of Commerce or its relevant local counterparts which should be obtained before registering such company with SAIC or its local counterparts. Although City Rehouse has not obtained approval from the competent local branch of the PRC Ministry of Commerce in connection with its establishment of, or investment in, its subsidiaries with a registered business scope of real estate brokerage business, each subsidiary of City Rehouse has obtained and maintained a business license with such business scope, and none of such subsidiaries has received any notice of warning or penalties from the competent authorities for lacking such approval. At the time of registration of each of its subsidiaries with the local SAIC, City Rehouse had not provided our full corporate structure to the local SAIC for review as it was not required by the local SAIC or applicable PRC law. We intend to seek approval from the local branch of the PRC Ministry of Commerce for City Rehouse's ownership in each of its subsidiaries that has a registered business scope of engaging in the real estate brokerage business. We are in the process of preparing the relevant application documents. However, it may be difficult and time-consuming for us to obtain such approval, or we may not be able to obtain it at all. If the relevant PRC government authorities require us to have such approval, the lack of such approval may lead to our relevant subsidiary being ordered to cease conducting the relevant e-commerce support services business or becoming subject to warnings, fines or revocation of its licenses. In addition, these approval requirements may also limit our ability to set up new subsidiaries to provide similar support service to our e-commerce business.

        In addition, pursuant to the relevant regulations regarding real estate agency and brokerage businesses, a real estate broker must conduct a filing with the real estate administrative authority within 30 days after issuance of its business license. We have completed the filing with the competent local real estate administrative authorities for our ten PRC operating entities which currently provide support services considered to be real estate agency and brokerage services under the PRC law. In addition, among our other 21 PRC operating entities with the registered business scope of real estate brokerage business which are intended to provide support services to our e-commerce business, we are in the process of making such filings with the relevant local real estate administrative authorities for three entities, and are in the process of preparing the relevant application documents with respect to all the remaining 18 entities which intend to make such filings. The requirements of the local real estate administrative authority for such filing may vary in different cities and we cannot assure you that we will be able to complete such filing in a timely manner or at all. If we fail to properly complete such filings, it may limit the ability of the relevant PRC operating entities to provide similar support service to our e-commerce business.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

        Our independent registered public accounting firm that issued the audit reports included in this prospectus filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

        Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections and lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

        In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the "big four" accounting firms,(including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms' inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

        In January 2014, the administrative judge reached an Initial Decision that the "big four" accounting firms should be barred from practicing before the Commission for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation, and if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

        Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor concerns regarding China-based, United States listed companies and the market price of our ADSs may be adversely affected.

Risks Related to Our ADSs

An active trading market for our shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

        We have applied to list our ADSs on the NYSE. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares underlying the ADSs, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. Even if an active public market for our ordinary shares or ADSs develops, we cannot assure you that it will continue. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

        The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies' securities after their offerings, including companies in the internet, real estate and real estate services businesses, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in such practices. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the third quarter of 2011 and the second quarter of 2012, which may have a material adverse effect on the market price of our ADSs.

        In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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  variations in our net revenues, earnings and cash flow;

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  announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

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  announcements of new services and expansions by us or our competitors;

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  changes in financial estimates by securities analysts;

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  fluctuations in our operating metrics;

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  additions or departures of key personnel;

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  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

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  detrimental negative publicity about us, our competitors or our industry;

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  regulatory developments affecting us or our industry; and

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  potential litigation or regulatory investigations.

        Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

The approval of the China Securities Regulatory Commission may be required in connection with this offering and, if required, we cannot assure you that we will be able to obtain such approval.

        On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or CSRC, promulgated the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. This regulation, among other things, requires offshore special purpose vehicles, or SPVs, formed for the purpose of an overseas listing and controlled by PRC companies or individuals, to obtain CSRC approval prior to listing their securities on an overseas stock exchange. The application of this regulation remains unclear. Our PRC legal counsel, Fangda Partners, has advised us that, based on their understanding of the current PRC laws, rules and regulations, neither CSRC approval nor any other governmental authorization is required under the M&A Rules in the context of this offering because the ownership structures of our PRC subsidiaries and consolidated VIEs were not established through acquisition of equity interests or assets of any PRC domestic company by foreign entities as defined under the M&A Rules.

        However, we have been advised by our PRC legal counsel that there are uncertainties regarding the interpretation and application of the PRC law, and there can be no assurance that the PRC government will ultimately take a view that is not contrary to the above opinion of our PRC legal counsel. If it is determined that the CSRC approval is required for this offering, we may face sanctions by CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC although, to our knowledge, no definitive rules or interpretations have been issued to determine or quantify such fines or penalties, delays or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that may have a material adverse effect on our business and the trading price of our ADSs. CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable to us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing.

        The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. If we elect not to comply with the abovementioned auditor attestation requirements or to comply with new or revised accounting standards, our investors may not have access to certain information they may deem important.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

        Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

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  the rules under the Exchange Act requiring the filing with the SEC, of quarterly reports on Form 10-Q or current reports on Form 8-K;

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  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

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  the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

        The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our ADSs could adversely affect their market price.

        Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. There will be 10,000,000 ADSs outstanding immediately after this offering, or 11,500,000 ADSs if the underwriters exercise their options to purchase additional ADSs in full. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. In connection with this offering, we and our officers, directors and existing shareholders have agreed not to sell any shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters. However, the underwriters may release the securities subject to lock-up agreements from the lock-up restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. In addition, ordinary shares subject to our outstanding options as of the closing of this offering will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See "Underwriting" and "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling our securities after this offering.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately $9.41 per ADS (assuming that no outstanding options to acquire ordinary shares are exercised). This number represents the difference between our pro forma net tangible book value per ADS of $1.59 as of December 31, 2013, after giving effect to this offering and the concurrent private placement to Tencent and the assumed initial public offering price of $11.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions, estimated offering expenses and estimated fees and expenses in connection with the concurrent private placement to Tencent payable by us. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

        We will adopt our amended and restated memorandum and articles of association that will become effective immediately upon completion of this offering. Our new memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS, or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

        Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

        As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

Judgments obtained against us by our shareholders may not be enforceable in our home jurisdiction.

        We are a Cayman Islands company and a substantial majority of our assets are located outside of the United States. A significant percentage of our current operations are conducted in China. In addition, a significant majority of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

        There are uncertainties as to whether Cayman Islands courts would:

  •
  recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

  •
  impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

        There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of Civil Liabilities."

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree and such use may not produce income or increase our ADS price.

        We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, or that these net proceeds will be placed only in investments that generate income or appreciate in value.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

        As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association which will become effective immediately upon completion of this offering, the minimum notice period required for convening a general meeting is 7 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

        Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

        The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

        We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company."

        Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, and the NYSE, impose various requirements on the corporate governance practices of public companies. As a company with less than $1.0 billion in revenues for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company's internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a "large accelerated filer" under the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

        We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

        In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

        We will be classified as a "passive foreign investment company," or PFIC, if, in the case of any particular taxable year, either (i) 75% or more of our gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the average quarterly value of our assets

(as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the "asset test"). Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of our PRC consolidated affiliated entities for U.S. federal income tax purposes, and based upon our current income and assets (taking into account the proceeds from this offering) and projections as to the value of our ADSs and ordinary shares following the offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

        While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or not to treat our consolidated affiliated entities as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

        If we are classified as a PFIC in any taxable year, a U.S. holder (as defined in "Taxation—United States Federal Income Tax Considerations") may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an "excess distribution" under the U.S. federal income tax rules and such holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares. For more information see "Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify some of these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

  •
  our anticipated growth strategies;

  •
  our future business development, results of operations and financial condition;

  •
  our ongoing relationships with E-House, SINA and Baidu, among others;

  •
  expected changes in our revenues and certain cost or expense items;

  •
  our ability to attract customers and further enhance our brand recognition; and

  •
  trends and competition in the online real estate services industry.

        These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in "Prospectus Summary—Our Challenges," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Regulation" and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

        This prospectus contains certain data and information that we obtained from various government and private publications, including reports published by independent industry consultants, namely eMarketer, Euromonitor, IDC and iResearch and other independent industry consultants. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of our industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately $97.3 million, or approximately $112.6 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and the estimated offering expenses payable by us. In addition, we expect to receive net proceeds of approximately $20.8 million from the concurrent private placement to Tencent, after deducting estimated fees and expenses payable by us in connection with the concurrent private placement. These estimates are based upon an assumed initial public offering price of $11.00 per ADS, the midpoint of the price range shown on the front cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per ADS would increase (decrease) the net proceeds to us from this offering by $11.2 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and we issue and sell 2,029,420 ordinary shares to Tencent in the concurrent private placement, and after deducting the estimated underwriting discounts and commissions, estimated expenses for this offering and the estimated fees and expenses in connection with the concurrent private placement payable by us.

        The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

  •
  approximately $40.0 million to enhance our technology infrastructure and develop new products and services for our online platform;

  •
  approximately $30.0 million for geographic expansion, including adding new business lines in existing cities and converting outsourced operations to direct operations in approximately 30 smaller cities in various provinces in China; and

  •
  the balance for general corporate purposes, including funding potential acquisitions of complementary businesses and strategic investments, although we are not currently negotiating any such transactions.

        The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See "Risk Factors—Risks Related to Our ADSs—We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree and such use may not produce income or increase our ADS price."

        Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

        In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions, and to our consolidated VIEs only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See "Regulation—Regulations relating to Foreign Exchange Control and Administration—Foreign Exchange Administration" and "Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries."

DIVIDEND POLICY

        Our board of directors has complete discretion on whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

        We have not previously paid, and do not have any present plan to pay, any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain all of our available funds and any future earnings to operate and expand our business.

        We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See "Regulation—Regulations relating to Dividend Distributions."

        Our board of directors has complete discretion as to whether to distribute dividends and intends on paying dividends only to the extent cash is available in the offshore entities. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2013:

  •
  on an actual basis;

  •
  on an as adjusted basis to reflect the sale of 10,000,000 ordinary shares in the form of ADSs by us in this offering, and the issuance of 2,029,420 ordinary shares to Tencent in the private placement concurrently with this offering for Tencent to maintain a 15% equity interest in us (on a fully diluted basis, including all options and restricted shares and any other rights to acquire our shares that are granted and outstanding, and assuming the underwriters exercise their over-allotment option to purchase additional ADSs in full) as of the consummation of this offering, in each case at an assumed initial public offering price of $11.00 per ADS, the midpoint of the price range shown on the front cover page of this prospectus, after deducting the underwriting discounts and commissions, estimated offering expenses and estimated fees and expenses in connection with our concurrent private placement to Tencent payable by us.

        You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of December 31, 2013
	Actual	As adjusted(1)
	(in thousands of $)
Shareholders' equity:
Ordinary shares, $0.001 par value, 500,000,000 shares authorized, 120,000,000 shares issued and outstanding on an actual basis, and 132,029,420 shares issued and outstanding as adjusted	120	132
Additional paid-in capital	686,378	804,395
Accumulated deficit	(443,294)	(443,294)
Subscription receivables	(120)	(120)
Accumulated other comprehensive income	5,622	5,622

Total Leju equity	248,706	366,735
Non-controlling interest	3,084	3,084

Total equity(1)	251,790	369,819

Total capitalization(2)	251,790	369,819

Notes:

(1)
The as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders' equity and total capitalization following the completion of this offering are subject to adjustment based on the actual public offering price and other terms of this offering determined at pricing.

(2)
Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions, the estimated offering expenses and estimated fees and expenses in connection with our concurrent private placement to Tencent payable by us, a $1.00 increase (decrease) in the assumed public offering price of $11.00 per ADS would increase (decrease) each of additional paid-in capital, total shareholders' equity and total capitalization by $11.2 million.

DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of December 31, 2013 was approximately $91.6 million, or $0.76 per ordinary share as of that date, and $0.76 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities excluding the liability relating to exclusive rights. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to (i) the additional proceeds we will receive from this offering, from the assumed initial public offering price of $11.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) our issuance and sale of 2,029,420 ordinary shares to Tencent in the private placement concurrently with this offering, assuming an initial public offering price of $11.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated fees and expenses in connection with our concurrent private placement to Tencent payable by us.

        Without taking into account any other changes in such net tangible book value after December 31, 2013, other than to give effect to (i) our issuance and sale of 10,000,000 ADSs in this offering, at an assumed initial public offering price of $11.00 per ADS, the mid-point of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), and (ii) our issuance and sale of 2,029,420 ordinary shares to Tencent in the private placement concurrently with this offering, assuming an initial public offering price of $11.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deduction of estimated fees and expenses payable by us, our net tangible book value at December 31, 2013 would have been $1.59 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or $1.59 per ADS. This represents an immediate increase in net tangible book value of $0.83 per ordinary share, or $0.83 per ADS, to existing shareholders and an immediate dilution in net tangible book value of $9.41 per ordinary share, or $9.41 per ADS, to purchasers of ADSs in this offering.

        The following table illustrates the dilution on a per ordinary share basis assuming that the initial public offering price per ordinary share is $11.00 and all ADSs are exchanged for ordinary shares:

	Per Ordinary share	Per ADS
Assumed initial public offering price	$11.00	$11.00
Net tangible book value as of December 31, 2013	$0.76	$0.76
Net tangible book value as adjusted to give effect to this offering and the concurrent private placement to Tencent as of December 31, 2013	$1.59	$1.59
Amount of dilution in net tangible book value to new investors in the offering and the concurrent private placement	$9.41	$9.41

        A $1.00 change in the assumed public offering price of $11.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our net tangible book value after giving effect to the offering and the concurrent private placement by $11.2 million, the net tangible book value per ordinary share and per ADS after giving effect to this offering and the concurrent private placement by $0.08 per ordinary share and per ADS and the dilution in net tangible book value per ordinary share and per ADS to new investors in this offering and the concurrent private placement by $0.92 per ordinary share and per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The following table summarizes, as of December 31, 2013, the differences between the shareholders as of December 31, 2013 and the new investors with respect to the number of ordinary shares purchased from us in this offering and the concurrent private placement, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of $11.00 per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Ordinary shares Purchased		Total Consideration
					Average Price Per Ordinary share	Average Price Per ADS
	Number	Percent	Amount	Percent
			($)		($)	($)
Existing shareholders	120,000,000	90.9%	685,335,834	83.8%	5.71	5.71
Concurrent private placement to Tencent	2,029,420	1.5%	22,323,620	2.7%	11.00	11.00
New investors	10,000,000	7.6%	110,000,000	13.5%	11.00	11.00

Total	132,029,420	100.0%	817,659,454	100.0%	6.19	6.19

        A $1.00 change in the assumed public offering price of $11.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by $10.0 million, $12.0 million, $0.09 and $0.09, respectively, assuming the sale of 10,000,000 ADSs in this offering and 2,029,420 ordinary shares in the concurrent private placement at $11.00 per ADS, the mid-point of the range set forth on the cover page of this prospectus.

        The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering and the concurrent private placement is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

EXCHANGE RATE INFORMATION

        Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.0537 to $1.00, the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2013. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 11, 2014, the noon buying rate was RMB6.2111 to $1.00.

        The following table sets forth, for the periods indicated, information concerning exchange rates between the Renminbi and the U.S. dollar based on the noon buying rate in New York City as certified for customs purposes by the Federal Reserve Bank of New York. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0894	6.0927	6.0815
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0810	6.1448	6.0591
March	6.2164	6.1729	6.2273	6.1183
April (through April 11, 2014)	6.2111	6.2073	6.2123	6.1966

Source: Federal Reserve Bank of New York

(1)
Period averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

  •
  political and economic stability;

  •
  an effective judicial system;

  •
  a favorable tax system;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

  •
  Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

        Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        We have appointed Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        We have been advised by our Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman

Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

        Fangda Partners, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

  •
  recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Fangda Partners has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

CORPORATE HISTORY AND STRUCTURE

        Leju Holdings Limited was incorporated in November 2013 by our parent company, E-House, a leading real estate services company in China listed on the NYSE. E-House will remain our parent company and controlling shareholder after this offering. Leju Holdings Limited is a holding company. Substantially all of our operations are conducted through the PRC subsidiaries and consolidated VIEs under China Online Housing, Omnigold, E-Real and E-House Tianjin, each of which became our subsidiary in December 2013 as part of a restructuring by E-House. China Online Housing was incorporated as a joint venture of SINA and E-House in 2008 to operate the SINA real estate and home furnishing websites and related business, including online advertising services. China Online Housing became a consolidated subsidiary of E-House in 2009 and a wholly owned subsidiary of E-House in 2012. Omnigold was incorporated by E-House in October 2010 to operate the home furnishing services business and is currently 84% owned by us. E-Real and E-House Tianjin were incorporated by E-House in June 2011 and March 2012, respectively and are wholly owned by us. E-Real was initially incorporated to operate in the real estate e-commerce business and E-House Tianjin supports our real estate e-commerce business.

        The following diagram illustrates our corporate structure, including our principal operating subsidiaries and consolidated VIEs as of the date of this prospectus.

Note:

(1)
Beijing Yisheng Leju Information Services Co., Ltd., or Beijing Leju is a VIE established in China in 2008 and is 80% owned by Mr. Xudong Zhu and 20% owned by Mr. Zuyu Ding, and each of Shanghai Yi Xin E-Commerce Co., Ltd., or Shanghai Yi Xin and Beijing Jiajujiu E-Commerce Co., Ltd., or Beijing Jiajujiu is a VIE established in China in 2011 and is 70% owned by Mr. Zuyu Ding and 30% owned by Mr. Weijie Ma. We effectively control Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu through contractual arrangements. See "Related Party Transactions—Contractual Arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu (the consolidated VIEs)."

(2)
The registered business scope of each of Shanghai Yi Yue Information Technology Co., Ltd., or Shanghai Yi Yue, Shanghai Xiangle Information Technology Limited, or Shanghai Xiangle, Shanghai SINA Leju Information Technology Co., Ltd., or Shanghai SINA Leju, Shanghai Fangxin Information Technology Co., Ltd., or Shanghai Fangxin, and Beijing Maiteng Fengshun Science and Technology Co., Ltd., or Beijing Maiteng, contains the business of development of computer software which falls in the encouraged category for foreign investment in the Foreign Investment Industrial Guidance Catalogue. The registered business scope of each of E-House City Rehouse Real Estate Broker (Shanghai) Co., Ltd., or City Rehouse, and all its subsidiaries contains the business of real estate brokerage service which falls in the restricted category for foreign investment in the Foreign Investment Industrial Guidance Catalogue. Under PRC law, foreign investors are allowed to own 100% of PRC subsidiaries with a registered business scope which includes real estate brokerage services so long as they obtain necessary approval from the relevant government authorities. Currently, City Rehouse and all its subsidiaries provide supporting services to our e-commerce business and no longer provide any secondary real estate brokerage services. The other businesses listed in the registered business scope of each of Shanghai Yi Yue, Shanghai Xiangle, Shanghai SINA Leju, Shanghai Fangxin, Beijing Maiteng, and City Rehouse and all its subsidiaries are not listed in the Foreign Investment Industrial Guidance Catalogue and thus fall in the permitted category for foreign investment under PRC law.

(3)
We are in the process of deregistering Shanghai Xiangle.

        Due to PRC legal restrictions on foreign ownership and investment in the internet information service and advertising businesses, we conduct such activities through contractual arrangements with our consolidated VIEs in China. Our e-commerce business with respect to new residential properties is operated through our contractual arrangements with Shanghai Yi Xin and its shareholders. Our e-commerce business with respect to home furnishing is operated through our contractual arrangements with Beijing Jiajujiu and its shareholders. Our online advertising business for new residential properties websites and our secondary listings business are operated through our contractual arrangements with Beijing Leju and its shareholders. We have entered into, through our PRC subsidiaries, Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng, a series of contractual arrangements with Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective shareholders. These contractual arrangements enable us to (i) direct the activities that most significantly affect the economic performance of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their subsidiaries and branches; (ii) receive substantially all of the economic benefits from the three consolidated VIEs and their subsidiaries in consideration for the services provided by our PRC subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in the consolidated VIEs, when and to the extent permitted by PRC law, or request any existing shareholder of the consolidated VIEs to transfer all or part of the equity interest in the consolidated VIEs to another PRC person or entity designated by us at any time in our discretion. These agreements make us their "primary beneficiary" for accounting purposes under U.S. GAAP. For descriptions of these contractual arrangements, see "Related Party Transactions—Contractual Arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu (the consolidated VIEs)."

        As a result of these contractual arrangements, Leju through our PRC subsidiaries, is the primary beneficiary of these PRC entities and accounts for them as VIEs, and consolidates the financial results of these entities into our financial statements in accordance with U.S. GAAP. If our consolidated VIEs and their shareholders fail to perform their obligations under these contractual arrangements, we could be limited in our ability to exercise effective control over our consolidated VIEs. Further, if we are unable to maintain effective control over our consolidated VIEs, we would not be able to continue to consolidate our consolidated VIEs' financial results in our consolidated financial statements. Substantially all of our revenues are derived from our consolidated VIEs and we rely on dividends and service fees paid to us by our PRC subsidiaries and our consolidated VIEs in China. Entities apart from our consolidated VIEs contributed in aggregate 15.1%, 4.7% and 5.7% of our total net revenues in 2011, 2012 and 2013, respectively. Our operations not conducted through contractual arrangements with the consolidated VIEs primarily consist of outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. In 2011, 2012 and 2013, the total amount of service fees that our PRC subsidiaries received from our consolidated VIEs under all the service agreements between our PRC subsidiaries and consolidated VIEs was $16.1 million, $7.6 million and $24.5 million, respectively. As of December 31, 2013, the amount of service fees payable to us by the consolidated VIEs was $48.1 million, of which $22.5 million has been paid to us during the first two months of 2014. We are subject to foreign exchange control restrictions and restrictions on foreign investment into our PRC subsidiaries and consolidated VIEs, and the payment of dividends by our PRC subsidiaries to our Cayman holding company is subject to certain restrictions under the PRC laws and regulations, all of which may restrict our ability to access the revenues and cash of our PRC subsidiaries and consolidated VIEs. For a description of these contractual arrangements, see "Related Party Transactions—Contractual Arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu (the consolidated VIEs)" and "Risk Factors—Risks Related to Our Corporate Structure."

OUR RELATIONSHIP WITH E-HOUSE

        We are a subsidiary of E-House, which will remain our parent company and controlling shareholder after this offering. E-House first reported its real estate online services business as a separate segment in its annual report on Form 20-F for the year ended December 31, 2009. Prior to this offering, E-House has provided us with accounting, administrative, marketing, internal control, customer service and legal support, and has also provided us with the services of a number of its executives and employees. Upon the completion of this offering, E-House will be our controlling shareholder, with a shareholding of 76.3% of our then outstanding ordinary shares assuming the underwriters do not exercise their over-allotment option and we issue and sell 2,029,420 ordinary shares in the private placement to Tencent concurrently with this offering. Upon becoming a stand-alone public company, we will contract with third parties to provide certain services to us as a public company, the costs of which may be higher than our current cost allocation with E-House for the same services.

        Prior to the completion of this offering, we plan to enter into a series of agreements with E-House with respect to various ongoing relationships between us. These include a master transaction agreement, an offshore transitional services agreement, an onshore transitional services agreement, a non-competition agreement and an onshore cooperation agreement. The following are summaries of these agreements. For the complete text of these agreements, please see the copies included as exhibits to the registration statement filed with the SEC of which this prospectus is a part. For certain related risks, see "Risk Factors—Risks Related to Our Carve-out from E-House and Our Relationships with E-House."

Master Transaction Agreement

        The master transaction agreement contains provisions relating to our carve-out from E-House. The master transaction agreement provides for cross-indemnities that generally will place the financial responsibility on us for all liabilities associated with the current and historical real estate online services business and operations that have been conducted by or transferred to us, and generally will place on E-House the financial responsibility for liabilities associated with all of E-House's other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which we and E-House will indemnify each other with respect to breaches of the master transaction agreement or any related inter-company agreement.

        In addition, we have agreed to indemnify E-House against liabilities arising from misstatements or omissions in this prospectus or the registration statement of which it is a part, except for misstatements or omissions relating to information that E-House provided to us specifically for inclusion in this prospectus or the registration statement of which it forms a part. We also have agreed to indemnify E-House against liabilities arising from any misstatements or omissions in our subsequent SEC filings and from information we provide to E-House specifically for inclusion in E-House's annual or quarterly reports following the completion of this offering, but only to the extent that the information pertains to us or our business or to the extent E-House provides us prior written notice that the information will be included in its annual or quarterly reports and the liability does not result from the action or inaction of E-House. Similarly, E-House will indemnify us against liabilities arising from misstatements or omissions in its subsequent SEC filings or with respect to information that E-House provided to us specifically for inclusion in this prospectus, the registration statement of which this prospectus forms a part, or our annual or quarterly reports following the completion of this offering.

        The master transaction agreement contains a general release, under which the parties will release each other from any liabilities arising from events occurring on or before the initial filing date of the registration statement of which this prospectus forms a part, including in connection with the activities to implement this offering. The general release does not apply to liabilities allocated between the parties under the master transaction agreement or the other inter-company agreements.

        Furthermore, under the master transaction agreement, we have agreed to use our reasonable best efforts to use the same independent certified public accounting firm selected by E-House and to maintain the same fiscal year as E-House until the first E-House fiscal year-end occurring after the earlier of (i) the first date when E-House no longer owns at least 20% of the voting power of our then outstanding securities and (ii) the first date when E-House ceases to be the largest beneficial owner of our then outstanding voting securities (without considering holdings by certain institutional investors). We refer to this earlier date as the control ending date in this prospectus. We also have agreed to use our reasonable best efforts to complete our audit and provide E-House with all financial and other information on a timely basis so that E-House may meet its deadlines for its filing of annual and quarterly financial statements.

        The master transaction agreement will automatically terminate five years after the first date upon which E-House ceases to own in aggregate at least 20% of the voting power of our then outstanding securities. This agreement can be terminated early by mutual written consent of the parties.

Offshore Transitional Services Agreement

        Under the offshore transitional services agreement, E-House agrees that, during the service period, E-House will provide us with various corporate support services, including:

  •
  accounting support;

  •
  administrative support;

  •
  marketing support;

  •
  internal control support;

  •
  customer service support; and

  •
  legal support.

        E-House also may provide us with additional services that we and E-House may identify from time to time in the future. It may engage third parties to provide services covered by the offshore transitional service agreement.

        The offshore transitional service agreement provides that the performance of a service according to the agreement will not subject the provider of such service to any liability whatsoever except as directly caused by the gross negligence or willful misconduct of the service provider. Liability for gross negligence or willful misconduct is limited to the lower of the price paid for the particular service or the cost of the service's recipient performing the service itself or hiring a third party to perform the service. Under the offshore transitional services agreement, the service provider of each service is indemnified by the recipient against all third-party claims relating to provision of services or the recipient's material breach of a third-party agreement, except where the claim is directly caused by the service provider's gross negligence or willful misconduct.

        The price to be paid for the services provided under the offshore transitional service agreement shall be the actual direct costs and indirect costs of providing such services. Direct costs include compensation and travel expenses attributable to employees, temporary workers, and contractors directly engaged in performing the services as well as materials and supplies consumed in performing the services. Indirect costs include occupancy, information technology supervision and other overhead costs of the department incurring the direct costs of providing the service.

        The offshore transitional services agreement provides for a service period commencing on the date when the registration statement on Form F-1 is first publicly filed with the SEC, and ending on the date when E-House ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with a purpose nor with the effect of changing or influencing our control.

        Either party may terminate the offshore transitional services agreement with respect to either all or part of the services by giving a 90-day prior written notice to the other party. The agreement provides for an early termination fee in the case of early termination by E-House, but does not quantify the amount of or specify the calculation method, for such fee.

Onshore Transitional Services Agreement

        The onshore transitional services agreement adopts terms and conditions similar to those of the offshore transitional services agreement. Under the onshore transitional services agreement, Shanghai Real Estate Sales (Group) Co., Limited, an indirectly wholly owned subsidiary of E-House, or E-House Shanghai, agrees, during the applicable service period, to provide Beijing Leju, Beijing Jiajujiu, Shanghai Yi Xin, Shanghai SINA Leju, Beijing Maiteng, Shanghai Yi Yue and E-House City Rehouse Real Estate Broker (Shanghai) Co., Ltd., or the Leju PRC Entities, and/or their designated PRC affiliates, with various corporate support services, including accounting support, administrative support, internal control and internal audit support, marketing support, customer service support and legal support. E-House Shanghai also may provide the Leju PRC Entities with additional services that the Leju PRC Entities and E-House Shanghai may identify from time to time in the future. E-House Shanghai may engage its PRC affiliates or other third parties to provide services covered by the onshore transitional services agreement.

        The price to be paid for the services provided under the onshore transitional services agreement shall be the actual direct costs and indirect costs of providing such services. Direct costs include compensation and travel expenses attributable to employees, temporary workers, and contractors directly engaged in performing the services as well as materials and supplies consumed in performing the services. Indirect costs include occupancy, information technology supervision and other overhead costs of the department incurring the direct costs of providing the service.

        The onshore transitional services agreement provides for a service period commencing on the date when the registration statement on Form F-1 is first publicly filed with the SEC, and ending on the date when E-House ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with a purpose nor with the effect of changing or influencing our control.

        Either E-House Shanghai or the Leju PRC Entities may terminate either all or part of the services by giving a 90-day prior written notice to the other party. The agreement provides for an early termination fee in the case of early termination by the Leju PRC Entities, but does not quantify the amount of or specify the calculation method, for such fee.

Non-competition Agreement

        The non-competition agreement provides for a non-competition period beginning on the date of the agreement and ending on the later of (i) three years after the first date when E-House ceases to own in aggregate at least 20% of the voting power of our then outstanding securities and (ii) five years after the date that the registration statement on Form F-1 is first publicly filed with the SEC. This agreement can be terminated early by mutual written consent of the parties.

        E-House has agreed not to compete with us during the non-competition period in the business of providing real estate e-commerce, online advertising and listing services, anywhere in the world. We have agreed not to compete with E-House during the non-competition period in any business conducted by E-House as described in its periodic filings with the SEC, other than the businesses we are engaged in as described in this prospectus.

        The non-competition agreement also provides for a mutual non-solicitation obligation that neither E-House nor we may, during the non-competition period, hire, or solicit for hire, any active employees of or individuals providing consulting services to the other party, or any former employees of or individuals providing consulting services to the other party within six months of the termination of their employment or consulting services, without the other party's consent, except for solicitation activities through generalized non-targeted advertisement not directed to such employees or individuals that do not result in a hiring within the non-competition period.

Onshore Cooperation Agreement

        Under this onshore cooperation agreement, E-House Shanghai, Beijing Leju, Beijing Jiajujiu and Shanghai Yi Xin agree that they will cooperate with each other in sharing information about potential demands for products and/or services and developing clients. If any party is aware that its customers, suppliers or other business partners may have demands for the products and/or services of the primary business of any other party, it will share such information with such other party, to the extent not in violation of any applicable law and its confidentiality obligations or other terms under any contract binding on such party. Furthermore, the parties agree to cooperate with each other, to the extent commercially reasonable and in the manner deemed to be appropriate, in referring the principal products and/or services of any other party, joint pitching for and negotiating with clients, and entering into agreements with clients. In the event the parties jointly enter into an agreement with a client, they shall determine their respective rights and obligations in writing through amicable negotiations, and based on the principle of fairness and the fair market values of the products and/or services offered by the parties. The parties agree not to charge any fees for their cooperation and assistance provided under the agreement unless they separately and explicitly agree otherwise.

        The onshore cooperation agreement provides for a term commencing on its date of execution and ending on the date when E-House ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with a purpose nor with the effect of changing or influencing our control. The onshore cooperation agreement does not provide any early termination right.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated statements of operations data and selected consolidated statement of cash flow data for the years ended December 31, 2011, 2012 and 2013 and selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. Our selected consolidated financial data also includes certain non-GAAP measures, which are not required by, or presented in accordance with, U.S. GAAP, but are included because we believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Year Ended December 31,
	2011	2012	2013
	(in thousands of $, except share and per share data)
Summary Consolidated Statement of Operations Data
Revenues
E-commerce	—	26,996	170,205
Online advertising	132,076	138,767	145,445
Listing	5,015	5,533	19,772

Total revenues	137,091	171,296	335,422
Cost of revenues	(37,583)	(54,118)	(63,991)
Selling, general and administrative expenses	(121,610)	(163,535)	(226,143)
Goodwill impairment charge	(417,822)	—	—
Other operating income	14	153	600

Income (loss) from operations	(439,911)	(46,203)	45,888
Interest income	676	257	1,082
Other loss, net	(1,026)	(1,979)	(1,185)

Income (loss) before taxes and equity in affiliates	(440,261)	(47,926)	45,785
Income tax benefit (expense)	2,010	4,077	(3,066)

Income (loss) before equity in affiliates	(438,250)	(43,849)	42,719
Loss from equity in affiliates	(2)	(1)	(69)

Net income (loss)	(438,252)	(43,849)	42,650
Less: Net income attributable to non-controlling interest	580	910	125

Net income (loss) attributable to Leju shareholders	(438,831)	(44,759)	42,525

Earnings (loss) per share:
Basic	(3.66)	(0.37)	0.35
Diluted	(3.66)	(0.37)	0.35
Weighted average numbers of shares used in computation:
Basic	120,000,000	120,000,000	120,000,000
Diluted	120,000,000	120,000,000	120,000,000

	As of December 31,
	2012	2013
	(in thousands of $)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	71,090	98,730
Accounts receivable	86,652	87,316
Total current assets	178,968	222,788
Intangible assets, net	163,204	128,530
Total assets	393,867	402,938
Amounts due to related parties	83,143	4,501
Total current liabilities	159,661	123,584
Total liabilities	200,588	151,148
Total Leju equity	190,173	248,706

	Year Ended December 31,
	2011	2012	2013
	(in thousands of $)
Selected Consolidated Statements of Cash Flows Data
Net cash provided by operating activities	11,175	3,325	83,423
Net cash used in investing activities	(26,618)	(18,159)	(16,657)
Net cash provided by (used in) financing activities	26,809	21,504	(41,360)
Net increase in cash and cash equivalents	12,709	6,836	27,639
Cash and cash equivalents at the beginning of the year	51,545	64,254	71,090
Cash and cash equivalents at the end of the year	64,254	71,090	98,730

Non-GAAP Financial Measures

        The following table sets forth, for the periods specified, our adjusted income (loss) from operations, our adjusted net income (loss) and our adjusted net income (loss) attributable to Leju shareholders. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. These non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including share-based compensation expense, amortization of intangible assets resulting from business combinations and goodwill impairment charge. We also believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry. These non-GAAP measures of our performance are not required by, or presented in accordance with, U.S. GAAP. Such measures are not a measurement of financial performance or liquidity under U.S. GAAP and should not be considered as an alternative to income from operations, net income or any other performance measures derived in accordance with U.S. GAAP or an alternative to cash flows from operating activities as a measure of liquidity. Our presentation of such measures may not be comparable to similarly titled measures presented by other companies. You should not compare such measures as presented by us with the presentation of such measures by other companies because not all companies use the same definition.

        We define adjusted income (loss) from operations as income (loss) from operations before share-based compensation expense, amortization of intangible assets resulting from business combinations and goodwill impairment charge.

        We define adjusted net income (loss) as net income (loss) before share-based compensation expense (net of tax), amortization of intangible assets resulting from business combinations (net of tax) and goodwill impairment charge (net of tax).

        We define adjusted net income (loss) attributable to Leju shareholders as net income (loss) before share-based compensation expense (net of tax and non-controlling interests), amortization of intangible assets resulting from business combinations (net of tax and non-controlling interests) and goodwill impairment charge (net of tax and non-controlling interests).

        The use of the above non-GAAP financial measures has material limitations as an analytical tool, as they do not include all items that impact our income (loss) from operations, net income (loss), and net income (loss) attributable to Leju shareholders for the period. We compensate for these limitations by providing the relevant disclosure of our share-based compensation expense, amortization of intangible assets results from business acquisitions, and goodwill impairment charge both in our reconciliations to the financial measures under U.S. GAAP, and in our consolidated financial statements, all of which should be considered when evaluating our performance.

        The following table reconciles our adjusted income (loss) from operations, adjusted net income (loss) and adjusted net income (loss) attributable to Leju shareholders in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP:

	Year Ended December 31,
	2011	2012	2013
	(in thousands of $)
Income (loss) from operations	(439,911)	(46,203)	45,888
Share-based compensation expense(1)	13,542	15,134	6,311
Amortization of intangible assets resulting from business acquisitions	21,321	22,079	22,017
Goodwill impairment charge	417,822	—	—

Adjusted income (loss) from operations	12,774	(8,990)	74,216

Net income (loss)	(438,252)	(43,849)	42,650
Share-based compensation expense (net of tax)(1)	13,542	15,134	6,311
Amortization of intangible assets resulting from business acquisitions (net of tax)	18,535	19,082	14,482
Goodwill impairment charge (net of tax)	417,822	—	—

Adjusted net income (loss)	11,647	(9,633)	63,443

Net income (loss) attributable to Leju shareholders	(438,831)	(44,759)	42,525
Share-based compensation expense (net of tax and non-controlling interests)(1)	13,542	15,134	6,311
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	18,342	18,719	14,197
Goodwill impairment charge (net of tax and non-controlling interests)	417,822	—	—

Adjusted net income (loss) attributable to Leju shareholders	10,875	(10,906)	63,033

(1)
Share-based compensation expense includes share-based compensation expenses recorded by us as well as share-based compensation expenses allocated from E-House to us.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Consolidated Financial Data and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are a leading O2O real estate services provider in China. We offer real estate e-commerce, online advertising and online listing services through our online platform, which comprises local websites covering over 250 cities and various mobile applications. We integrate our online platform with complementary offline services to facilitate residential property transactions. In addition to our own websites, we also operate various real estate and home furnishing websites of SINA and Baidu.

        E-Commerce.    We offer e-commerce services primarily in connection with new residential property sales. Our O2O services for new residential properties include selling discount coupons and facilitating online property viewing, physical property visits and pre-sale customer support. We earn revenue primarily from the sale of discount coupons used for property purchases. Our revenues from e-commerce services in 2011, 2012 and 2013 were nil, $27.0 million and $170.2 million, respectively, representing nil, 15.8% and 50.7%, respectively, of our total revenues for those periods.

        Online Advertising.    We sell advertising primarily on the SINA and Baidu new residential properties and home furnishing websites, each of which is operated by us. In addition, we are the exclusive advertising agent for the SINA home page and non-real estate websites with respect to advertising sold to real estate and home furnishing advertisers. We also have the exclusive right to sell Baidu's Brand-Link product within the real estate industry. Our revenues from online advertising services in 2011, 2012 and 2013 were $132.1 million, $138.8 million and $145.4 million, respectively, representing 96.3%, 81.0% and 43.4%, respectively, of our total revenues for those periods.

        Listing.    We offer fee-based online property listing services to real estate agents and free services to individual property sellers. We operate the SINA and Baidu real estate websites for listings of existing residential properties for sale or lease. Our revenues from listing services in 2011, 2012 and 2013 were $5.0 million, $5.5 million and $19.8 million, respectively, representing 3.7%, 3.2% and 5.9%, respectively, of our total revenues for those periods.

        We have experienced substantial growth in recent years. Our total revenues have increased from $137.1 million in 2011 to $171.3 million in 2012 to $335.4 million in 2013. We incurred net losses of $438.3 million in 2011 and $43.8 million in 2012 and our net income was $42.7 million in 2013. We had adjusted net income of $11.6 million in 2011, adjusted net loss of $9.6 million in 2012 and adjusted net income of $63.4 million in 2013. Substantially all of our operations are in China. For information regarding adjusted net income (loss), see "Selected Consolidated Financial Data—Non-GAAP Financial Measures."

Significant Factors Affecting Our Results of Operations

The PRC real estate industry

        Our results of operations have been, and are expected to continue to be, affected by the general performance of China's real estate industry. Conditions in China's real estate industry have a significant impact on each of our business segments, and in particular on our new home business, which relies significantly on the volume of new property launches by property developments and market transaction volume. The following factors typically have a significant impact on China's real estate industry:

  •
  Economic growth, speed of urbanization and demand for residential and commercial properties in China. China's economic growth has been primarily concentrated in China's urban areas, and economic growth, higher standards of living, population growth and urbanization are primary drivers of demand for the purchase or rental of residential properties. Because we focus on China's urban areas, China's economic growth and urbanization are important to our operations. The PRC property industry is dependent on the overall economic growth in China and the associated demand for residential properties.

  •
  Government policies.  The PRC government exercises considerable direct and indirect influence over the real estate industry through its policies and other economic measures. The PRC government regulates real estate purchases and taxation associated with real estate transactions. For greater detail see "Risk Factors—Risks Related to Our Business—Our business is susceptible to fluctuations in China's real estate industry, which may materially and adversely affect our results of operations" and "Risk Factors—Risks Related to Our Business—Our business may be materially and adversely affected by government measures aimed at China's real estate industry." The imposition of new policies, laws and regulations, or changes to current polices, laws and regulations, could have a material impact on the real estate market in China, which would affect our business, financial condition and results of operations.

  •
  Availability and cost of credit.  The availability and cost of credit have a substantial effect on customers' ability to purchase properties and the prices they can afford to pay. This impacts the number of properties that developers are able to market and sell, which is a significant factor affecting our results of operations. The PRC government regulates the proportion of the purchase price of a property that may be financed with credit and the price of credit is generally a function of benchmark interest rates. To the extent that fluctuations in interest rates or regulatory changes impact the availability and cost of financing for property purchases, conditions in the real estate industry, and our results of operations, would be affected.

  •
  Supply of new residential real estate projects.  The growth of the PRC real estate industry depends largely on the launch of new residential real estate projects at affordable prices. Factors such as the overall economy, competition and government land policies can affect the price and availability of new projects. The PRC government and relevant local authorities control various aspects of new projects, including the amount and cost of land for development, each of which affects the supply of new developments and our results of operations.

The PRC internet industry

        We are an internet company and a majority of our revenue is generated from our e-commerce and online advertising services provided on our websites. Therefore, our results of operations are heavily dependent on the continued development of China's internet industry. The internet has emerged as an increasingly attractive and cost-effective advertising channel in China. However, the internet industry in China is heavily regulated. PRC laws, rules and regulations cover virtually every aspect of the internet industry, including entry into the industry, the scope of permissible business activities and foreign investment. Furthermore, the PRC government levies business taxes, value-added taxes, surcharges and cultural construction fees on advertising-related sales in China, such as sales of our e-commerce, online advertising, listing and other value-added services. In addition, because certain of our PRC subsidiaries and consolidated VIEs currently qualify as "high and new technology enterprises," they enjoy tax holidays from the relevant PRC tax authorities or under local governmental policies. The imposition of new laws and regulations, or changes to current laws and regulations, could have a material impact on our business, financial condition and results of operations.

Our ability to innovate and market acceptance of our e-commerce services

        We operate in a competitive industry and the extent to which we are able to provide innovative e-commerce services that are attractive to developers and prospective property purchasers has a material effect on our results of operations. For example, we pioneered e-commerce services in China's real estate market in April 2011 by offering online auctions as a promotional tool for our partner developers. In early 2012, we introduced property price discount coupons as a means of generating buyers for our partner developers in conjunction with online advertising and offline customer origination. In November 2013, we formed a strategic partnership with CITIC, pursuant to which CITIC introduced Leju Loan through our online platform. Our results of operations will continue to be significantly affected by the extent to which our evolving e-commerce services, including any future innovations that we may introduce, achieve success in the market.

Our ability to maintain and expand our online platform

        Consumers are able to access our services through various websites and mobile applications, our telephone call center and at property showrooms and other physical locations. Our internet presence includes local websites across China that we either operate directly or outsource to local outsourcing partners. We operate a variety of websites pursuant to our arrangements with SINA and Baidu. Since many of our customers in our new home business are one-time property buyers, we depend on our online platform as a key driver for bringing in new business. The costs of maintaining and expanding our online platform in order to continue to reach a broad base of customers, and our ability to maintain our relationships with SINA and Baidu, has a significant effect on our results of operations.

Our ability to compete effectively

        We face competition in each of our main business activities. We compete with other e-commerce providers for market share in key markets, relationships with developers and for the acquisition of web traffic. We compete for talent with other online businesses and to a lesser extent with traditional businesses. Our industry has become increasingly competitive, and such competition may continue to intensify in future periods. As the barriers to entry for establishing internet-based businesses are typically low, it is possible for new entrants to emerge and rapidly scale up their operations. We expect additional companies to enter the online real estate and home-related internet service industry in China and a wider range of online services in this area to be introduced. See "Business—Competition."

Our ability to expand into new geographic areas in China

        A majority of our revenues is concentrated in China's major urban centers including Beijing, Shanghai, Guangzhou and Tianjin. We expect them to continue to represent a significant portion of our revenues in the near term. We also plan to expand into new geographic areas and sectors and increase our market share in areas and sectors where we currently operate. As of December 31, 2013, we had established real estate-related content, search services, marketing and listing coverage of over 250 cities across China. Our ability to succeed in newly penetrated cities and cities where we intend to increase our presence will have a substantial impact on our results of operations, and we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

Selected Statement of Operations Items

Revenues

        E-commerce.    Our e-commerce revenues are principally generated from selling discount coupons to potential property buyers. The discount coupon allows a buyer to purchase specified properties from real estate developers at a discount greater than the price that we charge for the coupon. We recognize such e-commerce revenues upon obtaining confirmation that the discount coupon has been redeemed to purchase a property.

        Online advertising.    Revenues from online advertising services are generated principally from online advertising arrangements, sponsorship arrangements, and to a lesser extent, outsourcing arrangements and keyword advertising arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of the websites we operate, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display. Sponsorship arrangements allow advertisers to sponsor a particular area on our websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship arrangements are recognized ratably over the contract period. We also generate online advertising revenues from outsourcing certain regional sites for a fixed period of time to local outsourcing partners. In such cases, we earn a fixed advertising fee payable by the local outsourcing partner, which is responsible for website operation and advertising sale and is entitled to retain the fees generated by advertising sales. Our fixed fee is recognized ratably over the term of the contract. Keyword advertising revenues are recognized ratably over the contract period.

        Listing.    We provide online property listing services to secondary brokers and individual property sellers. Listing services entitle secondary brokers to post and make changes to information for properties in a particular area on the website for a specified period of time, in exchange for a fixed fee. Listing revenues are recognized ratably over the contract period of display.

        Deferred revenues are recognized when payments are received in advance of revenue recognition.

Cost of revenues

        Cost of revenues consists of costs associated with the operation of our websites, which includes fees paid to third parties for internet connection, internet content and services, editorial personnel related cost, amortization of intangible assets that relate to internet content, including our real estate advertising agreement with SINA, and the discounted present value of our payments for exclusive rights with Baidu; depreciation associated with website production equipment and fees paid to SINA for advertising on non-real estate SINA websites.

Selling, general and administrative expenses

        Selling, general and administrative expenses comprise marketing expenses, compensation and benefits for personnel other than editorial personnel, expenses of third-party professional services, rental payments relating to office and administrative functions and depreciation, amortization of property and equipment used in our corporate offices and other administrative expenses. Our selling, general and administrative expenses also include amortization of intangible assets that do not relate to internet content, including our license agreement with SINA. Selling general and administrative expenses also include bad debt expenses. Bad debt can result from developer customers not paying amounts owing to us for services rendered and in cases where third parties to whom we outsource certain websites fail to pay fixed fees owed to us.

        Marketing expenses primarily consist of costs for the promotion of corporate image, product marketing and direct marketing. We expense all marketing costs as incurred and classify these costs under sales and marketing expense. Our direct marketing activities are primarily intended to attract subscribers for the online advertising services and potential property buyers to purchase our discount coupons.

Share-based compensation expense

        In 2013 a portion of, and in 2011 and 2012 all of, our share-based compensation expense related to E-House's allocation to us of share-based compensation expenses of their senior management. These allocations were made using a proportional cost allocation method and were based on revenues, headcount as well as estimates of actual time spent on the provision of services attributable to our company.

        In November 2013, we adopted a share incentive plan, or the Leju Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares that may be issued pursuant to all awards under the plan shall initially be 10,434,783 ordinary shares, or 8% of our total outstanding shares on an as-converted and fully diluted basis as of the effective date of the plan, and will be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the plan.

        On December 1, 2013, we granted options to certain of our employees and certain of E-House's employees for the purchase of 7,192,000 ordinary shares at an exercise price of $4.60 per share, pursuant to our share incentive plan. The options expire ten years from the date of grant. The options vest ratably at each grant date anniversary over a period of three years. The grant-date fair value of the options granted was $2.21 per share. On December 16, 2013, we replaced 600,000 options granted to two of our directors with the same number of restricted shares, with all other substantive terms remaining unchanged. On January 21, 2014, we replaced 60,000 options granted to one E-House employee with the same number of restricted shares, with all other substantive terms remaining unchanged. There is no incremental compensation cost from the replacement.

        On March 18, 2014, we granted 866,000 restricted shares to certain of our employees and independent directors. The restricted shares vest ratably at each grant date anniversary over a period of three years.

        As of the date of this prospectus, a total of 6,486,000 options and a total of 1,526,000 restricted shares have been granted and are outstanding under the Leju Plan. We will recognize a total of $25.5 million of compensation cost for those options and restricted shares expected to vest over the requisite service period.

Other Operating Income

        Our other operating income primarily relates to cash subsidies received by the Company's subsidiaries in the PRC from local governments to encourage us to operate in certain local districts.

Interest Income

        We earn interest income primarily from bank deposits.

Other loss, net

        Other loss (net) relates to amortized discounts relating to liability for our exclusive rights purchased from Baidu, in addition to foreign exchange loss/(gain).

        Our reporting currency is the U.S. dollar, while certain of our subsidiaries have functional currencies other than the U.S. dollar, such as the Renminbi and Hong Kong dollar. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur. Transaction gains and losses are recognized in the consolidated statements of operations.

Income Tax

        We are incorporated in the Cayman Islands as an exempted company. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. Our subsidiaries in the British Virgin Islands are not subject to income or capital gains tax in the British Virgin Islands. Our subsidiaries in Hong Kong are subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations.

        The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. In addition, the EIT Law also provides a five-year transitional period starting from its effective date for those enterprises that were established before March 16, 2007, the date of promulgation of the EIT Law, and that were entitled to preferential income tax rates under the then effective tax laws or regulations.

        Shanghai SINA Leju and Shanghai Fangxin Information Technology Co., Ltd., our subsidiaries in China, were granted software enterprise status, which qualifies these companies for certain tax exemptions. Shanghai SINA Leju is exempt from 100% of income taxes for 2009 and has a 50% income tax rate reduction to 12.5% from 2010 through 2012. Shanghai Fangxin Information Technology Co., Ltd. is exempt from 100% of income taxes for 2012 and 2013 and has a 50% reduction in its income tax rate, or a rate of 12.5%, from 2014 through 2016. Shanghai SINA Leju was designated a High and New Technology Enterprise entitled to a favorable statutory tax rate of 15% for 2013 and 2014.

        We have a tax benefit due to losses incurred in past years. Under PRC tax law we are permitted to carry forward losses for up to five years. We may have a tax benefit for periods for which our Company was profitable on a consolidated basis to the extent our consolidated entities that incurred losses during the period were subject to income tax at a higher effective tax rate as compared with consolidated entities that earned profits during the period.

        Under the EIT Law, dividends payable to a non-PRC resident enterprise from our PRC subsidiaries are subject to a withholding tax which may be as high as 20%, although under the detailed implementation rules of the EIT Law promulgated by the PRC authorities the effective withholding tax is currently 10%. Dividends of PRC subsidiaries that are directly held by Hong Kong entities may benefit from a reduced withholding tax rate of 5% pursuant to the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, subject to the approval from the relevant local branch of the State Administration of Taxation in accordance with the Administrative Measures on Tax Treaty Treatment of Nonresidents (Trial) and other relevant tax rules. Our Hong Kong subsidiaries have not sought approval for such preferential withholding tax rate, given that no dividends have been paid by their respective PRC subsidiaries. Dividends from our Hong Kong subsidiaries are exempt from withholding tax. Dividend payments are not subject to withholding tax in the British Virgin Islands or the Cayman Islands.

        Under the EIT Law, enterprises that are established under the laws of foreign countries or regions and whose "de facto management bodies" are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the EIT Law, "de facto management bodies" are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. We cannot assure you that we will not be deemed to be a PRC resident enterprise under the EIT Law and be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. See "Risk Factors—Risks Related to Doing Business in China—Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to PRC withholding taxes under the EIT Law and our investors may be subject to PRC withholding tax on the transfer of our ordinary shares or ADSs."

Loss from equity in affiliates

        Affiliate companies are entities over which we have significant influence but do not control. Investment in affiliates is accounted for using the equity method of accounting. Under this method, our share of the post-acquisition profits or loss of affiliated companies is recognized as income/(loss) from equity in affiliates in the income statement.

Net income attributable to non-controlling interest

        Net income attributable to non-controlling interest relates to the minority interest in non-wholly-owned subsidiaries that we consolidate.

Critical Accounting Policies

        We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

        An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue Recognition

        We recognize revenue when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of sales related taxes.

        We generate online real estate revenues principally from e-commerce, online advertising, and listing services.

        We offer e-commerce services primarily in connection with our O2O services for new residential properties, including facilitating property viewing, pre-sale customer support, discount coupon advertising, and online property auctions. Property viewing and pre-sale customer support are supporting services provided free of charge in connection with discount coupon sales and online property auctions. We earn revenue primarily from the sale of discount coupons used for property purchases. Those discount coupons allow buyers to purchase specified properties from real estate developers at discounts greater than the purchase price of the discount coupons charged by us. The discount coupons are refundable at any time before they are redeemed by the buyer to purchase the specified properties. We recognize such e-commerce revenues upon obtaining confirmation letters that prove the use of coupons by property buyers, and when collections of the revenue from sales of discount coupons are reasonably assured. Revenues are recognized based on the net proceeds received.

        Revenue from online advertising services is generated principally from online advertising arrangements, sponsorship arrangements, and to a lesser extent, outsourcing arrangements, and keyword advertising arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of the websites we operate, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on our websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship arrangements are recognized ratably over the contract period. We also generate online advertising revenues from outsourcing certain regional sites for a fixed period of time to local outsourcing partners, who are responsible for both website operation and related advertising sales. Advertising revenues from outsourced websites are recognized ratably over the term of the contract. Keyword advertising revenues are recognized ratably over the contract period when collectability is reasonably assured.

        We also provide listing services to real estate brokers. Listing services entitle real estate brokers to post and make changes to information for properties in a particular area on the website for a specified period of time, in exchange for a fixed fee. Listing revenues are recognized ratably over the contract period of display when collectability is reasonably assured.

        Effective January 1, 2011, we adopted the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Update, or ASU, 2009-13, "Multiple-Deliverable Revenue Arrangements," prospectively for all new and materially modified arrangements. ASU 2009-13 requires us to allocate revenue to arrangement deliverables using the relative selling price method.

        There are no multiple elements arrangements within the services provided by us.

        However, our parent company, E-House, has multiple element arrangements that may include provision of online advertising services provided by us. The multiple element arrangements may affect the revenue recognition of us. E-House has determined that each of the deliverables is considered a separate unit of account as each has value to the customer on a standalone basis and has been sold separately on a standalone basis, there is no general right of return on delivered items and the delivery or performance of the undelivered item(s) is considered probable and substantially in the control of E-House.

        E-House allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence, or VSOE, if available; (ii) third-party evidence, or TPE, if VSOE is not available; and (iii) best estimate of selling price, or BESP, if neither VSOE nor TPE is available.

        VSOE.    E-House determines VSOE based on its historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, E-House requires that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. E-House has historically priced its commission rate for the primary real estate services, periodic consulting services, subscription of E-House's real estate information database and online advertising within a narrow range. As a result, E-House has used VSOE to allocate the selling price for these services when they are elements of a multiple element arrangement.

        TPE.    When VSOE cannot be established for deliverables in multiple element arrangements, E-House applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, E-House's marketing strategy differs from that of its peers and its offerings contain a significant level of differentiation such that the comparable pricing of services with similar functionality cannot be obtained. Furthermore, E-House is unable to reliably determine what similar competitor services' selling prices are on a stand-alone basis. As a result, E-House has not been able to establish selling price based on TPE.

        BESP.    When it is unable to establish selling price using VSOE or TPE, E-House uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which E-House would transact a sale if the service were sold on a stand-alone basis. E-House determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charged for similar offerings, market conditions, specification of the services rendered and pricing practices. E-House has used BESP to allocate the selling price of project-based consulting service and promotional event services under these multiple element arrangement. The process for determining BESP involves management judgment. E-House's process considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. If the facts and circumstances underlying the factors E-House considers change, or should subsequent facts and circumstances lead E-House to consider additional factors, E-House's BESP could change in future periods. E-House regularly reviews the evidence of selling price for its services and maintains internal controls over the establishment and updates of these estimates. There were no material changes in estimated selling price for its services during the years ended December 31, 2011 and 2012, nor does E-House expect a material changes in BESP in the foreseeable future.

        If E-House had applied the provisions of ASU 2009-13 for the year ended December 31, 2010, there would have been no material effect on revenue during that period. Additionally, the adoption of ASU 2009-13 did not have a material effect on revenue for the years ended December 31, 2011 and 2012 when compared to the revenue that would have been recognized under the guidance in effect prior to adoption of ASU 2009-13. The effect of adopting this guidance in future periods will depend on the nature of E-House's customer arrangements in those periods, including the nature of services included in those arrangements, the magnitude of revenue associated with certain deliverables in those arrangements, and the timing of delivery of the related services in those arrangements, among other considerations.

        The total amounts of revenue earned by us related to agreements that have been accounted for as multiple element arrangements by E-House were $6.4 million, $8.3 million, and $5.6 million in 2011, 2012 and 2013, respectively.

        Deferred revenues are recognized when payments are received in advance of revenue recognition.

Variable Interest Entities

        PRC laws and regulations currently restrict foreign entities without the required operating track record from investing in companies that provide internet content and advertising services in China. Since we have not been involved in internet information services or advertising services outside China to satisfy the track record requirement, to comply with the PRC laws and regulations, we conduct substantially all of our online advertising and e-commerce business through Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, our consolidated VIEs, and their subsidiaries and branches. We have, through three of our subsidiaries in the PRC, entered into contractual arrangements with Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their shareholders such that Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu are considered VIEs for which we are considered their primary beneficiary. We believe we have substantive kick-out rights pursuant to the terms of the exclusive call option agreements, which give us the power to control the shareholders of these consolidated VIEs. More specifically, we believe that the terms of the exclusive call option agreements are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive call option agreements. Under our shareholder voting rights proxy agreements with the consolidated VIEs and their shareholders, each of the shareholders of the consolidated VIEs irrevocably grants any person designated by us the power to exercise all voting rights to which he is entitled to as shareholder of the consolidated VIEs at that time. Therefore, we believe this gives us the power to direct the activities that most significantly impact the consolidated VIEs' economic performance. We believe that our ability to exercise effective control, together with the exclusive technical support agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from the consolidated VIEs in consideration for the services provided by our subsidiaries in China. Accordingly, as the primary beneficiary of the consolidated VIEs and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

        In 2011, 2012 and 2013, entities apart from our consolidated VIEs contributed in aggregate 15.1%, 4.7% and 5.7%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with our consolidated VIEs primarily consist of outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. The following table sets forth our revenues, cost of revenues and net income for the consolidated VIEs and other group entities which are not our consolidated VIEs for the years indicated:

	2013
	VIEs	Other entities	Total
	(in thousands of $)
Total revenues	316,272	19,150	335,422
Cost of revenues	(58,254)	(5,737)	(63,991)
Net income	1,285	41,365	42,650

	2012
	VIEs	Other entities	Total
	(in thousands of $)
Total revenues	163,243	8,053	171,296
Cost of revenues	(53,279)	(839)	(54,118)
Net loss	(1,554)	(42,295)	(43,849)

	2011
	VIEs	Other entities	Total
	(in thousands of $)
Total revenues	116,401	20,690	137,091
Cost of revenues	(37,080)	(503)	(37,583)
Net loss	(6,575)	(431,677)	(438,252)

        As of December 31, 2012 and 2013, entities apart from our consolidated VIEs accounted for an aggregate of 46.9% and 46.6%, respectively, of our total assets. The assets not associated with our consolidated VIEs primarily consist of cash, intangible assets and goodwill. The total assets held by the consolidated VIEs and other group entities which are not our consolidated VIEs were $209.1 million and $184.7 million, respectively, as of December 31, 2012, and $215.2 million and $187.7 million, respectively, as of December 31, 2013.

        Pursuant to contractual arrangements that Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng have with our consolidated VIEs, the earnings and cash of our consolidated VIEs are used to pay service fees in Renminbi to three of our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to our offshore companies. As of December 31, 2013, the net assets of our PRC subsidiaries and our consolidated VIEs which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $30.2 million. As an offshore holding company of our PRC subsidiaries and consolidated VIEs, we may make loans to our PRC subsidiaries and consolidated VIEs. Any loans to our PRC subsidiaries are subject to registrations with relevant governmental authorities in China. We may also finance our subsidiaries by means of capital contributions. See "Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries."

        Furthermore, cash transfers from our PRC subsidiaries to our offshore companies are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our consolidated VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See "Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment." Cash and cash equivalents held by the consolidated VIEs was denominated in RMB and amounted to RMB323 million (US$51.4 million) and RMB389 million (US$63.8 million) as of December 31, 2012 and 2013, respectively.

        We believe that our contractual arrangements with the consolidated VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the our ability to enforce these contractual arrangements and the interests of the shareholders of the consolidated VIEs may diverge from that of our company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the consolidated VIEs not to pay the service fees when required to do so.

Allowance of Accounts Receivable

        We regularly review the creditworthiness of our customers, and require collateral or other security from our customers in certain circumstances, including existing properties or a right to properties under construction, when accounts receivable become significantly overdue or customer deposits become due but are not duly paid by the real estate developers. In the event of nonpayment, we would then resell the properties or the right to properties under construction for cash. The collection of these secured accounts receivable is dependent on the resale price of the underlying properties, which is subject to the then market conditions.

        The carrying value of accounts receivable is reduced by an allowance that reflects our best estimate of the amounts that will not be collected. We make estimations of the collectability of accounts receivable. Many factors are considered in estimating the allowance, including but not limited to reviewing delinquent accounts receivable, performing aging analyses and customer credit analyses, and analyzing historical bad debt records and current economic trends. Additional allowance for specific doubtful accounts might be made if our customers are unable to make payments due to their deteriorating financial conditions.

Evaluation of Goodwill

        We perform an annual goodwill impairment test comprised of two steps. The first step compares the fair value of the company to its carrying amount, including goodwill and indefinite lived intangible assets. If the fair value of the company exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of the company exceeds its fair value, the second step compares the implied fair value of goodwill and indefinite lived intangible assets to the carrying value of the company's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the company. The excess of the fair value of the company over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

        We perform a goodwill impairment test for the company as of December 31 of each year or when there is a triggering event causing us to believe it is more likely than not that the carrying amount of goodwill may be impaired.

        We utilized the income approach valuation method (level 3). When determining the fair value of the company, we are required to make significant judgments that we believe are reasonable and supportable considering all available internal and external evidence at that time.

        However, these estimates and assumptions by their nature require a higher degree of judgment. Fair value determinations are sensitive to changes in the underlying assumptions and factors including (i) those relating to estimating future operating cash flows to be generated from the company, which is dependent upon internal forecasts and projections developed as part of our routine, long-term planning process; (ii) our strategic plans; and (iii) estimates of long-term growth rates taking into account our assessment of the current economic environment and the timing and degree of any economic recovery.

        The assumptions with the most significant impact on the fair value of the company are those relating to (i) future operating cash flows, which are forecasted for a five-year period from management's budget and planning process; (ii) the terminal value, which is included for the period beyond five years from the balance sheet date based on the estimated cash flow in the fifth year and a terminal growth rate of 2%; and (iii) pre-tax discount rates, which are identified and applied by market-based inputs based on an estimation of weighted average cost of capital considering cost of debt, risk-free rate, equity risk premium, beta, size premium, company-specific risk premium and capital structure. The pre-tax discount rates used for the year ended December 31, 2012 and 2013 were 16.5% and 16.7%, respectively.

        Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair values of the company may include: (i) deterioration of local economies or further slowdown of China's real estate market under the government's continued restrictive policies and further credit tightening measures, which could lead to changes in projected cash flows of us; (ii) an economic recovery that significantly differs from our assumptions, which could change the future growth rate and the terminal growth rate; and (iii) higher cost of capital in the markets, which could result in a higher discount rate. If the assumptions used in the impairment analysis are not met or materially change, we may be required to recognize a goodwill impairment loss which may be material to the financial condition of us.

        2013:

        Under the first step of the goodwill impairment testing for the year ended December 31, 2013, the fair value of the company was approximately 135.5% in excess of its carrying value. We were not at risk of failing the first step of impairment testing.

        2012:

        Under the first step of the goodwill impairment testing for the year ended December 31, 2012, the fair value of the company was approximately 19.1% in excess of its carrying value.

        Significant increases in discount rate or decrease in future operating cash flows or terminal value in isolation would result in a significantly lower fair value measurement. We performed the following sensitivity analysis to show the maximum change (in isolation) of discount rate, future operating cash flow and terminal grow rate used in the income approach that would still result in the fair value of the company to be higher than its carrying value:

Discount rate increase:			Terminal growth rate decrease:
		Future free cash flow decreased by:
From	To		From	To
16.5%	18.6%	13.0%	2.0%	—

        2011:

        A substantial portion of the goodwill on our balance sheet relates to the acquisition of China Online Housing in 2009. Toward the end of the third quarter of 2011, China's real estate market showed signs of further slowdown under the government's continued restrictive policies and further credit tightening. The company's revenue growth started to slow down as developers became more pessimistic about increasing sales volume and more cautious with their advertising spending. We believed that this would result in slower than previously expected growth for our online business over the next several years. These circumstances prompted management to evaluate and test the fair value of the company against its carrying amount in accordance with U.S. GAAP. We concluded that the carrying amount of the company was higher than the fair value and consequently recorded a one-time goodwill impairment charge of $417.8 million during the third quarter of 2011.

        Based on the impairment tests performed, there was no goodwill impairment as of December 31, 2012 and 2013. We recorded a goodwill impairment charge of $417.8 million, nil and nil for the year 2011, 2012 and 2013, respectively.

Share-based compensation

        In November 2013, we adopted the Leju Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares that may be issued pursuant to all awards under the plan shall initially be 10,434,783 ordinary shares, or 8% of our total outstanding shares on an as-converted and fully diluted basis as of the effective date of the plan, and will be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the plan.

        On December 1, 2013, we granted options to certain of our employees and certain of E-House's employees for the purchase of 7,192,000 ordinary shares at an exercise price of $4.60 per share, pursuant to our share incentive plan. The options expire ten years from the date of grant. The options vest ratably at each grant date anniversary over a period of three years. The grant-date fair value of the options granted was $2.21 per share. On December 16, 2013, we replaced 600,000 options granted to two of our directors with the same number of restricted shares, with all other substantive terms remaining unchanged. On January 21, 2014, we replaced 60,000 options granted to one E-House employee with the same number of restricted shares, with all other substantive terms remaining unchanged. There is no incremental compensation cost from the replacement.

        On March 18, 2014, we granted 866,000 restricted shares to certain of our employees and independent directors. The restricted shares vest ratably at each grant date anniversary over a period of three years.

        As of the date of this prospectus, a total of 6,486,000 options and a total of 1,526,000 restricted shares have been granted and are outstanding under the Leju Plan. We will recognize a total of $25.5 million of compensation cost for those options and restricted shares expected to vest over the requisite service period.

        We apply ASC 718, Compensation—Stock Compensation, or ASC 718, to account for our employee share-based payments.

        In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values. Specifically, the grant date fair value of share options are calculated using an option pricing model. We have elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates.

        Forfeiture rates are estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. To the extent we revise these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. We, with the assistance of an independent third party valuation firm, determined the fair value of the stock options granted to employees. The binominal option-pricing model was applied in determining the estimated fair value of the options granted to employees.

        The following table presents the assumptions used to estimate the fair values of the share options granted:

2013
Risk-free rate of return(1)	2.98%
Contractual life of option(2)	10 years
Estimated volatility rate(3)	56.74%
Dividend yield(4)	0.00%

Note:

(1)
The risk-free rate of return is based on the 10 years US Sovereign Strips curve in effect at the time of grant for a term consistent with the expected term of the awards.

(2)
The contractual life of option is developed giving consideration to vesting period, contractual term and historical exercise pattern of options granted.

(3)
The estimated volatility rate is estimated based on the historical volatility of ordinary shares of several comparable companies in the same industry.

(4)
The dividend yield was estimated based on our expected dividend policy over the expected term of the options. We have not previously paid, and do not have any present plan to pay, any cash dividends on our ordinary shares in the foreseeable future.

        Determining the fair value of our ordinary shares required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had our management used different assumptions and estimates, the resulting fair value of our ordinary shares and the resulting share-based compensation expenses could have been different. We took into consideration of the guidance prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Practice Aid, Valuation of Privately- Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

        As we have been a private company with no quoted market prices for our ordinary shares, we had to make estimates of the fair value of our ordinary shares at the date of the grant of share options to our senior management. The fair value of our ordinary shares as of December 1, 2013 and March 18, 2014 is US$4.55 and US$12.10 per share, respectively. Given the absence of an active market for our ordinary shares prior to this offering, we engaged an independent appraiser, Jones Lang LaSalle Corporate Appraisal and Advisory Limited, or JLL, to assist in performing contemporaneous valuations of our ordinary shares. The appraisal was performed using the contemporaneous method to determine the fair value of our ordinary shares as of the valuation date. Such appraisal provided us with guidelines in determining the fair value of the ordinary shares, but the determination was made by our management. The fair value of our ordinary shares was developed through the application of the income valuation technique known as the discounted cash flow method, or the DCF method. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, our operating history and prospects as of the valuation date, the liquidity of our shares such as the anticipated timing of a sale of our company or an initial public offering, which is based on the plans made by our board and management. In addition to our estimated cash flows, which were based on our business prospects and financial forecasts as of valuation date, the following major assumptions were used in calculating the fair value of our ordinary shares:

Weighted average cost of capital or WACC

        The WACCs were determined by using the capital asset pricing model, or CAPM, a method that market participants commonly use to price securities. Under CAPM, the discount rate was estimated based on a consideration of a number of factors, including risk-free rate, country risk premium, equity risk premium, size risk premium, and company-specific risk premium as of the valuation date. The risks associated with achieving our forecasts were appropriately assessed in our determination of the appropriate discount rates. If different discount rates had been used, the valuations could have been significantly different. WACC of 17.20% and 17.15% was used for date as of December 1, 2013 and March 18, 2014, respectively.

Comparable companies

        In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies in similar industry, have similar business, and are subject to similar risks were selected for reference as our guideline companies.

Discount for lack of marketability

        Discount for lack of marketability, or DLOM, was also applied to reflect the fact that there is no ready public market for our shares as we are a closely held private company. Under the Asian option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. Based on the analysis, DLOM of 6.3% and 3.8% was used for the valuation of our ordinary shares as of December 1, 2013 and March 18, 2014, respectively.

        The option-pricing method was used to allocate equity value of our company to ordinary shares, taking into account the guidance prescribed by the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management.

        However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: (i) no material changes in the existing political, legal and economic conditions in China; (ii) our ability to retain competent management, key personnel and staff to support our ongoing operations; and (iii) no material deviation in market conditions from economic forecasts.

        The fair value of our ordinary shares increased from US$4.55 as of December 1, 2013 to US$12.10 as of March 18, 2014. We believe the increase in the fair value of our ordinary shares was primarily attributable to organic growth of our business, our strong financial performance for the fourth quarter of 2013, our public announcement of and preparation for this offering, the addition of our new chief financial officer who joined our management team in March 2014 and the fact that on March 10, 2014, we entered into a strategic cooperation agreement with Tencent. We believe that this transaction will further extend our presence in the China e-commerce market and create synergies through economies of scale. In view of the above, we adjusted our financial forecast to reflect the expected economic benefits of this transaction. We also lowered the DLOM from 6.3% as of December 1, 2013 to 3.8% as of March 18, 2014 due to our expectations for the timing of our initial public offering and robust capital market conditions in the United States.

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2011	2012	2013
	(in thousands of $, except share and per share data)
Revenues:
E-commerce	—	26,996	170,205
Online advertising	132,076	138,767	145,445
Listing	5,015	5,533	19,772

Total revenues	137,091	171,296	335,422
Cost of revenues	(37,583)	(54,118)	(63,991)
Selling, general and administrative expenses	(121,610)	(163,535)	(226,143)
Goodwill impairment charge	(417,822)	—	—
Other operating income	14	153	600

Income (loss) from operations	(439,911)	(46,203)	45,888
Interest income	676	257	1,082
Other loss, net	(1,026)	(1,979)	(1,185)

Income (Loss) before taxes and equity in affiliates	(440,261)	(47,926)	45,785
Income tax benefit (expense)	2,010	4,077	(3,066)

Income (Loss) before equity in affiliates	(438,250)	(43,849)	42,719
Loss from equity in affiliates	(2)	(1)	(69)

Net income (loss)	(438,252)	(43,849)	42,650
Less: Net income attributable to non-controlling interest	580	910	125

Net income (loss) attributable to Leju shareholders	(438,831)	(44,759)	42,525

Earnings (loss) per share:
Basic	(3.66)	(0.37)	0.35
Diluted	(3.66)	(0.37)	0.35
Weighted average numbers of shares used in computation:
Basic	120,000,000	120,000,000	120,000,000
Diluted	120,000,000	120,000,000	120,000,000

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

        Total revenues.    Total revenues increased 95.8% to $335.4 million in 2013 from $171.3 million in 2012, primarily due to increased revenues from our e-commerce business. E-commerce revenues increased 530.5% to $170.2 million in 2013 from $27.0 million in 2012 primarily due to a substantial increase in discount coupon sales as a result of the expansion of our e-commerce business through partnerships with more property developers. We began to sell discount coupons in the first quarter of 2012 and this business grew substantially in 2013. We sold a total of 231,008 discount coupons in 2013, 136,106 of which were redeemed. Online advertising revenues increased 4.8% to $145.4 million in 2013 from $138.8 million in 2012 primarily due to an increase in the volume of advertising sold. Listing revenues increased 257.4% to $19.8 million in 2013 from $5.5 million in 2012 primarily due to wider customer reach and an improved fee structure.

        Cost of revenues.    Cost of revenues increased 18.2% to $64.0 million in 2013 from $54.1 million in 2012 primarily due to increased fees paid to third parties for internet content and services in connection with our listing business since the fourth quarter of 2012, and increased editorial personnel headcount.

        Selling, general and administrative expenses.    Selling, general and administrative expenses increased 38.3% to $226.1 million in 2013 from $163.5 million in 2012 primarily due to a 114.6% increase in marketing expenses to $96.3 million in 2013 from $44.9 million in 2012 resulting primarily from marketing events relating to our e-commerce business, in addition to increased salary and welfare expenses resulting from increased headcount, increased commission expenses resulting from improved sales, and increased bonus expenses resulting from improved profit. These effects were partially offset by a decrease in share-based compensation expenses following the full vesting of a portion of E-House options in 2012 and 2013 that were allocated to Leju.

        Other operating income.    Other operating income increased 291.2% to $0.6 million in 2013 from $0.2 million in 2012 due to increased cash subsidies received from local governments.

        Income (Loss) from operations.    As a result of the foregoing, our income from operations was $45.9 million in 2013 compared to loss from operations of $46.2 million in 2012.

        Interest income.    Interest income increased 320.8% to $1.1 million in 2013 from $0.3 million in 2012 due to increased funds on deposit and increased interest rates resulting from an increase in the average term of deposits.

        Other loss, net.    Other loss, net, decreased 40.1% to $1.2 million in 2013 from $2.0 million in 2012 due to a 50.3% reduction in amortized discounts related to liability for exclusive rights with Baidu to $0.9 million in 2013 from $1.9 million in 2012 resulting from a decrease in the balance payable to Baidu as a result of installments paid and an extended period for exclusive rights, in addition to a foreign exchange loss of $0.2 million in 2013.

        Income tax benefit (expense).    Income tax expense was $3.1 million in 2013, compared to income tax benefits of $4.1 million in 2012, due to income before taxes and equity in affiliates of $45.8 million in 2013 compared with a loss before taxes and equity in affiliates of $47.9 million in 2012.

        Net Income (Loss).    As a result of the foregoing, we had a net income of $42.7 million in 2013 compared to a net loss of $43.8 million in 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

        Total revenues.    Total revenues increased 25.0% to $171.3 million in 2012 from $137.1 million in 2011, primarily due to revenues of $27.0 million from our e-commerce business through sales of discount coupons, which commenced in early 2012. Online advertising revenues increased 5.1% to $138.8 million in 2012 from $132.1 million in 2011 primarily due to an increase in the volume of advertising sold. Listing revenues increased 10.3% to $5.5 million in 2012 from $5.0 million in 2011 primarily due to increased listings.

        Cost of revenues.    Cost of revenues increased 44.0% to $54.1 million in 2012 from $37.6 million in 2011 primarily due to increased editorial personnel expenses resulting from increased headcount and a full year of amortization of capitalized fees paid in 2012 for Baidu's Brand-Link products which were acquired in August 2011.

        Selling, general and administrative expenses.    Selling, general and administrative expenses increased 34.5% to $163.5 million in 2012 from $121.6 million in 2011 primarily due to a 44.7% increase in marketing expenses to $44.9 million in 2013 from $31.0 million in 2011 primarily resulting from increased marketing expenses for events relating to the e-commerce business, which commenced operations in 2012; a 41.0% increase in salary expenses resulting from increased headcount; and a $6.2 million increase in bad debt expenses.

        Goodwill Impairment Charge.    We did not record a goodwill impairment charge in 2012. In the third quarter of 2011, we concluded that the carrying amount of goodwill was higher than its fair value and consequently recorded a one-time goodwill impairment charge of $417.8 million, primarily as a result of a slowdown in China's real estate market, which was believed likely to result in slower than previously expected growth in China Online Housing's business over the following several years. A substantial portion of the goodwill on our balance sheet relates to E-House's acquisition of SINA's equity interest in China Online Housing in 2009, pursuant to which China Online Housing became a consolidated subsidiary of E-House. China Online Housing became our wholly owned subsidiary as a result of a corporate reorganization by E-House in November 2013.

        Other operating income.    Other operating income increased to $0.2 million in 2012 from $13,937 in 2011 due to increased cash subsidies received from local governments.

        Income (Loss) from operations    As a result of the foregoing, our loss from operation was $46.2 million in 2012 compared to loss from operation of $439.9 million in 2011.

        Interest income.    Interest income decreased 61.9% to $0.3 million in 2012 from $0.7 million in 2011 due to reduced funds on deposit and reduced interest rates resulting from a decrease in the average amount of term deposits.

        Other losses, net.    Other losses, net, increased 93.0% to $2.0 million in 2012 from $1.0 million in 2011 primarily due to a 111.2% increase in amortization of discounts related to the liability for our exclusive rights with Baidu acquired in August 2011 to $1.9 million in 2012 from $0.9 million in 2011 resulting from a full period of amortization.

        Income tax benefit.    Income tax benefit increased 102.8% to $4.1 million in 2012 from $2.0 million in 2011 notwithstanding a 89.1% decrease in loss before taxes and equity in affiliates to $47.9 million in 2011 from $440.3 million in 2011, primarily because a large portion of our net loss in 2011 resulted from our one-time goodwill impairment charge which was not deductible for tax purposes.

        Net Income (Loss).    As a result of the foregoing, our net loss was $43.8 million in 2012 compared to a net loss of $438.3 million in 2011.

Our Selected Quarterly Results of Operations

        The following table sets forth our unaudited condensed consolidated selected quarterly results of operations for each of the eight quarters in the period from January 1, 2012 to December 31, 2013. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

	Three months ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(in thousands of $, except share and per share data)
Revenues:
E-commerce	800	3,324	10,992	11,880	14,690	26,365	51,664	77,486
Online advertising	20,684	36,151	39,679	42,253	21,734	40,486	40,003	43,222
Listing	654	1,007	1,441	2,431	3,400	5,001	5,727	5,644
Total revenues	22,138	40,482	52,112	56,564	39,824	71,852	97,394	126,352
Cost of revenues	(11,948)	(13,054)	(14,073)	(15,043)	(15,344)	(18,398)	(16,147)	(14,102)
Selling, general and administrative expenses	(32,904)	(42,601)	(39,539)	(48,491)	(34,089)	(47,636)	(59,574)	(84,844)
Other operating income	—	103	(4)	54	—	141	273	186
Income (loss) from operations	(22,714)	(15,070)	(1,504)	(6,916)	(9,609)	5,959	21,946	27,592
Interest income	68	60	63	66	196	238	365	283
Other loss, net	(556)	(500)	(434)	(489)	(380)	(421)	(235)	(149)
Income (loss) before taxes and equity in affiliates	(23,202)	(15,510)	(1,875)	(7,339)	(9,793)	5,776	22,076	27,726
Income tax benefit (expense)	1,968	1,316	159	634	(13)	8	30	(3,091)
Income (loss) before equity in affiliates	(21,234)	(14,194)	(1,716)	(6,705)	(9,806)	5,784	22,106	24,635
Loss from equity in affiliates	—	—	—	(1)	—	—	(13)	(56)
Net income (loss)	(21,234)	(14,194)	(1,716)	(6,706)	(9,806)	5,784	22,093	24,579
Less: Net income attributable to non-controlling interest	(190)	615	1,059	(574)	7	89	173	(144)
Net income (loss) attributable to Leju shareholders	(21,044)	(14,809)	(2,775)	(6,132)	(9,813)	5,695	21,920	24,723
Earnings (loss) per share:
Basic	(0.18)	(0.12)	(0.02)	(0.05)	(0.08)	0.05	0.18	0.21
Diluted	(0.18)	(0.12)	(0.02)	(0.05)	(0.08)	0.05	0.18	0.21
Weighted average numbers of shares used in computation:
Basic	120,000,000	120,000,000	120,000,000	120,000,000	120,000,000	120,000,000	120,000,000	120,000,000
Diluted	120,000,000	120,000,000	120,000,000	120,000,000	120,000,000	120,000,000	120,000,000	120,000,000

Non-GAAP Financial Measures

        The following table sets forth, for the periods specified, our adjusted income (loss) from operations, our adjusted net income (loss) and our adjusted net income (loss) attributable to Leju shareholders. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. These non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including share-based compensation expense, amortization of intangible assets resulting from business combinations and goodwill impairment charge. We also believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry. These non-GAAP measures of our performance are not required by, or presented in accordance with, U.S. GAAP. Such measures are not a measurement of financial performance or liquidity under U.S. GAAP and should not be considered as an alternative to income from operations, net income or any other performance measures derived in accordance with U.S. GAAP or an alternative to cash flows from operating activities as a measure of liquidity. Our presentation of such measures may not be comparable to similarly titled measures presented by other companies. You should not compare such measures as presented by us with the presentation of such measures by other companies because not all companies use the same definition.

        We define adjusted income (loss) from operations as income (loss) from operations before share-based compensation expense, amortization of intangible assets resulting from business combinations and goodwill impairment charge.

        We define adjusted net income (loss) as net income (loss) before share-based compensation expense (net of tax), amortization of intangible assets resulting from business combinations (net of tax) and goodwill impairment charge (net of tax).

        We define adjusted net income (loss) attributable to Leju shareholders as net income (loss) before share-based compensation expense (net of tax and non-controlling interests), amortization of intangible assets resulting from business combinations (net of tax and non-controlling interests) and goodwill impairment charge (net of tax and non-controlling interests).

        The use of the above non-GAAP financial measures has material limitations as an analytical tool, as they do not include all items that impact our income (loss) from operations, net income (loss), and net income (loss) attributable to Leju shareholders for the period. We compensate for these limitations by providing the relevant disclosure of our share-based compensation expense, amortization of intangible assets results from business acquisitions, and goodwill impairment charge both in our reconciliations to the financial measures under U.S. GAAP, and in our consolidated financial statements, all of which should be considered when evaluating our performance.

        The following table reconciles our adjusted income (loss) from operations, adjusted net income (loss) and adjusted net income (loss) attributable to Leju shareholders in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP:

	Three months ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(in thousands of $)
Income (loss) from operations	(22,714)	(15,070)	(1,504)	(6,915)	(9,608)	5,959	21,945	27,592
Share-based compensation expense	3,986	4,603	3,827	2,718	1,459	1,751	2,027	1,074
Amortization of intangible assets resulting from business acquisitions	5,518	5,518	5,518	5,525	5,503	5,503	5,502	5,509
Adjusted income (loss) from operations	(13,210)	(4,949)	7,841	1,328	(2,646)	13,213	29,474	34,175
Net income (loss)	(21,233)	(14,195)	(1,716)	(6,705)	(9,806)	5,784	22,093	24,579
Share-based compensation expense (net of tax)	3,986	4,603	3,827	2,718	1,459	1,751	2,027	1,074
Amortization of intangible assets resulting from business acquisitions (net of tax)	4,769	4,770	4,769	4,774	4,127	4,127	4,127	2,101
Adjusted net income (loss)	(12,478)	(4,822)	6,880	787	(4,220)	11,662	28,247	27,754
Net income (loss) attributable to Leju shareholders	(21,043)	(14,810)	(2,775)	(6,131)	(9,813)	5,696	21,919	24,723
Share-based compensation expense (net of tax and non-controlling interests)	3,986	4,603	3,827	2,718	1,459	1,751	2,027	1,074
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	4,679	4,680	4,678	4,682	4,056	4,056	4,056	2,029
Adjusted net income (loss) attributable to Leju shareholders	(12,378)	(5,527)	5,730	1,269	(4,298)	11,503	28,002	27,826

        The increase in our revenues from quarter to quarter in 2013 was primarily attributable to the growth in our e-commerce business, which in turn was due to increased sales of discount coupons. See "Business—Our Services—E-Commerce—O2O Services for New Residential Properties—Discount Coupons."

        The real estate sector in China is characterized by seasonal fluctuations, which may cause our revenues to fluctuate significantly from quarter to quarter. The first quarter of each year generally contributes the smallest portion of our annual revenues due to reduced real estate transactions, advertising and marketing activities of our customers in the PRC real estate industry during and around the Chinese Lunar New Year holiday, which generally occurs in January or February of each year and due to the cold winter weather in northern China. In contrast, the third and fourth quarters of each year generally contribute a larger portion of our annual revenues due to increased real estate transaction, advertising and marketing activity during the months of September and October. See "Risk Factors—Risks Related to Our Business—Our results of operations may fluctuate or otherwise be materially and adversely affected due to seasonal variations."

Our Liquidity and Capital Resources

        Our principal sources of liquidity have been capital contributions from E-House and cash generated from operating activities. Our cash and cash equivalents consist of cash on hand and deposits placed with banks, which are unrestricted as to withdrawal or use and have original maturities of three months or less. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flow and existing cash balances.

        In the future, we may rely significantly on dividends and other distributions paid by our PRC subsidiaries for our cash and financing requirements. There may be potential restrictions on the dividends and other distributions by our PRC subsidiaries. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that each of Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng currently has in place with the relevant consolidated VIE in a way that could materially and adversely affect the ability of Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng to pay dividends and make other distributions to us. In addition, under PRC laws and regulations, our PRC subsidiaries including Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng, each as a wholly foreign-owned enterprise in China, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, our PRC subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. See "Risk Factors—Risk related to doing business in China—Our PRC subsidiaries and consolidated VIEs are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements." Furthermore, our investments made as registered capital and additional paid in capital of our PRC subsidiaries, consolidated VIEs and consolidated VIEs' subsidiaries are also subject to restrictions on their distribution and transfer according to PRC laws and regulations.

        As a result, our PRC subsidiaries, consolidated VIEs and consolidated VIEs' subsidiaries in China are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2013, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was $30.2 million.

        As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See "Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries." As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. Notwithstanding the forgoing, our PRC subsidiaries may use their own retained earnings (rather than RMB converted from foreign currency denominated capital) to provide financial support to our consolidated VIEs either through entrustment loans from our PRC subsidiaries to our consolidated VIEs, or direct loans to such VIEs' nominee shareholders, which would be contributed to the VIEs as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated VIEs' share capital.

        The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(in thousands of $)
Net cash provided by operating activities	11,175	3,325	83,423
Net cash used in investing activities	(26,618)	(18,159)	(16,657)
Net cash provided by (used in) financing activities	26,809	21,504	(41,360)
Net increase in cash and cash equivalents	12,709	6,836	27,639
Cash and cash equivalents at the beginning of the year	51,545	64,254	71,090
Cash and cash equivalents at the end of the year	64,254	71,090	98,730

Operating Activities

        Net cash provided by operating activities in 2013 was $83.4 million, primarily comprising net income of $42.7 million adjusted for non-cash transactions including depreciation and amortization of $38.3 million, a $28.4 million increase in income tax payable and other tax payable, and a $10.4 million increase in accrued payroll and welfare expense, partially offset by a $21.6 million decrease in amounts due to related parties and a $18.3 million change in deferred tax.

        Net cash provided by operating activities in 2012 was $3.3 million, comprising our net loss of $43.8 million adjusted for non-cash transactions including a depreciation and amortization of $39.8 million, allowance for doubtful accounts of $7.4 million, a $21.7 million increase in amounts due to related parties (primarily resulting from corporate expenses allocated to us from E-House of $21.6 million), a $9.5 million increase in income tax payable and other tax payable, and partially offset by a $32.4 million increase in accounts receivable resulting from increased sales.

        Net cash provided by operating activities in 2011 was $11.2 million, comprising our net loss of $438.3 million adjusted for non-cash transactions including a goodwill impairment charge of $417.8 million relating China Online Housing, depreciation and amortization of $29.2 million, a $17.4 million increase in amounts due to related parties (primarily resulting from corporate expenses allocated to us by E-House of $20.2 million, partially offset by revenues collected by E-House on our behalf $4.9 million), a $8.6 million increase in income tax payable and other tax payable and a $9.0 million increase in accrued payroll and welfare expenses primarily resulting from increased headcount, partially offset by a $29.0 million increase in accounts receivable resulting from increased sales.

Investing Activities

        Our investing activities primarily relate to our purchases and disposals of property and equipment and to our acquisition of subsidiaries.

        Net cash used in investing activities in 2013 was $16.7 million, primarily comprising $17.0 million for deposit for and purchase of property and equipment and intangible assets including $15.3 million for our exclusive rights with Baidu, partially offset by $0.5 million of proceeds from disposal of property and equipment.

        Net cash used in investing activities in 2012 was $18.2 million, primarily comprising $18.2 million for deposit for and purchase of property and equipment and intangible assets including $14.2 million for our exclusive rights with Baidu.

        Net cash used in investing activities in 2011 was $26.6 million, primarily comprising $14.1 million for deposit for and purchase of property and equipment and intangible assets including $9.4 million for our exclusive rights with Baidu and $12.6 million for purchase of subsidiaries, net of cash acquired, relating to our acquisition of Beijing Jiahua Xinlian Media Advertisement Co., Ltd. and Beijing Shangtuo Shunze Media Advertisement Co., Ltd.

Financing Activities

        Our financing activities prior to this offering have primarily consisted of loan and capital contributions from E-House.

        Net cash used in financing activities in 2013 was $41.4 million, resulting from our repayment of loans from E-House.

        Net cash provided by financing activities in 2012 was $21.5 million primarily comprising loans from related parties of $19.8 million from E-House, and cash contribution from E-House of $1.5 million.

        Net cash provided by financing activities in 2011 was $26.8 million primarily comprising loans from related parties of $16.2 million from E-House, and cash contribution from E-House of $10.6 million.

Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2013, which are limited to our operating lease obligations and primarily relate to lease agreements with lessors of our office properties in the PRC:

		Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of $)
Operating Lease Obligations(1)	12,970	7,322	4,953	695	—
Liability for exclusive rights(2)	9,021	9,021	—	—	—

Total	21,991	16,343	4,953	695	—

Notes:

(1)
Our operating lease obligations relate to our obligations under lease agreements with lessors of our corporate offices and business store fronts.
(2)
Our liability for exclusive rights relates to our contractual obligation to pay Baidu for the exclusive right to sell Baidu's real estate related Brand-Link product and to build and operate the Baidu real estate and home furnishing channels.

Off-Balance Sheet Commitments and Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

        Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, China's consumer price index increased 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

        Substantially all of our revenues and most of our expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to the U.S. dollar proceeds of this offering, most or substantially all of which we expect to convert into Renminbi over time for the uses discussed elsewhere under "Use of Proceeds." We believe the impact of foreign currency risk is not material and we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because substantially all of our revenues and expenses are denominated in Renminbi and the functional currency of our principal operating subsidiaries and consolidated VIEs is the Renminbi, while we use the U.S. dollar as our functional and reporting currency and the ADSs will be traded in U.S. dollars.

        The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, acquisitions or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2013, we had Renminbi-denominated cash balances of $91.6 million and U.S. dollar-denominated cash balances of $7.1 million. Assuming we had converted the Renminbi-denominated cash balance of RMB558.5 million into U.S. dollars at the exchange rate of $1.00 for RMB6.0969 as of December 31, 2013, this cash balance would have been $91.6 million. Assuming a 1.0% depreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to $90.7 million as of December 31, 2013.

Seasonality

        The real estate sector in China is characterized by seasonal fluctuations, which may cause our revenues to fluctuate significantly from quarter to quarter. The first quarter of each year generally contributes the smallest portion of our annual revenues due to reduced real estate transactions, advertising and marketing activities of our customers in the PRC real estate industry during and around the Chinese Lunar New Year holiday, which generally occurs in January or February of each year and due to the cold winter weather in northern China. In contrast, the third and fourth quarters of each year generally contribute a larger portion of our annual revenues due to increased real estate transaction, advertising and marketing activity during the months of September and October. See "Risk Factors—Risks Related to Our Business—Our results of operations may fluctuate or otherwise be materially and adversely affected due to seasonal variations."

Recent Accounting Pronouncements

        In March 2013, the FASB issued ASU 2013-05 related to parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This ASU is effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. It should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity's fiscal year of adoption. The adoption of the amendments will not have a material impact on our consolidated financial statements.

        In July 2013, the FASB issued ASU 2013-11 which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The ASU requires that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of the amendments will not have a material impact on our consolidated financial statements.

INDUSTRY

The PRC economy

        Over the last decade, China has experienced significant economic growth. China's accession to the World Trade Organization, or the WTO, in 2001 has further accelerated the reform of the PRC economy. Increased consumer spending as well as increased government spending on infrastructure and private sector investments in land developments are important drivers for China's continuous economic growth. Real estate investment increased from RMB3.1 trillion in 2008 to RMB7.2 trillion in 2012, representing a CAGR, of approximately 18.4%. China has one of the fastest growing economies in the world, with CAGR of nominal gross domestic product, or GDP of 13.4% from 2008 to 2012, reaching approximately RMB51.9 trillion for 2012.

	Year ended December 31,
	2008	2009	2010	2011	2012	CAGR 2008-2012
China GDP (in billions of RMB)	31,405	34,090	40,151	47,310	51,894	13.4%
China GDP per capita (RMB)	23,708	25,608	30,015	35,198	38,420	12.8%

Source: National Bureau of Statistics of China.

Rapid urbanization and increasing urban household income

        Over the past decade, China's population has been undergoing large scale urbanization, which has resulted in robust demand for new residential properties and is a key driver for the growth of the overall real estate industry. According to the National Bureau of Statistics of China, China's total urban population increased from 542.8 million in 2004 to 711.8 million in 2012, and China's urban population as a percentage of the total population increased from 41.8% in 2004 to 52.6% in 2012. Together with the effect of rapid economic development in China, the average purchasing power of urban households has been increasing. Per capita annual disposable income of urban households in China increased from RMB9,422 in 2004 to RMB24,565 in 2012, representing a CAGR of 12.7%. The following table sets forth the urban population, total population, urbanization rate and per capita disposable income of urban households in China for the periods indicated:

	Year ended December 31,
	2004	2005	2006	2007	2008	2009	2010	2011	2012
Urban population (in millions)	542.8	562.1	582.9	606.3	624.0	645.1	669.8	690.8	711.8
Total population (in millions)	1,299.9	1,307.6	1,314.5	1,321.3	1,328.0	1,334.5	1,340.9	1,347.4	1,354.0
Urbanization rate (%)	41.8	43.0	44.3	45.9	47.0	48.3	50.0	51.3	52.6
Per capita disposable income of urban households (RMB)	9,422	10,493	11,760	13,786	15,781	17,175	19,109	21,810	24,565

Source: National Bureau of Statistics of China.

Real estate industry in China

Primary real estate industry in China

        The primary real estate industry in China has experienced rapid growth in recent years. According to the National Bureau of Statistics of China, the total gross floor area, or GFA, of residential properties sold in China grew from 593 million sq.m. in 2008 to 985 million sq.m. in 2012, representing a CAGR of 13.5%. The PRC government launched a RMB4 trillion economic stimulus plan in late 2008 in view of the negative impact of the global economic crisis on the PRC economy. China's primary real estate industry rebounded in early 2009. However prices and volumes of the primary real estate market have experienced volatility and slow growth since then, largely due to the implementation of the government's restrictive policies. The following table sets forth the total GFA of all properties and residential properties sold, number of primary residential units sold and the average selling price of residential properties sold in China for the periods indicated:

	Year ended December 31,
	2008	2009	2010	2011	2012	CAGR 2008-2012
Total GFA of all properties sold (million sq.m.)	660	948	1,048	1,094	1,113	14.0%
Total GFA of residential properties sold (million sq.m.)	593	862	934	965	985	13.5%
Number of primary residential units sold (in thousands)	5,566	8,040	8,818	9,140	9,446	14.1%
Average price of residential properties (RMB/sq.m.)	3,576	4,459	4,725	4,993	5,430	11.0%

Source: National Bureau of Statistics of China.

Home furnishing and improvement market in China

        Newly completed housing properties in China are typically empty shells that are not completed with interior decoration and fittings. As such, there is large demand for home furnishing and improvement products and services.

        According to the China Statistical Yearbook, urban households in China spent on average RMB692 per annum in 2008 and RMB1,116 per annum in 2012 on household facilities and services, representing a CAGR of 12.7%. According to Euromonitor International, total market revenues from the home improvement industry in China grew from RMB189.9 billion in 2008 to RMB310.6 billion in 2012, representing a CAGR of 13.1%.

Key real estate policies in China

        For details of key regulatory developments related to the real estate sector in China, please refer to the section "Risk Factors—Risks Related to Our Business—Our business is susceptible to fluctuations in China's real estate industry, which may materially and adversely affect our results of operations" and "Risk Factors—Risks Related to Our Business—Our business may be materially and adversely affected by government measures aimed at China's real estate industry."

Internet industry in China

Internet users and internet penetration in China

        The number of internet users in China has grown rapidly in recent years as the internet becomes a more commonly used medium for information, communication and commerce in China. According to Euromonitor International, the number of internet users in China grew from approximately 299 million in 2008 to approximately 570 million in 2012, representing a CAGR of 17.4%, and the internet penetration rate increased from 22.6% in 2008 to 42.3% in 2012. Although China has the largest number of internet users in the world, China's internet penetration is still relatively low compared to developed countries such as the United States and Japan, which had penetration rates of 81.0% and 79.1%, respectively, in 2012. The continuing development of internet services and mobile devices, reduction in internet access costs and lower computer prices are expected to further drive the increase in the number of internet users in China. The following table sets forth the number of internet users in China and internet penetration rates in China, the United States and Japan for the periods indicated:

	Year ended December 31,
	2008	2009	2010	2011	2012
Number of Internet users in China (in millions)	299	384	458	514	570
Internet penetration rates in China (% of population)	22.6	28.9	34.3	38.3	42.3
Internet penetration rates in the United States (% of population)	74.0	71.0	74.0	77.9	81.0
Internet penetration rates in Japan (% of population)	75.4	78.0	78.2	79.1	79.1

Source: Euromonitor International

Online advertising in China

        Online advertising can offer viewers greater and quicker access to information as compared with offline advertising. As such, advertisers in China increasingly rely on online advertising to gain exposure to consumers. According to iResearch, China's online advertising market increased from RMB17 billion in 2008 to RMB75 billion in 2012, representing a CAGR of 45.1%. Methods of online advertising may include website graphic advertisements such as banners, online marketplace listings and searched based advertising.

        The following table sets forth the industry growth rate of online advertising revenues in China from 2008 to 2012 for the period indicated:

	Year ended December 31,
	2008	2009	2010	2011	2012	CAGR 2008-2012
Online advertising revenues in China (in billions of RMB)	17.0	21.1	32.6	51.3	75.3	45.1%

Source: iResearch Inc.

Online real estate advertising in China

        Historically, there were limited sources of comprehensive information on China's real estate market conveniently accessible to buyers, developers or other principal industry participants; real estate advertising in China was done through offline media such as television, newspapers and magazines. Also, consumers in China have historically lacked access to comprehensive information essential to making housing decisions, relying instead on disparate sources of information such as real estate brokers, local newspapers, and word of mouth.

        However, technology is changing the way that consumers search for homes and the way in which real estate developers market their new projects. Real estate information websites attract developers and sellers to list their properties online to gain maximum exposure to buyers, while buyers and agents are attracted to search for properties on these websites due to the vast amounts of information and services available, complemented by the ability to tailor search preferences.

        According to iResearch, online advertising spending in China related to the real estate industry grew from approximately RMB0.8 billion in 2009 to RMB3.0 billion in 2012, representing a CAGR of

53.6%. The following table sets forth the online real estate advertising spending in China for the periods indicated:

	Year ended December 31,
	2009	2010	2011	2012	CAGR 2009-2012
Real estate online advertising spending in China (in billions of RMB)	0.8	1.8	2.8	3.0	53.6%

Source: iResearch Inc.

        According to iResearch, approximately 86.3% of total online real estate advertising spending in China in 2012 was attributable to real estate websites, 10.6% was attributable to portal advertising and 3.1% was attributable to other forms of online advertising.

E-commerce market in China

        As internet access and functionality improve, more and more consumers in China are purchasing products and services online. According to iResearch, online retail gross merchandise value, or GMV, reached RMB1.3 trillion in 2012 having grown from RMB0.5 trillion in 2010, representing a CAGR of 68.2%. The growing population of paying users and greater spending per paying user in China is expected to drive growth in the e-commerce sector in China from RMB1.9 trillion in 2013 to RMB3.6 trillion in 2016, representing a projected CAGR of 24.8%, according to iResearch. The following table summarizes the total online retail GMV in China between 2008 to 2016E:

	Year ended December 31,
	2010	2011	2012	2013E	2014E	2015E	2016E
Total online retail GMV in China (in billions of RMB)	461	785	1,303	1,850	2,450	3,020	3,600
Total online retail GMV in China as percentage of total consumer spending in China (%)	2.9	4.3	6.2	7.7	9.0	10.0	10.8

Source: iResearch Inc.

        In today's market, an effective combination of online information and marketing with strong offline services and transaction support is crucial to a successful e-commerce platform. Offline services and transaction support, including services such as logistics, are critical components of the e-commerce value chain, crucial in enabling transaction completion as well as enhancing consumers' purchasing experience.

Real estate O2O products and services in China

        O2O real estate services integrate online information and promotion with offline promotion and transaction services, which is attractive to both prospective buyers and real estate industry players. On the online side, O2O real estate services offers a vast amount of internet user information and marketing tools to real estate industry players while potential buyers are provided accurate property purchasing information and services, benefits such as discounts and a reliable transaction platform. On the offline side, O2O real estate services include, but are not limited to, issuances of discount coupons, co-ordination of property visits (or showrooms), property inspections and ratings issued by reliable third parties and on-site transaction support. Some offline services such as signing contracts, payment, loan arrangement and property transfers, among others, are still largely provided by developers, agents and other intermediaries.

        According to iResearch, O2O e-commerce real estate business models present in China today mainly include real estate information, advertising, brokerage and agency services providers such as Leju, SouFun, SOHU Focus and marketplace platforms such as Taobao marketplace.

        At present, the principal method of generating revenues from O2O real estate services in China is the sales of discount coupons to potential property buyers. A discount coupon entitles a purchaser to purchase a property from the property developer at a particular development at a discount from the advertised price. Discount coupons can help developers gain exposure to home buyers and accurately measure the marginal improvement in the sales of development properties based on the number of coupons redeemed for each development project. The key industry players in China that issue such discount coupons are Leju and SouFun.

Mobile usage and mobile e-commerce in China

        As smartphones and mobile devices become more affordable and technologically more advanced, coupled with greater internet access from upgrades in network connection services, the number of mobile internet users in China has been constantly increasing in recent years. According to iResearch, the number of mobile internet users in China is expected to grow to 745.2 million as of December 31, 2017 from 500.1 million as of December 31, 2013, representing a CAGR of 10.5%. According to eMarketer, as of December 31, 2013, China had approximately 446.8 million smartphone users, representing 43.0% of total mobile phone users globally. It is estimated that the smartphone penetration rate will increase to 50.0% in 2017, according to eMarketer.

	As of December 31,
	2010	2011	2012	2013	2014E	2015E	2016E	2017E
Mobile Internet population in China (million)	302.7	355.6	420.0	500.1	578.2	637.1	689.3	745.2
Mobile Internet penetration in China (as % of total Internet users)	66.2	69.3	74.5	81.0	86.4	87.1	87.2	87.6

Source: iResearch Inc.

	As of December 31,
	2010	2011	2012	2013	2014E	2015E	2016E	2017E
Smartphone population in China (million)	87.2	208.5	392.2	446.8	488.0	531.1	572.7	603.7
Smartphone penetration in China (as % of total mobile phone users)	13.0	24.0	40.0	43.0	45.0	47.0	49.0	50.0

Source: eMarketer.

        China's recent growth in mobile e-commerce is largely due to the increase in mobile users. According to iResearch, mobile e-commerce gross merchandise value, or GMV, in China grew to $10.2 billion in 2012, and is expected to reach $115.2 billion in 2016, representing a CAGR of 83.3% from 2012. While, according to IDC, mobile app and software download revenues in China has reached $615.0 million in 2012 from $94.0 million in 2010, and is expected to grow to approximately $4.7 billion in 2017. Such increasing engagement of mobile internet users in China could potentially lead to further mobile e-commerce opportunities and also create further channels for merchants to reach end customers.

	Year ended December 31,
	2010	2011	2012	2013E	2014E	2015E	2016E
Mobile e-commerce GMV in China (in billions of $)	0.3	1.9	10.2	27.0	51.5	79.7	115.2

Source: iResearch Inc.

	Year ended December 31,
	2010	2011	2012	2013E	2014E	2015E	2016E	2017E
Spending on mobile app and software download in China (in millions of $)	94.0	265.3	615.0	1,115.3	1,613.7	2,205.3	3,224.6	4,715.1

Source: IDC.

BUSINESS

Overview

        We are a leading O2O, real estate services provider in China. We offer real estate e-commerce, online advertising and online listing services through our online platform, which comprises local websites covering over 250 cities and various mobile applications. We integrate our online platform with complementary offline services to facilitate residential property transactions. In addition to our own websites, we also operate various real estate and home furnishing websites of SINA and Baidu.

        E-Commerce.    We offer e-commerce services primarily in connection with new residential property sales. Our O2O services for new residential properties include selling discount coupons and facilitating online property viewing, physical property visits and pre-sale customer support. We earn revenue primarily from the sale of discount coupons used for property purchases.

        Online Advertising.    We sell advertising primarily on the SINA and Baidu new residential properties and home furnishing websites, each of which is operated by us. In addition, we are the exclusive advertising agent for the SINA home page and non-real estate websites with respect to advertising sold to real estate and home furnishing advertisers. We also have the exclusive right to sell Baidu's Brand-Link product for real estate related advertising.

        Listing.    We offer fee-based online property listing services to real estate agents and free services to individual property sellers. We operate the SINA and Baidu real estate websites for listings of existing residential properties for sale or lease.

        We have experienced substantial growth in recent years. Our total revenues have increased from $137.1 million in 2011 to $171.3 million in 2012 and to $335.4 million in 2013. We incurred net losses of $438.3 million in 2011 and $43.8 million in 2012 and generated net income of $42.7 million in 2013. We had adjusted net income of $11.6 million in 2011, adjusted net loss of $9.6 million in 2012 and adjusted net income of $63.4 million in 2013. Substantially all of our operations are in China. For information regarding adjusted net income (loss), see "Selected Consolidated Financial Data—Non-GAAP Financial Measures."

Our Strengths

        We believe the following competitive strengths have contributed to our growth:

Pioneer in China's O2O real estate services industry

        We believe we are a pioneer in the O2O real estate services industry in China. In April 2011, we introduced the concept of e-commerce and O2O services to the PRC real estate industry by conducting online auctions as a promotional tool for property developers. In June 2013, we opened our e-commerce platform to all developer partners, including those who did not have an exclusive marketing arrangement with us, thereby widening our reach among real estate developers. In November 2013, we and CITIC introduced Leju Loan, an innovative product that integrates real estate e-commerce with financial services. In March 2014, we launched our mobile e-commerce platform. The fact that we have successfully established a profitable O2O service platform that combines offline transaction services with online information and marketing services in China's real estate sector makes us, we believe, a leading innovator in China's e-commerce industry. We believe that our deep experience and insights in both China's online and offline real estate services industry and the entrepreneurial culture of our management team are the key to our continuous innovation, which will help us solidify our established position.

Comprehensive online real estate platform attracting customers from major internet entry points in China

        Our online real estate platform contains comprehensive and detailed real estate related data and information and effectively attracts and connects customers from China's leading internet media, search engine and other online and mobile communities. In addition to our own websites and mobile applications, we operate the real estate and home furnishing websites of SINA, China's leading internet media company, and Baidu, the leading Chinese language search engine. In addition, we are keen to adapt to changing technology trends, such as the rising popularity of online social media platforms and mobile applications. We have established strategic cooperation relationships with SINA's Weibo and Tencent's Weixin, two of China's leading social media platforms, and through our proprietary mobile apps for both AppStore and Android operating systems. We believe that our ability to connect our platform with major internet entry points in China distinguishes us from our competitors and helps us enhance our brand and widen our customer base.

Scalable business model with high operating efficiency

        We benefit from an attractive business model with high scalability and high operating efficiency. We have established our platform over the past five years through investments in technology, product, content, infrastructure, as well as recruitment of our core team. The existing capacity and functionality of our platform enables us to achieve attractive economies of scale as we grow our user base and continue new product and service development at relatively low incremental costs.

Nationwide geographic coverage with strong local presence, coupled with our extensive membership base

        We have established nationwide geographic coverage with strong local internet presence in over 250 cities in China. We believe that our in-depth understanding of local markets allows us to accurately predict market trends and levels of demand in these markets and helps us better plan and design our service offerings. Over the years, we have accumulated extensive and valuable knowledge of China's real estate market in general and the regional markets where we have direct operations. To leverage the scalability of our O2O real estate service platform, we also rely on outsourcing to local partners to cover regional markets where we have not established direct operations. In addition, our Leju Membership Club, with a broad membership base of over 60 million members located in over 250 cities as of December 31, 2013, further enhances our reach to prospective property purchasers in different markets across China.

Experienced and motivated management team

        We believe that our successful track record is attributable to our strong management team with deep industry expertise, proven execution capabilities and strong motivation and incentives. Our Chairman, Mr. Xin Zhou, is a well-recognized industry participant in the sector with over 20 years of experience in the real estate services industry. He received numerous awards in recognition of his achievements in the real estate services industry in China. Our chief executive officer, Mr. Yinyu He, has over 15 years of experience in the media and internet industries and has been in charge of our growth and strategic planning since he joined us in 2008. Members of our core team have joined us in the past five years from a variety of backgrounds and, we believe, are attracted by our innovative platform and motivated by our incentive scheme, which ties our key employees' compensation directly with the financial performance they achieve and shares with them the fruit of their efforts. We believe that our management team's collective experience and strong execution capabilities are critical to our innovation capabilities and will enable us to capture and realize significant growth opportunities in the future.

Our Strategies

        We seek to maintain and strengthen our position as a leading O2O real estate services provider in China by pursuing the following strategies:

Continue to innovate through new service offerings

        We are committed to continuous innovation, aiming to provide comprehensive services to and achieve the best experience for our users. With real estate industry participants' increasing acceptance of O2O services, we intend to identify and take advantage of new opportunities to create and develop innovative service offerings for participants in China's real estate industry.

Expand strategic partnerships with leading internet companies

        We plan to strengthen our existing strategic partnerships with leading internet companies, such as SINA, Baidu and Tencent, by refining and expanding our O2O services and creating new website channels of online real estate services. Using this model, we also aim to collaborate with additional strategic partners to further attract real estate related online traffic. For example, we recently entered into an agreement with Zillow, Inc., or Zillow, a leading real estate and home-related information marketplace in the United States, to connect Zillow's platform with prospective buyers in China who are interested in U.S. properties through a co-branded website that is currently under development as well as our addition of a "U.S. property" search box on our main website, leju.com.

Further enhance our mobile applications

        Following the launch of our mobile e-commerce platform in March 2014, we plan to further develop new, proprietary mobile applications tailored to the needs of home purchasers, developer partners and real estate agents. We will develop our mobile applications with a focus on enhancing mobile user experience and engagement and to achieve seamless integration with the websites we operate.

Strategically strengthen our geographic coverage

        We plan to leverage the scalability of our online business model to add service offerings in selected markets and further enhance our presence in cities covered by our direct operations, especially China's provincial capitals and other strategically important urban areas, to capture real estate service demand in such markets. In addition, we intend to expand our business to operate directly in selected cities where we currently outsource operations to local outsourcing partners. We believe that we can better capture market growth opportunities through direct operations.

Continue to attract and retain talent

        The ability to attract, train and retain talented employees is important to our growth strategy. We plan to continue to actively recruit qualified personnel as we continue to expand our operations. In addition, we will continue to refine our performance evaluation system, compensation schemes and career development initiatives for our employees. By assessing employee performance and aligning their interests with those of management and our shareholders, we believe that we can continue to attract, train and retain talented employees able to innovate and deliver high-quality services.

Our O2O Platform

        We offer multiple online and offline access points for consumers. We reach consumers through our own websites; various websites on sina.com and baidu.com which are operated by us; the microblog, SinaWEIBO; and various mobile applications. These websites and mobile applications enable us to better reach potential purchasers for whom we are then able to provide our offline services. We also provide complementary offline services to cultivate customer loyalty and ensure superior customer experience.

Websites

        Our internet presence includes local real estate websites across China that we either operate directly or outsource to local outsourcing partners. These local websites provide region-specific real estate news, information, property data and access to online communities to real estate consumers and participants. We believe our local presence in each of these cities enables us to provide services that are tailored to local conditions, enhancing the attractiveness of our websites to consumer and to advertisers who seek targeted advertising opportunities.

        Through our direct operations and outsourcing to local partners we operate websites in every province of China, except Tibet.

        New residential property websites that we operate include house.sina.com.cn, house.baidu.com and leju.com. Viewers are automatically directed to a local website with localized real estate information and services, covering over 250 cities. On house.sina.com.cn and our website, leju.com, we offer customers the ability to purchase discount coupons for property purchases. Existing residential property websites that we operate include esf.sina.com.cn and esf.baidu.com. Viewers are automatically directed to a local website with localized real estate information and services, covering 54 cities. Home furnishings websites that we operate include jiaju.com, which is a platform for distributors to offer home furnishings to consumers, and jiaju.sina.com.cn and jiaju.baidu.com, each of which offers information with respect to home furnishing. Viewers have access to localized information on home furnishing for 51 cities through our home furnishing websites.

        We sell online advertising on each of our self-operated local websites covering 77 cities. We also outsource more than 170 local websites to third parties that pay us fixed fees for the right to operate the websites. The amount of user traffic on the websites that we own or operate, our ability to achieve user demographic characteristics that are attractive to advertisers, and our ability to demonstrate such user traffic and demographic characteristics through website traffic tracking tools and reporting systems are important factors in maintaining our advertising revenue from websites that we operate directly and fixed fees from websites that we outsource to third parties. We track such data internally and through third party tracking tools. We identify cities to convert to direct operations on an ongoing basis. In the foreseeable future, our priority is to convert approximately 30 outsourced local websites, primarily in smaller cities in various provinces in China, to self-operated websites.

Mobile Applications

        Our mobile applications include "Pocket Leju," "Pocket Agent," "Fang Niu Jia" and "Pocket Renovation," each of which has version for the iOS and Android operating systems.

  •
  Pocket Leju is China's first mobile real estate e-commerce platform. Pocket Leju provides personalized services to potential buyers of new and existing homes, and potential residential renters, in 191 large and medium cities in China. These services include home visits, selection, access to purchase discounts, special offer recommendations, local housing price interpretations, purchase guides, property assessment, tax calculation, housing loan calculation and others. Pocket Leju also assists buyers with home purchasing procedures.

  •
  Pocket Agent is designed to serve as a mobile assistant to brokers. Pocket Agent provides services to brokers, such as visits to residential blocks, visits to homes, residential block and housing price interpretation, housing loan calculation, tax calculation, house listing, house management and client management.

  •
  Fang Niu Jia provides services to brokers, including free calls to targeted clients, promotion of brokers with "gold" status, clients' mortgage loan services, group chat and purchasing tools.

  •
  Pocket Renovation provides a variety of styles for high-quality home decoration to users. Users of Pocket Renovation can directly contact designers and contractors via telephone and other modes for renovation consultations. Pocket Renovation also provides favorable promotions, discounts on home decoration goods, knowledge for various stages of renovations, decoration diaries posted by users and other services to users and provides a renovation budget analysis system and billing management system to help the users manage the financial aspects of the renovation.

        On March 10, 2014, we entered into a strategic cooperation agreement with Tencent, a provider of comprehensive internet services serving the largest online community in China. Pursuant to the strategic cooperation agreement, we and Tencent have agreed to jointly develop software and tools for use on Tencent's social communication platform, Weixin, to facilitate our opening of Weixin public accounts associated with real estate projects, which we believe will provide real estate information to Weixin users, enable us to better connect with our users through such accounts and expand payment solutions provided to users. We have agreed to adopt Weixin payment solutions as the default payment method for real estate O2O e-commerce transactions conducted by our users on Weixin. We and Tencent have also agreed to explore and pursue additional opportunities for potential cooperation, including but not limited to cooperation involving Tencent's social communications platform, including Weixin, "QQ" and "mobile QQ;" the social media service, "Tencent Weibo;" the social networking service, "Qzone;" and/or certain other Tencent wholly-owned internet properties in China.

        In March 2014, we launched our mobile e-commerce platform based on (a) existing mobile applications developed by our company, including "Pocket Leju" and "Fang Niu Jia," and (b) SINA's Weibo and Tencent's Weixin, two of China's leading social media platforms. Our mobile platform aims to connect home buyers and developers and real estate agents through mobile devices. When our mobile platform is fully developed, it will allow potential buyers to view detailed information about real estate projects, conduct live chats with sales agents, make appointments for property viewing, reserve individual units, and purchase discount coupons, all through mobile devices. Our mobile e-commerce platform will also connect real estate sales personnel and agents with potential home buyers and sellers, including through live chat services, in addition to providing updated customer data and analysis and a facility for making appointments for site visits.

Complementary Offline Services

        Our offline services include physical property visits and a call center, which enables our website viewers to contact us or representatives of property developers for information on new residential properties and our services. Our services are also available at developers' show rooms and through real estate brokers.

Our Services

        We offer e-commerce services in connection with new residential property sales and home furnishing; online advertising services in connection with new residential property sales and home furnishing; and online listing services for existing residential properties.

E-Commerce

        The majority of our e-commerce revenue is derived from the sale of discount coupons for new residential properties that are promoted by developers. We commenced the sale of discount coupons from the first quarter of 2012. In addition, since the third quarter of 2012, we have provided third-party merchants of home furnishing and improvement products and services with the ability to reach consumers through our home furnishing platform, jiaju.com. Our revenues generated from e-commerce services in 2012 and 2013 were $27.0 million and $170.2 million, respectively, representing 15.8% and 50.7%, respectively, of our total revenues for those periods.

O2O Services for New Residential Properties

        Our O2O offering includes selling discount coupons for new residential properties, facilitating online property viewing and physical property visits, setting up telephone calls between prospective purchasers and representatives of developers, organizing real property exhibitions and facilitating pre-sales customer support provided by developers. Our O2O services can be accessed by prospective purchasers through the real estate website of SINA which we operate, and our website, leju.com. Prospective purchasers can also access our services at show houses for new residential properties and through real estate developers.

        Discount Coupons.    A discount coupon entitles a purchaser to purchase a property from the property developer at a particular development at a discount from the advertised price. Discount coupons can be purchased by prospective property purchasers online at leju.com and house.sina.com.cn, and their respective local websites as well as offline in showrooms for new property developments. We enter into arrangements with developers whereby we offer O2O services, including the sale of discount coupons, to facilitate property sales. Each such arrangement is specific to a particular development. The arrangement may terminate at a pre-agreed date or continue until all properties at the development have been sold, as agreed in advance by the developer and us. Coupons may expire on a stated expiry date, typically at the end of a promotional period, or when all properties at the development to which the coupon relates have been sold. A substantial majority of the discount coupons currently outstanding will expire within 90 days of this prospectus. When a prospective property purchaser purchases a discount coupon as part of our O2O services, the purchaser remits the payment for the coupon to an account maintained by the purchaser with an independent payment platform provider. Upon confirmation from a purchaser or developer that a discount coupon is redeemed to purchase property, the payment for the discount coupon is transferred to us. However, if for any reason the coupon is not redeemed, the payment is refunded to the purchaser and we do not earn revenue from the transaction.

        The following table sets forth certain operating metrics with respect to our sales of discount coupons for the periods specified.

	Three months ended March 31, 2013	Three months ended June 30, 2013	Three months ended September 30, 2013	Three months ended December 31, 2013
Number of discount coupons issued to prospective purchasers (number of transactions)	23,125	40,274	75,082	92,527
Number of discount coupons redeemed (number of transactions)(1)	12,696	24,072	39,654	59,684

Notes:

(1)
The number of discount coupons issued to prospective purchasers that were used by the purchaser to obtain a discount in connection with a property purchase during the period. We recognize revenue from the sale of discount coupons that are redeemed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Selected Statement of Operations Items" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies."

        We have entered into arrangements with China Unionpay, or Unionpay, to use its payment platform to collect payments for discount coupons. Under our agreement with Unionpay, we are Unionpay's exclusive partner for real estate e-commerce services during the term of our contract and

Unionpay has agreed not to provide e-payment services to other real estate internet enterprises. The term of the agreement is for two years through 2015 and will be automatically renewed for another two years unless either party provides written notice of cancellation. Either party may terminate the agreement upon 30 days written notice to the other party. Under the agreement, Unionpay provides customers with the ability to make online or on-site payments.

        Leju Loan.    In November 2013, we formed a strategic partnership with CITIC, pursuant to which CITIC introduced Leju Loan through our online platform, with a view to facilitating the integration of real estate e-commerce with financial services, increasing liquidity and improving the overall purchasing power of home purchasers in China. Through Leju Loan, qualified home purchasers who purchase real estate through our real estate e-commerce platform at leju.com can obtain a line of credit from CITIC by pledging their existing properties as collateral. Although the Leju Loan product was introduced through our online platform to facilitate the loan application process, the loans for this product are funded and provided by CITIC. The line of credit can be used to satisfy a variety of consumption needs such as home improvement, vehicle purchases and vacations. Our agreement with CITIC is for a term of three years through October 30, 2016. It further provides that our subsidiaries and regional CITIC branches may enter into regional cooperation agreements. We currently do not have revenue from the Leju Loan product. However, we believe that by offering the Leju Loan product, our online platform becomes more attractive to both developers and home purchasers.

Home Furnishing

        Our website, jiaju.com, is a business-to-consumer platform that we launched in the third quarter of 2012, through which home furnishing suppliers may offer their products to consumers. We charge distributors a technical services fee in connection for setting up the service and a commission based on the value of products and services sold through our platform. Payments for purchases made on jiaju.com are processed by our third-party partner which allocates such payments to home furnishing suppliers and us in accordance with our pre-agreed arrangements with home furnishing suppliers.

        In March 2013 we entered into an agreement with Beijing Jing Dong Century Trading Co., Ltd., or Jing Dong, pursuant to which we launched The Jing Dong Jiajujiu Building Materials and Furnishings Flagship Store, or the JD Jiajujiu Store, on Jing Dong's website in October 2013. The JD Jiajujiu Store promotes home furnishing and home improvement products and services that are also promoted on jiaju.com. We charge home furnishing suppliers a commission, and we are required to pay Jing Dong a commission, in each case based on the value of products and services sold by the JD Jiajujiu Store.

Online Advertising

        We operate the SINA and Baidu real estate and home furnishing websites. In addition, we are the exclusive advertising agent for SINA's home page and non-real estate websites with respect to advertising sold to real estate and home furnishing advertisers. We also have the exclusive right to sell Baidu's Brand-Link product for real estate related advertising. We earn revenue from the sale of online advertising on each of these websites. Revenues for online advertising are typically based on a fixed fee for the period of the advertising and are recognized ratably. We enter into both short term and long term online advertising contracts with advertisers and we are entitled to prepayment from certain customers while others pay us only after the advertisement has been posted.

        Our revenues generated from advertising services in 2011, 2012 and 2013 were $132.1 million, $138.8 million and $145.4 million, respectively, representing 96.3%, 81.0% and 43.4%, respectively, of our total revenues for those periods.

Advertising on SINA Websites

        We operate the SINA real estate website, house.sina.com.cn, and the SINA home furnishings website, jiaju.sina.com.cn, and we are entitled to all advertising revenues from these websites. In addition, pursuant to an agency agreement with SINA, we are the exclusive advertising agent of the SINA homepage and non-real estate websites, for advertising sold to real estate and home furnishing advertisers. We are entitled to 85% of the revenue derived from advertising on these other websites. Aided by SINA's strong brand recognition, market influence in China's online space and its large user base, we help real estate advertisers reach their target audiences in many of China's major cities. Real estate advertisers primarily include real estate developers, agents and brokers as well as suppliers and providers of home furnishing and improvement products and services.

        Furthermore, as the exclusive real estate advertising agency for SINA non-real estate websites, we facilitate advertising by our real estate advertising clients on the SINA real estate websites as well as non-real estate websites. Real estate advertising offerings on SINA websites include online advertising and sponsorship arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of SINA websites, in particular formats, such as banners and text links, and over particular periods of time. Sponsorship arrangements allow advertisers to sponsor a particular area on SINA websites in exchange for a fixed payment over the contract period. Real estate advertising on SINA websites also includes revenue from outsourcing arrangements with local business partners. Revenues from outsourcing arrangements are on a fixed fee and recognized ratably over the term of the contract. Our revenues generated from advertising on SINA websites represented 96.1%, 93.0% and 90.5%, respectively, of our total revenues from online advertising in 2011, 2012 and 2013.

        We and SINA have entered into a number of agreements governing our relationship with SINA, including an advertising inventory agency agreement, an amended and restated domain name and content license agreement, an amended and restated trademark license agreement and an amended and restated software license and support services agreement. For descriptions of these agreements, see "Related Party Transactions—Transactions and Agreements with SINA."

Advertising on Baidu Websites

        We are the exclusive real property advertising partner of Baidu, China's leading search engine platform. In August 2010, we launched the Baidu real estate website, house.baidu.com, and home furnishing website, jiaju.baidu.com. We earn revenue from the sale of search-based advertising on these websites. Pursuant to our strategic cooperation agreement with Baidu, we have the exclusive right, through March 31, 2015, to build and operate all Baidu websites related to real estate and home furnishing, and to retain all advertising revenues generated from these websites in exchange for a fixed fee that we pay to Baidu in two installments per year. In August 2011, we expanded our strategic partnership with Baidu, pursuant to which we are now Baidu's premier strategic online real estate partner and we obtained the exclusive right, through March 2015, to sell Baidu's real estate Brand-Link product to advertisers. When an internet user conducts a keyword search of a brand that is subscribed to the Brand-Link product, the search generates a wide range of brand-specific content, including news reports, promotional announcements, product information and marketing campaigns. Most of our revenues generated by our arrangements with Baidu are derived from sales of the Brand-Link product. In addition, we and Baidu have also continued our cooperation in several other Baidu products to further expand the online search-based advertising market for the real estate industry. Our revenues generated from advertising on Baidu websites represented 3.9%, 7.0% and 9.5%, respectively, of our total revenues from online advertising in 2011, 2012 and 2013.

Listing

        We offer online residential listing services for sales and leases of existing residential properties. Our listing services are currently offered in 22 cities where we maintain a local sales force. Our revenues generated from online listing services in 2011, 2012 and 2013 were $5.0 million, $5.5 million and $19.8 million, respectively, representing 3.7%, 3.2% and 5.9%, respectively, of our total revenues for those periods. Real estate agents and property owners use our listing services. Payment of the listing fees entitle them to post multiple listings for properties over the subscription period. Our listing subscription contracts are typically for a term of up to one year with fixed fees payable on a monthly basis for a fixed number of listings. The subscription fees are generally fixed and vary from city to city. We also provide free listing services to individual property sellers selling existing residential properties. Our listing customers submit property listings by logging on to our platform directly. Once a listing has been uploaded to our website, it can be viewed for free by visitors to our website. All visitors to our website have access to listing information free of charge, 24-hours a day. With respect to listings submitted by agents or brokers, the name of the agent or broker appears as a link, offering viewers access to additional listings promoted by the same agent or broker.

Brand Promotion

        We employ a variety of marketing and brand promotion methods to enhance our brand recognition and attract developer clients and real estate purchasers, including advertising arrangements and the Leju Membership Club. Membership in the Leju Membership Club is free. Users can sign up to join the Leju Membership Club online at our website, leju.com, and become members following email or phone number confirmation through text message.

        We conduct advertising activities in 77 cities where we directly operate local websites through promotional events for developers and other industry participants, including industry award ceremonies, panel discussions and similar events.

        We launched the Leju Membership Club in 2009 to attract prospective property purchasers to our online platform. As of December 31, 2013, we had approximately 60 million members located in over 250 cities. Members are entitled to receive certain free services on our platform, including housing market newsletters, priority on sought-after properties, tours to visit property developments, promotions of new properties and invitations to exclusive events. We maintain a database of members and seek to target our services to precise market segments using our member data and our database of real estate transactions data, which is continuously updated based on our research and experience.

Sales and Marketing

        Most of our new home advertising revenue and home furnishing advertising revenue is derived from our direct sales force. We also derive new home and home furnishing advertising revenue from sales through third party advertising agencies.

        We have built a sales and marketing team that is experienced in the online advertising, internet and real estate industries. Our sales and marketing team comprised 1,002 personnel as of December 31, 2013. Our sales and marketing personnel work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which help us set our prices and strategies for each locality.

        To motivate our sales and marketing personnel, a majority of their compensation consists of performance incentives such as commissions and bonuses. Sales quotas are assigned to all sales personnel according to monthly, quarterly and annual sales plans. In addition, we apply a merit based promotion system to motivate our sales personnel.

Employees and Training

        As of December 31, 2011, 2012 and 2013, we had 2,679, 3,486 and 4,204 employees, respectively. As of December 31, 2013, we employed 1,002 sales staff, 247 software developers and other technology-related personnel, 995 editorial staff, 928 customer support personnel and 1,032 personnel in our corporate offices. We pay our sales staff a combination of salaries and sales commissions and pay salaries to all other employees. We consider our relations with our employees to be good.

        We place special emphasis on the training of our employees, whom we consider to be our most valuable asset. All newly hired employees must undergo intensive training during their three-month probation period. We also invite outside experts, including experts from the E-House Research and Training Institute, to provide ongoing classroom training to our employees. The human resources department is responsible for implementing the training plans, including engaging trainers, preparing training materials, selecting training venues and collecting feedback.

        Because sales of online marketing services are highly competitive, we strongly emphasize training programs designed to improve the sales and marketing skills of our sales staff. In addition to training for new hires, our sales staff participate in weekly operating meetings that include additional training opportunities. We believe our combination of training, performance-based compensation and a merit-based promotion system has been effective in identifying, motivating and retaining strong performers.

        We conduct quarterly performance evaluations for all employees and use both performance-based bonuses and job promotions as incentives to encourage strong performance. We strive to maintain a collaborative corporate culture and our mid-level and senior employees are generally eligible to participate in our share incentive plan.

Technology

        To better serve our customers, we have utilized our key proprietary technologies and developed a technology infrastructure that is specifically used for our real estate and home related internet website services. The key components of our technology platform include:

  •
  Search platform. Our search platform is designed to support targeted searches of our listing databases. Besides the key word search function, our search platform provides additional search functions that improve search accuracy with various search criteria, including searches based on the location, price and type of the property. In addition, our search engine is able to refine the search by conditional filtering and aggregation of the search results.

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  Large-scale system infrastructure. With a combination of proprietary in-house and third-party solutions, we have designed our system to handle large amounts of data flow with a high degree of scalability and reliability. We use parallel computing technology and clusters of low-cost computers to handle high-volume visitor traffic and process large amounts of information.

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  Anti-fraud and anti-spam technology. We have anti-fraud technology incorporated in our IT systems with a view to addressing the potential for non-compliant activities at our local branch offices. We maintain advertising price and discount data in our customer relationship management master file. Our system automatically triggers a risk alert for any deviation from pre-set discounts, in which case, a pre-approval email from our headquarters is required. Our system also generates a weekly report of any such exceptions for review by our headquarters. We also have an anti-spam system through which we are able to detect identify and filter spam messages with a view to protecting our staff. We attempt to continuously improve the accuracy and effectiveness of our technology through machine-learning capability and customizable rules.

        We maintain most of our servers and backup servers in Beijing, Shanghai, Guangzhou and Tianjin. We believe our server hosting partners provide significant operating advantages, including high-quality bandwidth, constant room temperature and an enhanced ability to protect our systems from power loss, break-ins and other external causes of service interruption. We have not experienced any material system failures.

Competition

        We face competition from other companies in each of our primary business activities. We compete with these companies primarily on our ability to attract consumers to our websites. We compete for consumers principally on the basis of the quality and quantity of real estate listings and other information content and services. We also compete for developers' business on the basis on website traffic volume, consumer loyalty, geographic coverage and service offerings. We also compete for qualified employees with skills and experience related to sales, real estate services, advertising, technology and the internet industry. Our primary competitor at the national level is soufun.com. Other competitors at the national level include Sohu.com Inc.'s subsidiary, focus.cn. In addition, we have faced and may continue to face competition from regionally focused websites providing regional real estate listings together with localized services. We have various regional competitors, such as house365.com in the Nanjing market, and we compete with various providers in the market for online paid property listings, including anjuke.com. Our competitors may have more established brand names, larger visitor numbers and more extensive distribution channels than we do, either overall, or in specific regions in which we operate. We also compete with traditional advertising media such as general-purpose and real estate-focused newspapers, magazines, television and outdoor advertising that compete for spending on real estate advertising and listings.

        Some of our competitors may have greater access to capital markets, more financial and other resources and a longer operating history than us. For instance, major general-purpose websites, which provide real estate and real estate-related information services, may have an advantage over us due to their more established brand name, larger user base and extensive internet distribution channels. See "Risk Factors—Risks Related to Our Business—We may fail to compete effectively, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations."

Intellectual Property

        Our copyrights, trademarks, trade secrets, domain names and other intellectual property are important to our business. We rely on intellectual property laws and contractual arrangements with our key employees and certain of our customers, collaborators and others to protect our intellectual property rights. Despite these measures, we cannot assure you that we will be able to prevent unauthorized use of our intellectual property, which would adversely affect our business.

        As of December 31, 2013, we owned 50 registered copyrights, owned or licensed 69 registered trademarks in China, had 17 trademark applications in various industry categories pending with the China Trademark Office and owned or licensed 25 registered domain names.

        We own the software copyrights of our mobile applications "Pocket Leju," "Pocket Agent," "Fang Niu Jia," and "Pocket Renovation." We have registered our software copyrights of "Pocket Leju," "Pocket Agent," and "Pocket Renovation" and plan to register the software copyright of "Fang Niu Jia" during 2014.

        See "Risk Factors—Risks Related to Our Business—Any failure to protect our trademarks, copyrights and other intellectual property rights could have a negative impact on our business."

Facilities

        Our principal executive offices are located at Beijing Shoudong International Plaza, with approximately 5,663 square meters of office space. Our headquarters has been at this location since January 2012. As of December 31, 2013, we leased properties with an aggregate gross floor area of approximately 33,630 square meters for our 53 local offices across China and at our Hong Kong office. Our leased properties mainly consist of office premises, a portion of which are leased from related parties. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

Insurance

        We maintain property insurance to cover potential damages to a portion of our property. In addition, we provide medical, unemployment and other insurance to our employees in compliance with applicable laws, rules and regulations. We do not maintain insurance policies covering losses relating to our systems and do not have business interruption insurance. See "Risk Factors—Risks Related to Our Business—We have limited business insurance coverage."

Legal Proceedings

        We are currently not involved in any material legal or arbitration proceedings. From time to time, we may be subject to claims and legal actions arising in the ordinary course of business, such as intellectual property infringement claims against us for use of others' articles or photographs and employment disputes and claims against us for use of our discount coupons. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages. See "Risk Factors—Risks Related to Our Business—We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business."

REGULATION

        Our business is subject to substantial regulation by the PRC government. This section sets forth a summary of all material PRC regulations that affect our business in China.

General

        The telecommunications industry, including internet information services, is highly regulated by the PRC government. Regulations issued or implemented by the State Council, MIIT and other relevant government authorities cover virtually every aspect of telecommunications network operations, including entry into the telecommunications industry, the scope of permissible business activities, tariff policy and foreign investment.

        MIIT, under the leadership of the State Council, is responsible for, among other things:

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  formulating and enforcing telecommunications industry policy, standards and regulations;

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  granting licenses to provide telecommunications and internet services;

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  formulating tariff and service charge policies for telecommunications and internet services;

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  supervising the operations of telecommunications and internet service providers; and

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  maintaining fair and orderly market competition among operators.

        In addition to the regulations promulgated by the central PRC government, some local governments have also promulgated local rules applicable to internet companies operating within their respective jurisdictions.

        In 1994, the Standing Committee of the National People's Congress promulgated the PRC Advertising Law. In addition, SAIC and other ministries and agencies have issued regulations that further regulate our advertising business, as discussed below.

Restrictions on Foreign Investment in the Value-Added Telecommunication Industry and Advertising Industry

  Restrictions on Foreign Investment in the Value-Added Telecommunication Industry

        In September 2000, the State Council promulgated the Telecommunications Regulations, which categorize all telecommunications businesses in China as either basic telecommunications businesses or value-added telecommunications businesses. In February 2003, MIIT amended the original classification of telecommunications business with internet information services being classified as value-added telecommunications businesses.

        The State Council promulgated the Administrative Rules on Foreign-invested Telecommunications Enterprises in December 2001, as amended in September 2008, or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to these administrative rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-invested telecommunications enterprise that aims to provide value-added telecommunications services may not exceed 50.0%. In addition, pursuant to the Foreign Investment Industrial Guidance Catalogue issued by the PRC government, the permitted foreign investment in value-added telecommunications service providers may not be more than 50.0%. However, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from MIIT and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals.

        In July 2006, MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under the FITE Regulations. According to the MIIT Notice, if any foreign investor intends to invest in a PRC telecommunications business, a foreign-invested telecommunications enterprise must be established and such enterprise must apply for the relevant telecommunications business licenses. Under the MIIT Notice, domestic telecommunications enterprises are prohibited from renting, transferring or selling a telecommunications license to foreign investors in any form, and from providing any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China.

  Restrictions on Foreign Investment in Advertising Services

        The principal regulations governing foreign investment in advertising businesses in China include:

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  The Foreign Investment Industrial Guidance Catalogue (2011);

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  The Administrative Regulations on Foreign-invested Advertising Enterprises (2008); and

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  The Circular Regarding Investment in the Advertising Industry by Foreign Investors through Equity Acquisition (2006).

        These regulations require foreign entities that directly invest in the PRC advertising industry to have at least a two-year track record with a principal business in the advertising industry outside China. Since December 2005, foreign investors have been permitted to directly own a 100% interest in advertising companies in China, but such foreign investors are also required to have at least a three-year track record with a principal business in the advertising industry outside China. PRC laws, rules and regulations do not permit the transfer of business licenses containing a scope of business that permits engagement in the advertising business. Currently, we operate our advertising business through Beijing Leju and its subsidiaries. In the event we are able to qualify to acquire the equity interest in Beijing Leju under the rules allowing complete foreign ownership, Beijing Leju and its subsidiaries would continue to exist as the operators of our advertising business consistent with the current regulatory requirements. However, as a holding company, we have not been involved in advertising outside China for the required number of years.

        As a result of current PRC laws, rules and regulations that impose substantial restrictions on foreign investment in the internet and advertising businesses in China, we conduct this portion of our operations through a series of contractual arrangements among our PRC subsidiaries, our consolidated VIEs and their respective shareholders. For a description of these contractual arrangements, or the Structure Contracts, see "Related Party Transactions—Contractual Arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu (the consolidated VIEs)."

        In the opinion of Fangda Partners, our PRC legal counsel, each of the Structure Contracts, in each case governed by PRC law, is valid and binding and enforceable in accordance with their respective terms based on currently effective PRC laws and regulations, and do not violate PRC laws or regulations currently in effect.

        However, as advised by our PRC legal counsel, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations, including the laws and regulations governing the enforcement and performance of our Structure Contracts in the event of any imposition of statutory liens, bankruptcy and criminal proceedings, and accordingly, there can be no assurance that the PRC regulatory authorities will not ultimately take a contrary view from that of Fangda Partners, our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC regulatory authorities determine that our Structure Contracts for operating our internet and advertising business in China do not comply with PRC government restrictions on foreign investment in such industries, we could be subject to severe penalties. See "Risk Factors—Risks Related to Our

Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our advertising services business and online real estate business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information service industry, we could be subject to severe penalties." In addition, see "Risk Factors—Risks Related to Our Corporate Structure—Our ability to enforce the equity pledge agreements between us and the shareholders of Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu may be subject to limitations based on PRC laws and regulations."

Regulation relating to Our Business

  Internet Information Services

  General

        The provision of real estate and home-related and other content on internet websites is subject to applicable PRC laws, rules and regulations relating to the telecommunications industry and the internet, and regulated by various government authorities, including MIIT and SAIC. The principal regulations governing the telecommunications industry and the internet include:

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  the Telecommunications Regulations (2000);

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  the Catalog of Classes of Telecommunications Business (2003);

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  the Administrative Measures for Telecommunications Business Operating Licenses (2009);

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  the Internet Information Services Administrative Measures (2011); and

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  the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business (2006).

        Under these regulations, internet information services are classified as value-added telecommunications businesses, and a commercial operator must obtain an ICP license from MIIT or its relevant provincial counterparts in order to carry out commercial internet information service operations in China. If an internet information service provider is not engaged in commercial internet information service, it is only required to file a record with MIIT or its relevant provincial counterparts. In addition, the regulations also provide that operators involved in internet content provision in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in relation to those sectors.

        To comply with these laws and regulations, Beijing Leju and Shanghai Yi Xin, our consolidated VIEs, and Beijing Yisheng Leju Internet Technology Co., Ltd., a subsidiary of our consolidated VIE Beijing Jiajujiu, each hold a valid ICP license issued by the local provincial branch of MIIT for the operation of our value-added telecommunication business.

        The MIIT Notice requires that a value-added telecommunications business operator (or its shareholders) must own domain names and trademarks used by it in the value-added telecommunications business, and have premises and facilities appropriate for such business. To comply with the MIIT Notice, Beijing Leju, a consolidated VIE, has been registered as the owner or is applying to be the owner of the Chinese and English dual-language "Leju" trademark in several categories and has obtained the domain names of leju.com and leju.cn. Beijing Yisheng Leju Online Technology Co., Ltd., a subsidiary of our consolidated VIE Beijing Jiajujiu, has registered the domain name of jiaju.com.

  Internet Publication License

        According to the Tentative Measures of Internet Publication Administration, jointly issued by GAPPRFT and MIIT in June 2002, all entities that are engaged in internet publication in China must obtain an approval from GAPPRFT. Internet publication is broadly defined in the Tentative Measures of Internet Publication Administration to include any act of online dissemination whereby any internet information service provider selects, edits and processes information (including content from books, newspaper, periodicals, audio and video products and electronic publications that have already been formally published or information that has been made public in other media) created by themselves or others and subsequently posts such information on the internet or transmits it to users via the internet for browsing, reading, use or downloading by the public.

        Our consolidated VIEs and their subsidiaries do not have internet publication licenses. For content which we believe are subject to the requirements of these licenses, such content is hosted by SINA and Baidu, who possess these licenses, through our contractual arrangement with SINA and Baidu. However, we cannot assure you that government would not require us to obtain these licenses separately for operation of our own websites and those websites licensed to us even if the underlying hosting of the relevant content is provided by a qualified third party like SINA and Baidu. See "Risk Factors—Risks related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions."

  Online Transmission of Audio-Visual Programs

        On December 20, 2007, GAPPRFT and MIIT jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which came into effect on January 31, 2008. The Audio-visual Program Provisions apply to the provision of audio-visual program services to the public via internet (including mobile network) within the territory of the PRC. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs issued by GAPPRFT or complete certain registration procedures with GAPPRFT. Providers of internet audio-visual program services are generally required to be either state-owned or state-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program services determined by GAPPRFT. On May 21, 2008, GAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, which further sets forth detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-visual Programs. The notice also provides that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall also be eligible to apply for the license so long as their violation of the laws and regulations (if any) is minor and can be rectified timely and they have no record of violation during the latest three months prior to the promulgation of the Audio-visual Program Provisions. On April 1, 2010, GAPPRFT issued the Internet Audio/Visual Program Services Categories (Provisional) which classified internet audio-visual programs into four categories. Our consolidated VIEs and their subsidiaries do not have Licenses for Online Transmission of Audio-visual Programs. For content which we believe are subject to the requirements of these licenses, such content is hosted by SINA and Baidu, who possess these licenses through our contractual arrangement with them. However, we cannot assure you that government would not require us to obtain these licenses separately for operation of our own websites and those websites licensed to us even if the underlying hosting of the relevant content is provided by a qualified third party such as SINA and Baidu. See "Risk Factors—Risks related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions."

  Regulations relating to Information Security and Confidentiality of User Identity and Information

        Internet content in China is also regulated and restricted from a state security standpoint. Pursuant to the Decision Regarding the Protection of Internet Security enacted by the Standing Committee of the National People's Congress, any effort to undertake the following actions may be subject to criminal punishment in China:

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  gain improper entry into a computer or system of national strategic importance;

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  disseminate politically disruptive information;

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  leak government secrets;

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  spread false commercial information; or

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  infringe intellectual property rights.

        The Ministry of Public Security has also promulgated measures that prohibit the use of the internet in ways that, among other things, result in the leakage of government secrets or the spread of socially destabilizing content. The Ministry of Public Security and its local counterparts have supervision and inspection powers in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an internet information service provider violates these measures, the PRC government may revoke its license and shut down its website. To comply with these laws and regulations, we require our users to accept the user terms or service agreement for registration with, and use of, our websites, whereby they agree to comply with the applicable PRC laws and regulations in using our websites, and we also maintain constant surveillance and monitoring on the information posted on our websites. However, the measures we take may not be adequate to ensure that all the information posted on our websites are in compliance with these laws and regulations. See "Risk Factors—Risks related to Our Business—Regulation of the internet industry in China, including censorship of information distributed over the internet, may materially and adversely affect our business."

        The security and confidentiality of information on the identity of internet users are also regulated in China. The Internet Information Service Administrative Measures promulgated by the PRC State Council require internet information service providers to maintain an adequate system that protects the security of user information, and the Administrative Regulations on Internet Bulletin Board Services adopted by MIIT in October 2000 require internet electronic bulletin board service providers to protect the security and confidentiality of the personal information of users who use bulletin board services. In December 2005, the Ministry of Public Security promulgated the Regulations on Technical Measures of Internet Security Protection, requiring internet service providers to utilize standard technical measures for internet security protection. Moreover, the Rules for Regulating the Market Order of Internet Content Services enhance the protection of internet users' personal information by prohibiting internet information service providers from unauthorized collection, disclosure or use of personal information of their users. In December 2012, the Standing Committee of the National People's Congress passed the Decision on Strengthening Internet Information Protection, which provides that all internet service providers in China, including internet information service providers, should require their users to provide real identity information when entering into service agreements or providing services to the users. On July 16, 2013, the MIIT issued Provisions on Protecting Personal Information of Telecommunication and Internet Users, or the Provisions on Personal Information, under which Internet information service providers are subject to strict requirements to protect personal information of internet users. The internet information service providers are prohibited from collecting personal information of internet users without obtaining consent from the users. Personal information collected shall be used only in connection with the services to be provided by Internet information service providers to such users and shall be kept in strict confidence. To comply with these laws and regulations, we require our users to accept the user terms or service agreement for registration with and use of our websites whereby they agree to provide certain personal information to us and agree to our use of their provided personal information under certain agreed circumstances, and we have established information security systems to protect users' privacy.

  Advertising Services

        SAIC is responsible for regulating advertising activities in China. The principal regulations governing advertising in China, including online advertising, include:

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  the Advertising Law (1994);

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  the Administration of Advertising Regulations (1987); and

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  the Implementation Rules for the Administration of Advertising Regulations (2005).

        These regulations stipulate that companies that engage in advertising activities in China must obtain from SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of illegal revenues and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation.

        The business scope of the business licenses of Beijing Leju and its subsidiaries includes operating an advertising business, which allows them to engage in the advertising business.

        PRC advertising laws and regulations also set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, SAIC or its local branches may revoke violators' licenses or permits for their advertising business operations. To comply with these laws and regulations, we maintain a task force to review the advertising materials to ensure the content does not violate the relevant laws and regulations before displaying such advertisements, and we also request relevant advertisers to provide proof of governmental approval if an advertisement is subject to special government review.

Regulations relating to Real Estate Brokerage Business

        The principal regulations governing the real estate brokerage business in China include the Law on Administration of the Urban Real Estate issued by the Standing Committee of National People's Congress in July 1994 and revised in August 2009, and the Administrative Measures for Real Estate Brokerage issued in January 2011. Pursuant to these laws, a company must register with the local offices of SAIC in each locality where it does business in order to operate real estate brokerage business. In addition, a real estate brokerage company and its branches shall file with the local real estate administrative authority within 30 days after it obtains the business license. The Foreign Investment Industrial Guidance Catalogue classifies the real estate agency and brokerage services within the restricted category for foreign investment. Accordingly, a wholly foreign-owned enterprise in China shall require approval from the Ministry of Commerce or its local counterpart in order to establish or invest in any subsidiary to engage real estate agency and brokerage services. We mainly use

E-House City Rehouse Real Estate Broker (Shanghai) Co., Ltd., or City Rehouse, and its subsidiaries to provide support for our e-commerce business. Although City Rehouse has not obtained approval from the competent local branch of the Ministry of Commerce in connection with its establishment of, or investment in, its subsidiaries with the business scope of real estate brokerage business, each subsidiary of City Rehouse has obtained and maintained a business license with such business scope. See "Risk Factors—Risks Related to Doing Business in China—Foreign ownership of the real estate agency and brokerage business in China is subject to government approval, which may limit our ability to establish new PRC operating entities or to increase the registered capital of our existing entities in the future."

Regulations relating to Trademarks

        Both the PRC Trademark Law and the Implementation Regulation of the PRC Trademark Law, as currently in effect, provide protection to the holders of registered trademarks and trade names. The PRC Trademark Office handles trademark registrations and grants a renewable term of rights of ten years to registered trademarks. In addition, trademark license agreements must be filed with the PRC Trademark Office.

        After receiving a trademark registration application, the PRC Trademark Office will make a public announcement with respect to the proposed trademark registration application if the relevant trademark passes the preliminary examination. Any person may, within three months after such public announcement, object to such trademark application. The PRC Trademark Office will then decide who is entitled to the trademark registration, and its decisions may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement period or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. As of December 31, 2013, we owned or licensed 69 registered trademarks in China, and had 17 trademark applications in various industry categories pending with the China Trademark Office.

Regulations relating to Employment

        The principal PRC laws and regulations that govern employment include:

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  the PRC Labor Law, effective on January 1, 1995 and amended on August 27, 2009; and

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  the PRC Labor Contract Law, effective on January 1, 2008 and its amendments that became effective on July 1, 2013.

        Under the PRC Labor Law, PRC Labor Contract Law and its implementing rules effective on September 18, 2008, employers must enter into written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Employers in China are required to provide employees with welfare schemes covering pension insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing funds. Employers in most cases are also required to provide a severance payment to their employees after their employment relationships are terminated. We have caused all of our full-time employees to enter into written labor contracts with us and provide our employees with the proper welfare and employment benefits.

        Pursuant to the PRC Labor Contract Law and its latest amendments effective on July 1, 2013, dispatched employees are intended to be a supplementary form of employment and shall only apply to provisional, auxiliary or substitutive positions, and the fundamental form should be direct employment by enterprises and organizations that require employees. It is expressly stated that the number of dispatched employees an employer uses may not exceed a "certain percentage" of its total labor force.

The Interim Provisions on Labor Dispatch which came into force on March 1, 2014, further set such percentage at 10% and provide a two-year transitional period for compliance with such requirement. Failure to comply with these requirements may result in orders of rectification and imposition of fines. See "Risk Factors—Risks Related to Our Business—Increases in labor costs in the PRC may adversely affect our business and our profitability."

Regulations relating to Foreign Exchange Control and Administration

Foreign Exchange Administration

        The principal regulation governing foreign currency exchange in the PRC is the Regulations of the PRC on Foreign Exchange Administration, or the Foreign Exchange Regulations, as amended in August 2008. Under the Foreign Exchange Regulations and other relevant PRC regulations and rules, Renminbi is convertible into other currencies for the purpose of current account transactions, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for capital account transactions, such as capital injections, loans, repatriation of investments and investments in securities outside the PRC, requires the prior approval from, or registration with, SAFE or its local branches.

        In utilizing the proceeds we receive from this offering in the manner described in "Use of Proceeds," as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries; (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries; (iii) make loans to our PRC subsidiaries or consolidated VIEs; or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals, such as:

  •
  capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterparts;

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  loans by us to our PRC subsidiaries cannot exceed the statutory limit which is the difference between the amount of total investment and the amount of registered capital of such subsidiaries as approved by the Ministry of Commerce or its local counterpart, and must be registered with SAFE or its local branches; and

  •
  loans by us to our consolidated VIEs must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

        On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or Circular 142, pursuant to which the registered capital of a foreign-invested company settled in Renminbi and converted from foreign currencies can only be used for purposes within the approved business scope of such foreign-invested company and cannot be used for equity investments made by such foreign-invested company within the PRC, unless otherwise provided by law. In addition, a foreign-invested company may not change the use of the Renminbi funds converted from its foreign currency registered capital without SAFE or its local branch's approval, and may not in any case use such funds to repay Renminbi-denominated loans if the proceeds of such loans have not been used within the permitted scope. Violations of Circular 142 could result in severe penalties, including heavy fines. In addition, SAFE promulgated the Notice on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses in November 2010, which requires the authenticity of settlement of the funds raised from offshore offerings to be closely examined and the settlement of funds should conform to their intended use as listed in the offering document. For the settlement of funds in excess of those intended by the offering document or for a purpose other than that listed in the offering document, a board resolution relating to the use of funds shall be submitted as a separate application document. SAFE further promulgated a circular in

November 2011, which prohibits a foreign-invested enterprise from using Renminbi funds converted from its foreign currency registered capital to provide entrustment loans or repay loans borrowed from non-financial enterprises. These circulars may limit our ability to transfer the net proceeds from this offering to our consolidated VIEs and the subsidiaries of our wholly foreign-owned subsidiaries in China, and we may not be able to convert the net proceeds from this offering into Renminbi to invest in or acquire any other PRC companies, or establish other consolidated VIEs in China. See "Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries."

        On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, which became effective on December 17, 2012. Circular 59 substantially amends and simplifies the then current foreign exchange procedures. Under Circular 59, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account) no longer requires the approval of SAFE. Reinvestment of Renminbi proceeds by foreign investors in the PRC no longer requires SAFE approval or verification.

        On May 10, 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration. Institutions and individuals shall register with SAFE and/or its local branches for their direct investment in the PRC. Banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

Foreign Exchange Registration of Offshore Investments by PRC Residents

        Pursuant to SAFE's Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75, which became effective on November 1, 2005, and a series of subsequent implementation rules and guidance, PRC residents are required to register with the local SAFE branch prior to establishing, or acquiring control of any company outside of China for the purpose of capital financing with assets or equities of PRC companies referred to in the notice as an "offshore special purpose company." In addition, PRC resident beneficial owners are required to amend their registrations with the local SAFE branch after contributing equity interests in, or assets of, an onshore enterprise to the offshore special purpose company, or making any other material change in the capital of the offshore special purpose company. Furthermore, according to the relevant rules and regulations issued by the SAFE, the shareholders, beneficial owners and/or the PRC operating subsidiaries who apply for remedial SAFE registrations under Circular 75 shall first be subject to various administrative sanctions in accordance with the Foreign Exchange Regulations, before they can be granted a remedial SAFE registration.

        Circular 75 applies retroactively. As a result PRC residents who are beneficial owners of offshore special purpose companies and have completed round trip investments but did not make foreign exchange registrations for overseas investments before November 1, 2005 were retroactively required to register with the local SAFE branch before March 31, 2006. Failure to comply with the registration procedures of Circular 75 may result in restrictions on the foreign exchange activities of the onshore company, including increases in its registered capital, payments of dividends and other distributions to its offshore parent or affiliate, and may also subject the relevant PRC residents and onshore entities to penalties under foreign exchange administration regulations. We are aware that our PRC resident beneficial owners subject to these SAFE registration requirements have registered with the Shanghai SAFE branch and will amend such registration to reflect the recent changes to our corporate structure.

However, we cannot provide any assurance that all of our beneficial owners who are PRC residents will continue to make, obtain or amend any applicable registrations or approvals required by these SAFE regulations. Any failure or inability of our PRC resident beneficial owners to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our ability to contribute additional capital into our PRC subsidiaries, or limit our PRC subsidiaries' ability to pay dividends or make other distributions to our company or otherwise adversely affect our business. Moreover, failure to comply with the SAFE registration requirements could result in liability under PRC laws for evasion of foreign exchange restrictions.

Foreign Exchange Registration of Employee Stock Incentive Plans

        On February 15, 2012, SAFE issued the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Stock Option Rules, a PRC entity's directors, supervisors, senior management officers, other staff or individuals who have an employment or labor relationship with a Chinese entity and are granted stock options by an overseas publicly listed company are required, through a qualified PRC domestic agent which could be a PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. Such PRC resident participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. The PRC agent shall, among other things, file on behalf of such PRC resident participants an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participants hold. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material aspects. Such participating PRC residents' foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly-listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants. We and our PRC resident employees who have been granted stock options or other share-based incentives of our company will be subject to the Stock Option Rules when our company becomes an overseas listed company upon the completion of this offering. If we or our PRC resident participants fail to comply with these regulations in the future, we and/or our PRC resident participants may be subject to fines and legal sanctions.

Regulations relating to Dividend Distributions

        The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

  •
  Company Law (2005);

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  Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000; and

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  Wholly Foreign-Owned Enterprise Law Implementation Regulations (1990), as amended in 2001.

        Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in the PRC is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends.

Regulations relating to Overseas Listings

        On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, SAIC, CSRC and SAFE, jointly adopted the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require that offshore special purpose vehicles, or SPVs, formed for the purpose of an overseas listing and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such SPV's securities on an overseas stock exchange. The application of the M&A Rules remains unclear. Our PRC legal counsel, Fangda Partners, has advised us that, based on their understanding of the current PRC laws, rules and regulations, neither CSRC approval nor any other governmental authorization is required under the M&A Rules in the context of this offering because the ownership structures of our PRC subsidiaries and consolidated VIEs were not established through acquisitions of equity interests or assets of any PRC domestic company by foreign entities as defined under the M&A Rules.

        However, we have been advised by our PRC legal counsel that there are uncertainties regarding the interpretation and application of the PRC law, and there can be no assurance that the PRC government will ultimately take a view that is not contrary to the above opinion of our PRC legal counsel. If it is determined that the CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC although, to our knowledge, no definitive rules or interpretations have been issued to determine or quantify such fines or penalties, delays or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that may have a material adverse effect on our business and the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable to us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Xin Zhou	46	Executive Chairman
Yinyu He	39	Chief Executive Officer
Li-Lan Cheng	49	Executive Director
Charles Chao*	48	Director Appointee
Canhao Huang	56	Director
Martin Chi Ping Lau	40	Director
Zhe Wei*	43	Independent Director Appointee
Jian Sun*	49	Independent Director Appointee
Min Fan*	48	Independent Director Appointee
Winston Li*	47	Independent Director Appointee
Weijie Ma	38	Co-President
Keyi Chen	41	Co-President
Min Chen	40	Chief Financial Officer

*
Messrs. Charles Chao, Zhe Wei, Jian Sun, Min Fan and Winston Li have accepted our appointment to be directors of our company, effective upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

        Mr. Xin Zhou has served as our Executive Chairman since our inception. He is one of the co-founders of our parent company, E-House, and has served as E-House's chairman from 2003 to April 2012 and currently co-chairman. Mr. Zhou served as E-House's chief executive officer from 2003 to 2009, and has been serving as E-House's chief executive officer since April 2012. Mr. Zhou also served as co-chairman and chief executive officer of E-House's subsidiary, China Real Estate Information Corporation, from 2009 to April 2012. Mr. Zhou has over 20 years of experience in China's real estate industry. From 1997 to 2003, he served as director and general manager of Shanghai Real Estate Exchange Co., Ltd., and as deputy general manager of Shanghai Jinfeng Investments Co., Ltd., a company listed on the Shanghai Stock Exchange. Mr. Zhou was awarded the "Special Contribution Award in China's Real Estate Service Industry" in 2005, named one of the "ten most influential people in the real estate services industry in 2005" from China City Property Exposition Commission and received the "Outstanding Entrepreneur Award" from Enterprise Asia in 2010. Mr. Zhou currently serves as executive director of China Real Estate Association, and as chairman of Real Estate Service Committee of China Real Estate Association. He is also chairman of Shanghai Real Estate Broker Industry Association, executive director of Real Estate Industry Research Center of Shanghai Academy of Social Sciences and honorary vice-chairman of Shanghai Young Entrepreneur Association. Mr. Zhou received his bachelor degree from Shanghai Industrial University in China.

        Mr. Yinyu He has served as our chief executive officer since September 2011 and vice-president from January 2011 to August 2011. He served as our director of strategic planning from August 2008 to December 2010. Prior to joining Leju, Mr. He was the publisher and chief editor of UBM's InformationWeek China from 2004 to 2008. From 2000 to 2004, he served as a senior reporter and researcher covering China's IT, telecom, financial, and media industries at Interfax (China) News Agency, where he was a founding member. He also worked as a journalist, reporter, commentator, and anchor for a number of media outlets including the China Business Network (CBN), Shanghai

Television, Eastern Radio, Securities Herald, Eastday.com, and Finance Director magazine (part of The Economist Group). He received his bachelor's degree and master's degree from Shanghai University.

        Mr. Li-Lan Cheng has served as our executive director since March 2014. Mr. Cheng currently serves as the chief operating officer of E-House, a position he has held since April 2012. He was E-House's chief financial officer from November 2006 to April 2012. Prior to joining E-House, Mr. Cheng served as the chief financial officer of SouFun Holdings Limited, a real estate internet company in China, from 2005 to 2006. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Mr. Cheng was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997 to 2002. Mr. Cheng is an independent director of Country Style Cooking Restaurant Chain Co., Ltd., a China-based quick service restaurant chain listed on the NYSE, Le Gaga Holdings Limited, a greenhouse vegetable producer listed on NASDAQ and 51job, Inc., a human resource service provider listed on NASDAQ. Mr. Cheng received a bachelor's degree in Economics from Swarthmore College and a Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst (CFA).

        Charles Chao will serve as our director commencing from the SEC's declaration of effectiveness of our registration statement, of which this prospectus is a part. He has served as the co-chairman of the board of our parent company, E-House, since April 2012. Mr. Chao currently serves as SINA's chairman and chief executive officer and the executive chairman of Weibo Corporation, a leading social media platform in China and a majority owned subsidiary of SINA. Since joining SINA in September 1999, Mr. Chao has served various managerial positions, including as vice president of finance, chief financial officer, co-chief operating officer and president. Prior to that, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP in Silicon Valley, California. Mr. Chao is currently an independent director of NetDragon Websoft Inc., a Hong Kong Stock Exchange listed company providing technology for online games. Mr. Chao received his master's degree in professional accounting from University of Texas at Austin. He also holds a master's degree in journalism from University of Oklahoma and a bachelor's degree in journalism from Fudan University in China.

        Canhao Huang has served as our director since March 2014. Mr. Huang currently serves as a director of E-House. He was E-House's chief operating officer from September 2007 to December 2009, and vice president from 2000 to 2007. Prior to joining E-House, Mr. Huang served as a manager at Shanghai No. 1 Department Store Co., Ltd. from 1985 to 2000. Mr. Huang received a bachelor's degree from Shanghai University.

        Martin Chi Ping Lau has served as our director since March 2014. Mr. Lau is an executive director and President of Tencent. He joined Tencent in 2005 as the Chief Strategy and Investment Officer and was responsible for corporate strategies, investments, merger and acquisitions and investor relations. In 2006, Mr. Lau was promoted as President of Tencent to manage the day-to-day operation of Tencent. In 2007, he was appointed as an executive director of Tencent. Prior to joining Tencent, Mr. Lau was an executive director at Goldman Sachs (Asia) L.L.C.'s investment banking division and the Chief Operating Officer of its Telecom, Media and Technology Group. Prior to that, he worked at McKinsey & Company, Inc. as a management consultant. Mr Lau received a Bachelor of Science Degree in Electrical Engineering from the University of Michigan, a Master of Science Degree in Electrical Engineering from Stanford University and an MBA Degree from Kellogg Graduate School of Management, Northwestern University. On July 28, 2011, Mr. Lau was appointed as a non-executive director of Kingsoft Corporation Limited, an Internet based software developer, distributor and software service provider listed in Hong Kong.

        Zhe Wei will serve as our independent director, commencing from the SEC's declaration of effectiveness of our registration statement, of which this prospectus is a part. Mr. Wei has over 15 years of experience in both investment and operational management in the People's Republic of China. Prior to launching Vision Knight Capital (China) Fund I, L.P., a private equity investment fund in 2011, Mr. Wei was an executive director and chief executive officer of Alibaba.com Limited, a leading worldwide B2B e-commerce company. Mr. Wei was the president, from 2002 to 2006, and chief financial officer, from 2000 to 2002, of B&Q China, a subsidiary of Kingfisher plc, a leading home improvement retailer in Europe and Asia. From 2003 to 2006, Mr. Wei was also the chief representative for Kingfisher's China sourcing office, Kingfisher Asia Limited. Prior to that, Mr. Wei served as the head of investment banking at Orient Securities Company Limited from 1998 to 2000, and as corporate finance manager at Coopers &Lybrand (now part of PricewaterhouseCoopers) from 1995 and 1998. Mr. Wei was a non-executive director of HSBC Bank (China) Company Limited and The Hongkong and Shanghai Banking Corporation Limited, and was also the vice chairman of China Chain Store & Franchise Association. He was voted as one of "China's Best CEO" by FinanceAsia magazine in 2010. Mr. Wei holds a bachelor's degree in international business management from Shanghai International Studies University and has completed a corporate finance program at London Business School.

        Jian Sun will serve as our independent director, commencing from the SEC's declaration of effectiveness of our registration statement, of which this prospectus is a part. Mr. Sun currently serves as an independent director of E-House. Mr. Sun also serves as director and the chief executive officer of Home Inns & Hotels Management Inc., a NASDAQ-listed economy hotel chain company, and also serves as an independent director of Mecox Lane Limited, a NASDAQ-listed online platform for apparel and accessories company. Mr. Sun has over ten years of consumer industry experience. From 2003 to 2004, Mr. Sun served as a vice president of operations for B&Q (China) Ltd., a subsidiary of Kingfisher plc, the third largest home improvement retail group in the world, overseeing the operation of 15 B&Q superstores in China. From 2000 to 2003, Mr. Sun served as a vice president of marketing for B&Q (China) Ltd., leading B&Q's market positioning and branding efforts in China. Mr. Sun received a bachelor's degree in management from Shanghai Medical University.

        Min Fan will serve as our independent director, commencing from the SEC's declaration of effectiveness of our registration statement, of which this prospectus is a part. Mr. Fan is the co-founder of CTRIP.com International Limited, a NASDAQ listed travel service provider in China and currently serves as the vice chairman of board and president. Mr. Fan served as the chief executive officer, from January 2006 to February 2013, the chief operating officer, from November 2004 to January 2006, and the executive vice president, from 2000 to November 2004, of CTRIP.com International Limited. From 1997 to 2000, Mr. Fan served as the chief executive officer of Shanghai Travel Service Company, a leading domestic travel agency in China. From 1990 to 1997, he served as the deputy general manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. Mr. Fan received his master's degree in management sciences and bachelor's degree in industrial management sciences from Shanghai Jiao Tong University.

        Winston Li will serve as our independent director, commencing from the SEC's declaration of effectiveness of our registration statement, of which this prospectus is a part. Mr. Li currently serves as an independent director of E-House. Mr. Li is the chief financial officer of Sungy Mobile Ltd., a NASDAQ-listed provider of mobile internet products and services. Mr. Li is a director of Le Gaga Holdings Limited, a NASDAQ-listed Chinese greenhouse vegetable producer. He is also an independent director of Country Style Cooking Restaurant Chain Co., Ltd., a China-based quick service restaurant chain listed on the NYSE. From 2004 to 2010, Mr. Li served as an independent director of ZTE Corporation, a large public telecom equipment manufacturing company in China. Mr. Li served as a partner at the Hong Kong office of Linklaters LLP from 2002 to 2004 and an attorney at the Hong Kong office of Skadden Apps Slate Meagher & Flom LLP from 1997 to 2002. Mr. Li received his bachelor's degree in biochemistry from Peking University and master of science degree from the University of Michigan, Ann Arbor. He received his juris doctor degree from Columbia Law School.

        Mr. Weijie Ma has served as our co-president since January 2014. He currently serves as the deputy chief financial officer of E-House and was E-House's financial controller from August 2007 to December 2013. From August 2000 to July 2007, Mr. Ma was the financial controller of E-House's subsidiary Shanghai Real Estate Sales (Group) Co., Ltd. From July 1997 to July 2000, he was a senior auditor at Ernst & Young. Mr. Ma received a bachelor's degree from Shanghai University of Finance and Economics.

        Mr. Keyi Chen has served as our co-president since September 2011 and was the general manager of our Beijing branch from January 2011 to August 2011. Prior to that, Mr. Chen was the general manager of Beijing Jiahua Hengshun Media & Advertising Co., Ltd., an internet advertising company focused on real estate and home furnishing sectors in China, from 2007 to 2010. From 2006 to 2007, Mr. Chen served as the general manager of Langtian Interactive Advertising Co., Ltd., an affiliate to Allyes Group, an online advertising service provider in China. From 2003 to 2005, Mr. Chen founded and served as the general manager of Langtian Jiaxun Advertising Co., Ltd., which focused on internet advertising in real estate and education industries. Mr. Chen received a bachelor's degree from North China University of Technology.

        Min Chen has served as our chief financial officer since March 2014. Prior to joining Leju, Ms. Chen worked for Bank of America Merrill Lynch Hong Kong office from June 2006 to March 2014, most recently serving as managing director, head of Asia corporate finance and head of China real estate and lodging within the global corporate and investment banking division. Prior to that, Ms. Chen served as a vice president at Citigroup in New York from July 2002 to April 2006. Ms. Chen received her bachelor's degree in political science and economics from Yale University and an MBA degree from Harvard Business School.

Board of Directors

        Our board of directors will consist of nine directors upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (i) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

        We will establish two committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee and a compensation committee. We have adopted a charter for each of the two committees.

        A company of which more than 50% of the voting power is held by a single entity is considered a "controlled company" under Section 303A of the Corporate Governance Rules of the NYSE. A controlled company need not comply with the applicable NYSE corporate governance rules requiring its board of directors to have a majority of independent directors and independent compensation and nominations/corporate governance committees. Because more than 50% of the voting power of our company will be held by E-House immediately following this offering, we will qualify as a "controlled company" under the Corporate Governance Rules of the NYSE. Immediately following this offering, the company will avail itself of the controlled company exception provided under those rules. As a result, we will not have a majority of independent directors nor a separate nominating committee. In addition, our compensation committee will not consist entirely of independent directors and we will not be required to have an annual performance evaluation of the compensation committee.

Audit Committee

        Our audit committee will consist of Messrs. Zhe Wei, Min Fan and Winston Li. Mr. Zhe Wei will be the chairman of our audit committee. We have determined that Messrs. Wei, Fan and Li satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

  •
  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

  •
  reviewing with the independent auditors any audit problems or difficulties and management's response;

  •
  discussing the annual audited financial statements with management and the independent auditors;

  •
  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

  •
  reviewing and approving all proposed related party transactions;

  •
  meeting separately and periodically with management and the independent auditors; and

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  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

        Our compensation committee will consist of Mr. Li-Lan Cheng and Mr. Jian Sun, and will be chaired by Mr. Cheng. Mr. Sun satisfies the "independence" requirements of Section 303A of the Corporate Governance Rules of NYSE. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

  •
  reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

  •
  approving and overseeing the total compensation package for our executives other than the three most senior executives;

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  reviewing the compensation of our directors and making recommendations to the board with respect to it; and

  •
  periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Duties of Directors

        Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

        Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

  •
  declaring dividends and distributions;

  •
  appointing officers and determining the term of office of the officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

        Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

Employment Agreements and Indemnification Agreements

        We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, gross negligence or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer's employment without cause upon sixty days advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as set forth in the employment agreement. The executive officer may resign at any time with a one-month advance written notice.

        Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer's employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

        In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any of our customers, business of the same or similar nature to our business; (ii) solicit from any known potential customer, business which of the same or similar nature to business which has been the subject or substantially prepared to be subject of a written or oral bid, offer or proposal by us; (iii) solicit the employment or service of any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts including, but not limited to, any relationship or agreement between us and any vendor or supplier.

        We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

        For the year ended December 31, 2013, we paid an aggregate of approximately RMB2.9 million ($0.5 million) in cash to our executive officers, and we did not pay any compensation to our director. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

        In November 2013, we adopted the Leju Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares that may be issued pursuant to all awards under the plan shall initially be 10,434,783 ordinary shares, or 8% of our total outstanding shares on an as-converted and fully diluted basis as of the effective date of the plan, and will be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the plan.

        On December 1, 2013, we granted options to certain of our employees and certain of E-House's employees for the purchase of 7,192,000 ordinary shares at an exercise price of $4.60 per share, pursuant to our share incentive plan. The options expire ten years from the date of grant. The options vest ratably at each grant date anniversary over a period of three years. The grant-date fair value of the options granted was $2.21 per share. On December 16, 2013, we replaced 600,000 options granted to two of our directors with the same number of restricted shares, with all other substantive terms remaining unchanged. On January 21, 2014, we replaced 60,000 options granted to one E-House employee with the same number of restricted shares, with all other substantive terms remaining unchanged. There is no incremental compensation cost from the replacement.

        On March 18, 2014, we granted 866,000 restricted shares to certain of our employees and independent directors. The restricted shares vest ratably at each grant date anniversary over a period of three years.

        As of the date of this prospectus, a total of 6,486,000 options and a total of 1,526,000 restricted shares have been granted and are outstanding under our Leju Plan. We will recognize a total of $25.5 million of compensation cost for those options and restricted shares expected to vest over the requisite service period.

        Plan Administration.    Our board of directors, or a committee designated by our board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each option grant.

        Award Agreements.    Options and other awards granted under the plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant. In addition, the award agreement may also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities. The exercise price of granted options may be amended or adjusted in the absolute discretion of our board of directors, or a committee designated by our board of directors, without the approval of our shareholders or the recipients of the options.

        Eligibility.    We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest.

        Acceleration of Awards upon Corporate Transactions.    The outstanding awards will terminate and accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction provided that the grantee's continuous service with us shall not be terminated before that date.

        Term of the Options.    The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed ten years from the date of the grant.

        Vesting Schedule.    In general, our board of directors, or a committee designated by our board of directors, determines, or the award agreement specifies, the vesting schedule.

        Transfer Restrictions.    Awards may not be transferred in any manner by the recipient other than by will or the laws of succession and incentive share options may be exercised during the lifetime of the optionee only by the optionee.

        Termination of the Plan.    Unless terminated earlier, the plan will terminate automatically in 2023. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may impair the rights of any award recipient unless agreed by the recipient.

        The following table summarizes, the options and restricted shares granted under the plan to our senior executive officers and directors, certain employees of E-House and to other individuals as a group that are outstanding as of the date of this prospectus.

Name	Ordinary Shares Underlying Options/ restricted shares		Exercise Price/Cost ($/Share)	Date of Grant	Date of Expiration
Xin Zhou	360,000	*	4.60	December 1, 2013	N/A
Yinyu He	720,000		4.60	December 1, 2013	November 30, 2023
	100,000	*		March 18, 2014	N/A
Li-Lan Cheng	240,000	*	4.60	December 1, 2013	N/A
Charles Chao***	360,000		4.60	December 1, 2013	November 30, 2023
Canhao Huang	30,000		4.60	December 1, 2013	November 30, 2023
Zhe Wei***	60,000	*		March 18, 2014	N/A
Jian Sun***	40,000	*		March 18, 2014	N/A
Min Fan***	40,000	*		March 18, 2014	N/A
Winston Li***	40,000	*		March 18, 2014	N/A
Weijie Ma	240,000		4.60	December 1, 2013	November 30, 2023
Keyi Chen	240,000		4.60	December 1, 2013	November 30, 2023
Min Chen	500,000	*		March 18, 2014	N/A
Other individuals as a group	5,042,000	**	4.60	December 1, 2013	November 30, 2023 or N/A

Notes

(1)
All of our options and restricted shares are subject to a three-year vesting schedule, with one-third of the underlying ordinary shares vesting on each of the first, second and third anniversary of the grant date.

*
Represents restricted shares.

**
Includes options and restricted shares.

***
Each of them has accepted our appointment to be a director of our company, effective upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

 PRINCIPAL SHAREHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by each of our directors and executive officers; and each person known to us to own beneficially more than 5% of our ordinary shares.

	Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned Immediately After This Offering(1)
	Number(2)	%(3)	Number	%(3)
Directors and Executive Officers:
Xin Zhou	—	—	—	—
Yinyu He	—	—	—	—
Li-Lan Cheng	—	—	—	—
Charles Chao*	—	—	—	—
Canhao Huang	—	—	—	—
Martin Chi Ping Lau	—	—	—	—
Zhe Wei*	—	—	—	—
Jian Sun*	—	—	—	—
Min Fan*	—	—	—	—
Winston Li*	—	—	—	—
Weijie Ma	—	—	—	—
Keyi Chen	—	—	—	—
Min Chen	—	—	—	—
All Directors and Executive Officers as a Group	—	—	—	—
Principal Shareholders:
E-House (China) Holdings Limited(4)	100,798,200	84.0%	100,798,200	76.3%
Tencent Holding Limited(5)	19,201,800	16.0%	21,231,220	16.1%

*
Messrs. Charles Chao, Zhe Wei, Jian Sun, Winston Li and Min Fan have accepted our appointment to be directors of our company, effective upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

(1)
Assumes that the underwriters do not exercise the over-allotment option.

(2)
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(3)
For each person and group included in this table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus. The total number of ordinary shares outstanding as of the date of this prospectus is 120,000,000. The total number of ordinary shares outstanding after the completion of this offering will be 132,029,420, including (i) 10,000,000 ordinary shares to be sold by us in this offering in the form of ADSs, and (2) 2,029,420 ordinary shares that we will issue and sell in the private placement to Tencent concurrently with this offering, assuming the underwriters do not exercise their over-allotment option.

(4)
E-House (China) Holdings Limited is our parent company and is incorporated in the Cayman Islands, and its business address is 11/F, Qiushi Building, No. 383 Guangyan Road, Shanghai 200072, People's Republic of China. E-House (China) Holdings Limited is a reporting company under the Exchange Act and listed on the NYSE.

(5)
Represents 19,201,800 ordinary shares purchased by THL O Limited, a subsidiary of Tencent, from E-House and 2,029,420 ordinary shares we will issue and sell to THL O Limited in the private placement concurrently with this offering, pursuant to a share purchase and subscription agreement entered into between E-House, Tencent and us. See "Related Party Transactions—Transactions and Agreements with Tencent" for more information. Tencent Holding Limited is incorporated in the Cayman Islands and its business address is 29/F., Three Pacific Place, No.1 Queen's Road East, Wanchai, Hong Kong. Tencent is listed on the Hong Kong Stock Exchange.

        As of the date of this prospectus, none of our outstanding ordinary shares are held by record holders in the United States. None of our existing shareholders has different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

 RELATED PARTY TRANSACTIONS

Transactions and Agreements with E-House

        Expenses allocated from E-House for corporate selling, general and administrative services amounted to $20.2 million, $21.6 million and $15.5 million for the years ended December 31, 2011, 2012, and 2013, respectively. The amounts of these expenses were based on a variety of factors and dependent on the nature of the expenses being allocated. These expenses consist primarily of share-based compensation expenses of senior management and shared marketing and management expenses including marketing, finance, legal, technology, human resources, administration and internal audit. These allocations were made using a proportional cost allocation method based on revenues and headcount as well as estimates of actual time spent on the provision of services attributable to us. We believe that these allocations are reasonable. See the notes to our consolidated financial statements included elsewhere in this prospectus.

        For the years ended December 31, 2011, 2012, and 2013, we derived revenues in the amount of $0.6 million, $1.5 million and $10,614 from providing online advertising services to E-House. For the years ended December 31, 2011, 2012, and 2013, we recognized expenses for services provided by E-House of $6.4 million, $1.8 million and $0.9 million, respectively.

        With respect to our sales of discount coupons for property developments in Beijing, for regulatory reasons the fees for such discount coupons are collected by E-House on our behalf and either remitted to us or used to offset amounts owed by us to E-House. In the past, E-House has not charged any fee or commission for its provision of this service to us.

        We plan to enter into various agreements with E-House. See "Our Relationship with E-House" and "Risk Factors—Risks Related to Our Carve-Out from E-House and Our Relationships with E-House."

Loans Outstanding

        As of December 31, 2012 and 2013, we had outstanding loan payables to E-House in the amount of $86.3 million and $42.5 million, respectively, which are interest free and settleable on demand. The loans were advanced by E-House primarily for general working capital requirements.

        During the years ended December 31, 2011, 2012, and 2013, respectively, E-House loaned $10.6 million, $1.5 million and $1,000, respectively, to us to fund capital injections into our PRC subsidiaries. Such loans were waived by E-House pursuant to a release agreement entered into in January 2014 and have been recorded as capital contributions as of the dates on which such loans were originally made.

        For the years ended December 31, 2011, 2012 and 2013 the largest aggregate amount outstanding under loans made to us by E-House was $72.8 million, $98.7 million and $86.3 million, respectively. As of February 26, 2014 the principal amount outstanding under these loans was $44.3 million.

Transactions and Agreements with SINA

        In 2008, SINA reorganized its real estate and home furnishing websites and online real estate advertising business into a separate unit with its own legal entities, management team, advertising operations, systems and physical facilities. Pursuant to the reorganization, SINA and E-House formed a joint venture, China Online Housing, which subsequently became our wholly owned subsidiary in December 2013 as part of a corporate reorganization by E-House. The terms of the joint venture provided China Online Housing with the rights, for an initial term of ten years, to use the E-House real estate information database and operate the SINA real estate and home furnishing websites, including licenses to use SINA's trademark, domain names, website technologies and certain software.

In 2009, SINA and China Online Housing entered into an amended and restated advertising inventory agency agreement, a domain name and content license agreement, a restated trademark license agreement and a software license and support services agreement. In March 2014, we and SINA entered into an advertising inventory agency agreement, an amended and restated domain name and content license agreement, an amended and restated trademark license agreement and an amended and restated software license and support services agreement. The principal effect of the agreements entered into in March 2014 is to extend the term of our agreements with SINA through 2024.

Advertising Inventory Agency Agreement

        Under the advertising inventory agency agreement, we have the exclusive right to sell advertising to real estate, home furnishing and construction materials advertisers on all SINA non-real estate websites. We are required to pay SINA fees of approximately 15% of the revenues generated from sales of advertising on SINA non-real estate websites, subject to certain limitations on the amount of advertising that we may sell and fees payable by us to SINA based on the amount of advertising sold. In addition, we authorize SINA as our exclusive agent to sell non-real estate-related advertising on our directly operated websites. We are entitled to receive approximately 85% of the revenues generated from these sales. The initial term of the amended and restated advertising inventory agency agreement is ten years, expiring in 2024.

Domain Name and Content License Agreement

        Under the amended and restated domain name and content license agreement, an affiliate of SINA, or licensor, granted to us an exclusive license to use its five domain names, namely, house.sina.com.cn, jiaju.sina.com.cn, construction.sina.com.cn, dichan.sina.com.cn, and esf.sina.com.cn in connection with our real estate internet operations in China. In addition, the licensor also granted to us an exclusive license to use all contents, whose copyrights are owned by the licensor or owned by a third-party provider but is sub-licensable by the licensor without requiring payment of any additional fees and without violating the terms of any agreement with such third party provider, in connection with websites associated with the domain names licensed to us. For other operating contents, we may enter into an agreement with the owner independently and will be responsible for the costs associated with procuring the contents. The licenses are for an initial term of ten years expiring in 2024.

Amended and Restated Trademark License Agreement

        Under the amended and restated trademark license agreement, an affiliate of SINA granted to us a non-exclusive license to use three SINA trademarks and an exclusive license to use four SINA related trademarks in connection with our real estate online operations in China through websites located at leju.com and the websites located at house.sina.com.cn, jiaju.sina.com.cn, construction.sina.com.cn, dichan.sina.com.cn and esf.sina.com.cn. The licenses are for an initial term of ten years expiring in 2024.

Amended and Restated Software License and Support Services Agreement

        Under the amended and restated software license and support services agreement, a subsidiary of SINA, or licensor, granted to us a non-exclusive license to use (i) the proprietary software used for, among other things, internet content publishing, advertising publishing, sales management, procurement reimbursement, financial management flow, statistics, monitoring and censoring; (ii) certain current software products and interfaces necessary to facilitate our use of such current software products; (iii) the databases; (iv) certain improvements to the licensed software; and (v) related documentation and hardware, in each case to the extent such items (other than licensor improvements) exist and have been delivered to us under the software license and support service agreement executed in 2009. The licensor also provided to us infrastructure necessary to operate our websites and facilitate our use of the licensed software. In addition, the licensor also provided support services, including routine maintenance, technical support and hardware support. The licenses are for an initial term of ten years expiring in 2024 and free of any fees (subject to certain exceptions). However, to the extent that there are any reasonable, incremental costs for use of the licensed software or the infrastructure, or provision of the support services, due to a change in the business needs, we are required to reimburse the licensor for all such costs.

Transactions and Agreements with Tencent

Strategic Cooperation Agreement

        On March 10, 2014, we entered into a strategic cooperation agreement with Tencent, a provider of comprehensive internet services serving the largest online community in China. Pursuant to the strategic cooperation agreement, we and Tencent have agreed to jointly develop software and tools for use on Tencent's social communication platform, Weixin, to facilitate our opening of Weixin public accounts associated with real estate projects, which we believe will provide real estate information to Weixin users, enable us to better connect with our users through such accounts and expand payment solutions provided to users. We have agreed to adopt Weixin payment solutions as the default payment method for real estate O2O e-commerce transactions conducted by our users on Weixin. We and Tencent have also agreed to explore and pursue additional opportunities for potential cooperation, including but not limited to cooperation involving Tencent's social communications platform, including Weixin, "QQ" and "mobile QQ;" the social media service, "Tencent Weibo;" the social networking service, "Qzone;" and/or certain other Tencent wholly-owned internet properties in China.

Share Purchase and Subscription Agreement

        On March 21, 2014, we entered into a share purchase and subscription agreement with E-House and Tencent, pursuant to which Tencent has acquired from E-House 19,201,800 of our ordinary shares, or 15% of our total outstanding shares on a fully diluted basis, including all options and restricted shares and any other rights to acquire our shares that are granted and outstanding, for $180 million in cash. Concurrent with the consummation of this offering, Tencent will subscribe for an additional number of our ordinary shares, at a price per ordinary share equal to the initial public offering price per ordinary share, sufficient for Tencent to maintain a 15% equity interest in us (on a fully diluted basis, including all options and restricted shares and any other rights to acquire our shares that are granted and outstanding, and assuming the underwriters exercise their over-allotment option to purchase additional ADSs in full) as of the consummation of this offering.

        The share purchase and subscription agreement provides for certain restrictions on the transfer of the ordinary shares purchased pursuant to the share purchase and subscription agreement. For an 18-month lock-up period that commenced on the purchase date, Tencent may not directly or indirectly transfer or pledge any of the ordinary shares purchased from E-House without our prior written consent. For a six-month lock-up period that will commence upon the purchase of the ordinary shares that Tencent will subscribe for concurrent with the consummation of this offering, Tencent may not directly or indirectly transfer or pledge any of such ordinary shares without our prior written consent.

Investor Rights Agreement

        On March 31, 2014, being the closing of the sale of shares to Tencent by E-House under the share purchase and subscription agreement, we entered into an investor rights agreement with E-House and Tencent, which granted E-House and Tencent certain registration rights with respect to our ordinary shares owned by them, granted certain board representation rights to Tencent and placed certain restrictions on the transfer of our ordinary shares by E-House or Tencent.

        Demand registration rights.    Both E-House and Tencent have the right to demand that we effect a registration covering the offer and sale of their ordinary shares. E-House and Tencent are each entitled to an aggregate of three such registrations. We, however, are not required to prepare and file (i) more than two demand registration statements in any 12-month period, or (ii) any demand registration statement within 120 days following the date of effectiveness of any other registration statement. If the demand registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the demand registration exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, we will include in such demand registration, up to the maximum offering size, following the order of priority: (i) the registrable securities that the requesting parties propose to register; and (ii) any securities we propose to register and any securities with respect to which any other security holder has requested registration. If the managing underwriter determines that less than all of the registrable securities proposed to be sold can be included in such offering, then the registrable securities that are included in such offering shall be allocated pro rata among the respective requesting parties on the basis of registrable securities sought to be registered by each requesting party.

        Shelf registration rights.    Once we are eligible to file a shelf registration statement pursuant to Rule 415 promulgated under the Securities Act, both E-House and Tencent will have the right to demand that we file a shelf registration statement covering their ordinary shares. We, however, will not be required to prepare and file more than two shelf registration statements in any 12-month period.

        Piggyback registration rights.    If we propose to file a registration statement for an offering of our ordinary shares, other than in a transaction of the type referred to in Rule 145 under the Securities Act or to our employees pursuant to any employee benefit plan, then we must offer E-House and Tencent an opportunity to include in the registration all or any part of their registrable securities. If the piggyback registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the piggyback registration together with the securities being registered by us or any other security holder exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, then (i) if we initiate the piggyback registration, we will include in such registration the securities we propose to register first, and allocate the remaining part of the maximum offering size to all other selling security holders on a pro rata basis; (ii) if any holder of our securities initiated the piggyback registration, we will include, up to the maximum offering size, first the securities such initiating security holder proposes to register, then the securities of any other selling security holders on a pro rata basis, and lastly the securities we propose to register.

        Blackout periods.    We are entitled to two blackout periods, aggregating to no more than 90 days in any consecutive 12-month period, during which we can delay the filing or effectiveness of a registration statement, if we would, in the good faith judgment of our board of directors, be required to disclose in the prospectus information not otherwise then required by law to be publicly disclosed, and there is a reasonable likelihood that such disclosure, or any other action to be taken in connection with the prospectus, would materially and adversely affect or interfere with any significant financing, acquisition, merger, disposition of assets, corporate reorganization or other material transaction of negotiations involving us.

        Expenses of registration.    We will pay all expenses relating to any demand or piggyback registration, except that either E-House and Tencent shall bear and pay all (i) brokerage commissions, (ii) ADS issuance fees payable to any depositary institution, (iii) commissions, fees, spreads, discounts, transfer taxes, stamp duties, (iv) fees and expenses of its counsel or other advisers, subject to certain amounts that we will pay, and (v) their own out-of-pocket expenses, in each case, with respect to only such holder's registrable securities.

        Board representation.    For so long as Tencent is the beneficial owner of at least 10% of our issued and outstanding ordinary shares, Tencent will have the right to designate one director to our board of directors.

        Restrictions on transfer.    For so long as Tencent is the beneficial owner of at least 10% of our issued and outstanding ordinary shares, Tencent's prior written consent will be required for (i) a change of control of our company that results in certain specified entities, as agreed by us and Tencent, controlling us, (ii) the issuance, by way of a privately negotiated transaction, of equity securities representing more than 10% of our issued and outstanding share capital to certain specified entities, or (iii) the transfer or other disposition, by way of a privately negotiated transaction, of equity securities representing more than 10% of our issued and outstanding share capital by E-House to certain specified entities, in each case, subject to certain exceptions. Tencent will not, without our prior written consent, transfer or otherwise dispose, by way of a privately negotiated transaction, of our equity securities held by Tencent to certain specified entities, subject to certain exceptions.

Transactions with Certain Related Customers and Suppliers, Shareholders, Directors and Affiliates

Transactions with Related Customers and Suppliers

        Transactions with SINA.    As of December 31, 2012 and 2013, we had a payable balance of $2.5 million and $1.7 million, respectively, to SINA, representing online advertising agency fee payable to SINA. The total cost recognized for the advertising agency fee purchased from SINA was $3.5 million, $5.1 million and $6.0 million for the years ended 2011, 2012 and 2013, respectively. Mr. Charles Chao, SINA's chief executive Officer and chairman of SINA's board, serves as a co-chairman of E-House's board of directors. We also derived revenues in the amount of $0.2 million, $1,855 and nil from providing online advertising services to SINA for the years ended December 31, 2011, 2012 and 2013, respectively.

        Transactions with Beijing China Real Estate Research Association Technology Ltd., or CRERAT    CRERAT is a joint venture formed by E-House with China Real Estate Research Association and China Real Estate Association. As of December 31, 2012 and 2013, we had a payable balance of $1.1 million and nil, respectively to CRERAT, representing service purchased from CRERAT. The total expenses recognized for the services purchase from CRERAT were $0.7 million, $0.5 million and nil for the year ended December 31, 2011, 2012 and 2013, respectively.

Transactions with Management

        See "Management—Compensation of Directors and Executive Officers."

Contractual Arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu (the consolidated VIEs)

        PRC laws and regulations currently prohibit foreign investors from holding more than 50% of a foreign-invested telecommunications enterprise that provides commercial internet information services, which are one type of value-added telecommunications services. In addition, PRC laws and regulations currently do not allow foreign entities with less than two years of direct experience operating an advertising business outside of China to invest in an advertising business in China. Because of such restriction, our internet information services and advertising services activities are conducted through consolidated VIEs in China, namely Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, or the consolidated VIEs.

        Our PRC subsidiaries, Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng have entered into contractual arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu and their respective shareholders, respectively. Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng

provide technical support to Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, respectively. In addition, Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng have entered into contractual arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu and the respective existing shareholders of the applicable consolidated VIE, respectively, which provide Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng with the substantial ability to control, and be the primary beneficiary of, Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, respectively.

        Beijing Leju is 80% owned by Mr. Xudong Zhu, and 20% owned by Mr. Zuyu Ding. Each of Shanghai Yi Xin and Beijing Jiajujiu is 70% owned by Mr. Zuyu Ding and 30% owned by Mr. Weijie Ma. The contractual arrangements entered into by each VIE, its shareholders and the applicable PRC subsidiary of our Company provide each relevant PRC subsidiary with the ability to control the applicable VIEs and make such PRC subsidiary the primary beneficiary of the applicable VIE. We will operate our internet information services and advertising services businesses through our contractual arrangements with the consolidated VIEs and their respective shareholders.

Agreements that will Provide Effective Control over the consolidated VIEs

        Exclusive Call Option Agreement.    Our wholly owned indirect subsidiary, Shanghai SINA Leju, has entered into an exclusive call option agreement with our VIE, Beijing Leju, and its shareholders. Our wholly owned indirect subsidiary, Shanghai Yi Yue, has entered into an exclusive call option agreement with our VIE, Shanghai Yi Xin, and its shareholders. Our PRC subsidiary, Beijing Maiteng, has entered into an exclusive call option agreement with our VIE, Beijing Jiajujiu, and its shareholders. In each case, under the exclusive call option agreement each shareholder of the applicable VIE has granted an irrevocable and unconditional option to the applicable PRC subsidiary of our Company that will entitle such PRC subsidiary or its designated entity or individual to acquire all or part of the equity interests held by such shareholders in such VIE at its sole discretion, to the extent as permitted by the then-effective PRC laws and regulations. The consideration for such acquisition of all equity interests in the applicable VIE will be equal to the registered capital of such VIE, and if there is any limitation imposed by PRC law that requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. In addition, each such VIE has irrevocably and unconditionally granted the applicable PRC subsidiary of our Company an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of such VIE. The exercise price for purchasing the assets of such VIE will be equal to the book value of such assets unless otherwise required by the PRC law. The call option may be exercised by the applicable PRC subsidiary of our Company or any third party designated by it. Each exclusive call option agreement will terminate after all the equity interests and assets of the applicable VIE subject to the call option under such agreement have been transferred to the applicable PRC subsidiary of our Company or its designated third party pursuant to the terms and conditions of such agreement. Each of Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng is entitled to terminate the applicable exclusive call option agreement if any of the applicable consolidated VIE or its shareholders materially breaches the agreement and fails to rectify the breach within a reasonable period or within ten days upon written request from Shanghai SINA Leju, Shanghai Yi Yue or Beijing Maiteng, as applicable. The applicable consolidated VIE and its shareholders are not entitled to terminate the agreement early unless otherwise provided by PRC law.

        Loan Agreement.    Pursuant to a loan agreement among Shanghai SINA Leju, Mr. Xudong Zhu and Mr. Zuyu Ding, Shanghai SINA Leju granted an interest-free loan of RMB8.0 million to Mr. Xudong Zhu and RMB2.0 million to Mr. Zuyu Ding, respectively, solely for their capital contribution to or purchase of equity interests in Beijing Leju. Pursuant to a loan agreement among Shanghai Yi Yue, Mr. Zuyu Ding and Mr. Weijie Ma, Shanghai Yi Yue granted an interest-free loan of RMB10.5 million to Zuyu Ding and RMB4.5 million to Weijie Ma, respectively, solely for their capital contribution to Shanghai Yi Xin. Pursuant to a loan agreement among Beijing Maiteng, Mr. Zuyu Ding and Mr. Weijie Ma, Beijing Maiteng granted an interest-free loan of RMB10.5 million to Zuyu Ding and RMB4.5 million to Weijie Ma, respectively, solely for their capital contribution to Beijing Jiajujiu. Each loan under each loan agreement has a term starting from the date when the applicable lender provides such loan to the applicable borrower and ending on the earliest of (i) the twentieth anniversary of the signing date of such loan agreement; (ii) the expiry date of the applicable lender's business operation term (including any extension of such term); or (iii) the expiry date of the applicable consolidated VIE's business operation term (including any extension of such term). None of the loan agreements includes a provision for early termination by any party.

        Shareholder Voting Rights Proxy Agreement.    Our wholly owned indirect subsidiary, Shanghai SINA Leju, has entered into a shareholder voting rights proxy agreement with our VIE, Beijing Leju, and its shareholders. Our wholly owned indirect subsidiary, Shanghai Yi Yue, has entered into a shareholder voting rights proxy agreement with our VIE, Shanghai Yi Xin, and its shareholders. Our PRC subsidiary, Beijing Maiteng, has entered into a shareholder voting rights proxy agreement with our VIE, Beijing Jiajujiu, and its shareholders. Under each shareholder voting rights proxy agreement, the shareholders of each VIE have granted to any person designated by the applicable PRC subsidiary of our Company the power to exercise all voting rights to which such shareholder is then entitled as a shareholder of the applicable VIE. Each shareholder voting rights proxy agreement has a term of twenty years. If the applicable PRC subsidiary requests for extension of the term by written notice to the other parties to such agreement thirty days in advance, the term of such agreement shall automatically extend for one year after the expiry of the original term, and such extension mechanism shall continue to apply to any extended term of such agreement. Each of Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng is entitled to terminate the applicable shareholder voting rights proxy agreement if any of the applicable consolidated VIE or its shareholders materially breaches the agreement and fails to rectify the breach within a reasonable period or within ten days upon written request from Shanghai SINA Leju, Shanghai Yi Yue or Beijing Maiteng, as applicable. The applicable consolidated VIE and its shareholders are not entitled to terminate this agreement early unless otherwise provided by PRC law.

        Equity Pledge Agreement.    Our wholly owned indirect subsidiary, Shanghai SINA Leju, has entered into an equity pledge agreement with our VIE, Beijing Leju, and its shareholders. Our wholly owned indirect subsidiary, Shanghai Yi Yue, has entered into an equity pledge agreement with our VIE, Shanghai Yi Xin, and its shareholders. Our PRC subsidiary, Beijing Maiteng, has entered into an equity pledge agreement with our VIE, Beijing Jiajujiu, and its shareholders. Under each such equity pledge agreement, all of the equity interest in the applicable VIE is pledged to the applicable PRC subsidiary of our Company to guarantee the performance of the obligations of such VIE and its shareholders under the relevant exclusive call option agreement, loan agreement, shareholder voting rights proxy agreement and in the case of Beijing Leju, the exclusive technical support agreement. If any of the VIE or their respective shareholders were to breach its or such shareholder's contractual obligations, as the case may be, the applicable PRC subsidiary of our Company, as pledgee, would be entitled to certain rights, including the right to sell the pledged equity interests and to be compensated from the sales proceeds in priority. Furthermore, each shareholder of each VIE has agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interest in such VIE without the prior written consent of the applicable PRC subsidiary of our Company. The equity pledge rights of each of our PRC subsidiaries under the equity pledge agreement will expire when the applicable VIE and its shareholders have fully performed their respective obligations under each of the above agreements. None of the equity pledge agreements includes a provision for early termination by any party.

Agreement that Transfers Economic Benefits of the consolidated VIEs to Us

        Exclusive Technical Support Agreement.    Our wholly owned indirect subsidiary, Shanghai SINA Leju, has entered into an exclusive technical support agreement with our VIE, Beijing Leju. Our wholly owned indirect subsidiary, Shanghai Yi Yue, has entered into an exclusive technical support agreement with our VIE, Shanghai Yi Xin. Our PRC subsidiary, Beijing Maiteng, has entered into an exclusive technical support agreement with our VIE, Beijing Jiajujiu. Pursuant to each such exclusive technical support agreement the applicable PRC subsidiary of our Company provides the applicable VIE with a series of technical support services and is entitled to receive related fees. Each exclusive technical support agreement will expire upon dissolution of the applicable VIE. Each of Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng is entitled to terminate the applicable exclusive technical support agreement early if (i) the applicable consolidated VIE breaches the agreement, and within 30 days upon written notice, fails to rectify its breach, take sufficient, effective and timely measures to eliminate the effects of breach, and compensate for any losses incurred by the breach; (ii) the applicable consolidated VIE is bankrupt or is subject to any liquidation procedures and such procedures are not revoked within seven days; or (iii) due to any event of force majeure, the applicable consolidated VIE's failure to perform its obligations under the agreement lasts for over 20 days. Except as provided in the preceding sentence, each of Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng is entitled to terminate the agreement early at any time by sending a written notice 20 days in advance, for any reason. None of the exclusive technical support agreements includes a provision for early termination by any consolidated VIE. Unless expressly provided by this agreement, without prior written consent of the applicable PRC subsidiary of our Company, the applicable VIE may not engage any third party to provide the services offered by such PRC subsidiary under this agreement.

        In the opinion of Fangda Partners, our PRC legal counsel:

  •
  The ownership structures of Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu described above, both currently and after giving effect to this offering, are in compliance with existing PRC laws and regulations; and

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  Each of the contractual arrangements described above, in each case governed by PRC law, is valid and binding and enforceable in accordance with their respective terms based on currently effective PRC laws and regulations, and do not violate PRC laws or regulations currently in effect.

        However, as advised by Fangda Partners, our PRC legal counsel, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations, and accordingly, there can be no assurance that the PRC regulatory authorities will not ultimately take a contrary view from that of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC regulatory authorities determine that our contractual arrangements for operating our internet and advertising business in China do not comply with PRC government restrictions on foreign investment in such industries, we could be subject to severe penalties. See "Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our advertising services business and online real estate business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information service industry, we could be subject to severe penalties" and "—Our ability to enforce the equity pledge agreements between us and the shareholders of Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu may be subject to limitations based on PRC laws and regulations."

Employment Agreements

        See "Management—Employment Agreements and Indemnification Agreements."

Share Incentive Plan

        See "Management—Share Incentive Plan."

DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

        As of the date hereof, our authorized share capital consists of 500,000,000 ordinary shares with a par value of $0.001 each, of which 120,000,000 ordinary shares are issued and outstanding. Immediately upon the completion of this offering, our authorized share capital will be increased to 1,000,000,000 shares with a par value of $0.001 each.

        We plan to adopt an amended and restated memorandum and articles of association, which will become effective immediately upon completion of this offering and will replace our existing memorandum and articles of association in their entirety. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

        All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our company will not issue bearer or negotiable shares.

Register of Members

        Under Cayman Islands law, we must keep a register of members and there should be entered therein:

  •
  the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

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  the date on which the name of any person was entered on the register as a member; and

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  the date on which any person ceased to be a member.

        Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this offering, the register of members will be immediately updated to record and give effect to the issue of shares by us to the depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members should be deemed to have legal title to the shares set against their name.

        If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Dividends

        The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors (provided always that dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business).

Voting Rights

        Each shareholder of ordinary share is entitled to one vote on a show of hands or, on a poll, each holder of ordinary shares is entitled to have one vote for each share registered in his name on the register of members, on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders present in person or by proxy entitled to vote and who together hold not less than ten percent of the paid up voting share capital.

        Maples and Calder, our counsel as to Cayman Islands law, has advised that such voting structure is in compliance with current Cayman Islands law as in general terms, a company and its shareholders are free to provide in the articles of association for such rights as they consider appropriate, subject to such rights not being contrary to any provision of the Companies Law and not inconsistent with common law.

        An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

        Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

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  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

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  the instrument of transfer is in respect of only one class of shares;

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  the instrument of transfer is properly stamped, if required;

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  the ordinary shares transferred are fully paid and free of any lien in favor of us;

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  any fee related to the transfer has been paid to us; and

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  in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

        If our directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation

        On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. We are a "limited liability" company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

        Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

        We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company's profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (i) unless it is fully paid up; (ii) if such redemption or repurchase would result in there being no shares outstanding; or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

        If at any time, our share capital is divided into different classes or series of shares, all or any of the special rights attached to any class or series of shares may be varied with the consent in writing of the holders of a majority of the issued shares of that class or series or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders and Shareholder Proposals

        As a Cayman Islands exempted company, we are not obligated by the Companies Law to call shareholders' annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obligated to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

        Shareholders' annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders' meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

        Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obligated to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Election and Removal of Directors

        Unless otherwise determined by our company in general meeting, our articles provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

        The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board. Our shareholders may also appoint any person to be a director by way of ordinary resolution.

        A director may be removed with or without cause by ordinary resolution.

Proceedings of Board of Directors

        Our post-offering memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

        Our post-offering memorandum and articles of association provide that the board may from time to time at its discretion exercise all powers of our company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

        Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

Changes in Capital

        Our shareholders may from time to time by ordinary resolution:

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  increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

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  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

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  sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

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  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

        Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

        We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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  an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

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  an exempted company's register of members is not required to be open to inspection;

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  an exempted company does not have to hold an annual general meeting;

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  an exempted company may issue no par value, negotiable or bearer shares;

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  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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  an exempted company may register as a limited duration company; and

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  an exempted company may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder's shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

        Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with the NYSE rules in lieu of following home country practice after the closing of this offering.

Differences in Corporate Law

        The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

        The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company; and (ii) a "consolidation" means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors (representing 75% by value) with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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  the statutory provisions as to the required majority vote have been met;

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  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders' Suits

        In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

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  an acts which is illegal or ultra vires;

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  an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and

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  an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that our directors and officers shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person's own dishonesty, willful default or fraud, in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

        Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Directors' Fiduciary Duties

        Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

        Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering memorandum and articles of association provides that, on the requisition of shareholders holding shares representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, the board shall convene an extraordinary general meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obligated by law to call shareholders' annual general meetings.

Cumulative Voting

        Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

        Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed by ordinary resolution of our shareholders.

Transactions with Interested Shareholders

        The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation's outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

        Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

        Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

        Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

        Under the Delaware General Corporation Law, a corporation's certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Law, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

        There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors' Power to Issue Shares

        Under our post-offering memorandum and articles of association, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

 DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

        JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in a designated number of shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless certificated ADRs are specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

        The depositary's office is located at 1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401.

        You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law. Under the deposit agreement, as an ADR holder, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

        The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC's website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

        We may make various types of distributions with respect to our securities. Cash distributions will be made in U.S. dollars. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan Chase Bank, N.A. to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

        Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

  •
  Cash.  The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld; (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders; and (iii) deduction of the depositary's and/or its agents' expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis; (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis; (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time; and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

  •
  Shares.  In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

  •
  Rights to receive additional shares.  In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

  •
  sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

  •
  if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.

        We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

  •
  Other Distributions.  In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable; or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

  •
  Elective Distributions.  In the case of a dividend payable at the election of our shareholders in cash or in additional shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (i) we shall have timely requested that the elective distribution is available to ADR holders; (ii) the depositary shall have determined that such distribution is reasonably practicable; and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders generally, or any ADR holder in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

        If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

        Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

        The depositary is not responsible if it decides that it is unlawful or not reasonably practicable to make a distribution available to any ADR holders.

        There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

        The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

        Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of JPMorgan Chase Bank, N.A., as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

        The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as "deposited securities."

        Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary's direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder's name. An ADR holder can request that the ADSs not be held through the depositary's direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

        When you turn in your ADR certificate at the depositary's office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian's office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

        The depositary may only restrict the withdrawal of deposited securities in connection with:

  •
  temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends;

  •
  the payment of fees, taxes and similar charges; or

  •
  compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

        The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

  •
  to receive any distribution on or in respect of shares;

  •
  to give instructions for the exercise of voting rights at a meeting of holders of shares;

  •
  to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR; or

  •
  to receive any notice or to act in respect of other matters,

        all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

        If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. Holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. Voting instructions will not be deemed to be received until such time as the ADR department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

        We have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs. There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

        The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

        Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

        The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell

(by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

        The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

  •
  a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

  •
  a fee of up to $0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

  •
  a fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

  •
  a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

  •
  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

  •
  stock transfer or other taxes and other governmental charges;

  •
  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

  •
  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

  •
  in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

  •
  fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

        JPMorgan Chase Bank, N.A. and/or its agent may act as principal for such conversion of foreign currency.

        We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

        Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

        The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of the increase in any such fees and charges.

Payment of Taxes

        ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions; or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation (SAT) or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary. and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

        By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

        If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities; (ii) any distributions of shares or other property not made to holders of ADRs; or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

  (1)
  amend the form of ADR;

  (2)
  distribute additional or amended ADRs;

  (3)
  distribute cash, securities or other property it has received in connection with such actions;

  (4)
  sell any securities or property received and distribute the proceeds as cash; or

  (5)
  none of the above.

        If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days' notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

        The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation; and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 120th day after our notice of removal was first provided to the depositary. After the date so fixed for termination, (a) all Direct Registration ADRs shall cease to be eligible for the Direct Registration System and shall be considered ADRs issued on the ADR Register; and (b) the depositary shall use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a registered holder of ADRs. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a registered holder of ADRs, the depositary shall (a) instruct its custodian to deliver all shares to us along with a general stock power that refers to the names set forth on the ADR Register; and (b) provide us with a copy of the ADR Register. Upon receipt of such shares and the ADR Register, we have agreed to use our best efforts to issue to each registered holder a Share certificate representing the Shares represented by the ADSs reflected on the ADR Register in such registered holder's name and to deliver such Share certificate to the registered holder at the address set forth on the ADR Register. After providing such instruction to the custodian and delivering a copy of the ADR Register to us, the depositary and its agents will perform no further acts under the Deposit Agreement and the ADRs and shall cease to have any obligations under the Deposit Agreement and/or the ADRs.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

        Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

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  payment with respect thereto of (i) any stock transfer or other tax or other governmental charge; (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register; and (iii) any applicable fees and expenses described in the deposit agreement;

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  the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature; and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

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  compliance with such regulations as the depositary may establish consistent with the deposit agreement.

        The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends; (ii) the payment of fees, taxes, and similar charges; and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

        The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents, provided, however, that no such disclaimer of liability under the Securities Act of 1933 is intended by any of the limitations of liabilities provisions of the deposit agreement. In the deposit agreement it provides that neither we nor the depositary nor any such agent will be liable if:

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  any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People's Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization or other circumstance beyond our, the depositary's or our respective agents' control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

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  it exercises or fails to exercise discretion under the deposit agreement or the ADR including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

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  it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

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  it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

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  it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

        Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that the custodian (i) committed fraud or willful misconduct in the provision of custodial services to the depositary; or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

        The depositary has no obligation to inform ADR holders or other holders of an interest in any ADSs about the requirements of Cayman Islands or People's Republic of China law, rules or regulations or any changes therein or thereto.

        Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder's or beneficial owner's income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

        Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without negligence while it acted as depositary. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

        In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

        The depositary and its agents may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

        To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

        The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary's direct registration system. Registered holders of ADRs may inspect such records at the depositary's office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

        The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

        In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of shares and (ii) deliver shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which shares may not have been received (each such transaction a "pre-release"). The depositary may receive ADSs in lieu of shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the "applicant") to whom ADSs or shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares or ADSs that are to be delivered by the applicant under such pre-release; (b) agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until such shares or ADSs are delivered to the depositary or the custodian; (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares or ADSs; and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the ADR holders (other than the applicant).

Appointment

        In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

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  be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

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  appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

        The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, (i) the depositary may, in its sole discretion, elect to institute any action, controversy, claim or dispute directly or indirectly based on, arising out of or relating to the deposit agreement or the ADRs or the transactions contemplated thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination, against any other party or parties to the deposit agreement (including, without limitation, against ADR holders and owners of interests in ADSs), by having the matter referred to and finally resolved by an arbitration conducted under the terms described below; and (ii) the depositary may in its sole discretion require that any action, controversy, claim, dispute, legal suit or proceeding brought against the depositary by any party or parties to the deposit agreement (including, without limitation, by ADR holders and owners of interests in ADSs) shall be referred to and finally settled by an arbitration conducted under the terms described below. Any such arbitration shall be conducted in the English language either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

        By holding an ADS or an interest therein, registered holders of ADRs and owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have 10,000,000 ADSs outstanding, representing approximately 7.6% of our outstanding ordinary shares, assuming (i) the underwriters do not exercise their over-allotment option to purchase additional ADSs, and (ii) we issue and sell 2,029,420 ordinary shares in the private placement to Tencent concurrently with this offering. All of the ADSs sold in this offering will be freely transferable by persons other than by our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We have applied to list the ADSs on the NYSE, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

        We have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representative of the underwriters.

        Furthermore, each of our directors, executive officers and existing shareholders has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

        The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See "Underwriting."

        Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

        All of our ordinary shares outstanding prior to this offering are "restricted securities" as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

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  1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal 1,320,294 ordinary shares, assuming (i) the underwriters do not exercise their over-allotment option and (ii) we issue and sell 2,029,420 ordinary shares in the private placement to Tencent concurrently with this offering; or

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  the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

 TAXATION

        The following discussion is a summary of Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People's Republic of China and the United States. To the extent that the discussion sets forth specific legal conclusions on PRC tax law matters, it represents the opinion of Fangda Partners, our PRC legal counsel. To the extent that the discussion states definitive legal conclusions under United States federal income tax law as to the material United States federal income tax consequences of an investment in our ADSs or ordinary shares, and subject to the qualifications herein, it represents the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, our special United States counsel.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People's Republic of China Taxation

        Under the EIT Law, and its implementation rules, an enterprise established outside of the PRC with "de facto management body" within the PRC is considered a resident enterprise. The implementation rules of the EIT Law define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises including Leju Holdings Limited. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

        Although Leju Holdings Limited does not meet condition (iii) above as its primary assets in the form of shareholding in offshore entities, and its accounting books and records, company seals, and board and shareholder resolutions are located and maintained outside the PRC, there are uncertainties as to the interpretation of relevant PRC regulations including Circular 82 and condition (iii) above as well as the applicability of Circular 82 to Leju Holdings Limited, and the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body."

        If the PRC tax authorities determine that Leju Holdings Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Leju Holdings Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Leju Holdings Limited is treated as a PRC resident enterprise.

        In January 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, pursuant to which the entities that have the direct obligation to make certain payments to a non-PRC resident enterprise should be the relevant tax withholders for the non-PRC resident enterprise, and such payments include: income from equity investments (including dividends and other return on investment), interest, rents, royalties and income from assignment of property as well as other incomes subject to enterprise income tax received by non-PRC resident enterprises in China. Further, the measures provide that in case of an equity transfer between two non-PRC resident enterprises which occurs outside China, the non-PRC resident enterprise which receives the equity transfer payment must, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred should assist the tax authorities to collect taxes from the relevant non-PRC resident enterprise. The State Administration of Taxation issued an SAT Circular 59 together with the Ministry of Finance in April 2009 and a SAT Circular 698 in December 2009. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. Under SAT Circular 698, where a non-PRC resident enterprise transfers the equity interests of a PRC "resident enterprise" indirectly by disposition of the equity interests of an overseas holding company, and the overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-PRC resident enterprise, being the transferor, must report to the relevant tax authority of the PRC "resident enterprise" the indirect transfer. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC "resident enterprise" to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. In addition, the PRC "resident enterprise" should provide necessary assistance to support the enforcement of SAT Circular 698. Although it appears that SAT Circular 698 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of SAT Circular 698 and we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698.

United States Federal Income Tax Considerations

        The following discussion is a summary of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that acquires our ADSs in this offering and holds our ADSs or ordinary shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except to the extent described below, this discussion does not address any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax. Each U.S. holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares.

General

        For purposes of this discussion, a "U.S. holder" is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or (B) that has otherwise elected to be treated as a United States person.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of an investment in our ADSs or ordinary shares.

        For U.S. federal income tax purposes, a U.S. holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax. The United States Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (a "pre-release transaction"), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, each described below, could be affected by actions taken by such parties or intermediaries in respect of a pre-release transaction.

Passive Foreign Investment Company Considerations

        A non-United States corporation, such as our company, will be classified as a "passive foreign investment company," or "PFIC," for U.S. federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of its average quarterly assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company's goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

        Although the law in this regard is not entirely clear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of our consolidated affiliated entities for U.S. federal income tax purposes, and based upon our current income and assets (taking into account the proceeds from this offering) and projections as to the value of our ADSs and ordinary shares following the offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

        While we do not expect to become a PFIC in the current or future taxable years, the determination of whether we will be or become a PFIC will depend in part upon the composition of our income and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs or ordinary shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering. Among other matters, if market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

        The determination of whether we will be or become a PFIC may also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or not to treat our consolidated affiliated entities as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ADSs or ordinary shares.

        The discussion below under "Dividends" and "Sale or Other Disposition of ADSs or Ordinary Shares" is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under "Passive Foreign Investment Company Rules."

Dividends

        Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a "dividend" for U.S. federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a "qualified foreign corporation" at a reduced U.S. federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

        A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program; or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Under current IRS guidance, our ADSs will be considered readily tradable on the NYSE, which is an established securities market in the United States, for as long as the ADSs continue to be listed on such exchange. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.

        In the event that we are deemed to be a PRC "resident enterprise" and are liable to pay tax under the EIT Law, we should be eligible for the benefits of the United States-PRC income tax treaty, which the Secretary of Treasury of the United States has determined is satisfactory for purposes of clause (i) above and which includes an exchange of information provision. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would generally be eligible for the reduced rate of taxation applicable to qualified dividend income whether or not such shares are readily tradable on an established securities market in the United States. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations. Each U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.

        Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC "resident enterprise" under the EIT Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. holder is advised to consult its tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

        Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder's adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC "resident enterprise" under the EIT Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. Each U.S. holder is advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

        If we are classified as a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder's holding period for the ADSs or ordinary shares); and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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  such excess distribution and/or gain will be allocated ratably over the U.S. holder's holding period for the ADSs or ordinary shares;

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  such amount allocated to the current taxable year and any taxable years in the U.S. holder's holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income;

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  such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. holder for that year; and

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  an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

        If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

        As an alternative to the foregoing rules, a U.S. holder of "marketable stock" in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the NYSE. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs; and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder's adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

        If a U.S. holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

        Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs may continue to be subject to the general PFIC rules with respect to such U.S. holder's indirect interest in any of our non-United States subsidiaries that is classified as a PFIC.

        We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

        As discussed above under "Dividends," dividends that we pay on our ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such holder is required to file an annual report containing such information as the United States Treasury Department may require and may be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

        Certain U.S. holders are required to report information to the IRS relating to an interest in "specified foreign financial assets," including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

        In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as the representative, the following respective numbers of ADSs:

Underwriter	Number of ADSs
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
China Renaissance Securities (Hong Kong) Limited
Macquarie Capital (USA) Inc.
China Merchants Securities (HK) Co., Limited

Total	10,000,000

        The underwriting agreement provides that the underwriters are severally obligated to purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC.

        We have granted to the underwriters a 30-day option to purchase up to 1,500,000 additional ADSs at the initial public offering price less the underwriting discounts and commissions. The option may be exercised to cover any over-allotments of ADSs.

        The underwriters propose to offer the ADSs initially at the public offering price set forth on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represent a concession not in excess of $            per ADS under the public offering price. After the initial public offering the underwriters may change the offering price and concession and other selling terms.

        Neither China Renaissance Securities (Hong Kong) Limited nor China Merchants Securities (HK) Co., Limited is a broker-dealer registered with the U.S. Securities and Exchange Commission and therefore neither may make sales of any of our ADSs in the United States or to U.S. persons. China Renaissance Securities (Hong Kong) Limited and China Merchants Securities (HK) Co., Limited have agreed that they do not intend to and will not offer or sell any of our ADSs in the United States or to U.S. persons in connection with this offering.

        The following table shows the per ADS and total underwriting discounts and commissions we will pay to the underwriters, assuming no exercise and full exercise of the underwriters' option described above:

	Per ADS		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting discounts and commissions payable by us	$	$	$	$

        The expenses of this offering payable by us, not including underwriting discounts and commissions, are estimated to be approximately $5.0 million. Expenses include the SEC and the Financial Industry Regulatory Authority, or FINRA, filing fees, NYSE listing fees, printing, accounting, legal and miscellaneous expenses.

        The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the ADSs being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ordinary shares and ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, except for (i) issuances pursuant to the exercise of employee stock options outstanding on the date hereof; (ii) issuances to employees, director or officers under any employee benefit plan existing on the date hereof and the issuance of ordinary shares upon exercise of options or vesting of restricted shares that have been previously granted and are outstanding on the date hereof; or (iii) the filing of a registration statement on Form S-8 in connection with the registration of ordinary shares issuable under our existing share incentive plan.

        Our executive officers, directors and existing shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ordinary shares, ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs, establish or increase a put equivalent position or liquidate or decrease a call equivalent position in any ordinary shares or ADSs, enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs, or enter into a transaction that would have the same effect, whether any of these transactions are to be settled by delivery of our ordinary shares or ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, to establish, increase, liquidate or decrease any such position, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. The representative may release securities subject to the lock-ups at any time without public announcement.

        In addition, shares acquired by Tencent are subject to certain transfer restrictions pursuant to the share purchase and subscription agreement with us. See "Related Party Transactions—Transactions and Agreements with Tencent—Share Purchase and Subscription Agreement."

        We and E-House have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list the ADSs on the NYSE under the symbol "LEJU."

        In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act:

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  Stabilizing transactions permit bids to purchase the ADSs so long as the stabilizing bids do not exceed a specified maximum.

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  Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

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  Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

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  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to 800,000 ADSs offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved ADSs, it will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.

        Prior to this offering, there was no public market for our ordinary shares or ADSs. The initial public offering price of the ADSs was determined by negotiations between us and the representative of the underwriters. Among the factors considered in determining the initial public offering price of the ADSs were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. Neither we nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that ADSs will trade in the public market at or above the initial public offering price.

        A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

        In the ordinary course of their respective businesses, the underwriters and their affiliates have provided and may in the future provide investment banking, commercial banking, investment management, or other financial services to us and our affiliates for which they have received compensation and may receive compensation in the future.

        The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010. The address of J.P. Morgan Securities LLC is 383 Madison Avenue, New York, New York 10179. The address of China Renaissance Securities (Hong Kong) Limited is Unit 901, Agricultural

Bank of China Tower, 50 Connaught Road Central, Central, Hong Kong. The address of Macquarie Capital (USA) Inc. is 125 W 55th Street, New York, NY 10019. The address of China Merchants Securities (HK) Co., Limited is 48/F, One Exchange Square, Central, Hong Kong.

        Selling Restrictions

        No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs, where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

        Australia.    This prospectus is not a product disclosure statement, prospectus or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia), or the Act, and does not purport to include the information required of a product disclosure statement, prospectus or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material or advertisement in relation to the offer of the ADSs has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

        Accordingly, (i) the offer of the ADSs under this prospectus may only be made to persons: (a) to whom it is lawful to offer the ADSs without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act; and (b) who are "wholesale clients" as that term is defined in section 761G of the Act; (ii) this prospectus may only be made available in Australia to persons as set forth in clause (i) above; and (iii) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and the offeree agrees not to sell or offer for sale any of the ADSs sold to the offeree within twelve months after their issue except as otherwise permitted under the Act.

        Canada.    The ADSs may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

        Cayman Islands.    This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares to any member of the public in the Cayman Islands.

        European Economic Area.    In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADS to the public in that Relevant Member State at any time,

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  to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

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  to any legal entity that has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

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  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

  •
  in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of the above provision, the expression "an offer of ADSs to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        Hong Kong.    The ADSs may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong); (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder; or (iii) in other circumstances that do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

        Israel.    In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

  •
  a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

  •
  a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

  •
  an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

  •
  a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

  •
  a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

  •
  a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

  •
  an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

  •
  a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes; and (ii) involve above-average risk);

  •
  an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

  •
  an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

        Japan.    The underwriters will not offer or sell any of the ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except, in each case, pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

        People's Republic of China.    This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

        Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the ADSs are subscribed or purchased under Section 275 by a relevant person that is:

  •
  a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

  •
  to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

        Taiwan.    The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

        Switzerland.    The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

        Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the "CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

        United Arab Emirates and Dubai International Financial Centre.    This offering of the ADSs has not been approved or licensed by the Central Bank of the United Arab Emirates, or the UAE, the Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority, or the DFSA, a regulatory authority of the Dubai International Financial Centre, or the DIFC. This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, respectively, or otherwise.

        The ADSs may not be offered to the public in the UAE and/or any of the free zones. The ADSs may be offered and this prospectus may be issued, only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. The ADSs will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones.

        United Kingdom.    This prospectus does not constitute a prospectus for the purposes of the prospectus rules issued by the UK Financial Conduct Authority (the "FCA"), pursuant to section 84 of the Financial Services and Markets Act 2000 (as amended, the "FSMA"), and has not been filed with the FCA. The ADSs may not be offered or sold and will not be offered or sold to the public in the United Kingdom (within the meaning of section 102B of the FSMA) save in the circumstances where it is lawful to do so without an approved prospectus (with the meaning of the section 85 of the FSMA) being made available to the public before the offer is made. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale or any ADSs except in circumstances in which section 21(1) of the FSMA does not apply to the company. This prospectus is directed only at (i) persons who are outside the United Kingdom and (ii) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "FPO"), or (iii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49 of the FPO.

        Any investment or investment activity to which this prospectus relates is only available to and will only be engaged in with such persons and persons who do not fall within (i), (ii) or (iii) above should not rely on or act upon this communication.

 EXPENSES RELATED TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discount, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the NYSE market entry and listing fee, all amounts are estimates.

SEC Registration Fee	$31,461
FINRA Fee	37,139
NYSE Market Entry and Listing Fee	125,000
Printing and Engraving Expenses	300,000
Legal Fees and Expenses	2,242,623
Accounting Fees and Expenses	1,450,000
Miscellaneous	845,484

Total	$5,031,707

 LEGAL MATTERS

        Certain legal matters in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by O'Melveny & Myers LLP. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Fangda Partners and for the underwriters by Haiwen & Partners. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Fangda Partners with respect to matters governed by PRC law. O'Melveny & Myers LLP may rely upon Haiwen & Partners with respect to matters governed by PRC law.

 EXPERTS

        Our consolidated financial statements included in this prospectus have been audited by Deloitte Touche Tohmatsu Certificated Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The registered business address of Deloitte Touche Tohmatsu Certified Public Accountants LLP is 30/F Bund Center, 222 Yan An Road East, Shanghai, People's Republic of China.

        The statements in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus, to the extent they relate to the determination of fair value of our options and the ordinary shares underlying the options, have been reviewed and confirmed by Jones Lang LaSalle Corporate Appraisal And Advisory Limited, an independent appraiser. Such statements relating to Jones Lang LaSalle Corporate Appraisal And Advisory Limited's appraisal approach, assumptions and appraisal value are included with their consent in reliance upon the authority of such firm as an expert in valuation. The office of Jones Lang LaSalle Corporate Appraisal And Advisory Limited is located at 6/F Three Pacific Place, 1 Queen's Road East, Admiralty, Hong Kong.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC's website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

LEJU HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Leju Holdings Limited

        We have audited the accompanying consolidated balance sheets of Leju Holdings Limited and its subsidiaries (the "Group") as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

        The accompanying consolidated financial statements were prepared to present the assets and liabilities and related results of operations and cash flows of Leju Holdings Limited and its subsidiaries, one operating segment of E-House (China) Holdings Limited. These consolidated financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations and cash flows if Leju Holdings Limited and its subsidiaries had operated as a stand-alone group during the periods presented.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai China
February 26, 2014 (April 16, 2014 as to the subsequent events described in Note 15)

LEJU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollar except for share data)

	December 31,
	2012	2013
	$	$
ASSETS
Current assets:
Cash and cash equivalents	71,090,266	98,729,639
Accounts receivable, net of allowance for doubtful accounts of $7,393,312 and $9,353,689 as of December 31, 2012 and 2013, respectively	86,651,598	87,315,892
Deferred tax assets	17,317,179	27,714,132
Prepaid expenses and other current assets	3,908,863	5,556,281
Amounts due from related parties	—	3,471,958

Total current assets	178,967,906	222,787,902
Property and equipment, net	8,686,253	7,027,702
Intangible assets, net	163,204,467	128,530,140
Investment in affiliates	73,552	251,606
Goodwill	40,215,987	40,610,620
Other non-current assets	2,719,124	3,730,275

TOTAL ASSETS	393,867,289	402,938,245

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Leju of $1,718,237 and $1,422,956 as of December 31, 2012 and 2013, respectively)	1,718,237	1,422,956
Accrued payroll and welfare expenses (including accrued payroll and welfare expenses of the consolidated VIEs without recourse to Leju of $18,699,376 and $28,576,202 as of December 31, 2012 and 2013, respectively)	19,891,530	30,504,223
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Leju of $15,745,166 and $27,921,574 as of December 31, 2012 and 2013, respectively)	18,472,850	41,436,898
Other tax payable (including other tax payable of the consolidated VIEs without recourse to Leju of $8,681,802 and $11,024,857 as of December 31, 2012 and 2013, respectively)	10,022,125	18,513,869
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Leju of $77,698,115 and $47,023,449 as of December 31, 2012 and 2013, respectively)	83,142,856	4,501,371
Advance from customers and deferred revenue (including advance from customers and deferred revenue of the consolidated VIEs without recourse to Leju of $2,818,277 and $7,112,620 as of December 31, 2012 and 2013, respectively)	3,346,071	7,162,807
Liability for exclusive rights, current (including liability for exclusive rights, current of the consolidated VIEs without recourse to Leju of $16,973,230 and $8,967,972 as of December 31, 2012 and 2013, respectively)	16,973,230	8,967,972
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Leju of $5,985,768 and $7,537,471 as of December 31, 2012 and 2013, respectively)	6,093,888	11,074,223

Total current liabilities	159,660,787	123,584,319
Deferred tax liabilities (including deferred tax liabilities, non-current of the consolidated VIEs without recourse to Leju of $928,945 and $655,563 as of December 31, 2012 and 2013, respectively)	35,008,584	27,563,891
Liability for exclusive rights, non-current (including liability for exclusive rights, non-current of the consolidated VIEs without recourse to Leju of $5,918,812 and nil as of December 31, 2012 and 2013, respectively)	5,918,812	—

Total liabilities	200,588,183	151,148,210

Commitments and contingencies (Note 14)
Equity:
Ordinary shares ($0.001 par value): 500,000,000 shares authorized, 120,000,000 shares issued and outstanding, as of December 31, 2012 and 2013, respectively	120,000	120,000
Additional paid-in capital	672,821,496	686,378,493
Accumulated deficit	(485,712,966)	(443,294,132)
Subscription receivable	(120,000)	(120,000)
Accumulated other comprehensive income	3,064,865	5,621,576

Total Leju equity	190,173,395	248,705,937
Non-controlling interest	3,105,711	3,084,098

Total equity	193,279,106	251,790,035

TOTAL LIABILITIES AND EQUITY	393,867,289	402,938,245

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollar except for share data)

	Year Ended December 31,
	2011	2012	2013
	$	$	$
Revenues
E-commerce	—	26,995,814	170,204,545
Online advertising	132,076,188	138,767,288	145,444,790
Listing	5,014,575	5,532,864	19,772,181

Total revenues	137,090,763	171,295,966	335,421,516
Cost of revenues	(37,583,296)	(54,117,692)	(63,990,693)
Selling, general and administrative expenses	(121,609,646)	(163,534,947)	(226,142,936)
Goodwill impairment charge	(417,822,304)	—	—
Other operating income	13,937	153,340	599,894

Income (loss) from operations	(439,910,546)	(46,203,333)	45,887,781
Interest income	675,759	257,204	1,082,287
Other loss, net	(1,025,801)	(1,979,450)	(1,185,121)

Income (loss) before taxes and equity in affiliates	(440,260,588)	(47,925,579)	45,784,947
Income tax benefit (expense)	2,010,487	4,076,928	(3,065,725)

Income (loss) before equity in affiliates	(438,250,101)	(43,848,651)	42,719,222
Loss from equity in affiliates	(1,594)	(508)	(69,194)

Net income (loss)	(438,251,695)	(43,849,159)	42,650,028
Less: Net income attributable to non-controlling interest	579,716	910,177	125,066

Net income (loss) attributable to Leju shareholders	(438,831,411)	(44,759,336)	42,524,962

Earnings (loss) per share:
Basic	$(3.66)	$(0.37)	$0.35
Diluted	$(3.66)	$(0.37)	$0.35
Weighted average numbers of shares used in computation:
Basic	120,000,000	120,000,000	120,000,000
Diluted	120,000,000	120,000,000	120,000,000

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollar)

	Year Ended December 31,
	2011	2012	2013
	$	$	$
Net income (loss)	(438,251,695)	(43,849,159)	42,650,028
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	2,310,860	178,392	2,712,069

Comprehensive income (loss)	(435,940,835)	(43,670,767)	45,362,097
Less: Comprehensive income attributable to non-controlling interests	636,541	915,322	280,424

Comprehensive income (loss) attributable to Leju shareholders	(436,577,376)	(44,586,089)	45,081,673

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In U.S. dollar)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Subscription Receivable	Total Leju Equity	Non-controlling Interest	Total Equity
	Number	$	$	$	$	$	$	$	$
Balance at January 1, 2011	120,000,000	120,000	617,833,705	(2,122,219)	637,583	(120,000)	616,349,069	676,428	617,025,497
Net income (loss)	—	—	—	(438,831,411)	—	—	(438,831,411)	579,716	(438,251,695)
Dividend to non-controlling interest	—	—	—	—	—	—	—	(27,931)	(27,931)
Capital contribution and non-controlling interest recognized in connection with business acquisition	—	—	3,725,761	—	—	—	3,725,761	740,874	4,466,635
Share-based compensation	—	—	182,918	—	—	—	182,918	—	182,918
Changes in equity ownership on partial disposal of subsidiary	—	—	273	—	—	—	273	227	500
Cash contribution from E-House	—	—	10,649,904	—	—	—	10,649,904	—	10,649,904
Contribution from E-House	—	—	20,178,276	—	—	—	20,178,276	—	20,178,276
Deemed distribution to E-House associated with tax liability	—	—	(1,704,836)	—	—	—	(1,704,836)	—	(1,704,836)
Foreign currency translation adjustments	—	—	—	—	2,254,035	—	2,254,035	56,825	2,310,860

Balance at December 31, 2011	120,000,000	120,000	650,866,001	(440,953,630)	2,891,618	(120,000)	212,803,989	2,026,139	214,830,128
Net income (loss)	—	—	—	(44,759,336)	—	—	(44,759,336)	910,177	(43,849,159)
Capital contribution by non-controlling interest	—	—	—	—	—	—	—	252,120	252,120
Dividend to non-controlling interest	—	—	—	—	—	—	—	(8,723)	(8,723)
Share-based compensation	—	—	563,109	—	—	—	563,109	—	563,109
Changes in equity ownership on partial disposal of subsidiary	—	—	79,147	—	—	—	79,147	(79,147)	—
Cash contribution from E-House	—	—	1,500,000	—	—	—	1,500,000		1,500,000
Contribution from E-House	—	—	21,560,829	—	—	—	21,560,829	—	21,560,829
Deemed distribution to E-House associated with tax liability	—	—	(1,747,590)	—	—	—	(1,747,590)	—	(1,747,590)
Foreign currency translation adjustments	—	—	—	—	173,247	—	173,247	5,145	178,392

Balance at December 31, 2012	120,000,000	120,000	672,821,496	(485,712,966)	3,064,865	(120,000)	190,173,395	3,105,711	193,279,106
Net income (loss)	—	—	—	42,524,962	—	—	42,524,962	125,066	42,650,028
Capital contribution in connection with business acquisition	—	—	(6,459)	—	—	—	(6,459)	—	(6,459)
Capital contribution by non-controlling interest	—	—	—	—	—	—	—	36,904	36,904
Dividend to non-controlling interest	—	—	—	—	—	—	—	(338,941)	(338,941)
Share-based compensation	—	—	416,632	(106,128)	—	—	310,504	—	310,504
Cash contribution from E-House	—	—	1,000	—	—	—	1,000	—	1,000
Contribution from E-House	—	—	15,527,623	—	—	—	15,527,623	—	15,527,623
Deemed distribution to E-House associated with tax liability	—	—	(2,381,799)	—	—	—	(2,381,799)	—	(2,381,799)
Foreign currency translation adjustments	—	—	—	—	2,556,711	—	2,556,711	155,358	2,712,069

Balance at December 31, 2013	120,000,000	120,000	686,378,493	(443,294,132)	5,621,576	(120,000)	248,705,937	3,084,098	251,790,035

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollar)

	Year Ended December 31,
	2011	2012	2013
	$	$	$
Operating activities:
Net income (loss)	(438,251,695)	(43,849,159)	42,650,028
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	29,178,629	39,789,976	38,342,931
Loss from equity in affiliates	1,594	508	69,194
Allowance for doubtful accounts	1,237,266	7,437,323	6,373,132
Share-based compensation	182,918	563,109	310,504
Amortization of discounts related to liability for exclusive rights	891,441	1,882,804	935,177
Valuation allowance for deferred tax assets	—	830,348	194,892
Goodwill impairment charge	417,822,304	—	—
Others	174,596	108,108	20,664
Changes in operating assets and liabilities:
Accounts receivable	(28,966,673)	(32,403,128)	(7,325,344)
Amounts due from related parties	—	—	(3,882,437)
Prepaid expenses and other current assets	(6,532)	3,694,165	(1,531,557)
Other non-current assets	(1,340,037)	137,085	(281,717)
Accounts payable	(481,409)	1,714,590	(301,228)
Accrued payroll and welfare expenses	9,004,835	5,215,150	10,398,953
Income tax payable	5,046,403	6,032,353	20,119,753
Other tax payable	3,589,394	3,503,762	8,320,720
Amounts due to related parties	17,386,292	21,655,567	(21,644,489)
Other current liabilities	4,421,394	(1,027,347)	8,930,136
Deferred taxes	(8,715,860)	(11,960,473)	(18,276,332)

Net cash provided by operating activities	11,174,860	3,324,741	83,422,980

Investing activities:
Deposit for and purchase of property and equipment and intangible assets	(14,084,196)	(18,180,574)	(16,957,279)
Purchase of subsidiaries, net of cash acquired	(12,555,578)	—	—
Investment in affiliates	—	—	(246,027)
Proceeds from disposal of property and equipment	21,640	21,335	546,373

Net cash used in investing activities	(26,618,134)	(18,159,239)	(16,656,933)

Financing activities:
Contribution from non-controlling interest	—	252,120	36,904
Proceeds of loans from (Refund loans to) related parties	16,187,160	19,761,083	(43,818,894)
Advance from related parties	—	—	2,760,000
Contribution from E-House	10,649,904	1,500,000	1,000
Dividends to non-controlling interests	(27,931)	(8,723)	(338,941)

Net cash provided by (used in) financing activities	26,809,133	21,504,480	(41,359,931)

Effect of exchange rate changes on cash and cash equivalents	1,343,080	166,157	2,233,257

Net increase in cash and cash equivalents	12,708,939	6,836,139	27,639,373
Cash and cash equivalents at the beginning of the year	51,545,188	64,254,127	71,090,266

Cash and cash equivalents at the end of the year	64,254,127	71,090,266	98,729,639

Supplemental disclosure of cash flow information:
Income taxes paid	1,839,695	1,008,454	1,478,483
Non-cash investing and financing activities:
Non-controlling interest recognized in connection with business acquisition	740,874	—	—
Additional paid in capital recognized in connection with business acquisition	—	—	(6,459)
Consideration payable for amount recognized in purchase of exclusive rights	(35,239,205)	(22,892,042)	(8,967,972)
Additional paid-in capital recognized in connection with business acquisition	3,725,761	—	—
Amount due from E-House for proceeds related to partial disposal of subsidiary	500	—	—
Other receivable from non-controlling interest for capital injection	5,508	—	—
Related party loans waived and recorded as a capital contribution	10,649,904	1,500,000	1,000
Related party payable recorded as a capital contribution	20,178,276	21,560,829	15,527,623
Deemed distribution to E-House associated with tax liability	(1,704,836)	(1,747,590)	(2,381,799)

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

1. Organization and Principal Activities

        Leju Holdings Limited (the "Company" or "Leju") was incorporated on November 20, 2013 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company, through its subsidiaries and consolidated variable interest entities ("VIEs"), is principally engaged in providing online advertising, e-commerce services and listing services in the People's Republic of China ("PRC"). The Company, its subsidiaries and consolidated VIEs are collectively referred to as the "Group."

        E-House (China) Holdings Limited ("E-House Holdings") is the Company's parent company. E-House Holdings, its subsidiaries and VIEs, excluding the Group, are collectively referred to as "E-House."

        On February 24, 2008, E-House entered into a joint venture agreement with SINA Corporation ("SINA") to form China Online Housing Technology Corporation ("COHT"), a joint venture to operate SINA's real estate and home furnishing channels and related business and provide online advertising services related to the real estate and home furnishing industries in China through a consolidated VIE, Beijing Yisheng Leju Information Service Co., Ltd. ("Beijing Leju"). SINA and E-House owned 66% and 34%, respectively, of the equity interest in COHT.

        In October 2009, China Real Estate Information Corporation ("CRIC"), a subsidiary of E-House, acquired SINA's 66% interest in COHT and COHT became a wholly-owned subsidiary of CRIC.

        In April 2012, E-House Holdings acquired all the outstanding shares of CRIC that it did not already own (the "Merger"). As a result, CRIC became a wholly-owned subsidiary of E-House Holdings. E-House retained the controlling interest in CRIC before and after the Merger.

        In October 2010, CRIC established a new subsidiary, Omnigold Holdings Limited ("Omnigold"), in the British Virgin Islands. In March 2012, COHT transferred its assets and staff relating to the home furnishing business to Beijing Jiajujiu E-Commerce Co., Ltd. ("Beijing Jiajujiu"), which is a VIE controlled by Omnigold.

        In June 2011, CRIC established another subsidiary, China E-Real Estate Holdings Limited ("E-Real"), in the British Virgin Islands. In November 2011, Shanghai Yi Xin E-Commerce Co., Ltd. ("Shanghai Yi Xin"), was established to operate e-commerce business. Shanghai Yi Xin is a VIE controlled by E-Real through contractual arrangements.

        E-House City Rehouse Real Estate Agency (Shanghai) Limited ("City Rehouse") was incorporated in 2010 as a wholly owned subsidiary of E-House China (Tianjin) Holdings Limited ("E-House Tianjin"), a company incorporated in the British Virgin Islands and ultimately wholly controlled by E-House Holdings. Historically City Rehouse was engaged in providing secondary real estate brokerage services in Shanghai and e-commerce business. As part of the Reorganization as defined below, the secondary real estate brokerage services have been transferred to entities outside of the Group, and City Rehouse will only be engaged in e-commerce business subsequent to the Reorganization. Therefore the historical financial results associated with the secondary real estate brokerage services were not included in the Group's consolidated financial statements, while the historical financial results of e-commerce business have been included in the consolidated financial statements for all periods presented.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

1. Organization and Principal Activities (Continued)

        In December 2013, E-House transferred all its equity interests in COHT, Omnigold, E-Real and E-House Tianjin to the Company. The restructuring process has been accounted for as a legal reorganization of entities under common control (the "Reorganization").

        Upon incorporation, the Company had 500,000,000 ordinary shares authorized, 50,000 ordinary shares issued and outstanding with a par value of $1.00 per share, all of which were held by E-House Holdings. On December 19, 2013, the Company effected a 1:1,000 share split, resulting in 50,000,000 ordinary shares issued and outstanding with a par value of $0.001 per share. The Company also issued additional 70,000,000 ordinary shares to E-House Holdings for par value, or $70,000. As a result, the Company has 120,000,000 ordinary shares issued and outstanding, all of which are held by E-House Holdings. The ordinary share issuance to E-House Holdings has been retroactively reflected for all periods presented herein.

        In addition, E-House historically has provided intercompany loans to COHT, Omnigold and E-House Tianjin in order for these entities to fund capital injections of their respective PRC subsidiaries. These loans were capital in nature and considered permanently invested in the subsidiaries. As part of the Reorganization, E-House transferred such investments to the Company in the legal form of waived loans, which were reflected as a capital contribution from E-House in the Company's consolidated statements of changes in equity. The accompanying consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented, and the waived loans were reflected as a capital contribution as of the date such loans were originally made due to their nature of capital investment.

        The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2013:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai SINA Leju Information Technology Co., Ltd ("Shanghai SINA Leju")	08-May-08	PRC	100%
City Rehouse	04-Mar-10	PRC	100%
Shanghai Yi Yue Information Technology Co., Ltd ("Shanghai Yi Yue")	16-Sep-11	PRC	100%
Beijing Maiteng Fengshun Science and Technology Co., Ltd ("Beijing Maiteng")	04-Jan-12	PRC	90%
Beijing Leju	13-Feb-08	PRC	VIE
Shanghai Yi Xin	05-Dec-11	PRC	VIE
Beijing Jiajujiu	22-Mar-12	PRC	VIE

        The consolidated financial statements have been prepared on a carve-out basis and represent the assets and liabilities and the related results of operations and cash flows of the Group, which represent the online segment of E-House. The financial data of previously separate entities have been combined, to the extent included in the online segment of E-House, for all periods presented as all such entities were under common control. However, such presentation may not necessarily reflect the results of operations, financial position and cash flows if the Group had actually existed on a stand-alone basis

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

1. Organization and Principal Activities (Continued)

during the periods presented. Transactions between the Group and E-House are herein referred to as related party transactions.

        In connection with a contemplated initial public offering (the "offering") of the Company, the Company entered into non-competition arrangements with E-House Holdings, according to which E-House has agreed not to compete with the Group in online services business anywhere in the world and the Group has agreed not to compete with E-House in any services currently provided or contemplated by E-House other than online services. Prior to these non-competition arrangements, E-House and the Group did not have competition in the services provided.

        The consolidated financial statements include the Group's direct expenses as well as allocations for various selling, general and administrative expenses of E-House that are not directly related to online services. These expenses consist primarily of share-based compensation expenses of senior management and shared marketing and management expenses including accounting, administrative, marketing, internal control, customer service support and legal support services. These allocations were made using a proportional cost allocation method and were based on revenues, headcount as well as estimates of actual time spent on the provision of services attributable to the Group. Management believes these allocations are reasonable. Total selling, general and administrative expenses allocated from E-House are $20,178,276, $21,560,829 and $15,527,623 for the years ended December 31, 2011, 2012 and 2013, respectively. General corporate expenses allocated from E-House are recorded as capital contribution by E-House. Income tax provision reflected in the Company's Consolidated Statements of Operations is calculated based on a separate return basis as if the Group had filed a separate tax return.

2. Summary of Principal Accounting Policies

(a)
Basis of presentation

        The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(b)
Basis of consolidation

        The consolidated financial statements include the financial statements of Leju, its majority owned subsidiaries and its VIEs, Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu. All inter-company transactions and balances have been eliminated in consolidation.

        The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

The VIE arrangements

        PRC regulations currently prohibit or restrict foreign ownership of companies that provide internet content and advertising services. To comply with these regulations, the Group provides such activities

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

2. Summary of Principal Accounting Policies (Continued)

relating to real estate projects through its VIEs and their subsidiaries. To provide the Group effective control over and the ability to receive substantially all of the economic benefits of its VIEs and their subsidiaries, certain of the Company's subsidiaries, Shanghai SINA Leju, Shanghai Yi Yue and Maiteng (collectively, the "Foreign Owned Subsidiaries") entered into a series of contractual arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu (collectively the "VIEs") and their respective shareholders, respectively, as summarized below:

Name of Foreign Owned Subsidiaries	Foreign Owned Subsidiaries' Economic Ownership of VIES	Name of VIEs	Activities of VIEs
Shanghai SINA Leju	100%	Beijing Leju	Operate the online advertising and listing business
Shanghai Yi Yue	100%	Shanghai Yi Xin	Operate the e-commerce business
Beijing Maiteng	100%	Beijing Jiajujiu	Operate the online home furnishing business

        The VIEs hold the requisite licenses and permits necessary to conduct internet content and advertising services activities relating to real estate projects from which foreign ownership of companies are prohibited or restricted. In addition, the VIEs hold leases and other assets necessary to operate such business and generate a majority of the Group's revenues.

Agreements that Transfer Economic Benefits of the VIEs to the Group

        Exclusive Consulting and Technical Support Agreement.    Pursuant to an exclusive consulting and technical support agreement between the Foreign Owned Subsidiaries and the respective VIEs, the Foreign Owned Subsidiaries provide the respective VIEs with a series of consulting and technical support services and are entitled to receive related fees. The term of this exclusive technical support agreement will expire upon dissolution of the VIEs. Unless expressly provided by this agreement, without prior written consent of the Foreign Owned Subsidiaries, the VIEs may not engage any third party to provide the services offered by the Foreign Owned Subsidiaries under this agreement.

Agreements that Provide Effective Control over VIEs

        Exclusive Call Option Agreement.    Each of shareholders of the VIEs has entered into an exclusive call option agreement with the respective Foreign Owned Subsidiaries. Pursuant to these agreements, each of the shareholders of the VIEs has granted an irrevocable and unconditional option to the respective Foreign Owned Subsidiaries or their designees to acquire all or part of such shareholder's equity interests in VIEs at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in the VIEs will be equal to the registered capital of the VIEs, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. In addition, the VIEs irrevocably and unconditionally granted the respective Foreign Owned Subsidiaries an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of the VIEs. The exercise price for purchasing the assets of the VIEs will be equal to their respective

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

2. Summary of Principal Accounting Policies (Continued)

book values, and if PRC law requires the price to be greater than the book value, the price will be the minimum amount as permitted by PRC law. The call option may be exercised by the respective Foreign Owned Subsidiaries or their designees.

        Loan Agreement.    Under the loan agreement among shareholders of the VIEs and the respective Foreign Owned Subsidiaries, the respective Foreign Owned Subsidiaries granted an interest-free loan to the shareholders of the VIEs, solely for their purchase of the equity interest of the VIEs, investing or operating activities conducted in the VIEs. Each loan agreement has a term of twenty years.

        Shareholder Voting Right Proxy Agreement.    Each of the shareholders of the VIEs irrevocably grant any person designated by the respective Foreign Owned Subsidiaries the power to exercise all voting rights to which he will be entitled to as shareholder of the VIEs at that time, including the right to declare dividends, appoint and elect board members and senior management members and other voting rights.

        Each shareholder voting right proxy agreement has a term of twenty years, unless it is early terminated by all parties in writing or pursuant to provision of this agreement. The term of the agreement will be automatically extended for one year upon the expiration, if the Foreign Owned Subsidiary gives the other parties written notice requiring the extension thereof and the same mechanism will apply subsequently upon the expiration of each extended term.

        Equity Pledge Agreement.    Each of the shareholders of the VIEs has also entered into an equity pledge agreement with the respective Foreign Owned Subsidiaries. Pursuant to which these shareholders pledged their respective equity interest in the VIEs to guarantee the performance of the obligations of the VIEs. The Foreign Owned Subsidiaries, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the equity pledge agreement, each shareholder of the VIEs cannot transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in the VIEs without the prior written consent of the respective Foreign Owned Subsidiaries. The equity pledge right enjoyed by the Foreign Owned Subsidiaries will expire when shareholders of the VIEs have fully performed their respective obligations under the above agreements. The equity pledges of the VIEs have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC.

Risks in relation to the VIE structure

        The Company believes that the Foreign Owned Subsidiaries' contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements and the interests of the shareholders of the VIEs may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

        The Company's ability to control the VIEs also depends on the power of attorney the Foreign Owned Subsidiaries have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

2. Summary of Principal Accounting Policies (Continued)

        In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, the Foreign Owned Subsidiaries or the VIEs.

        The Company, through its subsidiaries and through the contractual arrangements, has (1) the power to direct the activities of the VIEs that most significantly affect the entity's economic performance and (2) the right to receive benefits from the VIEs. Accordingly, the Company is the primary beneficiary of the VIEs and has consolidated the financial results of the VIEs.

        The following financial statement amounts and balances of the Group's VIEs were included in the accompanying consolidated financial statements:

	As of December 31,
	2012	2013
	$	$
Cash and cash equivalents	51,356,489	63,801,470
Accounts receivable, net of allowance for doubtful accounts	87,651,729	86,715,012
Other current assets	19,556,968	29,037,648

Total current assets	158,565,186	179,554,130
Total non-current assets	50,581,591	35,676,076

Total assets	209,146,777	215,230,206

Accounts payable	1,718,237	1,422,956
Accrued payroll and welfare expenses	18,699,376	28,576,202
Income tax payable	15,745,166	27,921,574
Other tax payable	8,681,802	11,024,857
Amounts due to related parties	77,698,115	47,023,449
Advance from customers	2,818,277	7,112,620
Liability for exclusive rights, current	16,973,230	8,967,972
Other current liabilities	5,985,768	7,537,471

Total current liabilities	148,319,971	139,587,101
Deferred tax liabilities, non-current	928,945	655,563
Liability for exclusive rights, non-current	5,918,812	—

Total liabilities	155,167,728	140,242,664

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

2. Summary of Principal Accounting Policies (Continued)

	Year Ended December 31,
	2011	2012	2013
	$	$	$
Total revenues	116,401,191	163,242,652	316,271,620
Cost of revenues	(37,080,201)	(53,279,068)	(58,253,716)
Net income (loss)	(6,574,649)	(1,554,046)	1,285,139
Net cash provided by operating activities	13,996,068	15,967,793	64,832,510
Net cash used in investing activities	(25,974,623)	(17,543,318)	(16,640,090)
Net cash provided by (used in) financing activities	(4,673,491)	26,686,813	(37,824,941)

        There are no consolidated VIEs' assets that are collateral for the VIEs' obligations or are restricted solely to settle the VIEs' obligations. The Company has not provided any financial support that it was not previously contractually required to provide to the VIEs.

(c)
Use of estimates

        The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group's financial statements include useful lives and valuation of long-lived assets, evaluation of goodwill, allowance for doubtful accounts, assumptions related to share-based compensation arrangements, assumptions related to the consolidation of entities in which the Group holds variable interests, valuation allowance on deferred tax, and selling price hierarchy in multiple-deliverable revenue arrangements.

(d)
Fair value of financial instruments

        The Group records certain of its financial assets and liabilities at fair value on a recurring basis. Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

        The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

        Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

        Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

2. Summary of Principal Accounting Policies (Continued)

liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

        Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

        There are no assets measured at fair value on a recurring basis.

        Assets measured at fair value on a nonrecurring basis include the fair value measurement of the Group in goodwill impairment testing (Note 6) based on Level 3 inputs in 2011. The impairment loss based on Level 3 fair value measurements was $417,822,304, recognized as goodwill impairment charge in consolidated statements of operations for the year ended December 31, 2011. There were no assets or liabilities measured at fair value on a nonrecurring basis in 2012 and 2013.

        For cash and cash equivalents, accounts receivable, other receivables, accounts payable, other payables, and amounts due from/to related parties, the carrying value approximates the fair value due to their short-term nature. The fair value of the non-current portion of liabilities for exclusive rights was $5,918,812 and nil as of December 31, 2012 and 2013, respectively. The fair value was estimated using a discounted cash flows method by discounting the estimated future collections or payments using the Company's incremental borrowing rate for an instrument with similar terms on the measurement date. As the future cash flows from collections or payments were management's best estimates based on information available on the valuation date, which were not observable or cannot be corroborated with market information, the fair value measurements were classified as Level 3 measurements. Any change in the estimated timing of cash inflow or outflow would result in a change in the fair value measurement in the same direction.

(e)
Business combinations

        Business combinations are recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair market value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill.

(f)
Cash and cash equivalents

        Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

(g)
Investment in affiliates

        Affiliated companies are entities over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence.

        Investments in affiliates are accounted for by the equity method of accounting. Under this method, the Group's share of the post-acquisition profits or losses of affiliated companies is recognized in the income statement and its share of post-acquisition movements in other comprehensive income is

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

2. Summary of Principal Accounting Policies (Continued)

recognized in other comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group's interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group's share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company.

        The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group has not recorded any impairment losses in any of the periods reported. As of December 31, 2012 and 2013, the Group determined that no such events were present.

(h)
Property and equipment, net

        Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Buildings	30 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years

        Gains and losses from the disposal of property and equipment are included in income from operations.

(i)
Intangible assets, net

        Acquired intangible assets mainly consist of advertising agency agreement and license agreements with SINA, exclusive rights with Baidu, Inc. ("Baidu"), customer relationships, Database license, and non-compete agreements from business combinations and are recorded at fair value on the acquisition date. All intangible assets, with the exception of customer relationships, are amortized ratably over the contract period. Intangible assets resulting out of acquired customer relationships are amortized based on the timing of the revenue expected to be derived from the respective customer.

(j)
Impairment of long-lived assets

        The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

2. Summary of Principal Accounting Policies (Continued)

(k)
Impairment of goodwill and indefinite lived intangible assets

        The Group performs an annual goodwill impairment test comprised of two steps. The first step compares the fair value of the Group to its carrying amount, including goodwill and indefinite lived intangible assets. If the fair value of the Group exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of the Group exceeds its fair value, the second step compares the implied fair value of goodwill and indefinite lived intangible assets to the carrying value of the Group's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the Group. The excess of the fair value of the Group over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

        Management performs a goodwill impairment test at the Group level as of December 31 of each year or when there is a triggering event causing management to believe it is more likely than not that the carrying amount of goodwill may be impaired.

        Intangible assets with an indefinite life are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized equal in amount to that excess.

(l)
Income taxes

        Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the classification of the related assets and liabilities for financial reporting purposes.

        The Group only recognizes tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that the Group recognizes is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. The Group records interest and penalties as a component of income tax expense.

(m)
Share-based compensation

        Share-based compensation cost is measured on the grant date, based on the fair value of the award, and recognized as an expense over the requisite service period. Management has made an

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

2. Summary of Principal Accounting Policies (Continued)

estimate of expected forfeitures and recognizes compensation cost only for those equity awards expected to vest.

(n)
Revenue recognition

        The Group recognizes revenue when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of sales related taxes.

        The Group generates real estate online revenues principally from e-commerce, online advertising, and listing services.

        The Group e-commerce services primarily include discount coupon advertising and online property auctions. The Group also provides property viewing and pre-sale customer support free of charge in connection with the sale of discount coupons and online property auctions. E-commerce revenues are principally generated from selling discount coupons to potential property buyers. Those discount coupons allow buyers to purchase specified properties from real estate developers at discounts greater than the face value of the fees charged by the Group. The discount coupons are refundable to the buyers at any time before they are used to purchase the specified properties. The Group recognizes such e-commerce revenues upon obtaining confirmation letters that prove the use of coupons by property buyers, and when collections are reasonably assured. Revenues are recognized based on the net proceeds received as the Group acts as a marketing agent of the property developer in the transaction.

        Revenue from online advertising services is generated principally from online advertising arrangements, sponsorship arrangements, and to a lesser extent, outsourcing arrangements, and keyword advertising arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of the Group's websites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on the Group's websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship arrangements are recognized ratably over the contract period. The Group also generates online advertising revenues from outsourcing certain regional sites for a fixed period of time to local outsourcing partners, who are responsible for both website operation and related advertising sales. Advertising revenues from hosted websites are recognized ratably over the term of the contract. Keyword advertising revenues are recognized ratably over the contract period when collectability is reasonably assured.

        The Group also provides listing services to real estate brokers. Listing services entitle real estate brokers to post and make changes to information for properties in a particular area on the website for a specified period of time, in exchange for a fixed fee. Listing revenues are recognized ratably over the contract period of display when collectability is reasonably assured.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

2. Summary of Principal Accounting Policies (Continued)

        Effective January 1, 2011, the Group adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2009-13, "Multiple-Deliverable Revenue Arrangements," prospectively for all new and materially modified arrangements. ASU 2009-13 requires the Group to allocate revenue to arrangement deliverables using the relative selling price method.

        There are no multiple elements arrangements within the services provided by the Group. However, E-House has multiple element arrangements that may include provision of online advertising services provided by the Group. The multiple element arrangements may affect the revenue recognition of the Group. E-House has determined that each of the deliverables is considered a separate unit of account as each has value to the customer on a stand-alone basis and has been sold separately on a stand-alone basis, there is no general right of return on delivered items and the delivery or performance of the undelivered item(s) is considered probable and substantially in the control of E-House.

        E-House allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence ("VSOE") if available; (ii) third-party evidence ("TPE") if VSOE is not available; and (iii) best estimate of selling price ("BESP") if neither VSOE nor TPE is available.

        VSOE. E-House determines VSOE based on its historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, E-House requires that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. E-House has historically priced its commission rate for the primary real estate services, periodic consulting services, subscription for the CRIC system and online advertising within a narrow range. As a result, E-House has used VSOE to allocate the selling price for these services when they are elements of a multiple element arrangement.

        TPE. When VSOE cannot be established for deliverables in multiple element arrangements, E-House applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, E-House's marketing strategy differs from that of its peers and its offerings contain a significant level of differentiation such that the comparable pricing of services with similar functionality cannot be obtained. Furthermore, E-House is unable to reliably determine what similar competitor services' selling prices are on a stand-alone basis. As a result, E-House has not been able to establish selling price based on TPE.

        BESP. When it is unable to establish selling price using VSOE or TPE, E-House uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which E-House would transact a sale if the service were sold on a stand-alone basis. E-House determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charged for similar offerings, market conditions, specification of the services rendered and pricing practices. E-House has used BESP to allocate the selling price of project-based consulting service and promotional event services under these multiple element arrangement. The process for determining BESP involves management judgment. E-House's process considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. If the facts and

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

2. Summary of Principal Accounting Policies (Continued)

circumstances underlying the factors E-House considers change, or should subsequent facts and circumstances lead E-House to consider additional factors, E-House's BESP could change in future periods. E-House regularly reviews the evidence of selling price for its services and maintains internal controls over the establishment and updates of these estimates. There were no material changes in estimated selling price for its services during the years ended December 31, 2011, 2012 and 2013, nor does E-House expect a material changes in BESP in the foreseeable future.

        If E-House had applied the provisions of ASU 2009-13 for the year ended December 31, 2010, there would have been no material effect on revenue during that period. Additionally, the adoption of ASU 2009-13 did not have a material effect on revenue for the years ended December 31, 2011, 2012 and 2013 when compared to the revenue that would have been recognized under the guidance in effect prior to adoption of ASU 2009-13. The effect of adopting this guidance in future periods will depend on the nature of E-House's customer arrangements in those periods, including the nature of services included in those arrangements, the magnitude of revenue associated with certain deliverables in those arrangements, and the timing of delivery of the related services in those arrangements, among other considerations.

        The total amounts of revenue earned by the Group related to agreements that have been accounted for as multiple element arrangements by E-House were $6,389,565, $8,278,656, and $5,556,867 in 2011, 2012 and 2013, respectively.

        Deferred revenues are recognized when payments are received in advance of revenue recognition.

(o)
Cost of revenue

        Cost of revenue consists of costs associated with the production of websites, which includes fees paid to third parties for internet connection, content and services, editorial personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid to SINA for advertising on non-real estate channels.

(p)
Advertising expenses

        Advertising expenses consist primarily of costs for the promotion of corporate image, product marketing and direct marketing. The Company expenses all advertising costs as incurred and classifies these costs under sales and marketing expense. The nature of the Company's direct marketing activities is such that they are intended to attract subscribers for the online advertising and potential property buyers to purchase the discount coupons. The Group incurred advertising expenses amounting to $31,006,051, $44,876,635 and $96,288,501 for the years ended December 31, 2011, 2012 and 2013, respectively.

(q)
Foreign currency translation

        The functional currency of the Company is the United States dollar ("U.S. dollar") and is used as the reporting currency of the Group. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

2. Summary of Principal Accounting Policies (Continued)

date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of changes in equity and comprehensive income.

        The financial records of certain of the Company's subsidiaries are maintained in local currencies other than the U.S. dollar, such as Renminbi ("RMB") and Hong Kong dollar ("HKD"), which are their functional currencies. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur. Transaction gains and losses are recognized in the consolidated statements of operations.

        The Group recorded an exchange loss of $134,360, $96,646 and $249,944 for the years ended December 31, 2011, 2012 and 2013, respectively, as a component of other loss, net.

(r)
Government subsidies

        Government subsidies include cash subsidies received by the Company's subsidiaries in the PRC from local governments. These subsidies are generally provided as incentives for conducting business in certain local districts. Cash subsidies of $13,937, $153,340 and $599,894 were included in other operating income for the years ended December 31, 2011, 2012 and 2013, respectively. Subsidies are recognized when cash is received and when all the conditions for their receipt have been satisfied.

(s)
Concentration of credit risk

        Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable. The Group places its cash and cash equivalents with reputable financial institutions.

        The Group regularly reviews the creditworthiness of its customers, and requires collateral or other security from its customers in certain circumstances when accounts receivables' aging is over one year. The Group establishes an allowance for doubtful accounts primarily based upon factors surrounding the credit risk of specific customers, including creditworthiness of the clients, aging of the receivables and other specific circumstances related to the accounts.

        Movement of the allowance for doubtful accounts for accounts receivable is as follows:

	Year Ended December 31,
	2011	2012	2013
	$	$	$
Balance as of January 1	4,649,370	4,749,752	7,393,312
Provisions for doubtful accounts	1,237,266	7,437,323	6,373,132
Write offs	(1,370,987)	(4,808,614)	(4,667,466)
Changes due to foreign exchange	234,103	14,851	254,711

Balance as of December 31	4,749,752	7,393,312	9,353,689

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

2. Summary of Principal Accounting Policies (Continued)

        The allowance for other receivables was nil for all periods presented.

(t)
Earnings per share

        Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

        Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

        The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
Net income (loss) attributable to Leju ordinary shareholders—basic and diluted	$(438,831,411)	$(44,759,336)	$42,524,962

Weighted average number of ordinary shares outstanding—basic and diluted	120,000,000	120,000,000	120,000,000

Basic and Diluted earnings (loss) per share	$(3.66)	$(0.37)	$0.35

        Diluted earnings (loss) per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Year Ended December 31,
	2011	2012	2013
Share options and restricted shares	—	—	599,333

(u)
Non-controlling interest

        Non-controlling interest are classified as a separate line item in the equity section and disclosures in the Company's consolidated financial statements have distinguished the interest of Leju from the interest of non-controlling interest holders.

(v)
Comprehensive income

        Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income and foreign currency translation adjustments.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

2. Summary of Principal Accounting Policies (Continued)

(w)
Recently issued accounting pronouncements

        In March 2013, the FASB issued ASU 2013-05 related to parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This ASU is effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. It should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity's fiscal year of adoption. The adoption of the amendments will not have a material impact on the Group's consolidated financial statements.

        In July 2013, the FASB issued ASU 2013-11 which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The ASU requires that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of the amendments will not have a material impact on the Group's consolidated financial statements.

3. Acquisitions of Subsidiaries

        In August 2011, the Group acquired Beijing Jiahua Xinlian Media Advertisement Co., Ltd. ("Beijing Jiahua"), a real estate advertisement agency, for a cash consideration of $9,416,363 and a 16% equity interest of the Group's subsidiary Beijing Yisheng Leju Advertisement Co., Ltd. ("Beijing Advertisement"), which had a fair value of $3,398,954. The purpose of the acquisition was to expand the Group's online advertising business by leveraging Beijing Jiahua's advertising network. The goodwill mainly reflected the competitive advantages the Company expected to realize from Beijing Jiahua's standing in the online advertising agency industry, including synergies related to sales and distribution,

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

3. Acquisitions of Subsidiaries (Continued)

and growth prospects for higher sales volumes and improved market position, which do not qualify for separate recognition of intangible assets.

        The transaction was accounted for using the purchase method with the purchase price allocated as follows:

	Allocated Value	Amortization Period
	$
Total tangible assets acquired	78,775
Liabilities assumed	(468)
Customer relationship	3,307,686	7.3 years
Non-compete agreements	953,596	2.6 years
Goodwill	9,541,048
Deferred tax liabilities	(1,065,320)

Total	12,815,317

        The goodwill is not deductible for tax purposes.

        In August 2011, the Group acquired Beijing Shangtuo Shunze Media Advertisement Co. Ltd ("Beijing Shangtuo"), a real estate advertisement agency, for a cash consideration of $3,139,312 and a 5% equity interest in Beijing Advertisement, which had a fair value of $1,062,173. The purpose of the acquisition was to expand the Group's online advertising business by leveraging Beijing Shangtuo's advertising network. The goodwill mainly reflected the competitive advantages the Company expected to realize from Beijing Shangtuo's standing in the online advertising agency industry, including synergies related to sales and distribution, and growth prospects for higher sales volumes and improved market position, which do not qualify for separate recognition of intangible assets.

        The transaction was accounted for using the purchase method with the purchase price allocated as follows:

	Allocated Value	Amortization Period
	$
Total tangible assets acquired	78,827
Liabilities assumed	(928)
Customer relationship	983,494	7.3 years
Non-compete agreements	413,854	2.6 years
Goodwill	3,075,575
Deferred tax liabilities	(349,337)

Total	4,201,485

        The goodwill is not deductible for tax purposes.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

3. Acquisitions of Subsidiaries (Continued)

        Pro forma results of operations for these acquisitions as well as the results of operations since the date of acquisition to the period end have not been presented because they are not material to the consolidated results of operations, either individually or in the aggregate.

4. Property and Equipment, Net

        Property and equipment, net consists of the following:

	As of December 31,
	2012	2013
	$	$
Furniture, fixtures and equipment	9,528,056	10,631,922
Leasehold improvements	3,261,736	3,784,747
Buildings	1,282,572	766,994
Motor vehicles	1,109,881	1,503,273

Total	15,182,245	16,686,936
Accumulated depreciation	(6,495,992)	(9,659,234)

Property and equipment, net	8,686,253	7,027,702

        Depreciation expenses were $1,899,981, $2,926,149 and $3,021,130 for the years ended December 31, 2011, 2012 and 2013, respectively.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

5. Intangible Assets, Net

	As of December 31,		Weighted Average Remaining Amortization Period in Years
	2012	2013
	$	$
Intangible assets subject to amortization are comprised of the following:
Advertising agency agreement with SINA	106,790,000	106,790,000	5.95
License agreements with SINA	80,660,000	80,660,000	5.75
Exclusive rights with Baidu	43,955,466	45,315,329	1.25
Customer relationship	10,660,574	10,811,555	5.53
Database license	8,300,000	8,300,000	4.25
Non-compete agreements	1,619,637	1,662,410	0.55
Computer software licenses	820,721	896,317	3.07

	252,806,398	254,435,611	5.41
Less: Accumulated amortization
Advertising agency agreement	34,026,224	44,495,832
License agreements with SINA	26,214,500	34,280,500
Exclusive rights with Baidu	20,632,977	34,693,471
Customer relationship	4,023,672	6,030,501
Database license	3,173,531	4,150,001
Non-compete agreements	839,398	1,456,950
Computer software licenses	691,629	798,216

Intangible assets subject to amortization, net	163,204,467	128,530,140

Total intangible assets, net	163,204,467	128,530,140

        The advertising agency agreement and license agreements with SINA were recognized in connection with the Group's acquisition of COHT in 2009, which allows the Group to operate SINA's existing real estate and home furnishing related channels and have the exclusive right to sell advertising relating to real estate, home furnishing and construction materials on these channels as well as SINA's other websites through 2019. If the Group sells advertising on SINA's websites other than above channels, it will pay SINA fees of approximately 15% of the revenues generated from these sales. The acquisition cost was recognized as an intangible asset and amortized over the term of the agreement.

        In 2011, the Group purchased exclusive rights from Baidu, Inc ("Baidu") which allow it to sell Baidu's real estate related Brand Link product, which is a form of keyword advertising, and to use and operate Baidu's exclusive real estate-related web channel for $47,612,100 through August 2014. In October 2013, the Group extended these rights with Baidu to March 2015, without paying additional consideration. The payment schedule of the remaining liability for exclusive rights was also deferred through the extension period. The fair value of $43,847,992 was recognized in 2011 and calculated by discounting the future cash payments to be made from 2012 to 2014. The difference between the fair value and the principal amount of $3,764,108 is being amortized using the effective interest method

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

5. Intangible Assets, Net (Continued)

over the term of the exclusive rights and amounted to $891,441, $1,882,804 and $935,177 for the years ended December 31, 2011, 2012 and 2013, respectively.

        The Group paid $9,435,994, $14,249,180 and $15,347,915 in connection with the exclusive rights in 2011, 2012 and 2013, respectively.

        Amortization expenses were $27,278,648, $36,863,827 and $35,321,801 for the years ended December 31, 2011, 2012 and 2013, respectively. The Group expects to record amortization expenses of $29,750,848, $22,798,791, $20,351,190, $20,130,785 and $19,239,029 for the years ending December 31, 2014, 2015, 2016, 2017 and 2018, respectively.

6. Goodwill

        Changes in the carrying amount of goodwill for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011	2012	2013
	$	$	$
Balance as of January 1	445,282,401	40,152,022	40,215,987
Goodwill recognized upon acquisition	12,616,623	—	—
Exchange rate translation	75,302	63,965	394,633
Impairment charge	(417,822,304)	—	—

Balance as of December 31	40,152,022	40,215,987	40,610,620

	As of December 31,
	2012	2013
	$	$
Goodwill, gross	458,038,291	458,432,924
Accumulated impairment charge	(417,822,304)	(417,822,304)

Goodwill, net	40,215,987	40,610,620

        The Group utilized the income approach valuation method (Level 3) to compute the fair value of the Group. The key assumptions used in the income approach, which requires significant management judgment, include forecasted cash flows which considers the historical financial trends, business growth rate and market share, as well as terminal value and discount rate. Significant increases in discount rate or decrease in terminal value in isolation would result in a significantly lower fair value measurement.

        Toward the end of the third quarter of 2011, China's real estate market showed signs of further slowdown under the government's continued restrictive policies and further credit tightening. The Group's revenue growth started to slow down as developers became more pessimistic about increasing sales volume and more cautious with their advertising spending. The Group believed that this resulted in slower than previously expected growth for its business over the next several years. These circumstances prompted management to evaluate and test the fair value of the Group against their carrying amount. The Group applied a discount rate of 16.5% and terminal growth rate of 2% in

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

6. Goodwill (Continued)

estimating the fair value. The Group concluded that the carrying amount was higher than its fair value and consequently recorded a one-time goodwill impairment charge of $417,822,304 during the third quarter of 2011.

        Based on the impairment tests performed, there was no goodwill impairment as of December 31, 2012, and 2013, respectively. The Group recorded a goodwill impairment charge of $417,822,304, nil and nil for the years ended December 31, 2011, 2012 and 2013, respectively.

7. Other Loss, Net

	Year Ended December 31,
	2011	2012	2013
	$	$	$
Amortized discounts related to liability for exclusive rights	891,441	1,882,804	935,177
Foreign exchange loss	134,360	96,646	249,944

Total	1,025,801	1,979,450	1,185,121

8. Income Tax

        For financial reporting purposes, income before income taxes includes the following components:

	Year Ended December 31,
	2011	2012	2013
	$	$	$
Income (loss) Before Income Taxes:
PRC	11,015,523	37,908,140	91,779,478
Other	(451,276,111)	(85,833,719)	(45,994,531)

Total	(440,260,588)	(47,925,579)	45,784,947

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

8. Income Tax (Continued)

        The expense (benefit) for income taxes is comprised of:

	Year Ended December 31,
	2011	2012	2013
	$	$	$
Current Tax
PRC	6,705,373	7,053,197	21,147,165
Other	—	—	—

	6,705,373	7,053,197	21,147,165

Deferred Tax
PRC	(8,715,860)	(11,130,125)	(18,081,440)
Other	—	—	—

	(8,715,860)	(11,130,125)	(18,081,440)

Income tax expense (benefit)	(2,010,487)	(4,076,928)	3,065,725

        The Company is incorporated in the Cayman Islands, which is exempted from tax.

        On January 1, 2008, a new Enterprise Income Tax Law in China took effect. The new law applies a statutory 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

        In February 2009, Shanghai SINA Leju, the Group's subsidiary in China, was granted software enterprise status, which qualified the subsidiary to be exempted from income taxes for 2009, followed by a 50% reduction in its income tax rate, or a rate of 12.5%, from 2010 through 2012. Shanghai SINA Leju was also granted status as a high and new technology enterprise and was entitled to enjoy a favorable statutory tax rate of 15% from 2013 through 2014.

        In February 2012, Shanghai Fangxin information technology Co., Ltd., the Group's subsidiary in China, was granted software enterprise status, which exempted it from income taxes for 2012 and 2013 and provided a 50% reduction in its income tax rate, or a rate of 12.5%, from 2014 through 2016.

        The Group's subsidiaries in Hong Kong are subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations. The Company's subsidiaries incorporated in the BVI are not subject to taxation.

        The Group does not have uncertain tax positions in accordance with ASC740-10, nor does it anticipate any significant increase to its liability for unrecognized tax benefit within next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

        According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to tax authority's mistake or due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 ($16,402) is specifically listed as a special circumstance. In the case of a transfer pricing

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

8. Income Tax (Continued)

related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion.

        The principal components of the deferred income tax assets/liabilities are as follows:

	As of December 31,
	2012	2013
	$	$
Deferred tax assets:
Accrued salary expenses	5,125,473	7,250,447
Bad debt provision	1,848,329	2,338,422
Net operating loss carry forwards	3,267,758	2,661,176
Advertising expenses temporarily non-deductible	8,240,500	18,026,659
Other	309,172	67,396

Gross deferred tax assets	18,791,232	30,344,100
Valuation allowance	(831,361)	(1,051,973)

Total deferred tax assets	17,959,871	29,292,127

Analysis as:
Current	17,317,179	27,714,132
Non-current	642,692	1,577,995
Deferred tax liabilities:
Amortization of intangible and other assets	35,008,584	27,563,891

Total deferred tax liabilities	35,008,584	27,563,891

Analysis as:
Current	—	—
Non-current	35,008,584	27,563,891

        Movement of the valuation allowance is as follows:

	Year Ended December 31,
	2011	2012	2013
	$	$	$
Balance as of January 1	—	—	(831,361)
Additions	—	(830,348)	(194,892)
Changes due to foreign exchange	—	(1,013)	(25,720)

Balance as of December 31	—	(831,361)	(1,051,973)

        The Group has recognized a valuation allowance against deferred tax assets on tax loss carry forwards of nil, $830,348 and $194,892 for the years ended December 31, 2011, 2012 and 2013, respectively.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

8. Income Tax (Continued)

        The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three year period ended December 31, 2013. Such objective evidence limits the Group's ability to consider other subjective evidence such as our projections for future growth.

        On the basis of this evaluation, as of December 31, 2013, a valuation allowance of $1,051,973, was recorded to reflect only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

        Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2011	2012	2013
PRC income tax rate	25.00%	25.00%	25.00%
Goodwill impairment charge not deductible for tax purposes	(23.73)%	—	—
Share based compensation expenses not deductible for tax purposes	(0.77)%	(7.89)%	3.45%
Other expenses not deductible for tax purposes	(0.01)%	(1.34)%	1.12%
Effect of tax holiday	(0.06)%	(5.98)%	(19.06)%
Effect of different tax rate of subsidiary operation in other jurisdiction	—	(0.10)%	0.02%
Effect of different tax rate of DTA and DTL applied	—	0.22%	(4.36)%
Valuation allowance movement	—	(1.73)%	0.42%
Other	0.03%	0.33%	0.11%

	0.46%	8.51%	6.70%

        The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2011	2012	2013
	$	$	$
The aggregate dollar effect	(269,924)	(2,864,479)	8,725,381
Per share effect—basic	—	(0.02)	0.07
Per share effect—diluted	—	(0.02)	0.07

        As of December 31, 2012 and 2013, the Group had tax operating loss carry forwards of $14,441,322 and $10,644,703, respectively. These tax losses are available for offset against future profits that may be carried forward until calendar year 2017 and 2018, respectively.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

8. Income Tax (Continued)

        Undistributed earnings of the Company's PRC subsidiaries of approximately $93,605,179 at December 31, 2013 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of $4,680,259 to $9,360,518, as the withholding tax rate of the profit distribution will be 5% or 10% depends on whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

        Income tax payable balance of the Group represents the actual cash tax payments to be made by the legal entities within the Group. Income tax provision reflected in the Company's consolidated statements of operations is calculated based on a separate return basis as if the Group had filed a separate tax return, which has considered the impact of general corporate expenses allocated from E-House. The difference between the income tax provision on a separate return basis and the tax liability accrued was reflected as deemed distribution to E-House associated with tax liability in the consolidated statements of changes in equity. Such difference amounted to $1,704,836, $1,747,590 and $2,381,799 for the years ended December 31, 2011, 2012 and 2013, respectively.

9. Share-Based Compensation

E-House's Share Incentive Plan (the "E-House Plan")

        In 2006, E-House Holdings adopted the E-House Plan, which allows E-House Holdings to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to E-House. Under the E-House Plan, E-House Holdings authorized 3,636,364 ordinary shares, or 5% of the then total shares outstanding, to grant as options or restricted shares over a three-year period. In October 2010, E-House Holdings authorized an increase of 4,013,619 ordinary shares to the award pool. In November 2012, E-House Holdings further authorized an increase of 1,273,000 ordinary shares to the award pool. In August, 2013, E-House Holdings authorized an increase of 6,644,659 ordinary shares to the award pool. Share options granted under the E-House Plan have a ten-year life and can be settled by the employee either by cash or net settled by shares.

Share Options:

        During the years ended December 31, 2011, 2012 and 2013, E-House Holdings granted options to certain employees, senior management and independent directors for the purchase of 1,994,000, nil and nil ordinary shares, respectively. The options entitle the option holders to acquire ordinary shares of E-House Holdings at an exercise price of $5.31 per share, based on the fair market value of the ordinary shares at each of the dates of grant. Under the terms of each option plan, options expire 10 years from the date of grant and generally vest over three years.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

9. Share-Based Compensation (Continued)

        E-House Holdings has used the binomial model to estimate the fair value of the options granted under the E-House Plan. The fair value per option was estimated at the date of grant using the following weighted-average assumptions (excludes share option exchange program):

2011
Average risk-free rate of return	2.54%
Contractual life of option	10 years
Average estimated volatility rate	77.02%
Average dividend yield	4.11%

        In connection with its merger with CRIC, E-House Holdings exchanged 15,107,745 of its options ("E-House Replacement Options") at an exercise prices from $0.72 to $8.99 under E-House plan for 16,975,028 of options granted under CRIC plan at an exercise prices from $0.64 to $8.00 ("CRIC Replaced Options"), with other terms unchanged. As a result, CRIC's Share Incentive Plan (the "CRIC Plan") merged into the E-House Plan and ceased to exist on its own. The incremental compensation cost of $289,930 was measured as the excess of the fair value of the E-House Replacement Options over the fair value of the CRIC Replaced Options at the exchange date.

        E-House Holdings used the binomial model to estimate the fair value of both the E-House Replacement Options and CRIC Replaced Options using the following assumptions:

	E-House Replacement Options	CRIC Replaced Options
Average risk-free rate of return	2.62%	2.62%
Contractual life of option	7.53 years	7.53 years
Average estimated volatility rate	50.42%	54.21%
Average dividend yield	2.03%	—

        On May 9, 2012, 396,050 outstanding options granted from September 24, 2009 to October 10, 2011 held by 3 directors of CRIC were modified to be fully vested on the modification date, with other terms unchanged. The unrecognized compensation cost from the initial grant date was immediately expensed.

        On May 29, 2012, the exercise price of 4,211,879 outstanding options, previously granted from July 15, 2009 to March 10, 2011, held by 394 employees was reduced from between $6.75 and $8.99 to $5.34, with other terms unchanged. In connection with the above modifications, incremental compensation cost was measured as the excess of the fair value of the modified options over the fair value of the original options immediately before their terms were modified, measured based on the share price and other pertinent factors at the modification date. Total incremental compensation cost was $1,811,935.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

9. Share-Based Compensation (Continued)

        E-House Holdings used the binomial model to estimate the fair value of the modified options using the following assumptions:

2012
Average risk-free rate of return	2.78%
Contractual life of option	8.02 years
Average estimated volatility rate	62.23%
Average dividend yield	2.45%

        The weighted-average grant-date fair value of options granted during the year ended December 31, 2011 was $3.31 per share. E-House Holdings recorded compensation expense of $2,903,861, $17,157,015 and $12,817,935 for the years ended December 31, 2011, 2012 and 2013, respectively. During the years ended December 31, 2011, 2012 and 2013, 81,495, 194,721 and 4,596,761 options were exercised having a total intrinsic value of $422,455, $436,259 and $25,248,554 respectively.

        A summary of option activity under the E-House Plan during the years ended December 31, 2011, 2012 and 2013 is presented below.

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options
		$		$
Outstanding, as of January 1, 2011	1,442,075	5.38
Granted	1,994,000	5.31
Exercised	(81,495)	5.37
Forfeited	(22,506)	5.37

Outstanding, as of January 1, 2012	3,332,074	5.34
Granted E-House Replacement Options	15,107,745	4.63
Exercised	(194,721)	2.88
Forfeited	(325,504)	5.01

Outstanding, as of January 1, 2013	17,919,594	4.15		—
Granted E-House Replacement Options	—	—
Exercised	(4,596,761)	3.81		25,248,554
Forfeited	(372,882)	5.03

Outstanding, as of December 31, 2013	12,949,951	4.25	6.12	140,247,969

Vested and expected to vest as of December 31, 2013	12,896,168	4.25	6.10	139,636,669
Exercisable as of December 31, 2013	10,264,511	4.14	5.70	112,293,747

        As of December 31, 2013, there was $6,003,327 of total unrecognized compensation expense related to unvested share options granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 0.72 years.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

9. Share-Based Compensation (Continued)

Restricted Shares:

        E-House Holdings granted 28,000, 1,273,000 and 1,303,000 restricted shares to certain employees, directors and officers in 2011, 2012 and 2013, respectively. Under the terms of each restricted shares, restricted shares vest over three years.

        In connection with its merger with CRIC, E-House Holdings exchanged 77,875 of its restricted shares ("E-House Replacement Restricted Shares") under E-House plan for 87,500 of restricted shares granted under CRIC plan ("CRIC Replaced Restricted Shares"), with other terms unchanged. No incremental compensation cost was recognized from the exchange.

	E-House Replacement Restricted Shares	CRIC Replacement Restricted Shares
Average risk-free rate of return	2.43%	2.43%
Contractual life of option	0.85 years	0.85 years
Average estimated volatility rate	50.42%	54.21%
Average dividend yield	2.03%	—

        A summary of restricted share activity under the E-House Plan during the years ended December 31, 2011, 2012 and 2013 is presented below:

	Number of Restricted Shares	Weighted Average Grant-date Fair Value
		$
Unvested as of January 1, 2011	1,583,035	15.90
Granted	28,000	11.57
Vested	(630,603)	16.21
Forfeited	(61,336)	15.96

Unvested as of January 1, 2012	919,096	15.56
Granted	1,273,000	3.43
Granted E-House Replacement Restricted Shares	77,875	3.47
Vested	(567,489)	16.08
Forfeited	(71,844)	15.81

Unvested as of January 1, 2013	1,630,638	5.32
Granted	1,303,000	10.61
Vested	(769,448)	7.29
Forfeited	(12,506)	14.13

Unvested as of December 31, 2013	2,151,684	7.77

        The total fair value of restricted shares vested in 2011, 2012 and 2013 was $10,219,188, $9,127,103 and $5,612,379, respectively.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

9. Share-Based Compensation (Continued)

        As of December 31, 2013, there was $14,640,782 of total unrecognized compensation expense related to restricted shares granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 2.78 years.

        E-House recorded compensation expense of $10,668,117, $9,348,941 and $5,668,460, for the years ended December 31, 2011, 2012 and 2013, respectively, related to E-House restricted shares.

CRIC Plan

        On September 9, 2008, CRIC adopted the CRIC Plan to provide additional incentives to employees, directors and consultants who render services to CRIC. Under the CRIC Plan, the maximum number of shares that may be issued shall be 15% of the total outstanding shares of CRIC on an as-converted basis assuming all options outstanding were converted into shares as of the effective date of the CRIC Plan, plus an additional number of shares to be added on each of the third, sixth and ninth anniversary of the effective date of the CRIC Plan.

        In April 2012, all the options and restricted shares granted under the CRIC Plan were replaced by E-House's options and restricted shares under E-House Plan. After that, there was no compensation cost of the options and restricted shares under CRIC Plan.

Share Options:

        During 2011, CRIC granted 8,361,000 options to purchase its ordinary shares to certain of CRIC's employees at an exercise price from $3.75 to $7.02 per share pursuant to the CRIC plan. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of two to three years.

        CRIC used the binomial model to estimate the fair value of the options granted under the CRIC Plan using the following assumptions:

2011
Average risk-free rate of return	3.22%
Contractual life of option	10 years
Average estimated volatility rate	70.35%
Average dividend yield	0.00%

        The weighted-average grant-date fair value of the options granted in 2011 was $3.16 per share. CRIC recorded compensation expense of $18,088,339 and $8,532,772, for the years ended December 31, 2011 and 2012, respectively.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

9. Share-Based Compensation (Continued)

        A summary of option activity under the CRIC Plan during the years ended December 31, 2011 and 2012 is presented below.

	Number of Options	Weighted Average Exercise Price
		$
Outstanding, as of January 1, 2011	10,436,029	3.24
Granted	8,361,000	4.84
Exercised	(702,201)	0.99
Forfeited	(791,763)	3.56

Outstanding, as of January 1, 2012	17,303,065	4.09
Exercised	(200,116)	1.42
Forfeited	(127,921)	4.96
Replaced by E-House options	(16,975,028)	4.12

Outstanding, as of December 31, 2012	—

        The total intrinsic value of options under CRIC Plan exercised was $2,954,839 and $750,115, during the years ended December 31, 2011 and 2012, respectively.

Restricted Shares:

        A summary of restricted share activity under the CRIC Plan during the years ended December 31, 2011 and 2012 is presented below:

	Number of Restricted Shares	Weighted Average Grant-date Fair Value
		$
Unvested as of January 1, 2011	225,000	2.59
Vested	(75,000)	2.59
Forfeited	—	—

Unvested as of January 1, 2012	150,000	2.59
Vested	(62,500)	2.08
Replaced by E-House restricted shares	(87,500)	2.95

Unvested as of December 31, 2012	—

        E-House recorded compensation expense of $180,322 and $54,688 for CRIC restricted shares granted to the E-House's employee for the years ended December 31, 2011 and 2012, respectively.

        The total fair value of restricted shares vested was $194,196 and $130,000 during the years ended December 31, 2011 and 2012, respectively.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

9. Share-Based Compensation (Continued)

Share-based compensation expense under E-House Plan and CRIC Plan allocated to the Group

        The share-based compensation expense under E-House Plan and CRIC Plan allocated to the Group was $13,358,933, $14,570,467 and $6,000,438 for the years ended December 31, 2011, 2012 and 2013, respectively. These expenses are part of the selling, general and administrative expenses allocated from E-House, which were waived and have been reflected as capital contributions as of the date such expenses were originally allocated (see Note 13).

Leju Plan

        In November 2013, the Group adopted a share incentive plan ("Leju Plan"), which allows the Group to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to the Group. Under the Leju Plan, the maximum number of shares that may be issued shall be 8% of the total outstanding shares on an as-converted and fully diluted basis as of the effective date of the plan. Options have a ten-year life.

Share Options:

        On December 1, 2013, the Company granted 7,192,000 options to purchase its ordinary shares to certain of the Group's employees and E-House's employees at an exercise price of $4.6 per share. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

        On December 16, 2013, the Company granted 600,000 restricted shares to a director and an E-House employee to replace the same number of options previously granted under the Leju plan, with all other terms unchanged. The purchase price of the restricted shares is $4.6 per share, which was the exercise prices of the options that were replaced. The modification did not result in any incremental compensation expense. Cash received from the advance payment of the restricted shares are recorded as an amount due to related parties as of December 31, 2013.

        The Company has used the binomial model to estimate the fair value of the options granted under the Leju Plan. The fair value per option was estimated at the date of grant using the following assumptions:

2013
Risk-free rate of return	2.98%
Contractual life of option	10 years
Estimated volatility rate	56.74%
Dividend yield	0.00%

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

9. Share-Based Compensation (Continued)

        A summary of option activity under the Leju Plan during the year ended December 31, 2013 is presented below:

	Number of Options	Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value of Options
		$
Outstanding, as of January 1, 2013	—
Granted	7,192,000	4.60	10.00
Replaced by Restricted Share	(600,000)	4.60	10.00
Exercised	—
Forfeited	—

Outstanding, as of December 31, 2013	6,592,000	4.60	9.92	—

Vested and expected to vest as of December 31, 2013	6,592,000	4.60	9.92	—
Exercisable as of December 31, 2013	—	—	—	—

        The grant-date fair value of the options granted in December was $2.21 per share. For the year ended December 31, 2013, the Company recorded compensation expenses of $289,649 for the share options granted to the Group's employees and recorded deemed distribution to E-House of $92,225 for the share options granted to E-House's employees.

        As of December 31, 2013, there was $13,394,410 of total unrecognized compensation expense related to unvested share options granted under the Leju Plan. That cost is expected to be recognized over a weighted-average period of 2.92 years.

Restricted Shares:

        A summary of restricted share activity under the Leju Plan during the year ended December 31, 2013 is presented below:

	Number of Restricted Shares	Grant-date Fair Value
		$
Unvested as of January 1, 2013	—
Converted from option	600,000	2.21
Vested	—
Forfeited	—

Outstanding, as of December 31, 2013	600,000	2.21

        For the year ended December 31, 2013, the Company recorded compensation expenses of $20,855 for the restricted shares granted to the Group's employees and recorded deemed distribution to E-House of $13,903 for the share options granted to E-House's employees.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

9. Share-Based Compensation (Continued)

        As of December 31, 2013, there was $1,141,286 of total unrecognized compensation expense related to unvested restricted shares granted under the Leju Plan. That cost is expected to be recognized over a weighted-average period of 2.92 years.

Other Equity Compensation

        In August 2011, the Group signed employee equity compensation arrangements with three senior managers of Beijing Advertisement. Under the agreement, the managers received a 3.5% equity interest of Beijing Advertisement. The award vests over a 16 month service period, starting September 2011. The fair value of Beijing Advertisement was calculated using the discounted cash flow method, under the income approach. The 3.5% equity interest in Beijing Advertisement was valued at $731,676. The Group recorded $182,918, $563,109 and nil as compensation expense for the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, there was no unrecognized compensation expense related to this compensation agreement.

10. Employee Benefit Plans

        The Group's PRC subsidiaries and VIEs are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $8,497,700, $13,475,405, and $14,174,182 for the years ended December 31, 2011, 2012 and 2013, respectively, for such benefits.

11. Distribution of Profits

        Relevant PRC statutory laws and regulations permit payment of dividends by the Group's PRC subsidiaries and VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of the Group's PRC subsidiaries and VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of the Group's subsidiaries with foreign investment is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends, loans or advances except in the event of liquidation of these subsidiaries.

        The amount of the reserve fund for the Group as of December 31, 2012 and 2013 was $2,461,706 and $5,058,900, respectively.

        As a result of these PRC laws and regulations, the Group's PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $22,613,033 and $30,210,227, of which $7,906,398 and $8,228,655 was attributed to general reserve and registered capital of the VIEs, as of December 31, 2012 and 2013, respectively.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

12. Segment Information

        The Group operates and manages its business as a single segment. The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group's chief operating decision maker ("CODM") for making decisions, allocating resources and assessing performance. The Group's CODM has been identified as the chief executive officer, who reviews the consolidated results of the Group as a whole when making decisions about allocating resources and assessing performance.

        The following table summarizes the revenue information of the Group:

	Year Ended December 31,
	2011	2012	2013
	$	$	$
E-commerce	—	26,995,814	170,204,545
Online advertising	132,076,188	138,767,288	145,444,790
Listing	5,014,575	5,532,864	19,772,181

	137,090,763	171,295,966	335,421,516

Geographic

        Substantially all of the Group's revenues from external customers and long-lived assets are located in the PRC.

Major customers

        There were no customers from whom revenue accounted for 10% or more of total revenue for the years ended December 31, 2011, 2012 and 2013, respectively.

        Details of the accounts receivable from customers accounting for 10% or more of total net accounts receivable are as follows:

	As of December 31,
	2012	2013
	$	$
Customer A	13,664,952	13,294,502

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

13. Related Party Balances and Transactions

        The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
E-House	Under the common control of E-House Holdings
SINA	Mr. Charles Chao, co-chairman of E-House, is SINA's chairman and chief executive officer
Beijing China Real Estate Research Association Technology Ltd. ("CRERAT")	Mr. Xin Zhou, co-chairman and chief executive officer of E-House, is the legal representative of CRERAT, and E-House owns 51% of CRERAT

        These consolidated financial statements include transactions with E-House and its subsidiaries. Furthermore, E-House provided certain corporate services for the consolidated financial statement periods presented. During the years ended December 31, 2011, 2012 and 2013, E-House waived net receivables from the Group of $20,178,276, $21,560,829 and $15,527,623 respectively, which the Group has reflected as a capital contribution.

        During the years ended December 31, 2011, 2012 and 2013, E-House loaned $10,649,904, $1,500,000 and $1,000, respectively, to fund capital injections into the Group's PRC subsidiaries. Such amounts have been waived by E-House and have been reflected as capital contributions as of the date such loans were originally made.

        During the years ended December 31, 2011, 2012 and 2013, significant related party transactions were as follows:

	Year Ended December 31,
	2011	2012	2013
	$	$	$
Corporate expenses allocated from E-House	20,178,276	21,560,829	15,527,623
Online advertising agency fee recognized as cost of revenues purchased from SINA	3,462,672	5,145,039	6,033,036
Services purchased from/rental paid to E-House	6,395,157	1,802,101	949,584
Services purchased from CRERAT	734,897	476,706	—
Online advertising services provided to E-House	638,379	1,540,073	10,614
Online advertising services provided to SINA	171,211	1,855	—

        The transactions are measured at the amount of consideration established and agreed to by the related parties, which approximate amounts charged to third parties.

        As at December 31, 2013, amounts due from related parties were $3,471,958, which was primarily for revenues collected by E-House on behalf, and partially offset by loans from E-House for general working capital requirements.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

13. Related Party Balances and Transactions (Continued)

        As at December 31, 2012 and 2013, amounts due to related parties were comprised of the following:

	As of December 31,
	2012	2013
	$	$
SINA(1)	2,505,618	1,741,371
E-House(2)	79,553,723	—
CRERAT(3)	1,083,515	—
Management(4)	—	1,656,000
E-House Management(4)	—	1,104,000

Total	83,142,856	4,501,371

(1)
The amount due to SINA as of December 31, 2012 and 2013 represents online advertising agency fees payable to SINA.

(2)
The amount due to E-House as of December 31, 2012 was primarily for the loans from E-House for general working capital requirements, and partially offset by the amount due to online services provided to E-House and revenues collected by E-House on behalf. The balance is interest free and settable on demand.

(3)
The amount due to CRERAT as of December 31, 2012 was primarily for services purchased from the entity.

(4)
The amount due to management/ E-House management represents consideration paid by management/ E-House management for unvested restricted shares (see Note 9).

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

13. Related Party Balances and Transactions (Continued)

        The rollforward of the payable (receivable) balance with E-House for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Year Ended December 31,
	2011	2012	2013
	$	$	$
Balance at January 1	47,920,441	60,900,414	79,553,723
Loans from (Refund to) E-House for working capital	16,187,160	19,761,083	(43,818,894)
Loans from E-House for capital contribution	10,649,904	1,500,000	1,000
Corporate expenses allocated from E-House	20,178,276	21,560,829	15,527,623
Revenues collected by E-House on behalf of the Company	(4,867,401)	(433,290)	(45,449,972)
Related party balance waived as capital contribution	(30,828,180)	(23,060,829)	(15,528,623)
Service provided to E-House	(638,379)	(1,540,073)	(10,614)
Service purchased from E-House	6,395,157	1,802,101	949,584
Net payment for services	(4,096,564)	(936,512)	5,304,215

Balance at December 31	60,900,414	79,553,723	(3,471,958)

14. Commitments and Contingencies

(a)
Operating lease commitments

        The Group has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from one to 34 months and are renewable upon negotiation. Rental expenses were $4,946,292, $7,783,909 and $7,669,866, for the years ended December 31, 2011, 2012 and 2013, respectively.

        Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2013 were as follows:

Year Ended December 31	Amount
$
2014	7,322,270
2015	3,125,045
2016	1,828,157
2017	356,207
2018	338,496

Total	12,970,175

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

14. Commitments and Contingencies (Continued)

(b)
Contingencies

        The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material effect on its business, assets or operations.

15. Subsequent Events

        In January 2014, the Group entered into an equity transfer agreement with two individual shareholders of Beijing Lotta Times Advertising Co., Ltd ("Beijing Lotta"), a subsidiary of Beijing Leju, to purchase the remaining 40% shares of Beijing Lotta that it didn't already own with a total consideration of US$16.4 million (RMB100 million). After the acquisition, Beijing Lotta becomes a wholly-owned subsidiary of the Group. As the Group retains the controlling interest in Beijing Lotta before and after the acquisition, the acquisition is accounted for as an equity transaction. Therefore, no gain or loss will be recognized in consolidated statement of operations.

        In March 2014, the advertising agency agreement and license agreements originally signed between Leju and SINA in August 2009 were extended an additional five years to March 2024 for no additional consideration. All other terms of the agreements remain the same.

        On March 18, 2014, the Company granted 866,000 restricted shares to certain of the Group's employees. The restricted shares vest ratably at each grant date anniversary over a period of three years.

        On March 21, 2014, the Company entered into a share purchase and subscription agreement with E-House and affiliates of Tencent Holdings Limited ("Tencent"), a leading provider of comprehensive Internet services in China, pursuant to which Tencent will acquire from E-House 15% of the equity interests on a fully diluted basis in the Company for US$180 million. The transaction has been closed by the end of March 2014. Tencent will also subscribe for additional shares in the Company's proposed initial public offering to maintain its 15% equity interest on a fully diluted basis.

LEJU 乐居
LEJU.COM

LEJU 乐居购房网 WWW.LEJU.COM
sina 新浪乐居 house.sina.com.cn
Baidu 乐居 leju.baidu.com
微房产
sina 新浪家居 jiaju.sina.com.cn
家居就 JIAJU.COM
sina 新浪地产

10,000,000 American Depositary Shares
Representing 10,000,000 Ordinary Shares

Leju Holdings Limited

Credit Suisse	J.P. Morgan

China Renaissance	Macquarie Capital	China Merchants Securities (HK)

 PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers.

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

        The new articles of association that we expect to adopt to become effective upon the completion of this offering provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such only if they acted honestly and in good faith with a view to the best interests of our company and, in the case of criminal proceedings, only if they had no reasonable cause to believe that their conduct was unlawful.

        Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

        The underwriting agreement, the form of which has been filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    Recent Sales of Unregistered Securities.

        Upon incorporation, we had 500,000,000 ordinary shares authorized, 50,000 ordinary shares issued and outstanding with a par value of $1.00 per share, all of which were held by E-House. On December 19, 2013, the Company effected a 1:1,000 share split, resulting in us having 50,000,000 ordinary shares issued and outstanding with a par value of $0.001 per share. We also issued an additional 70,000,000 ordinary shares to E-House for par value, or $70,000. As a result, we have 120,000,000 ordinary shares issued and outstanding.

        On December 1, 2013 we granted an aggregate total of 7,192,000 options to certain of our directors, officers and employees as well as some of the directors and officers of E-House at an exercise price of $4.60 per share pursuant to our share incentive plan. On December 16, 2013, we replaced 600,000 options granted to two of our directors with the same number of restricted shares, with all other substantive terms remaining unchanged. On January 21, 2014, we replaced 60,000 options granted to one E-House employee with the same number of restricted shares, with all other substantive terms remaining unchanged. On March 18, 2014 we granted 866,000 restricted shares to certain of our employees and independent directors.

        Pursuant to the share purchase and subscription agreement between us, E-House, and Tencent, on March 21, 2014, concurrently with the consummation of this offering Tencent has agreed to subscribe for an additional number of our ordinary shares, at a price per ordinary share equal to the initial public offering price per ordinary share, sufficient for Tencent to maintain a 15% equity interest in us (on a fully diluted basis, including all options and restricted shares and any other rights to acquire our shares that are granted and outstanding, and assuming the underwriters exercise their over-allotment option to purchase additional ADSs in full) as of the consummation of this offering. See "Related Party

Transactions—Transactions and Agreements with Tencent." This transaction will be conducted in reliance upon Regulation S under the Securities Act.

Item 8.    Exhibits and Financial Statement Schedules.

(a)
Exhibits

        See Exhibit Index beginning on page II-5 of this registration statement.

        The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of "materiality" that are different from "materiality" under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

        We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)
Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on April 16, 2014.

LEJU HOLDINGS LIMITED
By:	/s/ YINYU HE Name: Yinyu He Title: Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ YINYU HE Yinyu He	Chief Executive Officer (Principal Executive Officer)	April 16, 2014
/s/ MIN CHEN Min Chen	Chief Financial Officer (Principal Financial and Accounting Officer)	April 16, 2014
* Xin Zhou	Director	April 16, 2014
* Li-Lan Cheng	Director	April 16, 2014
* Canhao Huang	Director	April 16, 2014
* Martin Chi Ping Lau	Director	April 16, 2014

*By:	/s/ YINYU HE Name: Yinyu He Title: Attorney-in-fact

 SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Leju Holdings Limited has signed this registration statement or amendment thereto in New York on April 16, 2014.

Authorized U.S. Representative
By:	/s/ DIANA ARIAS Name: Diana Arias, on behalf of Law Debenture Corporate Services Inc. Title: Service of Process Officer

 Leju Holdings Limited

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	†	Form of Underwriting Agreement
3.1	†	Memorandum and Articles of Association of the Registrant, as currently in effect
3.2	†	Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the closing of this offering)
4.1	†	Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2	†	Registrant's Specimen Certificate for Ordinary Shares
4.3	†	Form of Deposit Agreement, among the Registrant, the depositary and holders of American Depositary Receipts
4.4	†	Investor Rights Agreement dated, March 31, 2014 between, E-House (China) Holdings Limited, THL O Limited and the Registrant
5.1	†	Opinion of Maples & Calder regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters
8.1	†	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. tax matters
8.2	†	Opinion of Maples & Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.3	†	Opinion of Fangda Partners regarding certain PRC tax matters (included in Exhibit 99.2)
10.1	†	2013 Share Incentive Plan
10.2	†	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.3	†	Form of Employment Agreement between the Registrant and its executive officers
10.4	†
English translation of Exclusive Call Option Agreement dated September 10, 2011 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Zuyu Ding
10.5	†	English translation of Loan Agreement dated September 10, 2011 between Shanghai SINA Leju Information Technology Co., Ltd., Xudong Zhu and Zuyu Ding
10.6	†
English translation of Shareholder Voting Rights Proxy Agreement dated September 10, 2011 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Zuyu Ding
10.7	†	English translation of Power of Attorney dated September 10, 2011 issued by Xudong Zhu to Xin Zhou
10.8	†	English translation of Power of Attorney dated September 10, 2011 issued by Zuyu Ding to Xin Zhou
10.9	†
English translation of Equity Pledge Agreement dated September 10, 2011 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Zuyu Ding

Exhibit Number		Description of Document
10.10	†	English translation of Exclusive Technical Support Agreement dated May 8, 2008 between Shanghai SINA Leju Information Technology Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd.
10.11	†	English translation of Exclusive Call Option Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma
10.12	†	English translation of Loan Agreement, dated September 20, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Zuyu Ding and Weijie Ma
10.13	†
English translation of Shareholder Voting Right Proxy Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma
10.14	†	English translation of Power of Attorney dated December 5, 2011 issued by Zuyu Ding to Xin Zhou
10.15	†	English translation of Power of Attorney dated December 5, 2011 issued by Weijie Ma to Xin Zhou
10.16	†	English translation of Equity Pledge Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma
10.17	†	English translation of Exclusive Technical Support Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd. and Shanghai Yi Xin E-Commerce Co., Ltd.
10.18	†
English translation of Exclusive Call Option Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma
10.19	†	English translation of Loan Agreement, dated February 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Zuyu Ding and Weijie Ma
10.20	†
English translation of Shareholder Voting Right Proxy Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma
10.21	†	English translation of Power of Attorney dated April 1, 2012 issued by Zuyu Ding to Xin Zhou
10.22	†	English translation of Power of Attorney dated April 1, 2012 issued by Weijie Ma to Xin Zhou
10.23	†	English translation of Equity Pledge Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma
10.24	†	English translation of Exclusive Technical Support Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd. and Beijing Jiajujiu E-Commerce Co., Ltd.
10.25	†	English translation of Advertising Inventory Sale Agency Agreement, dated March 7, 2014, between SINA Corporation and Leju Holdings Limited.

Exhibit Number		Description of Document
10.26	†	Amended and Restated Domain Name and Content License Agreement, dated March 7, 2014, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd.
10.27	†	Amended and Restated Trademark License Agreement, dated March 7, 2014, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd.
10.28	†	Amended and Restated Software License and Support Services Agreement, dated March 7, 2014, between SINA.com Technology (China) Co. Ltd. and Shanghai SINA Leju Information Technology Co., Ltd.
10.29	†	Master Transaction Agreement, dated March 2014, between the Registrant and E-House (China) Holdings Limited.
10.30	†	Offshore Transitional Services Agreement, dated March 2014, between the Registrant and E-House (China) Holdings Limited.
10.31	†	Non-Competition Agreement, dated March 2014, between the Registrant and E-House (China) Holdings Limited.
10.32	†	English translation of Onshore Transitional Services Agreement, dated March 2014, between Shanghai Real Estate Sales (Group) Co., Ltd. and certain subsidiaries of the Registrant
10.33	†
English translation of Onshore Cooperation Agreement, dated March 2014, by and among Shanghai Real Estate Sales (Group) Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Shanghai Yi Xin E-Commerce Co., Ltd. and Beijing Jiajujiu E-Commerce Co., Ltd.
10.34	†
English translation of Internet Channel Cooperation Agreement, dated April 29, 2010, between Beijing Baidu Netcom Science and Technology Co., Ltd., China Online Housing (Hong Kong) Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd.
10.35	†	English translation of Further Strategic Cooperation Agreement, dated June 2011, between Beijing Yisheng Leju Information Services Co., Ltd. and Bejing Baidu Netcom Science and Technology Co., Ltd.
10.36	†
English translation of Supplement to Further Strategic Cooperation Agreement and the Cooperation Agreement between Beijing Yisheng Leju Information Services Co., Ltd. and Bejing Baidu Netcom Science and Technology Co., Ltd.
10.37	†	Strategic Cooperation Agreement, dated March 10, 2014, between Shanghai Yi Yue Information Technology Co., Ltd. and Shenzhen Tencent Computer Systems Company Limited
10.38	†
Share Purchase and Subscription Agreement, dated March 21, 2014, between, E-House (China) Holdings Limited, THL O Limited, Shenzhen Tencent Computer Systems Company Limited, Shanghai Yi Yue Information Technology Co., Ltd. and the Registrant
10.39	†	Amendment to Share Purchase and Subscription Agreement, dated March 21, 2014, between, E-House (China) Holdings Limited, THL O Limited and the Registrant
21.1	†	Principal Subsidiaries of the Registrant
23.1		Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

Exhibit Number		Description of Document
23.2	†	Consent of Maples & Calder (included in Exhibit 5.1)
23.3	†	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1)
23.4	†	Consent of Fangda Partners (included in Exhibit 99.2)
23.5	†	Consent of Jones Lang LaSalle Corporate Appraisal and Advisory Limited
23.6	†	Consent of Charles Chao
23.7	†	Consent of Zhe Wei
23.8	†	Consent of Jian Sun
23.9	†	Consent of Min Fan
23.10	†	Consent of Winston Li
24.1	†	Powers of Attorney (included on signature page)
99.1	†	Code of Business Conduct and Ethics of the Registrant
99.2	†	Opinion of Fangda Partners regarding certain PRC law matters
99.3	†	Registrant's Waiver Request and Representation under Item 8.A.4

†
Previously filed.